concentrix™

2025

Annual Report & Proxy Statement

Concentrix, The Intelligent Transformation Partner

Concentrix is the global technology and services leader that powers the world's best brands, today and into the future. Every day, we design, build, and run fully integrated, end-to-end solutions at speed and scale across the entire enterprise, helping over 2,000 clients solve their toughest business challenges in all major industries. Whether it's designing game-changing brand experiences, building and scaling secure AI technologies, or running digital operations that deliver global consistency with a local touch, we have it covered.



Growing profitable business model

Delivering high-value, intelligent business transformation solutions for 2,000+ of the world's most iconic brands.



Sustainable competitive advantage

A proven combination of trusted CX expertise and global-scale AI to transform experiences and solve our clients' toughest business challenges.



Strong cash generation

A track record of shareholder returns and value creation.











February 12, 2026

Concentrix Shareholders,

Thank you for your trust in Concentrix. In 2025 we advanced our market leadership position, grew our revenue, generated record cash flows, reduced our net debt, and returned value to shareholders, all while staying true to our entrepreneurial spirit of innovation and our commitment to client excellence.

Our mission is to become our clients' most trusted integrated transformation partner to solve their biggest challenges. In fiscal 2025 we made strategic investments in the business to support this mission, while continuing our track record of delivering strong financial results. In 2025 we:

- Exceeded revenue expectations throughout the year with steadily improving year-on-year constant currency growth every quarter

- Generated $9.8 billion of revenue in fiscal 2025, marking 2.2% total growth

- Exited the year with constant currency revenue growth of over 3% in the fiscal fourth quarter[1]

- Generated record cash flow from operations of $807 million and record adjusted free cash flow of $626 million[1] in the fiscal year; and

- Returned more than $258 million to shareholders through share repurchases and dividends, while reducing our net debt



"We expect to continue to deliver shareholder value by focusing on high value solutions and growing our revenue across our integrated service offerings while continuing to generate strong free cash flow."

Chris Caldwell
President and CEO
Concentrix Corporation

As we look ahead, we remain committed to driving strong long-term profitable growth and growing cash flow while enhancing shareholder value by aligning our business around our key strategic priorities.

FOCUS ON HIGH VALUE SOLUTIONS TO ENHANCE OUR QUALITY OF REVENUE

Today, we have a strong, growing technology-led business that blends a powerful AI platform, services that bring the platform to life, and a proven global delivery model to drive adoption and ongoing value creation. Approximately 2,000 clients, including more than 160 of the Fortune 500[2], rely on our technology-led operational model every day to power their business. Our top 30 clients, which are all leading global brands, have an average tenure of over 16 years.

To add incremental value to our clients, we have expanded our offerings over the years to include complementary business and technology solutions such as data annotation, data modeling and analytics, B2B sales enablement, AI design and deployment, cybersecurity, financial crimes and compliance, our own commercially available software products and our IT services offerings. The addition of these broad-based solutions allows us to expand our value to clients and elevate our position in the market as we provide a full suite of design, build, and run capabilities to address the evolving needs of our clients.

As we have grown our business across a wider spectrum of services, we have successfully increased the value and complexity of our solutions while reducing the percentage of our business related to low complexity transactions which now represent only 5% of our total revenue, a decrease from 7% a year ago.

We have also worked with clients to optimize their cost structure by re-solutioning work to take advantage of our technology, our expertise, and our global delivery model. In 2025, we invested in new capabilities, security, facilities and footprint, allowing us to continue to move business to our offshore delivery centers. While making these incremental investments may have a near-term impact on margins, we expect it to broaden our opportunities over the long term by allowing us to increase the quality of our revenue, capture share, drive new solutions sales, attract new talent and strengthen our positioning with our client base while providing a foundation for further growth in 2026 and beyond.

BECOME OUR CLIENTS' PARTNER OF CHOICE TO GROW OUR SHARE

We strive to be our clients' number one partner for a broad range of business services. As traditional barriers between consulting, IT services and BPO blur, clients want strategic partners who can design, build, and run their business processes while they transform. Clients also want proven technology solutions that blend AI and human expertise to optimize complex customer interactions at the enterprise level. Ultimately, they are seeking partners that have the capabilities, data and knowledge to provide both better and more impactful end-to-end solutions. This market dynamic provides us with a unique opportunity to accelerate growth and build more strategic relationships with our clients. To capitalize on this opportunity, we have invested in retooling our go-to-market capabilities significantly throughout

2025. We retrained and upskilled our sales and account management team, invested in subject matter experts to support technology solutions and developed clear vertical offerings while building out our partner organization. We believe these efforts are translating into both greater share of wallet and broader share of the market, while increasing our competitive position and driving tangible business results, all of which are reflected in the following metrics exiting the year:

- 6% increase in the annual contract value of deals in the pipeline
- 9% increase in the number of new wins
- 14% increase in the annual contract value (ACV) of our transformational wins
- 23% increase in the ACV of cross-sell and upsell wins combined; and
- 98% of our top 50 clients now rely on Concentrix for more than one solution

These data points show that clients value our broad range of technology-enabled services with customer experience at the core. As we begin 2026, we believe we have the foundation to accelerate growth as we deliver integrated consulting, digital implementation and services solutions for clients across market sectors.

LEVERAGE OUR INTELLECUTUAL PROPERTY TO EXPAND OUR MARKET

Recognizing we have a unique opportunity to lead the market in agentic AI CX solutions, we have spent more than two years making significant advancements in our proprietary AI technology platform and expanding our partnership strategies with other technology leaders to provide the blended human-AI solutions clients demand. 2025 was a pivotal year as we launched our purpose-built AI solutions for human and digital advisors, including new versions of iX Hello, our autonomous AI solution, and the introduction of iX Hero, our agentic AI solution that supercharges and optimizes human advisors for hyper-personalized, hyper-efficient CX delivery.

By productizing our own technology and integrating it with our client solutions, we are differentiating Concentrix in the market and gaining recognition from clients and industry organizations alike. We exited 2025 with over $60 million in annualized AI revenue, reaching breakeven on our AI investments. We also continued our positive attach rate, as approximately 42% of our new business wins include our technology solutions, well ahead of our expectations. Most importantly, our clients are realizing tangible results as our technology enables their business, with an AI deployment success rate of almost 80% – an impressive feat amidst a market backdrop of AI noise and failed promises.

LOOKING AHEAD

We believe we are competing and winning in this market because we bring both the agility of an entrepreneurial organization with the maturity and scale of an established market leader to deliver the innovation and excellence clients expect.

In 2026, we expect to continue to deliver shareholder value by delivering high-value solutions our clients demand and growing our revenue across our integrated service offerings while continuing to generate strong free cash flow. We expect to use our cash flow to reduce our debt, maintain investment grade principles and support our dividend, which we have increased each year since inception.

While we believe our valuation today reflects a stark disconnect from the underlying strength of our business, our team is confident that as we continue to prove our ability to use AI to our advantage, grow our business and generate strong free cash flows, the public markets will recognize our exceptional competitive position, the value of our market leadership and the upside potential of our long-term strategy.

We see a tremendous opportunity in front of us to redefine our industry and deliver the solutions our clients need at the speed, scale and caliber they expect. We are making the right investments in the business to capitalize on these opportunities, increase our quality of revenue, and become the partner of choice for clients' integrated transformation solutions. I am positive about our vision, our model and our prospects for long-term, profitable growth. I am excited for the road ahead.

I thank our dedicated game-changers for their hard work, and commitment to excellence and innovation. I also thank our clients for their trust, our Board of Directors for their dedication, and our shareholders for your continued confidence in Concentrix.

Sincerely,

Chris Caldwell
President & CEO
Concentrix Corporation

1 Constant currency revenue growth and adjusted free cash flow are non-GAAP financial measures. See pages 40-43 of the accompanying Annual Report on Form 10-K and our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 28, 2026 and January 13, 2026, respectively, for more information, including reconciliations to the most directly comparable GAAP measures.

2 Fortune and Fortune 500 are registered trademarks of Fortune Media IP Limited and are used under license.

This letter to shareholders contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding revenue growth, margin expansion, profitability, free cash flow, the benefits of our investments, outperformance, future business opportunities, the potential benefits associated with use of our artificial intelligence and other products, the future growth and success of our capabilities and products portfolio and our strategy. Forward-looking statements are inherently uncertain and involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information concerning risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements can be found in the Note Regarding Forward-Looking Statements and the Risk Factors section of the accompanying Annual Report on Form 10-K. We assume no obligation to update any forward-looking statements contained in this letter.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2025
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to ________

Commission File Number: 001-39494

CONCENTRIX CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**27-1605762**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
99 Balentine Drive, Suite 235, Newark, California	**94560**
(Address of principal executive offices)	(Zip Code)

(Registrant’s telephone number, including area code): **(800) 747-0583**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	CNXC	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $2,948,926,137, computed by reference to the closing sale price of the common stock on the Nasdaq Stock Market LLC on May 31, 2025, the last business day of the registrant's most recently completed second fiscal quarter.

As of January 16, 2026, there were 61,597,304 shares of common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K incorporate by reference portions of the Registrant's definitive proxy statement relating to its 2026 Annual Meeting of Stockholders (the "2026 Proxy Statement") where indicated. The 2026 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

Table of Contents

Note Regarding Forward-Looking Statements

Unless otherwise indicated or except where the context otherwise requires, the terms "Concentrix," "the Company," "we," "us" and "our" and other similar terms in this Annual Report on Form 10-K refer to Concentrix Corporation and its subsidiaries.

This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include, but are not limited to, statements regarding our expected future financial condition and growth, cash flows, results of operations, effective tax rate, leverage, liquidity, business strategy, competitive position, the future growth of, and demand and market acceptance for, our services and products, seasonality of our business, international operations, the potential benefits associated with use of the Company's technology and services, acquisition opportunities and the anticipated impact of acquisitions, capital allocation and dividends, growth opportunities, spending, capital expenditures and investments, debt repayment and obligations, competition and market forecasts, industry trends, our human capital resources and sustainability initiatives, and statements that include words such as believe, expect, may, will, provide, could, should, and other similar expressions. These forward-looking statements are inherently uncertain and involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things: risks related to general economic and geopolitical conditions and their effects on our clients' businesses and demand for our services, including consumer demand, interest rates, inflation, international tariffs and global trade policies, supply chains, and the conflicts in Ukraine and the Middle East, and tensions between India and Pakistan; cyberattacks on our or our clients' networks and information technology systems; uncertainty around, and disruption from, new and emerging technologies, including the adoption and utilization of artificial intelligence ("AI") including agentic AI and generative AI; the failure of our staff and contractors to adhere to our and our clients' controls and processes; the inability to protect personal and proprietary information; the effects of communicable diseases or other public health crises, natural disasters, and adverse weather conditions; geopolitical, economic and climate- or weather-related risks in regions with a significant concentration of our operations; the ability to successfully execute our strategy; competitive conditions in our industry and consolidation of our competitors; variability in demand by our clients or the early termination of our client contracts; the level of business activity of our clients and the market acceptance and performance of their products and services; the demand for end-to-end solutions and technology; damage to our reputation through the actions or inactions of third parties; changes in law, regulations or regulatory guidance, or changes in their interpretation or enforcement, including changes in law and policy that restrict travel or visas between countries in which we have operations; the operability of our communication services and information technology systems and networks; the loss of key personnel or the inability to attract and retain staff with the skills and expertise needed for our business; increases in the cost of labor; the inability to successfully identify, complete and integrate strategic acquisitions or investments or realize anticipated benefits within the expected timeframe; higher than expected tax liabilities; currency exchange rate fluctuations; investigative or legal actions; and other risks that are described under "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K. We do not intend to update forward-looking statements, which speak only as of the date hereof, unless otherwise required by law.

Concentrix, Webhelp, and all Concentrix company, product, and services word and design marks and slogans are trademarks or registered trademarks of Concentrix Corporation and its subsidiaries. Other names and marks are the property of their respective owners. All rights reserved.

Part I

ITEM 1. BUSINESS

Our Company

We are a global technology and services leader that powers exceptional brand experiences and digital operations for more than 2,000 clients across the globe. We design, build, and run fully integrated, end-to-end solutions — including customer experience ("CX") process optimization, technology innovation and design engineering, front- and back-office automation, analytics, and business transformation services — for clients in five primary industry verticals. Our solutions help our clients drive deep understanding, full lifecycle engagement, and differentiated customer experiences for their brands.

We strive to deliver exceptional services globally, supported by our deep industry knowledge, technology and security practices, talented people, and digital and analytics expertise. Our differentiated portfolio of solutions supports Fortune Global 500 and new economy companies across the globe in their efforts to deliver an optimized, consistent brand experience across all channels of communication, including voice, chat, email, generative AI ("GenAI") and agentic AI-powered self-service, social media, asynchronous messaging, and other custom applications.

We offer our clients integrated solutions to support the entirety of their customer lifecycles, transform their businesses, and solve business challenges:

- CX and user experience ("UX") strategy and design;

- digital operations, including business-to-business ("B2B") sales, performance marketing, customer loyalty, trust and safety, collections, and financial compliance;

- data analytics, enterprise intelligence, artificial intelligence ("AI") readiness, and actionable insights; and

- innovative new approaches to enhancing the customer experience through the latest technological advancements in our industry, including GenAI and agentic AI technologies.

Through our end-to-end capabilities, we believe we deliver better economic outcomes for our clients with solutions designed to meet their unique needs as they navigate a landscape characterized by discerning consumers and new market entrants.

We have strong relationships with global brands and are a partner of choice for industry leaders, including more than 160 Fortune Global 500 clients as of November 30, 2025. We believe in deepening and broadening our support of clients over the long term to build enduring relationships, and we prioritize the pursuit of clients in verticals characterized by high growth, high transaction volume, high levels of compliance and security, and steep barriers to entry. Our average client tenure for our top 30 clients is 16 years. Our strategic verticals include:

- technology and consumer electronics;

- retail, travel and e-commerce;

- communications and media;

- banking, financial services and insurance; and

- healthcare.

Our clients include:

- 8 of the top 10 global tech and consumer electronics companies

- 8 of the top 10 global fintech companies

- 2 of the top 5 global retail and e-commerce companies

- 8 of the top 10 European banks

- 7 of the top 10 U.S. banks

- 5 of the top 5 U.S. health insurance companies

- 3 of the top 5 global healthcare companies

- 10 of the top 10 global automotive companies

Through our technology-infused solutions, our clients benefit from having a single partner that can deliver integrated solutions globally at scale, enabling them to address the entirety of the customer journey, from acquisition to support to renewal. Our end-to-end capabilities and broad service offerings help our clients acquire, retain, and improve the lifetime value of their customer relationships while optimizing their back-office processes.

We combine global consistency with local expertise, enhancing the end user experience for our clients' customers through services rendered by a team of approximately 455,000 employees and staff, which we refer to as game-changers, across approximately 483 locations in 74 countries and six continents in the languages and dialects that are relevant to our clients and their customers.

Strategic Growth

We have a long history of growth through strategic acquisitions, including:

- Our September 2025 acquisition of SAI Digital, an end-to-end digital commerce and CX technology solutions company with a strong presence in Asia;

- Our September 2023 acquisition of the Webhelp business ("Webhelp"), a leading provider of CX solutions, including sales, marketing, and payment services, with significant operations and client relationships in Europe, Latin America, and Africa;

- Our July 2022 acquisition of ServiceSource International, Inc. ("ServiceSource"), a global outsourced go-to-market services provider that delivered business-to-business ("B2B") digital sales and customer success solutions;

- Our December 2021 acquisition of PK, a leading CX design engineering company that created pioneering experiences to accelerate digital outcomes for their clients' customers, partners and staff; and

- Our October 2018 acquisition of Convergys Corporation, a customer experience outsourcing company that added scale, diversified our revenue base, and expanded our service delivery capabilities.

Our strategic acquisitions have strengthened our position as a global technology and services leader by expanding our scale in the digital IT services market and creating one of the most robust, well-balanced global footprints in the industry. Our disciplined approach to growth has strengthened our value proposition for our clients by broadening our offering of AI solutions, digital capabilities, and high-value services.

We trace our roots to 2004 when SYNNEX Corporation, now known as TD SYNNEX Corporation ("TD SYNNEX"), acquired BSA Sales, Inc., a company with 20 employees focused on helping clients through outsourced sales and marketing services. In 2006, TD SYNNEX combined New York-based Concentrix with BSA Sales under the Concentrix name, with the goal of bringing technology and innovation into businesses to help clients reimagine and design the next generation of experiences. Concentrix Corporation was incorporated in Delaware in December 2009. In December 2020, Concentrix was separated from TD SYNNEX through a tax-free distribution of all of the issued and outstanding shares of our common stock to TD SYNNEX stockholders (such separation and distribution, the "spin-off"). As a result of the spin-off, we became an independent public company and our common stock commenced trading on the Nasdaq Stock Market ("Nasdaq") under the symbol "CNXC" on December 1, 2020.

Our Solutions and Technology

Through our strategy, talent, and technology, we are fully equipped to design, build, and run solutions that help our clients enhance their customers' experience and improve business performance. Through our integrated solutions offering, we assist our clients in acquiring, supporting and renewing customers, leveraging customer feedback and insights to constantly improve business performance, and identifying and implementing customer-facing and back-office process improvements. We help our clients by creating tools that their customers and employees love to use, enabling better customer interactions through real-time sentiment analysis, and integrating multiple customer interactions and touchpoints into one-stop smart mobile applications.

Services Portfolio. We deliver integrated solutions and services that address the entirety of the customer lifecycle, support business transformations, and solve business challenges. We offer our clients the means to acquire, support, and renew customers across all channels while minimizing attrition and increasing customer lifetime value.

Our broad portfolio of services include:

- *Strategy and Design*. We strive to help our clients reimagine what great is by using human-centered design and tech-enabled innovation to design next-generation solutions that shape experiences, strategies, and operations. Our Strategy and Design solutions include business transformation consulting, next-gen experience design, digital innovation — including GenAI and agentic AI, and lifecycle engagement. Through these services, we promote a more rapid integration of digital and enabling technologies, providing transformational business services to our clients.

- *Data and Analytics*. We use technology and innovative domain-specific solutions to assist our clients in maximizing the value of their data by evaluating and using enterprise data to drive business decisions and integrating the insights gained from the analysis of enterprise data into business processes. Our Data and Analytics services include data and analytics transformation, data annotation and engineering, advanced analytics, enterprise intelligence, operational insights, and voice of the customer ("VOC") solutions.

- *Enterprise Technology.* Utilizing our deep knowledge of our clients' businesses, industries, and enterprise technology, we partner with our clients to evaluate, modernize, adopt, integrate, and enhance their use of technology for enhanced efficiency. Our game-changers: advise clients on their technology strategy and roadmap; develop personalized customer journey experiences; design, build, and run enterprise-wide applications, such as self-service AI bots and GenAI-powered platforms; accelerate development cycles with quality assurance and testing services; and reinforce cybersecurity through managed security services.

- *Digital Operations.* We combine expert knowledge, cutting-edge technologies, and distinct operating models, using the best of human and AI capabilities to assist our clients in solving business challenges. Our digital operations services include marketing, B2B sales, customer service, trust and safety, and finance and compliance services.

Intelligent Experience Products. In September 2024, we launched our Intelligent Experience ("iX") suite of products, designed to solve client and customer challenges and improve efficiency and performance. Our current iX suite offerings include:

- *iX Hello*™ is an enterprise-grade GenAI-powered self-service application that is designed to accelerate productivity across multiple business functions by enabling users to create customizable virtual assistants that can integrate with leading large language models as well as internal data sources. iX Hello is capable of researching the latest online information, translating text in over 90 languages, analyzing files, images, and data, transcribing voice and meeting notes, and creating training materials, documentation, and reports, among other applications.

- *iX Hero*™ is an agentic AI-powered application that works together with a human in the loop to accelerate customer experience delivery. iX Hero is designed to analyze advisor performance and provide data-driven real-time coaching and insights, find and surface ready-to-use answers during customer interactions, summarize and automatically transcribe conversations, and deliver essential news and updates to advisors. iX Hero includes two agentic AI features, Harmony, which fine-tunes speech patterns for clearer pronunciation, and Clarity, which suppresses background noise to deliver clearer audio.

In addition, in September 2025, we announced the launch of our Agentic Operating Framework™, which combines advanced technologies with consulting capabilities to assist enterprises in overcoming common problems that can result in AI pilot failures. The framework utilizes agentic AI services - from readiness and strategy to brand-aligned language models, agentic engineering, data management, and monitoring - integrating our flexible approach with strategic partners and our proprietary iX suite of products.

Our Market Opportunity

Our clients must transform and continually evolve their systems in response to increased competition and to meet the demands of consumers and employees. To meet these growing demands, our clients look to large solutions and technology providers with a broad portfolio of services, such as Concentrix, to automate their systems and provide professional support to address complexities beyond the scope of automation. We are a leader in next-generation CX technology and a trusted partner to leading global brands, driven by a focus on innovation, which we believe will increase our total addressable market as we grow across new and existing markets.

We offer a unique combination of technology and services and deliver our solutions globally at scale. Our suite of integrated solutions include: digital transformation services that design and engineer CX solutions to enable efficient customer self-service and build customer loyalty; customer engagement solutions and services that address the entirety of the customer lifecycle; AI technology that can intelligently act on customer intent to improve customer experience with non-human engagement; self-service GenAI and agentic AI assistants that can be customized to fit a myriad of use cases from data analysis to language translations to internal chatbots; VOC solutions to gather and analyze customer feedback to foster loyalty to, and growth with, clients; analytics and consulting solutions that synthesize data and provide professional insight to improve clients' customer experience strategies; specialized support to specific industry verticals, including collections, know-your-customer, and financial crime and compliance; and back-office services that support clients in non-customer facing areas.

Industry Trends

- ***Technological Innovation***. Emerging technology is driving change within our industry and shaping the demands of our clients. AI and automation acceleration, as well as rapid advancements in areas such as digital services, GenAI, agentic AI, and machine learning ("ML") are further changing our markets and our clients' markets while opening new avenues for growth and opportunities for us to better serve our clients. These technologies provide clients with the opportunity to interact more effectively with their customers and employees, and improve experiences by automating processes, optimizing customer journeys to reach faster solutions, enabling personalized engagement across multiple platforms, and focusing human engagement on the most complex interactions.

- *Importance of Customer Experience*. We believe customer experience is a strategic imperative for enterprises today. Data, analytics, and digital solutions have reshaped the ways enterprises interact with their customers and internal stakeholders. As a result, enterprises are modernizing how they manage the customer experience across all channels of communication. The market has evolved from customer relationship management solutions that act as a cost cutting measure toward end-to-end management solutions that create value throughout the entire customer lifecycle at an appropriate cost.

- *Empowered Consumers and Users*. Modern consumers are discerning and have come to expect a high level of care and responsiveness from their service providers. Old paradigms have shifted as increasingly competitive markets, easily accessible crowd-sourced information, and self-service GenAI and agentic AI solutions have empowered consumers to unprecedented levels. As consumers demand more and have an increasing number of alternatives, companies must differentiate on how they manage their customer relationships. This shift is driving the market toward consumer-centric solutions that reduce customer churn and promote brand loyalty.

- *Mission Critical Nature of Cybersecurity*. Technological innovation coupled with the proliferation of smart devices and mobile connectivity is generating sensitive data at scale. At the same time, the avenues for access have become numerous, and an increasing number of malicious actors are becoming more sophisticated and active. Data security is paramount in an environment where external intrusion, improper access, or carelessness can compromise customers and businesses. Businesses require scalable, industry-leading data protection and security to avoid reputational and operational risks in an environment characterized by the threats and benefits of free-flowing information.

- *Evolving Role of People*. The skill set required of customer-facing employees is shifting as enterprises continue to place increased importance on CX and automation of lower complexity contacts continues. Contacts in the voice and chat channels are increasingly complex and driving a trend of longer customer engagements, requiring individuals to have a more robust skill set. However, the transition of lower complexity support to online and self-support options, driven by heavy automation and the increased use of new technologies, reduces volumes in the voice channel. Despite growth in digital channels, we expect the human element will continue to be important in our industry, as focus shifts from routine service to "last-mile" support requiring human-touch to deliver a stronger customer experience. In our view, attracting and retaining skilled talent that can adapt to the evolving focus of customer engagements requires a diverse and inclusive workplace that supports staff wellness.

- *Enterprise Preferences Driving Vendor Consolidation*. Enterprises have become increasingly global. As their scope of business increases, enterprises require partners that can serve their needs by rapidly deploying solutions and new technology consistently across multiple geographies and channels. Enterprises therefore prefer vendors with scale and end-to-end capabilities and a deep knowledge of their business and industry that can be a one-stop shop and are consolidating existing relationships to vendors with scale to achieve their business objectives and pursue cost savings.

- *Market Fragmentation Driving Industry Consolidation*. We operate in a fragmented marketplace characterized by numerous vendors offering a variety of services across different levels of the value chain. Our competitive landscape includes global, fully integrated solutions providers, core CX solutions providers, digital IT services competitors, and other CX solutions competitors that primarily provide complementary services such as consulting and design, IT services, business process services, and data and analytics. Market share across this competitive landscape is highly dispersed with thousands of vendors participating in different portions of the market and no single provider or small number of providers holding a significant share of the total addressable market. As client preferences continue to evolve in line with enterprise preferences, we anticipate that the market will undergo further consolidation.

- *Legacy Solutions Have Many Limitations*. As executives look to successfully navigate digital transformation and manage their customers' experience across a wider variety of channels, unsophisticated providers and solutions often fail to meet customers' evolving needs. Currently there is a limited set of providers with end-to-end, global offerings of scale in the marketplace. The fragmentation of the market and, for many industries, high regulatory hurdles create additional complexity as most providers are small, niche, or local players. These issues are compounded by a lack of sufficient investment in cybersecurity, creating exposure to regulatory, reputational, and operational risks. These pain points, coupled with the prevalence of providers offering legacy solutions that fail to address the increasing demands of the modern consumer, create an opportunity for large-scale, global end-to-end solutions providers.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors and provide us with a competitive advantage:

- *Market Leader with a Differentiated Brand and Value Proposition*: We strive to have a compelling brand and reputation as a leading provider of solutions and technology that improve business outcomes and shape the customer experience. We have a differentiated combination of global scale, local reach, technological expertise, end-to-end solution capabilities and full lifecycle services, and we are also an industry leader in cybersecurity best practices. We are widely recognized as a leading provider of CX solutions and technology, garnering industry attention via 195 industry awards in fiscal year 2025. Third-party researchers have also taken note of our leading global practice with Everest Group Research distinguishing us in 2025 as a leader and star performer for global customer experience management, including recognition as a leader in each of the Americas, APAC, and EMEA regions for the fourth consecutive year.

- *Strong Relationships with a Growing and Diversified Client Base*: We partner with more than 2,000 clients worldwide. Leading global companies, including more than 160 Fortune Global 500 brands, rely upon our solutions and technology. We serve a wide variety of clients, extending across numerous verticals. Our end-to-end capabilities and global scale have enabled us to build long-lasting relationships with our largest clients spanning 16 years on average. Our commitment to our clients is our primary focus and has generated numerous accolades to date, including 70 client awards in fiscal year 2025.

- *Extensive Global Presence*: We operate globally in 74 countries across six continents with the ability to conduct business in those locations in the languages and dialects that are relevant to our clients and their customers. We believe we are well-positioned to serve the largest global brands in nearly every market in which they operate. Our global footprint includes a strong presence in emerging markets such as India, Egypt, Brazil, Türkiye, China, South Africa, Vietnam, Indonesia, Mexico, Poland and Thailand, which provides an opportunity to grow with our clients in these regions. Our ability to create value for our clients across a global delivery platform has enabled us to be a partner of choice.

- *Continued Investment in Technology*: We believe that our focus on innovation and our investment in technology enables us to maximize value for our clients and differentiates us from our competitors. We have provided technology-infused CX solutions for nearly two decades. We have been at the forefront of developing CX solutions and technology that improve the customer experience, through all stages of the engagement lifecycle, and will continue to strive for this in the future. We have been a leader in our industry in advancements such as conversational virtual assistants, multichannel and augmented CRM, predictive analytics, emotion analytics, cognitive learning, AI, GenAI, and agentic AI and believe we enjoy a first mover advantage. In September 2024, we introduced our iX suite of technology with the release of iX Hello, a GenAI-powered platform for creating virtual assistants and in fiscal year 2025, expanded our offerings with the addition of iX Hero, an agentic AI-powered application for accelerating customer experience delivery. By proactively introducing technological innovation to our clients, we deepen our relations and are often rewarded with opportunities to expand our engagements and secure additional sources of revenue.

Despite our focus on investing in technology, due to our size, scale, and the regular implementation of our technology-infused solutions, historically, our costs of developing, maintaining, and integrating new technologies were not material on a stand-alone basis. Beginning in fiscal year 2024, we increased our investment in technology to approximately 1% of revenue, including expenses related to the development of our iX suite of technology.

- *Corporate Culture Committed to Our Clients' Success*: Our unified team allows us to deliver consistent and exceptional results. As of November 30, 2025, our team consisted of approximately 455,000 game-changers globally. We enjoy high staff engagement because of a strong company culture that champions our people and is committed to creating game-changing brand experiences for our clients and their customers. We promote integrity and collaboration, strive for inclusion and belonging in the workplace, and emphasize the wellness and mental health of our game-changers. We believe this supportive environment reinforces the commitment of our team, empowers our game-changers to make an impact on our global community, and drives better customer experiences and improved outcomes for our clients.

- *Demonstrated History of Strategic Acquisitions*: We have acquired and integrated more than 20 companies since our inception. We have a demonstrated ability to complete scale acquisitions, as well as revive underutilized assets and maximize their value, which we believe allows us to explore a broader scope of opportunities than our peers. In fiscal year 2025, we acquired SAI Digital, scaling our presence in Vietnam as a strategic hub to deliver innovation and intelligent experiences for global brands and expanding our digital and AI capabilities across digital commerce and CX. In fiscal year 2023, we completed our combination with Webhelp, which significantly expanded our geographic footprint in Europe, Latin America, and Africa, and expanded the breadth and global reach of our higher-value services and digital capabilities. In fiscal year 2022, we acquired PK, which expanded our scale in the digital IT services market and supported our growth strategy of investing in digital transformation to deliver exceptional customer experiences, and ServiceSource, which complemented our B2B digital sales and customer success solutions.

- *Experienced Management Team*: Our passionate and committed management team with a deep understanding of our clients' needs and significant experience in our industry, with our executive officers having an average of 35 years of experience. Through our acquisitions we have benefited from the addition of management talent, who have contributed valuable new perspectives and insights. Under our tenured management team, we have grown our revenue from $1.1 billion in fiscal year 2014 to $9.8 billion in fiscal year 2025, while delivering strong profitability.

Our Growth Strategy

The key elements to our growth strategy are:

- *Expand and Deepen Relationships with Existing Clients*: We have a well-established track record of cross-selling and offering additional solutions and premium services to sustain and grow our relationships with our existing clients. We believe our global offerings and scale, efficiency, and technology generates incremental value for our clients with each process we manage, naturally driving our customers to spend more with us. Our focus on technological innovation, our deep understanding of our clients' businesses, and our responsiveness to our clients' needs position us for continued growth with our clients beyond traditional CX support.

- *Relentlessly Innovate and Develop Technology Services and Solutions*: We have developed innovative solutions for our clients, and we are focused on investing in technology. Investment in technology and digital transformation can enable more effective engagement with customers and improve the customer and user experience through increased automation, optimize customer journeys to reach faster solutions, enable personalized engagement across multiple platforms, and focus human engagement on the most complex interactions. For these reasons, we believe investments in disruptive technologies, applications, and services, including GenAI and agentic AI, will continue to be instrumental in driving better value for our clients and, over time, result in increased profitability.

- *Further Expand into Adjacent Markets*: Our marketplace continues to expand, and we see significant opportunity for growth across adjacent markets. We believe we are a unique global provider of technology and services that can power our clients' brand experiences and digital operations at scale. We expect to continue to provide our clients with a fully integrated offering that includes strategy and design, data and analytics, and enterprise technology. We have strengthened our presence in adjacent markets through recent acquisitions, and through significant investments across emerging technologies, including the launch of our iX suite of AI and GenAI products in 2024 and our Agentic Operating Framework in 2025. As our industry evolves, we will continue to invest in new technologies and faster growing markets to further sustain long-term growth.

- *Selectively Pursue Strategic Acquisitions*: We have made targeted acquisitions to increase our technology expertise, enter new verticals and geographies, and increase our scale, including our acquisitions of the IBM Customer Care Business, Convergys Corporation, PK, ServiceSource, Webhelp, and SAI Digital. Our market remains highly fragmented and we believe that our acquisition strategy enhances and augments our growth avenues. We intend to continue to evaluate and pursue complementary, value enhancing acquisitions.

- *Invest in Emerging Markets*: We have invested in delivery operations in emerging, high-growth markets such as India, Egypt, Brazil, Türkiye, China, South Africa, Vietnam, Indonesia, Mexico, Poland, and Thailand. We expect to continue to strategically invest in similar markets to be well-positioned to grow with our clients in the regions and countries where they are growing and cost-effectively serve global brands in multiple time zones.

Our Clients

In fiscal year 2025, we served more than 2,000 clients across various verticals and geographies. Our strategic verticals include: technology and consumer electronics; retail, travel and e-commerce; communications and media; banking, financial services, and insurance; healthcare; and other. We focus on developing long-term, strategic relationships with clients in verticals with certain characteristics, such as high growth, high transaction volume, high levels of compliance and security, and steep barriers to entry.

Sales and Marketing

We market our services through a sales force organized by industry vertical and geography. Our efforts may begin in response to our lead generation program, a perceived opportunity, a reference by an existing client, a request for proposal or otherwise. The length of our sales cycle varies depending on the type of services work as well as whether there is an existing relationship with the client.

We have designated client partners or global relationship managers for each of our strategic relationships. The relationship manager is supported by process improvement, quality, transition, finance, human resources, information technology, and industry or subject matter expert teams to ensure we are offering our best possible solution to clients.

We strive to foster relationships between our senior leadership team and our clients' senior management. These "C-level" relationships ensure that both parties are focused on establishing priorities, aligning objectives, and driving client value from the top down. High-level executive relationships have been particularly constructive as a means of increasing business from our existing clients. It also provides us with a forum for addressing client concerns. We constantly measure our client satisfaction levels to ensure that we maintain high service levels for each client.

Our Operations

We have global delivery capabilities that allow us to scale our operations with people, technology, and other resources from around the world, including language fluency, proximity to clients, and time-zone advantages. A critical component of this capability is our approximately 483 locations in 74 countries across six continents. Our service delivery centers improve the efficiency of our engagement teams through the reuse of processes, solution designs, and infrastructure by leveraging the experience of delivery center professionals. Services are provided from these global locations to customers worldwide in multiple languages. These services are supported by proprietary and third-party technologies to enable efficient and secure contacts through various channels including voice, chat, web, email, social media and other digital platforms, including automated bots, RPA, AI, GenAI, and agentic AI.

Our delivery and data centers are subject to annual certifications and attestation audits that include Payment Card Industry Data Security Standard (PCI DSS) version 4.0.1, ISO 27001:2022, ISO 22301:2019, and SOC 2 Type II. Our risk-based independent assurance requirements, as well as client requirements, help define the scope of these certification and attestation audits. Twenty-eight of our delivery centers around the world are certified to the COPC (Customer Operation Performance Center) Outsource Service Provider standard. For our healthcare clients, we have achieved HITRUST Common Security Framework (CSF) 11.2.0 certification. We also maintain a Level 3 CMMI version 1.3 certification for services and development for our major technology development centers globally. For IT service management (ITIL standard), we have more than 100 delivery centers that are ISO/IEC 20000-1:2018 certified. We are one of the few companies globally recognized for our AI governance, privacy and security standards by receiving the ISO/IIEC 42001:2023 Artificial Intelligence Management System certification for our iX suite of products, together with meeting the ISO 31700:2023 Privacy by Design and HITRUST AI requirements.

We operate a globally distributed data processing environment that can seamlessly connect and integrate our service delivery centers with our data centers and points of presence with multiple resilient circuits. Our technologically advanced and secured data centers provide availability 24 hours a day, 365 days a year, with redundant equipment, power and communication feeds and emergency power back-up, and are designed to withstand most natural disasters. We maintain a 24x7 security monitoring and alert function to guard against and respond to the threat of malicious actors.

We also have the capability to provide services for our clients through our utilization of remote staff. We support secure remote work environments through digital tools and technology that authenticate the remote advisor, restrict unauthorized personnel and devices, and alert of attempts to circumvent control. Approximately 20% of our global team currently works remotely.

The capacity of our data center and service delivery center operations, our nimble approach to remote staff, and the scalability of our customer management solutions enable us to meet the dynamic and challenging needs of large-scale and rapidly growing companies. By leveraging our scale and efficiencies across our common system platforms, we can provide rapid client-specific enhancements and modifications at competitive costs, which positions us as a value-added provider of technology and services.

International Operations

In fiscal year 2025, approximately 89% of our revenue was generated by our non-U.S. operations. A key element in our business strategy has been to locate our service delivery centers in markets that are strategic to our client requirements and cost beneficial. We have operations in 74 countries across six continents, with a significant presence in the Philippines and India.

Sales and cost concentrations in international jurisdictions subject us to various risks, including the impact of changes in the value of foreign currencies relative to the U.S. dollar, which in turn can impact reported revenue and cost of revenue.

See "Risk Factors" in this Annual Report on 10-K for a discussion of these risks and others that we face and see Note 9 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional financial information related to our international and domestic operations.

Seasonality

Our revenue and margins fluctuate with the underlying trends in our clients' businesses. As a result, our revenue and margins are typically the highest in our fourth fiscal quarter. However, our results in a particular year may vary based on client transaction volume and macroeconomic factors.

Information Technology

We invest in information technology systems, infrastructure, automation and security to enhance workforce management and enhance productivity. Our delivery centers employ a broad range of technology, including advanced network and computing platforms, digital switching, intelligent call routing and tracking, proprietary workforce management systems, case management tools, computer telephony integration, interactive voice response and advanced speech recognition, with multiple layers of embedded security. Our innovative use of technology, including automation, GenAI, agentic AI, and AI, enables us to improve our voice, chat, web and e-mail handling and personnel scheduling, thereby increasing our efficiency and enhancing the quality of the services we deliver to our clients and their customers. We are able to dynamically scale to respond to changes in our clients' business volumes. Additionally, we use technology to analyze information and trends from our clients' customer interactions to support quality of service and improve the customer journey and experience. See Item 1C. Cybersecurity in this Annual Report on Form 10-K for a discussion of our cybersecurity program.

Competition

We face competition from various technology service providers, including global, fully integrated service providers, core CX solutions providers, digital IT services competitors, and other CX solutions competitors that primarily provide complementary services such as consulting and design, IT services, business process services, and data and analytics. Our major competitors include Accenture plc, Capgemini SE, Cognizant Technology Solutions Corporation, Endava UK Ltd., EPAM Systems, Inc., ExlService Holdings, Inc., Foundever Group, Genpact Limited, Globant S.A., HCL Technologies Limited, Infosys Limited, TaskUs Inc., Tata Consultancy Services, Teleperformance S.A., TELUS Digital, Thoughtworks Holding, Inc., and TTEC Holdings, Inc.

In the future, we may face greater competition due to the consolidation of solutions providers. Consolidation activity may result in competitors with greater scale, a broader footprint, or more attractive pricing than ours. In addition, a client or potential client may choose not to outsource its business, by setting up captive outsourcing operations or performing formerly outsourced services for themselves, or may switch CX solutions providers.

Human Capital Resources

We are committed to fostering a workplace rich in talent and that represents the diversity of thought, experiences, and perspectives of the communities in which we operate. Through ongoing staff development, comprehensive compensation and benefits, and a focus on health, safety, and staff wellbeing, we strive to help our team in all aspects of their lives so they can do their best work.

As of November 30, 2025, we had approximately 455,000 full-time game-changers, of which approximately 85,000 were based in the Americas, approximately 240,000 were based in Asia-Pacific, and approximately 130,000 were based in EMEA. Except for a small portion of our team in certain countries, generally required by local regulations or brought in through acquisitions, our staff are not represented by labor unions, nor are they covered by collective bargaining agreements.

Inclusion and Belonging

We have a long history of intentionally building teams that are rich in talent and represent the diversity of thought, experiences, and perspectives of the communities in which we operate. We believe that the best workplaces embrace varied identities, perspectives, beliefs, lifestyles, backgrounds, and socioeconomics, and we remain committed to finding, promoting, and retaining a diverse workforce. We strive to create an inclusive workplace where people can bring their authentic selves to work. Our game-changers are encouraged to leverage their personal strengths and experiences to continually innovate and contribute to the development of new ideas and process improvements that drive better customer experiences and improved outcomes for our clients. Our commitment to these principles is set out in our Human Rights Policy, our Inclusion and Belonging Policy, and our Code of Ethical Business Conduct (our "Code"), which require all of our game-changers to adhere to our dedication to an inclusive work environment that fosters respect for all of our team members.

Our team also supports eleven staff resource groups, including LGBTQ+, persons with disabilities, women, women in tech, military veterans, and black professionals, to promote a diverse and inclusive workplace. In 2025, our Chief Executive Officer, Chris Caldwell, was named one of the Best Company CEOs by Comparably, a workplace culture and compensation website, and Comparably recognized Concentrix as one of the Best Companies for Women and our management as one of the top leadership teams.

Pay Equity and Total Rewards

People should be paid for what they do and how they do it, regardless of their gender, race, or other characteristics. To deliver on that commitment, we benchmark and set pay ranges based on market data and consider factors such as a game-changer's role and experience, the location of their job, and their performance. We also review our compensation practices, both in terms of our overall workforce and individual game-changers, to ensure our pay is fair and equitable. We have reviewed the compensation of our game-changers to ensure consistent pay practices by conducting a gender pay equity analysis comparing staff in the same role within a country or location.

We require a uniquely talented workforce and are committed to providing total rewards that are market-competitive and performance based, driving innovation and operational excellence. Our compensation programs, practices, and policies reflect our commitment to reward short- and long-term performance that aligns with and drives long-term stockholder value. Total direct compensation is generally positioned within a competitive range of the market median, with differentiation based on tenure, skills, proficiency, and performance to attract and retain key talent.

Game-Changer Engagement

We pride ourselves on championing our people. Our company culture emphasizes the satisfaction and well-being of our game-changers and is consistently seeking new ways to enhance engagement. We regularly solicit the opinions and views of our game-changers through a staff satisfaction survey, the results of which inform key initiatives to support engagement and foster retention. The global participation rate for our most recent staff satisfaction survey in 2025 was approximately 86.0%, and our overall positive engagement rating (game-changers that gave a satisfaction score of 4 or 5) was approximately 79.6%. In 2025, we were honored, for the third consecutive year, with the number two spot on the Inspiring Workplaces Group's Global Top 100 Inspiring Workplaces, which recognizes the most forward-thinking and people-first organizations in the world.

Training and Development

Human capital development underpins our efforts to execute our strategy and continue to deliver exceptional services globally. We invest in staff career growth and provide game-changers with a wide range of development opportunities, including face-to-face, virtual, social and self-directed learning, mentoring, coaching, and external development. Front-line staff receive continual feedback and reinforcement from supervisors who provide coaching, often in real time, so that staff can more readily apply their training to assist our clients and their customers. In addition, our game-changers have access to approximately 74,000 online courses and 1,600 learning paths through Concentrix University, our virtual learning platform, to develop skills specific to their current roles and promote ongoing career growth.

In fiscal year 2025, our game-changers completed over 4.7 million hours of developmental learning, completing approximately 12 million courses globally. Our game-changers were supported in their growth through our iRise program, which included over 1,700 designated mentors and is designed to accelerate talent readiness by providing our game-changers a platform to connect, learn, and build a strong network with colleagues globally.

We also prioritize investing in the evolving technology and industry skills required by our game-changers. In 2025, we launched our Next Wave AI-readiness accreditation course, a five-part training designed to equip our game-changers with essential AI skills to drive transformation, grow their careers, and meet evolving performance and promotion requirements.

Health, Safety and Wellness

The physical health, financial stability, life balance, and mental health of our team is vital to our success. We prioritize employee well-being through a comprehensive, multi-directional approach called WeCare that focuses on three pillars: care, protect, and innovate. This strategy is tailored to meet the needs of the cultures and communities we serve, while adhering to global standards to which each country contributes. Throughout the year, we encourage healthy behaviors through regular communications, educational sessions, voluntary progress tracking, wellness challenges, and other incentives.

We also take an integrated approach to helping our staff manage their work and personal responsibilities, with a strong focus on mental health. We offer 24/7 access to preventive and crisis support resources for both office and remote environments. Our confidential employee assistance programs ("EAPs") provide support for mental health and personal challenges; through our EAPs, we provide access to mental health and wellness benefits such as one-on-one coaching, therapy, live and on-demand group sessions, meditations and programs, and other resources to our game-changers and their dependents. In 2025, we also launched an internal AI wellbeing assistant that supports our game-changers through self-assessments, personalized wellbeing plans, and recommending additional resources and in the Philippines, we launched KALIX, a company-built and fully managed health clinic designed to serve our game-changers.

Sustainability

We have a responsibility to improve the lives of our people and the health of our planet. Since we became a public company, we have maintained an Environmental, Social and Governance ("ESG") program with direction and oversight from our board of directors. Our ESG program seeks to use our global reach and the strength of our team of approximately 455,000 game-changers to create significant and sustainable improvements in five impact areas:

- Our Planet: We are contributing toward a more sustainable planet by reducing our impact and by protecting and restoring the planet as we progress toward our goal of becoming net zero by 2050;

- Our Game-changers: We elevate our game-changers' experience by developing an inclusive and supportive workplace that prioritizes people's wellbeing, personal growth, inclusion and belonging;

- Building Trust: We build and foster trust by acting with integrity in everything we do. Always.

- Innovation and Tech: We promote innovation and tech for good and drive positive change through creative solutions that address societal and environmental challenges; and

- Our Communities: We empower and give back to our communities by strengthening and building resilient communities everywhere we operate, and by supporting the causes our game-changers are most passionate about.

We publish an annual Sustainability Report that outlines our long-term ESG goals and how these commitments align with the Sustainable Development Goals established by the United Nations, and updates stakeholders on our progress toward these goals.

Corporate Political Activities

Our Code sets forth our policy on political contributions. We are an apolitical business and do not endorse or contribute to any political party, candidate, or cause. In alignment with our policy, we did not make any political contributions in fiscal year 2025.

Available Information

Our website is www.concentrix.com. We make available free of charge, on or through our website, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, if any, or other filings filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after electronically filing or furnishing these reports with the Securities and Exchange Commission (the "SEC"). Our Sustainability Report is also available on our website. Information contained on our website is not a part of this Annual Report on Form 10-K.

The SEC maintains a website at www.sec.gov that contains our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, if any, or other filings filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, and our proxy and information statements. **ITEM 1A. RISK FACTORS**

This section discusses the most significant factors that could affect our business, results of operations, and financial condition. You should carefully consider the following risks and the other information contained in this Annual Report on Form 10-K in evaluating our company and our common stock. If any of the risks discussed below occur, our business, financial condition, results of operations, or liquidity could be materially adversely affected and, as a result, the trading price of our common stock could decline. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also harm our business, results of operations, or financial condition.

We have grouped these risk factors into three categories:

- *risks related to our business and the industry in which we operate;*

- *risks related to our capital structure; and*

- *risks related to ownership of our common stock.*

Risks Related to Our Business and Industry

Historically, our revenue and operating results have fluctuated, and we anticipate that in the future they will continue to fluctuate, which could adversely affect the enterprise value of our Company and the trading value of our common stock.

Our operating results have fluctuated and will likely fluctuate in the future as a result of many factors, including:

- global macroeconomic conditions, including: economic slowdowns or recessions, consumer demand, interest rate and currency rate fluctuations, inflation and supply chain disruptions; public health crises, political or social unrest, and military conflicts, including the conflicts in Ukraine and Gaza and tensions between India and Pakistan, and their impact on the global economy; tariffs and international trade negotiations, such as between the U.S. and China, between China and India; a U.S. federal government shutdown or budget disruptions; and market volatility, including as a result of political leadership in certain countries;

- the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve and the market acceptance and performance of their products and services;

- the demand for the end-to-end solutions, technology, and services we provide, as well as other competitive conditions in our industry; and

- the impact of the business acquisitions and dispositions we make, as well as consolidation of our competitors or clients.

Although we attempt to control our expenses, they are based, in part, on anticipated revenue and client demand forecasts. The reliability of client forecasts is critical to managing our utilization and aligning our expenses with anticipated revenue to achieve our profitability targets. We can provide no assurance that our clients will provide us with reliable demand forecasts or that we will be able to effectively manage our utilization. Further, we may be unable to reduce spending in a timely manner to compensate for an unexpected decrease in revenue.

Our future operating results may be below our expectations or those of our public market analysts or investors, which would likely cause the trading price of our common stock to decline.

Cyberattacks or the improper disclosure or control of personal or confidential information could result in liability and harm our reputation, which could adversely affect our business.

Our business is heavily dependent upon information technology networks and systems. Internal or external attacks on our networks and systems or those of our clients, partners, or vendors, including through phishing, password attacks, ransomware, malware, or the increased use of emerging AI technologies, could significantly disrupt our operations and impede our ability to provide critical solutions and services to our clients and their customers, subjecting us to liability under our contracts and damaging our reputation. Cybercriminals and other threat actors, including those supported by nation states, political activists, and organized crime, are well organized and increasingly sophisticated, and we expect they will continue to seek out and attempt to exploit vulnerabilities in our and our clients' networks and systems.

We represent our clients in certain critical operations of their business processes such as sales, marketing, and customer support and manage large volumes of customer information and confidential data. As a result, our business involves the use, storage, and transmission of information about not only our staff, but also our clients and the customers of our clients. While we take measures to protect the security of, and prevent unauthorized access to, our networks and systems and personal and proprietary information, the security controls for our networks and systems, as well as other security practices we follow, may not prevent improper access to, or disclosure of, personally identifiable or proprietary information. If we fail to implement or adhere to effective internal controls and other processes, technology, and training to protect our networks and systems and the information that we store, our clients experience disruptions in their systems or operations, or the confidentiality of data is compromised by a malicious actor, our client relationships may suffer, and we may face negative publicity, significant remediation costs, and possible legal or regulatory action.

Any failure in protecting networks, systems or information could result in legal liability, monetary penalties, or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition, and results of operations.

When our staff or contractors fail to adhere to our and our clients' controls and processes, we may be subject to financial liability or our client relationships or reputation may suffer.

We depend on our staff and contractors to deliver our services to our clients and adhere to the controls and processes we and our clients have established. Although we believe our controls are effective and we require all staff to be trained in cybersecurity, fraud awareness, and their responsibilities under our Code of Ethical Business Conduct, with a team of approximately 455,000, we cannot prevent all misconduct. When any of our staff or contractors negligently disregards or intentionally breaches our or our client's established controls or processes, whether acting alone or in collusion with other internal or external parties, we could be subject to monetary damages, fines, or criminal prosecution. In the past, we have experienced, and in the future, we may again experience, data security incidents resulting from unauthorized access to our and our service providers' systems and unauthorized acquisition of our data and our clients' data. Unauthorized disclosure of sensitive or confidential information of our clients or our clients' customers or financial loss by our clients or our clients' customers as a result of our staff's negligence, fraud, misappropriation, or unauthorized access to or through our information systems or those we develop for clients could result in negative publicity, loss of clients, legal liability, and damage to our reputation, business, results of operations, and financial condition.

Economic downturns, geopolitical tensions, communicable diseases or any other public health crises, and natural disasters could adversely affect our business, results of operations, and financial condition.

We could be negatively impacted by factors that are outside of our control, including economic downturns, geopolitical tensions, the widespread outbreak of communicable diseases or other public health crises, and natural disasters. General global economic downturns and macroeconomic trends, including heightened inflation, tariffs, capital market volatility, interest rate and currency rate fluctuations, and an economic slowdown or recession, may result in unfavorable conditions that could negatively affect our clients' businesses, and, as a result, impact demand for our products and services and our potential for growth. An economic slowdown or recession may also negatively impact the wellbeing of our game-changers and increase the risk of staff misconduct or fraud. Geopolitical tensions and acts of violence or war or other international conflicts may also negatively impact the global financial markets and could lead to or exacerbate an economic slowdown or recession. Even if we do not have operations in countries where such conflicts are taking place, the effect on supply chains, the demand for our clients' products and services or other broader impacts of the conflict could result in a decline in our revenue, supply shortages or delays, particularly of technological equipment, and increased costs.

Outbreaks of communicable diseases may negatively affect our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected time frame. The extent of such future impact is unknown and would depend on many factors, all of which are uncertain and cannot be predicted.

We also have substantial operations in countries, most notably the Philippines, India, Egypt, Brazil, Türkiye, Colombia, and Malaysia that have experienced severe natural events, such as typhoons, mudslides, droughts, wildfires, earthquakes, and floods, in the recent past. Any natural disaster or extreme weather event in a region where we have operations could severely disrupt the lives of our game-changers and lead to service interruptions, increase our operating costs, or reduce the quality level of services that we are able to provide. Weather patterns are becoming more volatile, and extreme weather events may become more frequent or widespread as a result of the effects of climate change. Our business continuity, crisis management, and disaster recovery plans and our business interruption insurance may not provide sufficient recovery to compensate for losses that we may incur.

An extended disruption to the global economy or business operations caused by global macroeconomic trends, geopolitical tensions or war, communicable diseases or other public health crises, natural disasters, or a regional disruption in an area in which we have significant operations, could materially affect our business, our results of operations, our access to sources of liquidity, the carrying value of our goodwill and intangible assets, and our financial condition.

Uncertainty around, and disruption from, new and emerging technologies, including the increased adoption and utilization of GenAI and agentic AI, may result in risks and challenges that could impact our business.

We have and will continue to utilize new and emerging technologies, including AI, GenAI, and agentic AI, in our solutions and services. As with many innovations, AI technologies and solutions present risks and challenges that could significantly disrupt our business model. AI algorithms, training methodologies, or datasets may be flawed or contain insufficient, biased, or inaccurate information. As these technologies evolve, some lower complexity services currently performed by our game-changers have been and may continue to be replaced by tools deployed by clients. If we do not execute our technology strategy effectively, this could result in loss of revenue and reduced margins.

Our success depends, in part, on our ability to continue to acquire, develop, and implement solutions that meet the evolving needs of our clients. The rapid evolution of AI technologies requires us to expend resources to develop, test, and implement solutions that utilize AI, agentic AI, and GenAI effectively, which has and may continue to lead us to incur significant expense to maintain a competitive advantage within the industry. We will also be required to attract, motivate, and retain top professionals with the skills necessary to execute our strategy relating to AI technologies and solutions and other emerging technologies. If we do not employ new technologies, including agentic AI and GenAI, as quickly or efficiently as our competitors, if our competitors develop more cost-effective or client-preferred technologies, it could have a material adverse effect on our ability to win and retain business from clients, which would adversely affect our business.

As we expand our services, products, and solutions into new areas, we may be exposed to operational, legal, regulatory, ethical, and other risks specific to such new areas, which may negatively affect our reputation and demand for our services and solutions. The regulatory landscape surrounding AI technologies is evolving, and the ways in which these technologies will be regulated by governmental authorities, self-regulatory institutions, or other regulatory authorities remain uncertain and may be inconsistent from jurisdiction to jurisdiction. Several jurisdictions in which we operate are considering or have proposed or enacted legislation and policies regulating AI and non-personal data, such as the European Union's AI Act, the U.S.'s Executive Order on AI, and California's Transparency in Frontier Artificial Intelligence Act. Such regulations may result in significant operational costs to modify, maintain, or align our business practices, or constrain our ability to develop, deploy, or maintain these technologies.

Our delivery center activities are located around the world, which may expose us to business risks and disrupt our operations.

Our operations are based on a global delivery model with client services provided from delivery centers in 74 countries, with a significant concentration of our workforce located in the Philippines, India, Egypt, Brazil, Türkiye, Colombia, Malaysia, China, South Africa, Morocco, and the United Kingdom. A significant geo-political event in any of the countries in which we operate could disrupt our operations and expose us to risk. Operating globally subjects us to risks in the countries in which we do business, which include political and economic instability, armed conflicts, domestic or foreign terrorism, foreign currency volatility, the time and expense required to comply with different laws and regulations, challenges with hiring and retaining adequate staff, inflation, tariffs, longer payment cycles or difficulties in collecting accounts receivable, and seasonal reductions in business activity.

Socio-economic situations that are specific to the Philippines, India, Egypt, Brazil, Türkiye, Colombia, Malaysia, China, South Africa, Morocco, and the United Kingdom can severely disrupt our operations and impact our ability to fulfill our contractual obligations to our clients. If these countries experience natural disasters, extreme weather events or political unrest, our staff's ability to work may be disrupted, our IT and communication infrastructure may be at risk and the client processes that we manage may be adversely affected. We may also continue to expand our operations internationally to respond to competitive pressure and client and market requirements, which could increase these risks. If we are unable to manage the risks associated with our international operations and expanding such operations, our business could be adversely affected, and our revenue and earnings could decrease.

Our industry is subject to intense competition and dynamic changes in business model, which in turn could cause our operations to suffer.

The CX solutions industry and other adjacent markets we operate in are highly competitive, highly fragmented, and subject to rapid change. We believe that the principal competitive factors in the markets in which we operate are breadth and depth of process and domain expertise, service quality, ability to tailor specific solutions to the needs of clients and their customers, the ability to attract, train, and retain qualified staff, cybersecurity infrastructure, compliance rigor, global delivery capabilities, pricing, partnerships, and marketing and sales capabilities. We compete for business with a variety of companies, including in-house operations of existing and potential clients. If our clients place more focus in this area or utilize new or emerging technologies to internalize these operations, the size of the available market for third-party service providers like us could reduce significantly. Similarly, if competitors offer their services at lower prices to gain market share or provide services that gain greater market acceptance than the services we offer or develop, the demand for our services may decrease. Specialized providers or new entrants can enter markets by developing new products, systems, or services that could impact our business. The opportunity for new entrants in our industry may expand as digital engagement and offerings increase in importance. New competitors, new strategies by existing competitors or clients, and consolidation among clients or competitors could result in significant market share gain by our competitors, which could have an adverse effect on our revenue.

Some emerging technologies, including AI, GenAI, RPA, ML, VOC, IVR, and IoT, may cause an adverse shift in the way certain of our existing business operations are conducted, including by replacing or supplementing human contacts with automated or self-service options, changing client expectations on pricing and pricing models, or by decreasing the size of the available market. We may be unsuccessful at anticipating or responding to new developments on a timely and cost-effective basis, and our use of technology may differ from accepted practices in the marketplace. Certain of our solutions may require lengthy and complex implementations that can be subject to changing client preferences and continuing changes in technology, which can increase costs or adversely affect our business.

The inability to successfully execute our strategy and deliver value for our clients could harm our client relationships and reputation, which in turn could adversely affect our revenue and our results of operations.

Our strategy focuses on being a leading global technology and services provider that powers our clients' brand experiences and digital operations. Our success depends, in part, on our ability to continue to acquire, develop, and implement products, services, and solutions that anticipate and respond to rapid and continuing changes in technology and offerings to serve the evolving needs of our clients and their customers. We continue to invest in technology and in our digital capabilities to pursue this strategy. If we are unable to successfully deliver a differentiated combination of solutions, products, and services to our clients, or our solutions do not achieve the desired outcomes, our client relationships and reputation may suffer, which could result in a loss of business with existing clients and hinder our ability to engage new clients. We may also incur significant expenses in an effort to keep pace with clients' preferences for technology or to gain a competitive advantage through technological expertise or new technologies. If we cannot offer new technologies as quickly or efficiently as our competitors, our competitors develop more cost-effective or client-preferred technologies, or market acceptance and adoption of our technologies is less than anticipated, it could have a material adverse effect on our ability to obtain and complete client engagements, which could adversely affect our business.

We are subject to uncertainties and rapid variability in demand by our clients, and our client contracts include provisions such as termination for convenience, which could cause fluctuations in our revenue and adversely affect our operating results.

Our revenue depends, in large part, on the volumes, geographic locations, and types of services demanded. The demand for our services can be affected by events outside of our control, including consolidation among our clients, changing marketplace trends, financial challenges faced by our clients, and fluctuations in the use of our clients' products and services. Our solutions can also be provided in different geographies and through different service channels. While we have the capability to provide multi-channel services in countries across the globe, changes in the types of services utilized and the geographic locations where the services are provided can impact our revenue and profitability. There can be no assurance that the current demand for our services will continue or grow, that organizations will not elect to perform such services in-house, or that clients will not elect to move services to lower-cost or lower-margin geographies or customer contact channels.

Our client contracts typically include provisions that, if triggered, could impact our profitability. For example, many of our contracts may be terminated with limited notice for any reason and, to the extent our clients terminate these contracts, we could experience unexpected fluctuations in our revenue and operating results from period to period. Additionally, some contracts have performance-related bonus or penalty provisions, whereby we receive a bonus if we satisfy certain performance levels or pay a penalty for failing to do so. Such performance-related conditions are based on metrics that measure customer satisfaction and the quality, quantity, and efficiency of our handling of the client's customer interactions across multiple channels. Generally, performance-related bonus or penalty provisions account for less than 1% of our annual revenue in the aggregate. However, whether we receive a bonus or are required to pay a penalty varies with our performance and may cause fluctuations in our financial results.

In addition, our clients may not guarantee a minimum volume or be able to provide us with realistic forecasts; generally, we hire staff based on anticipated volumes. The reliability of client forecasts and anticipating client demand is critical to managing our utilization and we can provide no assurance we will be able to anticipate client demand or effectively manage our utilization. If we fail to anticipate volumes correctly, our operations and financial results may suffer. A reduction of volumes and margins, loss of clients, payment of penalties, failure to receive performance-related bonuses, or inability to terminate any unprofitable contracts could have an adverse impact on our results of operations and financial condition.

We depend on a limited number of clients for a significant portion of our revenue, and the loss of business from one or more of these clients could adversely affect our results of operations.

Our five largest clients collectively represented approximately 19% of our revenue in fiscal year 2025. This client concentration increases the risk of quarterly fluctuations in our operating results, depending on the seasonal pattern of our top clients' businesses. In addition, our top clients could make greater demands on us with regard to pricing and contractual terms in general.

At any given time, we typically have multiple master service agreements or statements of work with our largest clients. Clients may have the right to terminate such agreements for convenience or may have risk tolerances that limit how much business they retain with a single service provider. While we do not expect all master service agreements and statements of work to terminate at the same time, the loss of significant agreements with one of our largest clients could adversely affect our business, results of operations and financial condition if the lost revenue is not replaced with profitable revenue from that client or other clients.

We often carry significant accounts receivable balances from a limited number of clients that generate a large portion of our revenue. For example, approximately 19% of our accounts receivable balance as of November 30, 2025 was attributable to five clients. A client may become unable or unwilling to timely pay its balance due to a general economic slowdown, economic weakness in its industry, or the financial insolvency of its business. While we closely monitor our accounts receivable balances, a client's financial inability or unwillingness, for any reason, to pay a large accounts receivable balance or many clients' inability or unwillingness to pay accounts receivable balances that are large in the aggregate would adversely impact our income and cash flow.

Our operations, reputation, and results of operations may be damaged through the actions, inactions, or vulnerabilities of third parties.

We depend on a variety of third parties to enable us to deliver services to our clients, including communications services providers, information technology systems and network providers, electric and other utility providers, transportation providers, and recruiting firms. Although we believe we have a rigorous procurement process to evaluate our vendors and service providers, we depend on these third parties to maintain the confidentiality, availability, and integrity of the products and services they provide. These third parties can damage our reputation or cause financial loss through cybersecurity or data privacy breaches, inadequate information technology infrastructure, insufficient or defective updates to software, non-conformance to servicing standards or our Supplier Code of Conduct, or financial distress that disrupts business operations.

Moreover, with a significant reliance on remote staff, we depend on the communications and other service providers necessary for our staff to perform their work from our facilities and their homes. Power or communications failures could interrupt the operations of our facilities or the ability of our staff to work remotely. Natural disasters, severe weather events, or labor disputes that disrupt transportation services could limit the ability of our staff to reach our facilities or increase the cost of transportation services that we procure for our staff in certain countries. Any prolonged disruption in the operations of our facilities or the ability of our remote staff to deliver services to our clients and their customers, whether due to technical difficulties, power failures, threats to homes or health, or any other reason, could cause service interruptions or reduce the quality level of services that we provide and harm our operating results.

Our business is subject to many regulatory requirements, and changes in current regulations or their interpretation and enforcement, or the adoption of new regulations, could significantly increase our cost of doing business.

Our business is subject to many laws and regulatory requirements in the United States and the other countries and jurisdictions in which we operate, covering matters that include but are not limited to: data privacy; labor matters, including immigration and equal employment opportunity ("EEO") compliance; anti-corruption and anti-money laundering laws; taxation; securities and insider trading; the use of AI; healthcare, including HIPAA compliance; banking; outsourcing; consumer protection, including the method and timing of placing outbound telephone calls and the recording or monitoring of telephone calls; collections activities; insurance claims administration; gaming licensing; money transmission; internal and disclosure control obligations; governmental affairs; and trade restrictions, sanctions and tariffs.

Many of these regulations, including those related to data privacy, AI, climate-related disclosures, labor matters, and anti-corruption, change frequently and may conflict among the various jurisdictions and countries in which we provide services. The pace of regulatory change in these areas has accelerated in recent years. The EU GDPR and the UK GDPR, the Corporate Sustainability Reporting Directive ("CSRD"), the AI Act, and the Digital Operational Resilience Act and Network and Information Security 2 Directive in Europe, the Data Privacy Act in the Philippines, the Digital Personal Data Protection Act in India, the California Consumer Privacy Act, the California Climate Corporate Data Accountability Act and Climate-Related Financial Risk Act, and other similar laws have resulted, and will continue to result, in increased compliance costs, and the failure to comply with these laws can result in significant monetary penalties. For example, fines of up to 4% of an entity's annual global revenue can be imposed for violations of the GDPR. We expect that the regulatory burden associated with compliance with privacy laws will continue to expand as more jurisdictions adopt privacy laws with different requirements, and as laws governing the use of AI are adopted by more jurisdictions.

Laws and regulatory requirements may also be subject to interpretation, and the transition of a significant portion of our staff to a remote work environment has increased the uncertainty related to the application and interpretation of certain laws and regulations that have historically been applied to onsite work environments. If our interpretation of any laws or regulatory requirements conflicts with positions taken by regulatory agencies or other government bodies in the future, we may be subject to legal liability or be unable to conduct business in the same manner. Violations of any laws and regulations to which we are subject, including failing to adhere to or successfully implement processes in response to changing regulatory requirements or work practices, could result in liability for damages, fines, criminal prosecution, unfavorable publicity and damage to our reputation, and restrictions on our ability to operate, which could have a material adverse effect on our business, results of operations, and financial condition.

In addition, changes in the policies or laws of the United States or other countries or jurisdictions resulting in, among other things, higher taxation, limitations on the ability of, or increased costs for, companies to utilize offshore outsourcing, currency conversion limitations, restrictions on fund transfers, or the expropriation of private enterprises, could reduce the anticipated benefits of our global operations. Any actions by countries in which we conduct business to reverse policies that encourage international trade or investment could also adversely affect our business.

If we are unable to retain key personnel, hire, develop, and retain staff with the skills and expertise we need, or manage the costs and utilization rate of our staff, our profitability may be negatively impacted and our operations may be disrupted.

We are dependent in large part on our ability to retain the services of our key senior executives and other technical and industry experts and personnel. With the exception of our Chief Executive Officer and in countries where employment agreements are customary, we generally do not have employment agreements with our executives or staff. We also do not carry "key person" insurance coverage for any of our key executives. We compete for qualified senior management and technical personnel. The loss of, or inability to hire, key executives or qualified staff could inhibit our ability to operate and grow our business successfully.

The success of our operations and the quality of our services are also highly dependent on our ability to attract and retain skilled personnel in all of our global delivery centers. We face competition in hiring, retaining, developing, and motivating talented and skilled leaders and staff with domain experience, and we have, at times, struggled to hire sufficient technical talent to meet the demand for our services. GenAI, agentic AI, and other technological advancements may further impact our ability to attract and retain sufficient personnel with the required new capabilities and skill sets. Challenges resulting from changes in immigration policies, current and future restrictions on the availability of visas, or delays in the issuance of visas could impair our ability to employ skilled professionals. Our industry is also characterized by high staff attrition rates. Any increase in our staff turnover rate could increase recruiting and training costs, decrease operating effectiveness and productivity, and potentially impact our relationship with our key clients and other employees. Potential labor organizing and works council negotiations in certain of the countries in which we do business could also contribute to rising costs or otherwise disrupt our business.

We generally sign multi-year client contracts with pricing models that are based on prevailing labor costs in the jurisdictions where we perform services. Quickly rising wages during periods of high inflation or changes in laws or governmental regulations related to wages, mandatory time off, severance, healthcare, other staff benefits or other working conditions could increase our costs and limit our ability to adjust in a timely manner. Our profitability is also affected by the utilization rate of our personnel resources. If we are unable to achieve optimum utilization of our personnel resources, we may experience erosion in our profit margin. However, if our utilization is too high, the quality of services provided to our clients may deteriorate and we may also experience higher attrition rates. Rising costs, our inability to manage rising costs, or our inability to adequately motivate our team or utilize our personnel resources efficiently could negatively impact our profitability or disrupt our operations.

We depend on a variety of communications services and information technology systems and networks, and any failure or increase in the cost of these systems and networks could adversely impact our business and operating results.

The services we provide to our clients depend on the persistent availability and uncompromised security of our communications, technology, data centers and servers, and information technology systems. Our business uses a wide variety of technologies to allow us to manage large volumes of data and perform services with staff located around the globe. We deploy leading edge digital transformation capabilities such as GenAI self-service applications, AI-based automation bots, omnichannel services, agentic AI infrastructure and internally-developed and third-party software solutions to enhance customer and staff experience across various technology environments and platforms. We operate an extensive internal voice and data network that links our global sites together in a multi-hub model that enables the rerouting of voice and data across the network, and we rely on multiple public communication channels and telephone, internet, and data services provided by various third parties for connectivity to our clients. Maintenance of, and investment in, this technology is critical to keeping our team productive and the success of our service delivery model.

Any failure in technology, or in our ability to manage or optimize our resources, may impair service quality and have a negative impact on our operations. Failures or significant downtime of our IT or telecommunications systems could prevent us from handling client volume, and frequent or prolonged interruption in our ability to provide services could result in contractual performance penalties, damage to our reputation, and the loss of business from existing and potential clients. Any increase in average waiting time or handling time or a lack of promptness or technical expertise from our staff will negatively impact customer satisfaction and our business. Telephone, internet, and data service providers may elect not to renew their contracts with us or increase the cost of such services. If our communications or information technology systems are disrupted or the cost of maintaining those systems increases significantly, our results of operations could be adversely affected.

Changes in foreign currency exchange rates have impacted and could continue to impact or adversely affect our business and operating results.

We operate in 74 countries, and volatility in the value of the currencies used in these countries increases the uncertainty in our revenue and profitability forecasts. While a significant amount of our contracts are priced in U.S. dollars, we recognize a substantial amount of revenue under contracts that are denominated in euros, British pounds, Japanese yen, Australian dollars, and Brazilian real, among other currencies. A significant increase in the value of the U.S. dollar relative to these currencies may have a material adverse impact on the value of our revenue when translated to U.S. dollars.

Our services are delivered from several delivery centers located around the world, with significant operations in the Philippines and India, as well as throughout APAC, EMEA and the Americas. Although our contracts with U.S.-based clients are typically priced in U.S. dollars, a substantial portion of our costs to deliver services under these contracts are denominated in the local currency of the country where services are performed. We also have certain client contracts that are priced in non-U.S. dollar currencies for which a substantial portion of the costs to deliver the services are in other currencies. As a result, our revenue may be earned in currencies that are different from the currencies in which we incur corresponding expenses. Fluctuations in the value of currencies, such as the Philippine peso, the Indian rupee, the Malaysian Ringgit, the Egyptian pound, Colombian peso, and the Canadian dollar, against the U.S. dollar or other currencies in which we bill our clients, and inflation in the local economies in which these delivery centers are located, could increase the operating and labor costs in these delivery centers, which can result in reduced profitability. A significant decrease in the value of the contractual currency, relative to the currencies where services are provided, could have a material adverse impact on our operating results that are not fully offset by gains realized under the hedging contracts we have in place in certain currencies to limit our potential foreign currency exposure.

We have pursued and intend to continue to pursue strategic acquisitions or investments and may encounter risks associated with these activities, which could harm our business and operating results.

We have historically pursued, and in the future expect to pursue, acquisitions of, or investments in, businesses, technologies, and assets in new or existing markets, either within or outside the CX solutions industry, that complement or expand our existing business. For example, in September 2023, we completed our combination with Webhelp, a leading provider of CX solutions. We incurred significant transaction costs related to our combination with Webhelp including costs related to integration.

Our acquisition strategy involves a number of risks, including:

- risk that we encounter difficulty in successfully integrating acquired operations, IT and other systems, clients, services, businesses, and staff with our operations on a timely and cost-effective basis;

- risk that the acquired businesses will fail to maintain the quality of services or results of operations that we have historically provided or that we expect from the acquired businesses;

- the announcement or consummation of a transaction may have an adverse impact on relationships with third parties, including existing and potential clients, or may negatively affect our brand identity;

- loss of key staff of the acquired operations or inability to attract, retain, and motivate staff necessary for our expanded operations;

- acquired businesses located in regions where we have not historically conducted business may subject us to new operational risks, laws, regulations, staff expectations, customs, and practices;

- risk that we encounter challenges in scaling critical resources and facilities for the business needs of the expanded enterprise;

- diversion of our capital and management attention away from operational matters and other business issues;

- increase in our expenses and working capital requirements;

- in the case of acquisitions that we may make outside of the United States, difficulty in operating internationally and over significant geographical distances;

- other financial risks, including unknown liabilities or inconsistent accounting practices of the businesses we acquire or the impairment of goodwill or intangible assets we record in connection with acquisitions; and

- our due diligence fails to identify significant issues with the acquired company's service quality, financial disclosures, legal liabilities, accounting practices, internal control deficiencies, or other material issues.

We may incur additional costs and certain redundant expenses in connection with our acquisitions and investments, which may have an adverse impact on our operating margins. Future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large asset write-offs, a decrease in future profitability, or future losses. For example, we have recorded substantial goodwill and amortizable intangible assets as a result of our past acquisitions, and in the future we could be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or intangible assets was determined, negatively impacting our results of operations. The incurrence of debt in connection with any future acquisitions could restrict our ability to obtain working capital or other financing necessary to operate our business. Our recent and future acquisitions or investments may not be successful, and if we fail to realize the anticipated benefits of these acquisitions or investments, our business and operating results could be harmed.

Impairment charges on goodwill, which represents a significant portion of our total assets and is subject to periodic impairment evaluations, could have a material adverse impact on our financial condition and consolidated results of operations.

We maintain goodwill related to past acquisitions. We periodically assess these assets to determine if they are impaired. Significant negative industry or economic trends, disruptions to our business, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in use of the assets, divestitures, and sustained market capitalization declines may impair these assets, and the effect of any of these factors may be magnified by macroeconomic or industry challenges.

As required by applicable accounting standards, we review goodwill for impairment either annually or whenever changes in circumstances indicate that the carrying value may not be recoverable. The risk of impairment to goodwill is generally higher during the years immediately following an acquisition, because the fair values of recently acquired assets generally align very closely with the acquisition price. As a result, the difference between the carrying value of the reporting unit and its fair value is smaller following the acquisition. Unless and until this difference between carrying value and fair value grows over time, due to business growth or a decline in the carrying value of the reporting unit, a small decline in the fair value of the reporting unit may cause impairment charges. Required impairment charges may be material due to the magnitude of the asset values involved. Future acquisitions could present similar risks as our past acquisitions. Any charges relating to goodwill impairment, similar to the impairment recorded for our fiscal year ended November 30, 2025, could adversely affect our consolidated results of operations in the periods recognized.

We may have higher than anticipated tax liabilities, which could result in a material adverse effect on our business.

Due to the global nature of our operations, we are subject to the complex and varying tax laws and rules of many jurisdictions and have material tax-related contingent liabilities that are difficult to predict or quantify. In preparing our financial statements, we calculate our effective income tax rate based on current tax laws and regulations and our estimated taxable income within each jurisdiction. Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

- changes in income before taxes in the countries in which we operate that have differing statutory tax rates;

- changes in tax rates or tax laws and regulations, or the implementation or interpretation of such laws and regulations;

- the effect of tax rates on accounting for acquisitions and dispositions;

- issues arising from tax audits or examinations and any related interest or penalties; and

- uncertainty in obtaining tax holiday extensions or the expiration or loss of tax holidays in various jurisdictions.

In the United States, proposed tax law changes could subject us to higher than anticipated tax liabilities, including by increasing the statutory corporate tax rate, imposing a minimum tax on global income, reducing the deduction for global intangible low-taxed income ("GILTI"), eliminating the qualified business asset investment exemption, limiting the deductibility of interest expense, repealing the deduction for foreign-derived intangible income or imposing a surcharge on corporations that employ staff in non-U.S. countries to deliver services to the United States. Any one or more of these changes, if adopted, could have a material adverse effect on our effective tax rate and our results of operations. Outside of the United States, tax law changes could subject us to a global minimum tax on profits, which could result in double taxation and increased tax audit risk due to uncertainty in application.

We report our results of operations based on our determination of the amount of taxes owed in various jurisdictions in which we operate. The determination of our worldwide provision for income taxes and other tax liabilities requires estimation, judgment and calculations where the ultimate tax determination may not be certain.

We are also subject to tax audits, including with respect to transfer pricing, in the United States and other jurisdictions, and our tax positions may be challenged by tax authorities. There can be no assurance that our current tax provisions will be settled for the amounts accrued, that additional tax exposures will not be identified in the future or that additional tax reserves will not be necessary for any such exposures. Any increase in the amount of taxation incurred as a result of challenges to our tax filing positions could result in a material adverse effect on our business, results of operations, and financial condition.

We recognize deferred tax assets and liabilities based on the differences between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities. Significant judgment is required in determining our provision for income taxes. We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. If we are unable to generate sufficient future taxable income, if there is a material change in the actual effective tax rates, or if there is a change to the time period within which the underlying temporary differences become taxable or deductible, we could be required to increase our valuation allowance against our deferred tax assets, which could result in a material increase in our effective tax rate.

Our results of operations could be adversely affected by litigation and other commitments and contingencies.

We face risks arising from various unasserted and asserted claims, including, but not limited to, commercial, labor and employment, consumer protection, tax, and patent infringement claims. Certain claims may be structured as class action lawsuits or otherwise allege substantial damages. We may be unable to obtain insurance coverage for certain claims at a reasonable cost, if at all. Unfavorable outcomes in pending or future litigation or the settlement of asserted claims could negatively affect us. Regardless of the outcome, litigation could result in substantial expense and could divert the efforts of our management.

We have developed proprietary information technology systems, mobile applications, and cloud-based technology and acquired technologies that play an important role in our business. If any claim alleging infringement of intellectual property rights is successful against us and if indemnification is not available or sufficient, we may be required to pay substantial damages to third parties and indemnify our clients for losses arising out of the infringement. In order to continue delivering services to our clients, we may also need to seek and obtain licenses of third party intellectual property rights. We may be unable to obtain such licenses on commercially reasonable terms, if at all, which could disrupt our business and adversely affect our results of operations.

In addition, in the ordinary course of business, we may make certain commitments, including representations, warranties, and indemnities relating to current and past operations and divested businesses, and issue guarantees of third-party obligations. The amounts of such commitments can only be estimated, and the actual amounts for which we are responsible may differ materially from our estimates. If we incur liability as a result of any current or future litigation, commitments or contingencies, and such liability exceeds any amounts accrued, our business, results of operations, and financial condition could be adversely affected.

Certain stockholders are able to exercise influence over the composition of our board of directors, matters subject to stockholder approval, and our operations, and actual or potential conflicts of interest may develop.

As of January 16, 2026, affiliates of Groupe Bruxelles Lambert ("GBL") owned approximately 14.2% of our common stock. In connection with the Webhelp Combination, on March 29, 2023, we entered into an Investor Rights Agreement with certain stockholders of Webhelp Parent, which, among other things, provides that GBL has the right to nominate a certain number of directors, up to a maximum of two, depending on the percentage of the outstanding shares of Concentrix common stock held by GBL, our former director, Olivier Duha, and certain of their respective affiliates.

As a result of the Concentrix common stock that is held by affiliates of GBL and Olivier Duha and the Investor Rights Agreement described above, GBL may be able to influence (subject to organizational documents and Delaware law) the composition of our board of directors and thus, potentially, the outcome of corporate actions requiring stockholder approval, such as mergers, business combinations and dispositions of assets, among other corporate transactions. The interests of GBL may not always coincide with the interest of our other stockholders, and GBL may seek to cause us to take actions that might involve risks to our business or adversely affect us or our other stockholders. This concentration of investment and voting power, in addition to the investment and voting power of certain other large stockholders, could discourage others from initiating a potential merger, takeover or other change of control transaction that may otherwise be beneficial to Concentrix and its stockholders, which could adversely affect the market price of Concentrix common stock.

Risks Related to our Capital Structure

Our level of indebtedness could have adverse consequences for our business or our financial condition.

As of November 30, 2025, we had approximately $4.65 billion of indebtedness prior to debt issuance costs, and we may further increase our indebtedness in the future. Our level of indebtedness could have adverse consequences for us and our stockholders, including:

- requiring us to dedicate a substantial portion of our cash flow from operations to make principal and interest payments on our indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, and other general corporate requirements, and to grow our business;

- limiting our ability to make strategic acquisitions or take advantage of other business opportunities as they arise, pay cash dividends, or repurchase common stock;

- increasing future debt costs and limiting the future availability of debt financing;

- increasing our vulnerability to general adverse economic and industry conditions; and

- limiting our flexibility in planning for, or reacting to, changes in our business and industry.

To the extent that we incur additional indebtedness, the risks described above could increase, which could have an adverse effect on our business.

We may be unable to raise additional capital or service our debt on favorable terms, or at all.

We have in the past relied on the public debt markets to raise capital. Changes in the credit and capital markets, including market disruptions, limited liquidity, and interest rate fluctuations may increase the cost of financing or restrict our access to these potential sources of future liquidity. Our continued access to these liquidity sources on favorable terms depends on multiple factors, including our operating performance and credit ratings.

Our actual cash requirements in the future may be greater than expected. Our cash flows from operations may not be sufficient to service our outstanding debt or to repay our outstanding debt as it becomes due or within the time frame that we expect. In addition, major debt rating agencies regularly evaluate our debt based on a number of factors. A negative change in our credit ratings could make it more expensive to service our outstanding debt or to raise additional capital in the future.

Additionally, if unfavorable capital market conditions exist when we were to seek additional financing, we may not be able to raise sufficient capital on favorable terms and on a timely basis, if at all. The terms of current and future debt agreements could restrict our business operations or cause future financing to be unavailable due to our covenant restrictions then in effect. We may also be unable to borrow money, sell assets, or otherwise raise funds on acceptable terms, if at all, to service or refinance our debt. If our access to capital were to become significantly constrained or our cost of capital were to increase significantly our financial condition, results of operations, and cash flows could be adversely affected.

Rising interest rates increase the cost of our outstanding borrowings and could adversely affect our net income.

Our outstanding borrowings under our senior unsecured credit facility and our accounts receivable securitization facility are variable-rate obligations that expose us to interest rate risk. When interest rates increase, our debt service obligations and our interest expense increase even if our outstanding borrowings remain the same. Our net income and cash flows, including cash available for servicing indebtedness, will correspondingly decrease.

The terms of our debt arrangements impose restrictions on our ability to operate and could have an adverse effect on our business and results of operations.

The terms of the agreements under which our indebtedness was incurred may limit or restrict, among other things, our ability to incur additional indebtedness, consummate certain asset sales or acquisitions, and merge, consolidate or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

We are also required to maintain specified financial ratios and satisfy certain financial condition tests under certain of our debt arrangements. Our inability to meet these ratios and tests could result in the acceleration of the repayment of the related debt, termination of the applicable debt arrangement, an increase in our effective cost of funds or the cross-default of other indebtedness. As a result, our ability to operate may be restricted and our ability to respond to business and market conditions may be limited, which could have an adverse effect on our business and operating results.

Risks Related to Ownership of Our Common Stock

The share price and trading volume of our common stock has fluctuated and may continue to fluctuate significantly.

Since our common stock started trading on Nasdaq under the symbol "CNXC" on December 1, 2020 through our fiscal year ending November 30, 2025, our stock price has ranged from a high of $208.48 to a low of $31.63 per share. The market price of our common stock has, and may continue to, fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

- our financial results;

- developments generally affecting the CX solutions industry;

- the performance of our business and of similar companies;

- our capital structure, including the amount of our indebtedness;

- the announcement of acquisitions or dispositions;

- additions or departures of key personnel;

- changes in market valuations of similar companies;

- general economic, industry, and market conditions;

- the depth and liquidity of the market for our common stock;

- fluctuations in currency exchange rates;

- our dividend policy and share repurchase activity;

- investor perception of our industry, our business, and our company;

- the passage of legislation or other regulatory developments that adversely affect us or our industry; and

- the impact of the factors referred to elsewhere in "Risk Factors."

In addition, the stock market regularly experiences significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes may occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price.

Securities class-action litigation may get instituted against companies following periods of volatility in their stock price. Such litigation can result in substantial costs in defense and management's attention and resources, which could adversely affect our business, financial condition, and results of operations and prospects.

We cannot guarantee the continued payment of dividends on our common stock, or the timing or amount of any such dividends.

The continued payment of dividends in the future, and the timing and amount thereof, to our stockholders is within the discretion of our board of directors. Our board of directors' decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, industry practice, legal requirements, regulatory constraints, and other factors that our board of directors deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will continue to pay dividends in the future.

Certain provisions of our certificate of incorporation and bylaws and of Delaware law make it difficult for stockholders to change the composition of our board of directors and may discourage hostile takeover attempts that some of our stockholders may consider to be beneficial.

Certain provisions of our certificate of incorporation and bylaws and of Delaware law may have the effect of delaying or preventing a change in control if our board of directors determines that such change in control is not in the best interests of us and our stockholders. These provisions may include, among other things, the following:

- the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

- stockholder action can only be taken at a special or regular meeting and not by written consent;

- advance notice procedures for nominating candidates to our board of directors or presenting matters at stockholder meetings;

- allowing only our board of directors to fill vacancies on our board of directors; and

- restrictions on an "interested stockholder" to engage in certain business combinations with us for a three-year period following the date the interested stockholder became such.

While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our board of directors, they could enable the board of directors to hinder or frustrate a transaction that some, or a majority, of the stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors. We are also subject to Delaware laws that could have similar effects. One of these laws prohibits us from engaging in a business combination with a significant stockholder unless specific conditions are met.

Our bylaws designate the Court of Chancery of the State of Delaware and U.S. federal district courts as the exclusive forums for certain types of actions and proceedings that may be initiated by our stockholders, which limits our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or other employees.

Our bylaws provide that, with certain limited exceptions, any action or proceeding:

- brought in a derivative manner in the name or right of the company or on our behalf;

- asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

- asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or any provision of our certificate of incorporation or bylaws; or

- asserting a claim governed by the internal affairs doctrine,

will be exclusively brought in the Court of Chancery of the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the U.S. federal district court for the District of Delaware).

Furthermore, any complaint asserting a cause of action under the Securities Act against us or any of our directors, officers, employees, or agents will be exclusively brought in U.S. federal district court. Any person or entity purchasing or otherwise acquiring any interest in shares of Concentrix common stock is deemed to have notice of and consented to the exclusive forum provisions.

To the fullest extent permitted by law, the Delaware exclusive forum provision will apply to state and federal law claims other than those claims under the Securities Act for which our bylaws designate U.S. federal district court as the exclusive forum. However, stockholders will not be deemed to have waived our compliance with the

U.S. federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation or similar governing documents has been challenged in legal proceedings, and it is possible that a court could find the choice of forum provisions contained in our bylaws to be inapplicable or unenforceable, including with respect to claims arising under the U.S. federal securities laws.

This exclusive forum provision may limit the ability of a stockholder to commence litigation in a forum that the stockholder prefers, or may require a stockholder to incur additional costs in order to commence litigation in Delaware or U.S. federal district court, each of which may discourage such lawsuits against us or our directors or officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could negatively affect our business, results of operations, and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

As a global technology and services leader, our business is heavily dependent upon information technology networks and systems. Protecting our systems, data, and information, as well as the information and data of our game-changers, clients, and partners, is a key priority.

We have established and maintain a corporate-wide information security management system and an integrated risk management framework with practices that are derived from industry standards, including ISO 31000, ISO 27001, HITRUST, PCI DSS, and the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, and data privacy regulations, including the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and the General Data Protection Regulation ("GDPR"). The data security controls from these standards and regulations are evaluated as a component of our risk management framework, based on the needs of our business and our clients, the nature of our industry, and applicable regulations.

We are one of the few companies globally recognized for our AI governance, privacy and security standards by receiving the ISO/IIEC 42001:2023 Artificial Intelligence Management System certification for our iX suite of products, together with meeting the ISO 31700:2023 Privacy by Design and HITRUST AI requirements.

Risk Management and Strategy

We have implemented and maintain an Information Security Management System ("ISMS") that covers information security, data protection, cybersecurity, application security, and other areas as necessary. As a part of our ISMS, we:

- evaluate our security risk strategy on an ongoing basis to facilitate our response to the changing cybersecurity threat landscape and build a culture of security within Concentrix;

- allocate and evaluate available resources, including technology, infrastructure, and personnel, to support information security initiatives;

- regularly identify security risks and prepare and continuously update mitigation and response plans, including with respect to risks related to the use of our third party service providers;

- report, investigate, and respond to suspected or confirmed information security risks; and

- maintain a business continuity management process to counter potential interruptions to business activities and a data privacy program to protect personal and sensitive information.

We regularly evaluate the ISMS for compliance with applicable regulatory, legislative, and contractual requirements, as well as recent trends and developments in security.

Our management team gathers information to support our efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents from various sources, including reports from internal security personnel, threat intelligence, and other information obtained from governmental, public, or private sources, including external consultants engaged by us, and alerts and reports produced by the information security tools we utilize. Our Cyber Defense Operations Center (the "CDOC") is a security operations center that operates 24 hours a day, seven days a week and is our first line of defense against cybersecurity threats. The CDOC continually monitors our information technology security infrastructure for anomalous behavior and other indications of potential threats to protect our data and systems.

We regularly conduct internal and external audits, reviews, assessments, and evaluations to evaluate our compliance posture and the effectiveness of our physical, technical, and organizational measures for protecting us and our systems. Elements of our cybersecurity program are also periodically audited as part of external certification audits. Third-party managed security providers and cybersecurity experts provide us with 24x7 monitoring, threat hunting, risk assessments, penetration testing, and attack surface management to support our Cyber Security Framework. Key findings from cybersecurity audits and third-party risk assessments are summarized and communicated to our senior leadership and the Audit Committee, and remediation actions are implemented to enhance our overall cybersecurity program. We contractually require our vendors to comply with cybersecurity and data privacy requirements, and we perform risk assessments of vendors, including their ability to protect data from unauthorized access.

To facilitate the success of our risk management framework, multidisciplinary teams throughout the Company, including members of the legal department, operations, and senior management, are deployed to support risk mitigation and our response to threats and potential cybersecurity incidents. We also regularly conduct training and education to upgrade our game-changers' knowledge of security risks and vulnerabilities. In fiscal year 2025, our game-changers completed mandatory security awareness training resulting in a company-wide pass percentage of approximately 95%. In March 2025, we held a Cyber Fraud Awareness Month, which promoted best practices and vigilance in protecting information and data to prevent cyber-attacks, and educated game-changers on how to identify sophisticated social engineering attacks, and report phishing or suspicious messages through our dedicated reporting channel.

We are currently not aware of any cybersecurity incidents or threats that have materially impacted us or our business, financial condition, and results of operations. However, we and our clients routinely face risks of cybersecurity incidents, and there can be no assurance that our security efforts and measures, and those of our third-party providers, will prevent or mitigate a cybersecurity threat or incident that could adversely affect our business. For a discussion of these risks and others that we face, see "Risk Factors" in this Annual Report on Form 10-K.

Governance

Our board of directors, directly and indirectly through its committees, has oversight responsibility for our risk management process, including risks related to cybersecurity and artificial intelligence. Our board of directors has delegated to the Audit Committee oversight responsibility for the Company's risk assessment and management activities, including with respect to information technology, cybersecurity, and privacy.

As part of our integrated enterprise risk management program, management reports periodically to the Audit Committee on its assessment of our risks and risk management practices, including with respect to ongoing or new cyber and information security risks. Management also reports quarterly to the Audit Committee and annually to the full board of directors on the status of our cybersecurity program, which includes key cybersecurity controls, audits, and compliance, and on any significant projects or areas of focus for the cybersecurity team.

Our cybersecurity risk management framework is implemented by our global security team, which is led by our EVP, Information Technology and Global Security, our SVP, Information Systems and Global Security, and our GVP, Governance, Risk, and Compliance. As the leaders of our global security efforts, these roles and their teams support the establishment and maintenance of our corporate-wide information security program to protect our information assets and to oversee our cybersecurity and insider risk and compliance teams. Our SVP, Information Systems and Global Security, and our GVP, Governance, Risk, and Compliance report to our EVP, Information Technology and Global Security, and our EVP, Information Technology and Global Security reports to our Chief Executive Officer.

Our EVP, Information Technology and Global Security has over 40 years of global information technology leadership experience, including hands-on management and technology innovation experience. He provides strategic direction for the design, implementation strategy, and Governance of Concentrix Global Infrastructure, Information Security and Application development. Our SVP, Information Systems and Global Security has an undergraduate degree in Information Technology and over 25 years of global experience in cybersecurity strategy and risk management in various leadership roles at large companies and within government, with extensive experience in the development of and enforcement of security policies, protection of sensitive data, responding to cyber and fraud incidents, and integrating security across operations. Our SVP, IT Infrastructure has over 30 years of experience in managing a large, geographically dispersed team that designs, plans, implements, and maintains a complex IT infrastructure and operations. He has also played a critical role in the development of security technologies at Concentrix. Our GVP, Governance, Risk, and Compliance has over 23 years of global experience in information security with specialization in risk management, security tools and technologies, compliance, and privacy. His experience in information security spans advisory and consulting, policy, processes and standards, engineering, and operational support for clients and the internal organization.

ITEM 2. PROPERTIES

We lease our principal executive offices in Newark, California. As of November 30, 2025, we occupied approximately 483 facilities, located in 74 countries across six continents, comprising service and delivery centers and administrative facilities covering approximately 25.4 million square feet, of which approximately 1.4 million square feet was owned and the remainder was leased.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in legal proceedings in the ordinary course of business. We do not believe that these proceedings will have a material adverse effect on the results of our operations, our financial position or the cash flows of our business.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

Part II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on Nasdaq under the symbol "CNXC". As of January 16, 2026, there were 61,597,304 shares of common stock outstanding held by approximately 2,764 stockholders of record.

Dividends

During fiscal years 2025 and 2024, the Company paid the following dividends per share approved by the Company's board of directors:

Announcement Date	Record Date	Per Share Dividend Amount	Payment Date
January 24, 2024	February 5, 2024	$0.3025	February 15, 2024
March 26, 2024	April 26, 2024	$0.3025	May 7, 2024
June 26, 2024	July 26, 2024	$0.3025	August 6, 2024
September 25, 2024	October 25, 2024	$0.33275	November 5, 2024
January 15, 2025	January 31, 2025	$0.33275	February 11, 2025
March 26, 2025	April 25, 2025	$0.33275	May 6, 2025
June 26, 2025	July 25, 2025	$0.33275	August 5, 2025
September 25, 2025	October 24, 2025	$0.36	November 4, 2025

Our board of directors expects that cash dividends will be paid on a quarterly basis in the future. However, any decision to pay future cash dividends will be subject to our board of directors' approval, and will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt agreements, industry practice, legal requirements, regulatory constraints, and other factors that our board of directors deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will continue to pay dividends in the future.

Share Repurchases

In September 2021, our board of directors authorized the repurchase of up to $500 million of our common stock from time to time as market and business conditions warrant, including through open market purchases or Rule 10b5-1 trading plans. In January 2025, the Company's board of directors extended the share repurchase program by authorizing an increase of the amount remaining for share repurchases under the existing share repurchase authorization to $600 million. The repurchase program has no termination date and may be suspended or discontinued at any time. As of November 30, 2025, we had repurchased 7,447,427 shares under the share repurchase program for approximately $514.7 million in the aggregate. At November 30, 2025, we had approximately $439.5 million remaining for share repurchases under the existing authorization from our board of directors.

The following table summarizes the Company's purchases of common stock during the fourth quarter of the fiscal year ended November 30, 2025:

Period	Total number of shares purchased [1] [2]	Average price paid per share	Total number of shares purchased as part of publicly announced program[2]	Maximum dollar amount that may yet be purchased under the program (in thousands)[3]
September 1, 2025 - September 30, 2025	267,252	$ 53.23	264,597	$ 481,318
October 1, 2025 - October 31, 2025	787,716	$ 46.10	434,858	$ 461,270
November 1, 2025 - November 30, 2025	610,044	$ 35.75	609,882	$ 439,468
Total	1,665,012	$ 43.35	1,309,337	

(1) Includes shares withheld upon the vesting of certain equity awards to satisfy tax withholding obligations.

(2) Includes shares repurchased as part of the Company's share repurchase program initiated in September of 2021.

(3) In January 2025, the Company's board of directors extended the share repurchase program by authorizing an increase of the amount remaining for share repurchases under the existing share repurchase authorization to $600,000. The repurchase program has no termination date and may be suspended or discontinued at any time.

Stock Price Performance Graph

The stock price performance graph below compares our cumulative total stockholder return for the period from December 1, 2020 through November 30, 2025 with the cumulative total return of the S&P Midcap 400 Index for the same period and a Peer Group comprised of CX-focused technology and service providers that are publicly traded companies: Majorel Group Luxembourg S.A. (from initial public offering in September 2021 through acquisition by Teleperformance on November 23, 2023), TaskUs Inc. (from initial public offering in June 2021), TDCX Inc. (from initial public offering in October 2021 through becoming a private company in June 2024), Teleperformance S.A., TELUS International (from initial public offering in February 2021 through becoming a private company in October 2025), and TTEC Holdings, Inc., in each case assuming a $100 initial investment.


Comparison of Cumulative Total Return
$200
$175
$150
$125
$100
$75
$50
$25
$—
December 1, 2020
February 28, 2021
May 31, 2021
August 31, 2021
November 30, 2021
February 28, 2022
May 31, 2022
August 31, 2022
November 30, 2022
February 28, 2023
May 31, 2023
August 31, 2023
November 30, 2023
February 29, 2024
May 31, 2024
August 31, 2024
November 30, 2024
February 28, 2025
May 31, 2025
August 31, 2025
November 30, 2025
Concentrix Corp.
S&P Midcap 400
Peer Group

	December 1, 2020	November 30, 2021	November 30, 2022	November 30, 2023	November 30, 2024	November 30, 2025
Concentrix Corporation	$ 100.00	$ 158.10	$ 116.55	$ 89.51	$ 42.81	$ 36.89
S&P Midcap 400	$ 100.00	$ 123.43	$ 117.47	$ 116.82	$ 153.39	$ 164.58
Peer Group	$ 100.00	$ 121.30	$ 72.41	$ 35.76	$ 26.18	$ 25.83

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our historical consolidated financial statements and the notes to those consolidated financial statements. It contains forward-looking statements, which are subject to risk, uncertainties, and other factors that could cause actual results to differ materially from those projected or implied in the forward-looking statements. Please see "Risk Factors" and "Note Regarding Forward-Looking Statements" in this Annual Report on Form 10-K for a discussion of the uncertainties, risks and assumptions associated with these statements.

The following discussion compares our results for the fiscal year ended November 30, 2025 to the fiscal year ended November 30, 2024. The discussion comparing our results for the fiscal year ended November 30, 2024 to the fiscal year ended November 30, 2023 is included within Management's Discussion and Analysis of Financial Condition and Results of Operations in our 2024 Annual Report on Form 10-K filed with the SEC on January 28, 2025, and is incorporated by reference herein.

Unless otherwise indicated or except where the context otherwise requires, references to "we," "our," "us," "the Company," or "Concentrix," in this Management's Discussion and Analysis of Financial Condition and Results of Operations refer to Concentrix Corporation and its subsidiaries.

Overview and Basis of Presentation

Concentrix is a global technology and services leader that powers exceptional brand experiences and digital operations for more than 2,000 clients across the globe. We design, build, and run fully integrated, end-to-end solutions, including customer experience ("CX") process optimization, technology innovation and design engineering, front- and back-office automation, analytics, and business transformation services to clients in five primary industry verticals. Our differentiated portfolio of solutions supports Fortune Global 500 clients across the globe in their efforts to deliver an optimized, consistent brand experience across all channels of communication, including voice, chat, email, GenAI- and agentic AI-powered self-service, social media, asynchronous messaging, and custom applications. We strive to deliver exceptional services globally supported by our deep industry knowledge, technology and security practices, talented people, and digital and analytics expertise.

We generate revenue from performing services and providing technology that is generally tied to our clients' products and services. Any shift in business, demand, or the size of the market for our clients' products or services, or any failure of technology or failure of acceptance of our clients' products or services in the market may impact our business. The staff turnover rate in our business is high, as is the risk of losing experienced team members. High staff turnover rates may increase costs and decrease operating efficiencies and productivity. For more information on the risks associated with our business, please see "Risk Factors" in this Annual Report on Form 10-K.

Webhelp Combination

On September 25, 2023, we completed our acquisition (the "Webhelp Combination") of all of the issued and outstanding capital stock (the "Shares") of Marnix Lux SA ("Webhelp"), from the holders thereof (the "Sellers"). The purchase consideration for the acquisition of the Shares was valued at approximately $3,774.8 million, net of cash and restricted cash acquired.

Revenue and Cost of Revenue

We generate revenue through the provision of technology and services to our clients pursuant to client contracts. Our client contracts typically consist of a master services agreement, supported in most cases by multiple statements of work, which contain the terms and conditions of each contracted solution. Our client contracts can range from less than one year to over five years in term and are subject to early termination by our clients for any reason, typically with 30 to 90 days' notice.

Our technology and services are generally characterized by flat unit prices. Approximately 99% of our revenue is recognized as services are performed, based on staffing hours or the number of client customer transactions handled using contractual rates. Remaining revenue from the sale of these solutions are typically recognized as the services are provided over the duration of the contract using contractual rates.

Our cost of revenue consists primarily of personnel costs related to the delivery of our technology and services. The costs of our revenue can be impacted by the mix of client contracts, where we deliver the technology and services, additional lead time for programs to be fully scalable, and transition and initial set-up costs. Our cost of revenue as a percentage of revenue has also fluctuated in the past, based primarily on our ability to achieve economies of scale, the management of our operating expenses, and the timing and costs incurred related to our acquisitions and investments.

In fiscal years 2025 and 2024, approximately 89% and 88%, respectively, of our consolidated revenue was generated from our non-U.S. operations, and approximately 54% and 50%, respectively, of our consolidated revenue was priced in U.S. dollars. We expect that a significant amount of our revenue will continue to be generated from our non-U.S. operations while being priced in U.S. dollars. We have certain client contracts that are priced in non-U.S. dollar currencies for which a substantial portion of the costs to deliver the services are in other currencies. Accordingly, our revenue may be earned in currencies that are different from the currencies in which we incur corresponding expenses. Fluctuations in the value of currencies, such as the Philippine peso, the Indian rupee, the Egyptian pound, the Columbian peso, and the Canadian dollar, against the U.S. dollar or other currencies in which we bill our clients, and inflation in the local economies in which these delivery centers are located, can impact the operating and labor costs in these delivery centers, which can result in reduced profitability. As a result, our revenue growth, costs, and profitability have been impacted, and we expect will continue to be impacted, by fluctuations in foreign currency exchange rates and inflation.

Margins

Our gross margins fluctuate and can be impacted by the mix of client contracts, services provided, shifts in the geography from which our technology and services are delivered, client volume trends, the amount of lead time that is required for programs or services to become fully scaled, and transition and set-up costs. Our operating margin fluctuates based on changes in gross margins as well as overall volume levels, as we are generally able to gain scale efficiencies in our selling, general and administrative costs as our volumes increase.

Economic and Industry Trends

The industry in which we operate is competitive, including on the basis of pricing terms, delivery capabilities, and quality of services. Labor in various markets is also subject to competitive pressures that can result in increased labor costs. These factors subject us to pricing and labor cost pressures that can negatively affect our revenue, gross profit, and operating income.

Our business operates globally in 74 countries across six continents. We have significant concentrations in the Philippines, India, Egypt, Brazil, Türkiye, the United States, Colombia, Malaysia, Morocco, China, South Africa, the United Kingdom, and elsewhere throughout EMEA, Latin America, and Asia-Pacific. Accordingly, we historically have and expect to continue to be impacted by economic strength or weakness in these geographies and by the strengthening or weakening of local currencies relative to the U.S. dollar.

In January 2025, the U.S. government began imposing, or threatening to impose, new or increased tariffs on certain countries, materials, and industries, and in response, certain impacted countries have imposed or threatened various retaliatory tariffs or other trade restrictions on imports from the United States. The tariff environment remains dynamic, and we cannot predict with certainty the effect of future changes in global trade policy and tariffs on our clients' operations and demand for our services in future periods.

Seasonality

Our revenue and margins fluctuate with the underlying trends in our clients' businesses and trends in the level of consumer activity. As a result, our revenue and margins are typically higher in the fourth fiscal quarter of the year than in any other fiscal quarter.

Critical Accounting Policies and Estimates

The discussion and analysis of our consolidated financial condition and results of operations are based on our consolidated financial statements, which have been prepared in conformity with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we review and evaluate our estimates and assumptions. Our estimates are based on our historical experience and a variety of other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgment about the carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies involve the more significant judgments, estimates and/or assumptions used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue from our client contracts over time as the promised technology and services are delivered to clients for an amount that reflects the consideration to which we are entitled in exchange for the technology and services. We recognize revenue over time as the client simultaneously receives and consumes the benefits provided by us as we perform the services. We account for a contract with a client when it has written approval, the contract is committed, the rights of the parties, including payment terms, are identified, the contract has commercial substance, and the consideration is probable of collection. Revenue is presented net of taxes collected from clients and remitted to government authorities. We generally invoice a client after the performance of services, or in accordance with the specific contractual provisions. Payments are due as per contract terms and do not contain a significant financing component. In most cases, our contracts consist of a single performance obligation comprised of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service).

Service contracts are most significantly based on a fixed unit-price per transaction or other objective measure of output. Revenue on unit-price transactions is recognized over time using an objective measure of output such as staffing hours or the number of transactions processed by service advisors.

Certain client contracts include additional payments from the client based upon the achievement of certain agreed-upon service levels and performance metrics. Certain contracts also provide for a reduction in consideration paid to the Company in the event that certain agreed-upon service levels or performance metrics are not achieved. Revenue based on such arrangements is accounted for as variable consideration when the likely amount of revenue to be recognized can be estimated to the extent that it is unlikely that a significant reversal will occur.

Goodwill

As of November 30, 2025, we had goodwill of $3,671.7 million recorded on our consolidated balance sheet. We test goodwill for impairment annually at the reporting unit level on the first day of the fiscal fourth quarter or more frequently if events or changes in circumstances indicate that it may be impaired. Impairment of goodwill is tested at the reporting unit level, which we have determined to be the same level as our single operating segment, and is the consolidated company. For purposes of the goodwill impairment test, we can elect to perform a quantitative or qualitative analysis. If the qualitative analysis is elected, goodwill is tested for impairment at the reporting unit level by performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. The factors that are considered in the qualitative analysis include: macroeconomic conditions; industry and market considerations; cost factors such as increases in labor, or other costs that would have a negative effect on earnings and cash flows; and other relevant entity-specific events and information.

If we elect to perform or are required to perform a quantitative analysis, then the reporting unit's carrying value is compared to its fair value. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value and the excess is recognized as an impairment loss.

As of September 1, 2025, the date of our annual impairment test, we performed a quantitative impairment test. We also reconciled the fair value of our reporting unit to our market capitalization. The result of the analysis demonstrated that our reporting unit's fair value was in excess of its carrying value.

Subsequent to our annual impairment testing date of September 1, 2025, we experienced a sustained decrease in the market price of our common stock. After considering all available evidence in the evaluation of goodwill impairment indicators, we determined it appropriate to perform an interim quantitative assessment on November 1, 2025.

The fair value of our reporting unit was consistently estimated using an equal weighting of the income and market valuation approaches. The income approach applied a fair value methodology to our reporting unit based on discounted cash flows. This analysis requires significant judgments and assumptions, including estimation of our future cash flows, which is dependent on internally developed forecasts, including future levels of revenue growth, and adjusted earnings before interest, taxes, depreciation, and amortization ("EBITDA") margin, and determination of a weighted average cost of capital, or a discount rate. The discount rate assumption is based on the overall after-tax rate of return required by a market participant whose weighted-average cost of capital includes both equity and debt, including a risk premium. The discount rate may be impacted by adverse changes in the macroeconomic environment, volatility in the equity and debt markets or other factors. We also applied a market approach. Under the market approach, we utilized a guideline public company method, which involves calculating valuation multiples based on financial data from comparable publicly traded companies and considerations of recent transactions in the technology industry. Multiples derived from these companies and transactions provide an indication of how much a knowledgeable investor in the marketplace would be willing to pay for a company. These multiples are then applied to the financial data for our reporting unit to arrive at an indication of fair value. The market multiple was applied to adjusted EBITDA.

Based on this subsequent fourth quarter impairment assessment as described, the carrying value of our reporting unit was determined to exceed the fair value, resulting in a non-cash goodwill impairment charge of $1,523.3 million for the fiscal year ended November 30, 2025.

We recorded no impairment charges related to goodwill during the fiscal years ended November 30, 2024 and 2023.

Determining the fair value of our reporting unit requires us to make significant judgments, estimates, and assumptions. The Company believes these estimates and assumptions are reasonable. However, future changes in the judgments, assumptions, and estimates that are used in the impairment testing for goodwill, including discount rates or future cash flow projections, could result in significantly different estimates of the fair value. As a result of these factors, and the impact of macroeconomic conditions, goodwill for our single reporting unit may be more susceptible to impairment risk.

Although assumptions change to reflect changing business and market conditions, our overall valuation methodology and the types of assumptions we use have remained consistent. While we strive to use the best available information to prepare the cash flow and discount rate assumptions, actual future cash flows or market conditions could differ significantly and result in future impairment charges related to the recorded goodwill balance.

Recently Issued Accounting Pronouncements

For a summary of recent accounting pronouncements and the anticipated effects on our consolidated financial statements, see Note 2—Summary of Significant Accounting Policies to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Results of Operations – Fiscal Years Ended November 30, 2025 and 2024

	Fiscal Years Ended November 30,	
	2025	2024
	(in thousands)	
Revenue	$ 9,825,771	$ 9,618,900
Cost of revenue	6,390,760	6,170,013
Gross profit	3,435,011	3,448,887
Selling, general and administrative expenses	2,825,468	2,852,500
Impairment charges	1,527,726	—
Operating income (loss)	(918,183)	596,387
Interest expense and finance charges, net	290,349	321,828
Other income, net	(26,310)	(24,715)
Income (loss) before income taxes	(1,182,222)	299,274
Provision for income taxes	96,702	48,057
Net income (loss)	$ (1,278,924)	$ 251,217

Revenue

	Fiscal Years Ended November 30,		Percent Change
	2025	2024	2025 to 2024
	(in thousands)		
Industry vertical:			
Technology and consumer electronics	$ 2,666,072	$ 2,674,040	(0.3)%
Retail, travel and e-commerce	2,433,885	2,361,866	3.0 %
Communications and media	1,592,373	1,527,922	4.2 %
Banking, financial services and insurance	1,536,223	1,455,641	5.5 %
Healthcare	725,283	727,389	(0.3)%
Other	871,935	872,042	0.0 %
Total	$ 9,825,771	$ 9,618,900	2.2 %

We generate revenue by delivering our technology and services to our clients categorized in the above industry verticals. Our solutions focus on customer engagement, process optimization, and back-office automation.

Our revenue increased 2.2% in fiscal year 2025. The increase in revenue resulted primarily from increases in revenue in our retail, travel and e-commerce, communications and media, and banking, financial services and insurance verticals. Changes in foreign currency exchange rates had a de minimis impact on revenue growth for fiscal year 2025.

Revenue increased in our retail, travel and e-commerce, communications and media, and banking, financial services and insurance verticals, while revenue decreased slightly in our technology and consumer electronics and healthcare verticals and remained flat in our other vertical. Revenue in our technology and consumer electronics vertical decreased 0.3%, which included a decrease as a result of foreign currency exchange rates and a decrease in underlying business with a client in this vertical, partially offset by increases in business with several clients in the vertical. Revenue in our retail, travel and e-commerce vertical increased 3.0%, which included increases in underlying business, primarily from several larger clients in this vertical. Revenue in our communication and media vertical increased 4.2%, which included increases in underlying business primarily from several larger clients in the vertical. Revenue in our banking, financial services and insurance vertical increased 5.5%, which included increases in underlying business from the majority of clients in the vertical. Revenue in our healthcare vertical decreased 0.3%, which included slight decreases in underlying business, primarily from a larger client in the vertical, partially offset by increases in business with several other clients in the vertical. Revenue in our other vertical remained flat over prior year and included a decrease in underlying business, primarily related to an automotive client, partially offset by increases in business with several other clients in the vertical.

Cost of Revenue, Gross Profit and Gross Margin Percentage

	Fiscal Years Ended November 30,		Percent Change
	2025	**2024**	**2025 to 2024**
	($ in thousands)		
Cost of revenue	$ 6,390,760	$ 6,170,013	3.6 %
Gross profit	$ 3,435,011	$ 3,448,887	(0.4)%
Gross margin %	35.0 %	35.9 %	

Cost of revenue consists primarily of personnel costs. Gross margins can be impacted by resource location, client mix and pricing, additional lead time for programs to be fully scalable, and transition and initial set-up costs.

Our cost of revenue increased by 3.6% in fiscal year 2025, compared to fiscal year 2024, primarily due to the increases in underlying revenue due to volumes. These increases were partially offset by a $63.7 million, or 1.0%, reduction in the cost of revenue due to changes in foreign currency exchange rates. The foreign currency impacts on our cost of revenue were caused primarily by the weakening of several currencies against the U.S. dollar.

Our gross profit decreased by 0.4% in fiscal year 2025, compared to fiscal year 2024, primarily due to decreases in gross profit associated with underlying business partially offset by a net favorable foreign currency impact of $64.8 million. Our gross margin percentage decreased from 35.9% in fiscal year 2024 to 35.0% in fiscal year 2025 due to the changes to revenue and gross profit previously described.

Selling, General and Administrative Expenses

	Fiscal Years Ended November 30,		Percent Change
	2025	**2024**	**2025 to 2024**
	($ in thousands)		
Selling, general and administrative expenses	$ 2,825,468	$ 2,852,500	(0.9)%
Percentage of revenue	28.8 %	29.7 %	

Our selling, general and administrative expenses consist primarily of support personnel costs such as salaries, commissions, bonuses, employee benefits, and share-based compensation costs. Selling, general and administrative expenses also include the cost of our global delivery facilities, utility expenses, hardware and software costs related to our technology infrastructure, legal and professional fees, depreciation on our technology and facility equipment, amortization of intangible assets resulting from acquisitions, marketing expenses, and acquisition-related and integration expenses.

Our selling, general and administrative expenses decreased by 0.9% in fiscal year 2025, compared to fiscal year 2024. Contributing to the decrease was a reduction in acquisition-related, integration and restructuring expenses of approximately $67.2 million, partially offset by underlying expenses associated with increased business. Changes in foreign currency exchange rates had a de minimis impact on the year over year change. As a percentage of revenue, selling, general and administrative expenses decreased from 29.7% for fiscal year 2024 to 28.8% for fiscal year 2025 due to the net effect of the changes previously described.

Impairment Charges

	Fiscal Years Ended November 30,		Percent Change
	2025	2024	2025 to 2024
	($ in thousands)		
Impairment charges	$ 1,527,726	$ —	NM
Percentage of revenue	15.5 %	0.0 %	

NM: Not Meaningful - Change greater than 100%

Impairment charges primarily consist of goodwill impairment charges. During fiscal year 2025, we recorded a non-cash goodwill impairment charge of $1,523.3 million. No such charges were recorded in fiscal year 2024. See Note 5—Goodwill and Intangible Assets to the consolidated financial statements for more information.

Operating Income (Loss)

	Fiscal Years Ended November 30,		Percent Change
	2025	2024	2025 to 2024
	($ in thousands)		
Operating income (loss)	$ (918,183)	$ 596,387	NM
Operating margin	(9.3)%	6.2 %	

NM: Not Meaningful - Change greater than 100%

Our operating income (loss) changed during fiscal year 2025, compared to fiscal year 2024, primarily due to the impairment charges and a decrease in gross profit, partially offset by a decrease in selling, general and administrative expenses.

Our operating margin decreased during fiscal year 2025, compared to fiscal year 2024, primarily due to the impairment charges as a percentage of revenue and a decrease in gross margin, partially offset by a decrease in selling, general and administrative expenses as a percentage of revenue.

Interest Expense and Finance Charges, Net

	Fiscal Years Ended November 30,		Percent Change
	2025	**2024**	**2025 to 2024**
	($ in thousands)		
Interest expense and finance charges, net	$ 290,349	$ 321,828	(9.8)%
Percentage of revenue	3.0 %	3.3 %	

Amounts recorded in interest expense and finance charges, net consist primarily of interest expense on our senior notes issued in August 2023, interest expense on our senior credit facility, which includes our revolver and term loans, including our three-year and five-year delayed draw term loans drawn on in September 2025, interest expense on borrowings under our accounts receivable securitization facility (the "Securitization Facility"), and interest expense on the promissory note issued by us to certain Sellers in connection with the Webhelp Combination (the "Sellers' Note").

The decrease in interest expense and finance charges, net during fiscal year 2025 compared to fiscal year 2024, was primarily due to a decrease in interest expense on our senior credit facility of $28.7 million. This decrease was a result of the decrease in outstanding borrowings and a decrease in the effective interest rate on the borrowings during fiscal year 2025, prior to drawing on the three-year and five-year delayed draw term loans in September 2025. Also contributing to the decrease in interest expense and finance charges, net was a decrease in interest expense on the Sellers' Note of $4.8 million in fiscal year 2025 due to the maturity date of September 2025, while fiscal year 2024 had a full year of expense. These decreases were partially offset by an increase in interest expense on our Securitization Facility of $5.6 million primarily due to an increase in outstanding borrowings in comparison to fiscal year 2024.

Other Income, Net

	Fiscal Years Ended November 30,		Percent Change
	2025	**2024**	**2025 to 2024**
	($ in thousands)		
Other income, net	$ (26,310)	$ (24,715)	6.5 %
Percentage of revenue	(0.3)%	(0.3)%	

Amounts recorded as other income, net primarily include foreign currency transaction gains and losses other than cash flow hedges, investment gains and losses, the non-service component of pension costs, other non-operating gains and losses, and changes in acquisition contingent consideration related to the Webhelp Combination.

Other income, net in fiscal year 2025 was $26.3 million compared to $24.7 million in fiscal year 2024. The change in other income, net over fiscal year 2024 was primarily due a year over year net benefit of $27.1 million related to net changes in foreign currency transaction gains (losses) and a $1.8 million decrease in other non-operating expenses, offset by a year over year net decrease of $27.3 million related to the change in acquisition contingent consideration associated with the Webhelp Combination.

Provision for Income Taxes

	Fiscal Years Ended November 30,		Percent Change
	2025	**2024**	**2025 to 2024**
	($ in thousands)		
Provision for income taxes	$ 96,702	$ 48,057	101.2 %
Percentage of income before income taxes	(8.2)%	16.1 %	

Our provision for income taxes consists of our current and deferred tax expense resulting from our income earned in domestic and international jurisdictions.

Our provision for income taxes increased for fiscal year 2025, compared to fiscal year 2024, primarily due to the geographical mix of income, capital loss generated in fiscal year 2024, and the effect of foreign tax rate changes on deferred tax liabilities.

Our effective tax rate decreased in comparison to the prior year primarily due to the loss from the non-cash goodwill impairment charge included in pre-tax loss.

See Note 12—Income Taxes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

Certain Non-GAAP Financial Information

In addition to disclosing financial results that are determined in accordance with GAAP, we also disclose certain non-GAAP financial information, including:

- Non-GAAP operating income, which is operating income (loss), adjusted to exclude impairment charges, acquisition-related, integration and restructuring expenses, step-up depreciation, amortization of intangible assets, and share-based compensation.

- Non-GAAP operating margin, which is non-GAAP operating income, as defined above, divided by revenue.

- Adjusted earnings before interest, taxes, depreciation, and amortization, or adjusted EBITDA, which is non-GAAP operating income, as defined above, plus depreciation (exclusive of step-up depreciation).

- Adjusted EBITDA margin, which is adjusted EBITDA, as defined above, divided by revenue.

- Non-GAAP net income, which is net income (loss) excluding the tax-effected impact of impairment charges, acquisition-related, integration and restructuring expenses, step-up depreciation, amortization of intangible assets, share-based compensation, certain debt costs, imputed interest related to the Sellers' Note, certain legal settlement costs, change in acquisition contingent consideration and foreign currency losses (gains), net. Non-GAAP net income also excludes the income tax effect of certain tax law changes and certain legal entity restructuring activities.

- Free cash flow, which is cash flows from operating activities less capital expenditures, and adjusted free cash flow, which is free cash flow excluding the effect of changes in the outstanding factoring balance. We believe that free cash flow is a meaningful measure of cash flows since capital expenditures are a necessary component of ongoing operations. We believe that adjusted free cash flow is a meaningful measure of cash flows because it removes the effect of factoring which changes the timing of the receipt of cash for certain receivables. However, free cash flow and adjusted cash flow have limitations because they do not represent the residual cash flow available for discretionary expenditures. For example, free cash flow and adjusted free cash flow do not incorporate payments for business acquisitions.

- Non-GAAP diluted earnings per common share ("EPS"), which is diluted EPS excluding the per share, tax-effected impact of impairment charges, acquisition-related and integration expenses, including related restructuring costs, step-up depreciation, amortization of intangible assets, share-based compensation, certain debt costs, imputed interest related to the Sellers' Note, certain legal settlement costs, change in acquisition contingent consideration and foreign currency losses (gains), net. Non-GAAP EPS also excludes the per share income tax effect of certain tax law changes and certain legal entity restructuring activities. Non-GAAP EPS also reflects a per share adjustment to exclude non-GAAP net income attributable to participating securities.

We believe that providing this additional information is useful to the reader to better assess and understand our base operating performance, especially when comparing results with previous periods and for planning and forecasting in future periods, primarily because management typically monitors the business adjusted for these items in addition to GAAP results. Management also uses these non-GAAP measures to establish operational goals and, in some cases, for measuring performance for compensation purposes. These non-GAAP financial measures exclude amortization of intangible assets. Our acquisition activities have resulted in the recognition of intangible assets, which consist primarily of customer relationships, technology, and trade names. Finite-lived intangible assets are amortized over their estimated useful lives and are tested for impairment when events indicate that the carrying value may not be recoverable. The amortization of intangible assets is reflected in our statements of operations. Although intangible assets contribute to our revenue generation, the amortization of intangible assets does not directly relate to the services performed for our clients. Additionally, intangible asset amortization expense typically fluctuates based on the size and timing of our acquisition activity. Accordingly, we believe excluding the amortization of intangible assets, along with the other non-GAAP adjustments, which neither relate to the ordinary course of our business nor reflect our underlying business performance, enhances our and our investors' ability to compare our past financial performance with its current performance and to analyze underlying business performance and trends. Intangible asset amortization excluded from the related non-GAAP financial measure represents the entire amount recorded within our GAAP financial statements, and the revenue generated by the associated intangible assets has not been excluded from the related non-GAAP financial measure. Intangible asset amortization is excluded from the related non-GAAP financial measure because the amortization, unlike the related revenue, is not affected by operations of any particular period unless an intangible asset becomes impaired, or the estimated useful life of an intangible asset is revised. These non-GAAP financial measures also exclude share-based compensation expense. Given the subjective assumptions and the variety of award types that companies can use when calculating share-based compensation expense, management believes this additional information allows investors to make additional comparisons between our operating results and those of our peers. As these non-GAAP financial measures are not calculated in accordance with GAAP, they may not necessarily be comparable to similarly titled measures employed by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for the comparable GAAP measures and should be used as a complement to, and in conjunction with, data presented in accordance with GAAP.

	Fiscal Years Ended November 30,	
	2025	**2024**
	($ in thousands except per share amounts)	
Operating income (loss)	$ (918,183)	$ 596,387
Impairment charges	1,527,726	—
Acquisition-related, integration and restructuring expenses[1]	101,468	156,771
Step-up depreciation	10,326	9,907
Amortization of intangibles	434,332	458,925
Share-based compensation	97,875	95,922
Non-GAAP operating income	$ 1,253,544	$ 1,317,912
Net income (loss)	$ (1,278,924)	$ 251,217
Interest expense and finance charges, net	290,349	321,828
Provision for income taxes	96,702	48,057
Other income, net	(26,310)	(24,715)
Impairment charges	1,527,726	—
Acquisition-related, integration and restructuring expenses[1]	101,468	156,771
Step-up depreciation	10,326	9,907
Amortization of intangibles	434,332	458,925
Share-based compensation	97,875	95,922
Depreciation (exclusive of step-up depreciation)	215,775	237,013
Adjusted EBITDA	$ 1,469,319	$ 1,554,925
Operating margin	(9.3)%	6.2 %
Non-GAAP operating margin	12.8 %	13.7 %
Adjusted EBITDA margin	15.0 %	16.2 %
Net income (loss)	$ (1,278,924)	$ 251,217
Impairment charges	1,527,726	—
Acquisition-related and integration expenses [1]	101,468	156,771
Step-up depreciation	10,326	9,907
Debt costs [2]	1,323	—
Imputed interest related to Sellers' Note included in interest expense and finance charges, net	14,577	16,895
Legal settlement costs [3]	2,000	—
Change in acquisition contingent consideration included in other income, net	(1,958)	(29,268)
Foreign currency gains, net [4]	(28,959)	(1,850)
Amortization of intangibles	434,332	458,925
Share-based compensation	97,875	95,922
Income taxes related to the above [5]	(155,034)	(173,963)
Income tax effect of change in tax law	5,699	—
Income tax effect of legal entity restructuring	12,960	(12,254)
Non-GAAP net income	$ 743,411	$ 772,302

	Fiscal Year Ended	
	November 30, 2025	November 30, 2024
Diluted earnings (loss) per common share ("EPS")	$ (20.36)	$ 3.71
Impairment charges	24.22	—
Acquisition-related, integration and restructuring expenses [1]	1.61	2.41
Step-up depreciation	0.16	0.15
Debt costs [2]	0.02	—
Imputed interest related to Sellers' Note included in interest expense and finance charges, net	0.23	0.26
Legal settlement costs [3]	0.03	—
Change in acquisition contingent consideration included in other income, net	(0.03)	(0.45)
Foreign currency gains, net [4]	(0.46)	(0.03)
Amortization of intangibles	6.89	7.05
Share-based compensation	1.55	1.47
Income taxes related to the above [5]	(2.46)	(2.67)
Income tax effect of change in tax law	0.09	—
Income tax effect of legal entity restructuring	0.21	(0.19)
Adjustment for participating securities	(0.48)	(0.29)
Non-GAAP Diluted EPS	$ 11.22	$ 11.42

[1] For fiscal years 2025 and 2024, acquisition-related, integration and restructuring expenses, primarily included integration costs associated with our combination with Webhelp and restructuring costs. These costs primarily include severance and employee-related costs, costs associated with facilities consolidation, including lease terminations to integrate the businesses, and information technology system consolidation costs.

[2] For the fiscal year 2025, debt costs included debt extinguishment costs associated with the amendment and restatement of our senior credit facility and our voluntary prepayment of a portion of our outstanding term loans.

[3] For the fiscal year 2025, legal settlement costs consist of amounts incurred to settle certain litigation arising outside of the ordinary course of business.

[4] Foreign currency gains, net are included in other income, net and primarily consist of gains and losses recognized on the revaluation and settlement of foreign currency transactions and realized and unrealized gains and losses on derivative contracts that do not qualify for hedge accounting.

[5] The tax effect of taxable and deductible non-GAAP adjustments was calculated using the tax-deductible portion of the expenses and applying the entity specific, statutory tax rates applicable to each item during the respective periods.

Client Concentration

In fiscal years 2025 and 2024, no client accounted for more than 10% of our consolidated revenue.

Liquidity and Capital Resources

Our primary uses of cash are working capital, capital expenditures to expand our delivery footprint and enhance our technology solutions, debt repayments, acquisitions, and acquisition-related and integration expenses. Our financing needs for these uses of cash have been a combination of operating cash flows and third-party debt arrangements. Our working capital needs are primarily to finance accounts receivable. When our revenue is increasing, our net investment in working capital typically increases. Conversely, when revenue is decreasing, our net investment in working capital typically decreases. To increase our market share and better serve our clients, we may further expand our operations through investments or acquisitions. We expect that such expansion would require an initial investment in working capital, personnel, facilities, and operations. These investments or acquisitions would likely be funded primarily by our existing cash and cash equivalents, available liquidity, including capacity on our debt arrangements, or the issuance of securities.

In September 2021, considering our strong free cash flow, low leverage, and adequate liquidity to support capital return to stockholders while maintaining flexibility to pursue acquisitions, our board of directors authorized a share repurchase program. Under the share repurchase program, the board of directors authorized the repurchase of up to $500 million of our common stock from time to time as market and business conditions warrant, including through open market purchases or Rule 10b5-1 trading plans. In January 2025, our board of directors extended our share repurchase program by authorizing an increase of the amount remaining for share repurchases under the existing share repurchase authorization to $600 million. The share repurchase program has no termination date and may be suspended or discontinued at any time. During the fiscal years ended November 30, 2025 and 2024, we repurchased 3,556,736 and 2,200,819 shares, respectively, of our common stock under the share repurchase program for approximately $168.7 million and $136.1 million, respectively, in the aggregate. At November 30, 2025, approximately $439.5 million remained available for share repurchases under the existing authorization from our board of directors.

During December 2025, we repurchased 256,511 shares of our common stock under the share repurchase program for an aggregate purchase price of $9.9 million.

During fiscal years 2025 and 2024, we paid the following dividends per share approved by our board of directors:

Announcement Date	Record Date	Per Share Dividend Amount	Payment Date
January 24, 2024	February 5, 2024	$0.3025	February 15, 2024
March 26, 2024	April 26, 2024	$0.3025	May 7, 2024
June 26, 2024	July 26, 2024	$0.3025	August 6, 2024
September 25, 2024	October 25, 2024	$0.33275	November 5, 2024
January 15, 2025	January 31, 2025	$0.33275	February 11, 2025
March 26, 2025	April 25, 2025	$0.33275	May 6, 2025
June 26, 2025	July 25, 2025	$0.33275	August 5, 2025
September 25, 2025	October 24, 2025	$0.36	November 4, 2025

On January 13, 2026, we announced a cash dividend of $0.36 per share to stockholders of record as of the close of business on January 30, 2026, payable on February 10, 2026.

We expect that future cash dividends will be paid on a quarterly basis. However, any decision to pay future cash dividends will be subject to our board of directors' approval, and will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt agreements, industry practice, legal requirements, regulatory constraints, and other factors that our board of directors deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will continue to pay a dividend in the future.

Debt Arrangements

Senior Notes

On August 2, 2023, we issued and sold (i) $800 million aggregate principal amount of 6.650% Senior Notes due 2026 (the "2026 Notes"), (ii) $800 million aggregate principal amount of 6.600% Senior Notes due 2028 (the "2028 Notes") and (iii) $550 million aggregate principal amount of 6.850% Senior Notes due 2033 (the "2033 Notes" and, together with the 2026 Notes and 2028 Notes, the "Senior Notes"). The Senior Notes were sold in a registered public offering pursuant to our Registration Statement on Form S-3, which became effective upon filing, and a Prospectus Supplement dated July 19, 2023, to a Prospectus dated July 17, 2023.

The Senior Notes were issued pursuant to, and are governed by, an indenture, dated as of August 2, 2023 (the "Base Indenture"), between Concentrix and U.S. Bank Trust Company, National Association, as trustee (the "Trustee"), as supplemented by a first supplemental indenture dated as of August 2, 2023 between Concentrix and the Trustee relating to the 2026 Notes, a second supplemental indenture dated as of August 2, 2023 between Concentrix and the Trustee relating to the 2028 Notes, and a third supplemental indenture dated as of August 2, 2023 between Concentrix and the Trustee relating to the 2033 Notes (such supplemental indentures, together with the Base Indenture, the "Indenture"). The Indenture contains customary covenants and restrictions, including covenants that limit Concentrix Corporation's and certain of its subsidiaries' ability to create or incur liens on shares of stock of certain subsidiaries or on principal properties, engage in sale/leaseback transactions or, with respect to Concentrix Corporation, consolidate or merge with, or sell or lease substantially all its assets to, another person. The Indenture also provides for customary events of default.

The principal amount outstanding on the 2026 Notes as of November 30, 2025 was classified as long-term debt within the consolidated balance sheet based on the Company's ability and intent to refinance on a long-term basis.

In connection with the closing of the Webhelp Combination, we entered into cross-currency swap arrangements with certain financial institutions for a total notional amount of $500 million of the Senior Notes. In addition to aligning the currency of a portion of our interest payments to our euro-denominated cash flows, the arrangements effectively converted $250 million aggregate principal amount of the 2026 Notes and $250 million aggregate principal amount of the 2028 Notes into synthetic fixed euro-based debt at weighted average interest rates of 5.12% and 5.18%, respectively.

Concurrent with entering into the cross-currency interest rate swaps with certain financial institutions, Marnix SAS, an indirect wholly owned subsidiary of Concentrix Corporation, entered into corresponding U.S. dollar denominated intercompany loan agreements with certain other subsidiaries of Concentrix with identical terms and notional amounts as the underlying $500 million U.S. dollar denominated senior notes, with reciprocal cross-currency interest rate swaps.

Restated Credit Agreement

On April 11, 2025, we entered into an Amendment and Restatement Agreement (the "Amendment Agreement") with the lenders party thereto, Bank of America, N.A., as the administrative agent, the L/C issuer and the swing line lender, and JPMorgan Chase Bank, N.A., as the existing administrative agent, the existing L/C issuer and the existing swing line lender, to amend and restate the Company's Amended and Restated Credit Agreement dated as of April 21, 2023 (the "Existing Credit Agreement" and, as so amended and restated by the Amendment Agreement, the "Restated Credit Agreement"). The Amendment Agreement appoints Bank of America, N.A. as the Administrative Agent under the Restated Credit Agreement, as successor to JPMorgan Chase Bank, N.A.

The Restated Credit Agreement provides for (i) an unsecured three-year term loan facility in an aggregate principal amount not to exceed $750 million (the "New Term Loan Facility"), (ii) an unsecured three-year delayed draw term loan facility in an aggregate principal amount not to exceed $250 million (the "3-Year DD Term Loan Facility"), which was drawn in full in September 2025, (iii) an unsecured five-year delayed draw term loan facility in an aggregate principal amount not to exceed $500 million (the "5-Year DD Term Loan Facility", and together with the 3-Year DD Term Loan Facility, the "Delayed Draw Term Loans"), which was drawn in full in September 2025, and (iv) a senior unsecured revolving credit facility not to exceed an aggregate principal amount of $1.1 billion (the "Revolving Credit Facility"). The Restated Credit Agreement also provided for the conversion and continuation of loans in an aggregate principal amount of $750 million under our prior unsecured term loan facility into loans under an unsecured term loan facility with the same maturity as such converted and continued loans (the "Continued Term Loan Facility"). Aggregate borrowing capacity under the Restated Credit Agreement may be increased by up to an additional $500 million by increasing the amount of the revolving credit facility commitments or by incurring additional term loans, in each case subject to the satisfaction of certain conditions set forth in the Restated Credit Agreement, including the receipt of additional commitments for such increase(s).

The maturity date of the New Term Loan Facility and the 3-Year DD Term Loan Facility is September 30, 2028. The maturity date of the 5-Year DD Term Loan Facility and the Revolving Credit Facility is April 11, 2030, subject, in the case of the Revolving Credit Facility, to two one-year extensions upon our prior notice to the lenders and the agreement of the lenders to extend such maturity date. The maturity date of the Continued Term Loan Facility remains December 27, 2026.

The outstanding principal amount of each of the New Term Loan Facility and the Delayed Draw Term Loans is payable in quarterly installments in an amount equal to 1.25% of the existing principal balance of the applicable term loan, commencing on September 30, 2025, in the case of the New Term Loan Facility, and on March 31, 2026, in the case of the Delayed Draw Term Loans, with the outstanding principal amount of the New Term Loan Facility, the Delayed Draw Term Loans, and the Continued Term Loan Facility due in full on the applicable maturity date.

In September 2025, in connection with the issuance of the Delayed Draw Term Loans of $750 million, we entered into an interest rate swap to fix the interest component associated with the debt, creating synthetic fixed-rate debt. Concurrent with entering the interest rate swaps, we entered into cross-currency swap arrangements with certain financial institutions for a total notional amount equivalent to $750 million. In addition to aligning the currency of our interest payments to the Company's euro-denominated cash flows, the arrangements, together with intercompany loans and additional intercompany cross-currency interest rate swap arrangements, effectively converted the Delayed Draw Term Loans into synthetic fixed euro-based debt at weighted average interest rates of 3.43% for the three-year term and 3.69% for the five-year term.

Borrowings under the Restated Credit Agreement bear interest, in the case of SOFR rate loans, at a per annum rate equal to the applicable SOFR rate (but not less than 0.0%), plus an applicable margin, based on the credit ratings of Concentrix' senior unsecured non-credit enhanced long-term indebtedness for borrowed money plus a credit spread adjustment to the SOFR rate of 0.10%. The applicable margin ranges from 1.000% to 1.500% for the New Term Loan Facility and the 3-Year DD Term Loan Facility, 1.100% to 1.600% for the 5-Year DD Term Loan Facility, 1.125% to 2.000% for the Continued Term Loan Facility, and 0.875% to 1.500% for the Revolving Credit Facility. Borrowings under the Restated Credit Agreement that are base rate loans bear interest at a per annum rate (but not less than 1.0%) equal to (i) the greatest of (A) the "prime rate" (as defined in the Restated Credit Agreement) in effect on such day, (B) the Federal Funds Rate (as defined in the Restated Credit Agreement) in effect on such day plus 0.500%, and (C) the adjusted one-month term SOFR rate plus 1.0% per annum, plus (ii) an applicable margin, based on the credit ratings of Concentrix' senior unsecured non-credit enhanced long-term indebtedness for borrowed money. The applicable margin ranges from 0.000% to 0.500% for the New Term Loan Facility, the 3-Year DD Term Loan Facility, and the Revolving Credit Facility, 0.100% to 0.600% for the 5-Year DD Term Loan Facility, and 0.125% to 1.000% for the Continued Term Loan Facility.

The Restated Credit Agreement contains certain loan covenants that are customary for credit facilities of this type and that restrict the ability of Concentrix and its subsidiaries to take certain actions, including the creation of liens, mergers, consolidations, or other fundamental changes to the nature of their business, and, solely with respect to subsidiaries of Concentrix, incurrence of indebtedness. In addition, the Restated Credit Agreement contains financial covenants that require Concentrix to maintain at the end of each fiscal quarter, (i) a consolidated leverage ratio (as defined in the Restated Credit Agreement) not to exceed 3.75 to 1.00 (or for certain periods following certain qualified acquisitions, 4.25 to 1.00) and (ii) a consolidated interest coverage ratio (as defined in the Restated Credit Agreement) no less than 3.00 to 1.00. The Restated Credit Agreement also contains various customary events of default, including payment defaults, defaults under certain other indebtedness, and a change of control of Concentrix.

As of November 30, 2025 and 2024, the outstanding principal balance on our term loans was $1,966 million and $1,500 million, respectively. During the fiscal year November 30, 2025, we voluntarily prepaid $275 million of the principal balance on our term loans, without penalty. We also made a required quarterly payment of $9.4 million during the fiscal year ended November 30, 2025.

None of our subsidiaries guarantee the obligations under the Restated Credit Agreement.

At November 30, 2025 and 2024, no amounts were outstanding under our revolving credit facility.

Securitization Facility

Under our Securitization Facility, Concentrix Corporation and certain of its U.S. based subsidiaries sell or otherwise transfer all of their accounts receivable to a special purpose bankruptcy-remote subsidiary of Concentrix Corporation that grants a security interest in the receivables to the lenders in exchange for available borrowings. On January 14, 2025, we entered into an amendment to the Securitization Facility to (i) increase the commitment of the lenders to provide available borrowings from up to $600 million to up to $700 million and (ii) extend the termination date of the Securitization Facility from April 24, 2026 to January 14, 2027. For borrowings that are funded by certain lenders through the issuance of commercial paper, the amendment also reduced the spread to the applicable commercial paper rate from 0.80% to 0.75%. Other borrowings bear interest at a per annum rate equal to the applicable SOFR rate (subject to a SOFR related adjustment of 0.10%), plus a spread of 0.90%. Borrowing availability under the Securitization Facility may be limited by our accounts receivable balances, changes in the credit ratings of our clients comprising the receivables, client concentration levels in the receivables, and certain characteristics of the accounts receivable being transferred (including factors tracking performance of the accounts receivable over time).

The Securitization Facility contains various affirmative and negative covenants, including a consolidated leverage ratio covenant that is consistent with the Restated Credit Agreement and customary events of default, including payment defaults, defaults under certain other indebtedness, a change in control of Concentrix Corporation, and certain events negatively affecting the overall credit quality of the transferred accounts receivable.

Sellers' Note

On September 25, 2023, as part of the consideration for the Webhelp Combination, we issued the Sellers' Note in the aggregate principal amount of €700 million to certain Sellers. Pursuant to the Sellers' Note, the unpaid principal amount outstanding accrued interest at a rate of two percent (2%) per annum, and all principal and accrued interest was due and payable on September 25, 2025. The stated rate of interest was below our expected borrowing rate. As a result, we discounted the Sellers' Note by €31,500. The discounted value was amortized into interest expense over the two-year term.

On September 25, 2025, we used the proceeds of the Delayed Draw Term Loans and cash on hand to repay the principal balance and accrued interest on the Sellers' Note. The principal amount outstanding on the Sellers' Note as of November 30, 2024 was classified as long-term debt within the consolidated balance sheet based on our ability and intent to refinance on a long-term basis.

As of November 30, 2025 and 2024, we were in compliance with the debt covenants related to our debt arrangements.

Cash Flows – Fiscal Years Ended November 30, 2025 and 2024

The following summarizes our cash flows for the fiscal years ended November 30, 2025 and 2024, as reported in our consolidated statement of cash flows in the accompanying consolidated financial statements.

	Fiscal Years Ended November 30,	
	2025	2024
	($ in thousands)	
Net cash provided by operating activities	$ 806,967	$ 667,492
Net cash used in investing activities	(250,383)	(244,266)
Net cash used in financing activities	(491,443)	(492,532)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	26,382	(17,577)
Net increase (decrease) in cash, cash equivalents and restricted cash	$ 91,523	$ (86,883)
Cash, cash equivalents and restricted cash at beginning of year	429,604	516,487
Cash, cash equivalents and restricted cash at end of year	$ 521,127	$ 429,604

Operating Activities

Net cash provided by operating activities was $807.0 million for fiscal year 2025, compared to $667.5 million for fiscal year 2024. The increase in net cash provided by operating activities over the prior year was primarily related to an increase in net income prior to non-cash goodwill impairment charges and a decrease in acquisition-related and integration costs.

Investing Activities

Net cash used in investing activities for fiscal year 2025 was $250.4 million. The net cash used in investing activities consisted primarily of purchases of property and equipment of $234.5 million and acquisitions, net of cash acquired of $15.9 million.

Net cash used in investing activities in fiscal year 2024 was $244.3 million. The net cash used in investing activities consisted primarily of purchases of property and equipment of $238.8 million and payment of deferred cash consideration of $4.5 million related to the Webhelp Combination.

Financing Activities

Net cash used in financing activities in fiscal year 2025 was $491.4 million, consisting primarily of $828.3 million for payments on other debt, primarily related to the repayment of the Sellers' Note, $168.7 million for share repurchases under our share repurchase program, $20.0 million for shares withheld upon vesting of share-based awards to satisfy tax withholding obligations, $89.6 million for dividends paid, and $9.2 million related to a change in funds held for clients. These payments were partially offset by net borrowings of $465.6 million made on term loan borrowings under our senior credit facility and net borrowings of $166.0 million under our Securitization Facility.

Net cash used in financing activities in fiscal year 2024 was $492.5 million, consisting primarily of principal payments of $450.0 million made on term loan borrowings under our senior credit facility, share repurchases of $149.5 million, including repurchases under our share repurchase program and shares withheld upon vesting of share-based awards to satisfy tax withholding obligations, dividends paid of $83.8 million, a change in funds held for clients of $32.2 million, and cash paid related to acquired earnout liabilities of $22.7 million. These payments were partially offset by net borrowings of $242.5 million under our Securitization Facility.

Free Cash Flow and Adjusted Free Cash Flow (non-GAAP measures)

	Fiscal Years Ended November 30,	
	2025	2024
	($ in thousands)	
Net cash provided by operating activities	$ 806,967	$ 667,492
Purchases of property and equipment	(234,496)	(238,762)
Free cash flow (a non-GAAP measure)	$ 572,471	$ 428,730
Change in outstanding factoring balances	53,933	45,788
Adjusted free cash flow (a non-GAAP measure)	$ 626,404	$ 474,518

Our free cash flow was $572.5 million in fiscal year 2025, compared to $428.7 million in fiscal year 2024. The increase in free cash flow in fiscal year 2025 over the prior year primarily reflects an increase in net cash provided by operating activities and a decrease in capital expenditures.

Our adjusted free cash flow was $626.4 million in fiscal year 2025, compared to $474.5 million in fiscal year 2024. The increase in adjusted free cash flow in fiscal year 2025 over the prior year primarily reflects an increase in free cash flow combined with an increase in the change in outstanding factoring balances.

Capital Resources

As of November 30, 2025, we had total liquidity of $1,592.4 million, which includes undrawn capacity on our revolving credit facility of $1,100.0 million, undrawn capacity of $163.0 million under our Securitization Facility, and cash and cash equivalents.

Our cash and cash equivalents, including cash held for sale, totaled $329.4 million and $240.6 million as of November 30, 2025 and 2024, respectively. Of our total cash and cash equivalents, 98% were held by our non-U.S. legal entities as of each of November 30, 2025 and 2024. The cash and cash equivalents held by our non-U.S. legal entities are no longer subject to U.S. federal tax on repatriation into the United States; repatriation of some non-U.S. balances is restricted by local laws. Historically, we have fully utilized and reinvested all non-U.S. cash to fund our international operations and expansions; however, we have recorded deferred tax liabilities related to non-U.S. withholding taxes on the earnings of certain previously acquired non-U.S. entities that are likely to be repatriated in the future. If in the future our intentions change, and we repatriate the cash back to the United States, we will report in our consolidated financial statements the impact of the state and withholding taxes depending upon the planned timing and manner of such repatriation.

We believe that our available cash and cash equivalents balances, the cash flows expected to be generated from operations, and our sources of liquidity will be sufficient to satisfy our current and planned working capital and investment needs for the next twelve months. We also believe that our longer-term working capital, planned capital expenditures, and other general corporate funding requirements will be satisfied through cash flows from operations and, to the extent necessary, from our borrowing facilities and future financing activities.

Material Cash Requirements, including Contractual Obligations to Third Parties

The following table summarizes our material cash requirements from known contractual or other obligations as of November 30, 2025 that are not disclosed elsewhere in this Annual Report on Form 10-K:

	Payments Due by Period				
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	>5 Years
			(in thousands)		
Certain Contractual Obligations:					
Interest on financing agreements [a]	$ 777,061	$ 259,531	$ 308,948	$ 108,115	$ 100,467
Defined benefit plan funding [b]	68,832	—	3,769	5,972	59,091

(a) Cash obligations for required interest payments on our variable-rate debt obligations are based on the interest rates as of November 30, 2025.

(b) Includes projected contributions to achieve minimum funding objectives for our cash balance pension plan.

As of November 30, 2025, we have established a reserve of $95.0 million for unrecognized tax benefits. As we are unable to reasonably predict the timing of settlement related to these unrecognized tax benefits, the table above excludes such liabilities.

We currently expect our fiscal year 2026 capital expenditures to be approximately $240 million to $250 million, which includes investments to support our growth and maintenance capital expenditures.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are and will be exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from changes in market rates and prices. Our risk management strategy includes managing these risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We utilize derivative financial instruments to hedge economic exposures, as well as reduce earnings and cash flow volatility resulting from shifts in market rates. In using derivative financial instruments to hedge our exposures to changes in exchange rates, we expose ourselves to counterparty credit risk. We manage our exposure to counterparty credit risk by entering into derivative financial instruments with investment grade-rated institutions that can be expected to perform fully under the terms of the agreements and by diversifying the financial institutions with which we enter into such agreements. There can be no guarantee that the risk management activities that we have entered into will be sufficient to fully offset market risk or reduce earnings and cash flow volatility resulting from shifts in market rates. See Note 6 of the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional discussion of our financial risk management.

Foreign Currency Risk

While approximately 54% of our revenue is priced in U.S. dollars, we recognize a substantial amount of revenue under contracts that are denominated in euros, British pounds, Japanese yen, and Brazilian real, among other currencies. A significant increase in the value of the U.S. dollar relative to these currencies may have a material adverse effect on the value of those services when translated into U.S. dollars.

We serve many of our U.S.-based, European and British clients from our delivery centers located around the world. As a result, a substantial portion of the costs to deliver these services are denominated in the local currency of the country where the services are performed. This creates foreign exchange exposure for us. As of November 30, 2025, we have hedged a portion of our exposure related to the anticipated cash flow requirements denominated in certain foreign currencies by entering into hedging contracts with institutions to acquire a total of PHP 43,480.0 million at a fixed price of $750.4 million at various dates through November 2027; and INR 28,430.0 million at a fixed price of $320.1 million at various dates through November 2027. The fair value of these derivative instruments as of November 30, 2025 is presented in Note 7 of the consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The potential loss in fair value at November 30, 2025 for such contracts resulting from a hypothetical 10% adverse change in the underlying foreign currency exchange rates is approximately $105.0 million. This loss would be substantially mitigated by corresponding gains on the underlying foreign currency exposures.

Other foreign currency exposures arise from transactions denominated in a currency other than the functional currency. We periodically enter into hedging contracts that are not denominated as hedges. The purpose of these derivative instruments is to mitigate the risk of foreign currency exposure related to receivables, payables, and intercompany transactions that are denominated in currencies that are different from the functional currencies of our respective legal entities that are party to the transactions.

Interest Rate Risk

At November 30, 2025, our outstanding debt under our Restated Credit Agreement and our Securitization Facility is variable rate debt, which exposes the Company to changes in interest rates. Holding other variables constant, including the total amount of outstanding indebtedness, a one hundred basis point increase in interest rates on our variable-rate debt would cause an estimated increase in interest expense of approximately $24.4 million per year.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of ours are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that, as of November 30, 2025, our internal control over financial reporting was effective at the reasonable assurance level based on those criteria.

The effectiveness of our internal control over financial reporting as of November 30, 2025 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears beginning on the following page of this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Concentrix Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Concentrix Corporation's internal control over financial reporting as of November 30, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Concentrix Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of November 30, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of November 30, 2025, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for the year ended November 30, 2025, and the related notes and our report dated January 28, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Cincinnati, Ohio

January 28, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Concentrix Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Concentrix Corporation (the Company) as of November 30, 2025, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for the year ended November 30, 2025, and the related notes and financial statement Schedule II - Valuation and Qualifying Accounts (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at November 30, 2025, and the results of its operations and its cash flows for the year ended November 30, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of November 30, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated January 28, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Evaluation of goodwill for impairment

Description of the Matter

At November 30, 2025, the Company's goodwill was $3.7 billion for its single reporting unit. As discussed in Note 2 to the consolidated financial statements, goodwill is tested annually for impairment at the reporting unit level on the first day of the fiscal fourth quarter or more frequently if events or changes in circumstances indicate that it may be impaired. The goodwill impairment test involves estimating the fair value of the reporting unit using a discounted cash flow model and the guideline public company approach. As discussed in Note 5 to the consolidated financial statements, subsequent to the annual goodwill impairment assessment, the Company experienced a sustained decrease in the market price of its common stock which necessitated an interim goodwill impairment test as of November 1, 2025. As a result of the interim quantitative goodwill impairment assessment, the fair value of the Company's reporting unit was less than its carrying value and the Company recorded a goodwill impairment charge of $1.5 billion.

Auditing the Company's interim goodwill impairment charge was complex and required significant auditor judgment due to the high degree of estimation uncertainty involved in forecasting future revenue growth rates, adjusted earnings before income taxes, depreciation and amortization (EBITDA) margin projections, and calculating the weighted average cost of capital. These significant assumptions are forward looking and could be affected by future economic and market conditions and the performance of the Company's reporting unit.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's interim goodwill impairment charge. Our procedures included, among others, testing controls over management's review of the valuation models and significant assumptions described above.

To test the estimated fair value of the Company's reporting unit used in the interim goodwill impairment charge, we performed audit procedures that included, among others, assessing the methodologies used to determine the fair value of the Company's reporting unit, testing the significant assumptions discussed above and testing the underlying data used by the Company in its analysis. We evaluated the Company's assumptions around future revenue growth rates and adjusted EBITDA margin projections by comparing those assumptions to recent historical performance, financial forecasts, and current and forecasted economic and industry trends. We evaluated management's historical accuracy of forecasting revenue and adjusted EBITDA margins by comparing past forecasts to subsequent actual activity. We also performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the Company's reporting unit that would result from changes in the assumptions. In addition, we involved our valuation specialists to assist in our evaluation of the methodologies and certain significant assumptions used by the Company, specifically the weighted average cost of capital.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2025.

Cincinnati, Ohio
January 28, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Concentrix Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Concentrix Corporation and subsidiaries (the Company) as of November 30, 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the two-year period ended November 30, 2024, and the related notes and financial statement Schedule II - Valuation and Qualifying Accounts (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended November 30, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We served as the Company's auditor from 2019 to 2025.

Cincinnati, Ohio
January 28, 2025 except for Note 16, as to which the date is January 28, 2026

CONCENTRIX CORPORATION
CONSOLIDATED BALANCE SHEETS
(currency and share amounts in thousands, except par value)

		November 30, 2025		November 30, 2024
ASSETS				
Current assets:				
Cash and cash equivalents	$	327,347	$	240,571
Accounts receivable, net		1,999,021		1,926,737
Other current assets		758,135		675,116
Total current assets		3,084,503		2,842,424
Property and equipment, net		735,550		714,517
Goodwill		3,671,746		4,986,967
Intangible assets, net		1,960,338		2,286,940
Deferred tax assets		317,453		218,396
Other assets		991,496		942,194
Total assets	$	10,761,086	$	11,991,438
LIABILITIES AND EQUITY				
Current liabilities:				
Accounts payable	$	244,771	$	209,812
Current portion of long-term debt		65,625		2,522
Accrued compensation and benefits		764,962		706,619
Other accrued liabilities		997,198		977,314
Income taxes payable		123,794		99,546
Total current liabilities		2,196,350		1,995,813
Long-term debt, net		4,572,889		4,733,056
Other long-term liabilities		950,983		910,271
Deferred tax liabilities		296,519		312,574
Total liabilities		8,016,741		7,951,714
Commitments and contingencies (Note 13)				
Stockholders' equity:				
Preferred stock, $0.0001 par value, 10,000 shares authorized and no shares issued and outstanding as of November 30, 2025 and 2024, respectively		—		—
Common stock, $0.0001 par value, 250,000 shares authorized; 70,316 and 68,849 shares issued as of November 30, 2025 and 2024, respectively, and 61,739 and 64,238 shares outstanding as of November 30, 2025 and 2024, respectively		7		7
Additional paid-in capital		3,783,972		3,683,608
Treasury stock, 8,577 and 4,611 shares as of November 30, 2025 and 2024, respectively		(610,162)		(421,449)
Retained earnings (deficit)		(177,010)		1,191,871
Accumulated other comprehensive loss		(252,462)		(414,313)
Total stockholders' equity		2,744,345		4,039,724
Total liabilities and stockholders' equity	$	10,761,086	$	11,991,438

The accompanying notes are an integral part of these consolidated financial statements.

CONCENTRIX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(currency and share amounts in thousands, except per share amounts)

		Fiscal Years Ended November 30,				
		2025		2024		2023
Revenue	$	9,825,771	$	9,618,900	$	7,114,706
Cost of revenue		6,390,760		6,170,013		4,536,771
Gross profit		3,435,011		3,448,887		2,577,935
Selling, general and administrative expenses		2,825,468		2,852,500		1,916,608
Impairment charges		1,527,726		—		—
Operating income (loss)		(918,183)		596,387		661,327
Interest expense and finance charges, net		290,349		321,828		201,004
Other expense (income), net		(26,310)		(24,715)		52,095
Income (loss) before income taxes		(1,182,222)		299,274		408,228
Provision for income taxes		96,702		48,057		94,386
Net income (loss)	$	(1,278,924)	$	251,217	$	313,842
Earnings (loss) per common share:						
Basic	$	(20.36)	$	3.72	$	5.72
Diluted	$	(20.36)	$	3.71	$	5.70
Weighted-average common shares outstanding:						
Basic		63,012		64,977		53,801
Diluted		63,012		65,074		54,010

The accompanying notes are an integral part of these consolidated financial statements.

CONCENTRIX CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(currency in thousands)

	Fiscal Years Ended November 30,		
	2025	2024	2023
Net income (loss)	$ (1,278,924)	$ 251,217	$ 313,842
Other comprehensive income (loss):			
Unrealized gains (losses) of defined benefit plans, net of taxes of $(1,003), $(2,078), and $(894) for fiscal years ended November 30, 2025, 2024 and 2023, respectively	3,702	5,988	(2,800)
Unrealized gains (losses) on hedges during the period, net of taxes of $2,051, $9,514, and $(4,938) for fiscal years ended November 30, 2025, 2024 and 2023, respectively	(3,578)	(34,029)	10,610
Reclassification of net losses on hedges to net income (loss), net of taxes of $(2,322), $(1,230), and $(4,594) for fiscal years ended November 30, 2025, 2024 and 2023, respectively	6,818	3,659	13,793
Total change in unrealized gains (losses) on hedges, net of taxes	3,240	(30,370)	24,403
Foreign currency translation adjustments for fiscal years ended November 30, 2025, 2024 and 2023	154,909	(198,204)	102,419
Other comprehensive income (loss)	161,851	(222,586)	124,022
Comprehensive income (loss)	$ (1,117,073)	$ 28,631	$ 437,864

The accompanying notes are an integral part of these consolidated financial statements.

CONCENTRIX CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(currency and share amounts in thousands)

	Concentrix Corporation Stockholders' Equity							
	Common Stock		Additional paid-in capital	Treasury stock		Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
	Shares	Amount		Shares	Amount			
Balances, November 30, 2022	52,367	$ 5	$2,428,313	1,271	$ (190,779)	$ 774,114	$ (315,749)	$2,695,904
Other comprehensive income	—	—	—	—	—	—	124,022	124,022
Common stock issued as acquisition purchase consideration	14,862	2	1,084,894	—	—	—	—	1,084,896
Share-based compensation activity	654	—	69,314	—	—	—	—	69,314
Repurchase of common stock for tax withholdings on equity awards	—	—	—	169	(17,231)	—	—	(17,231)
Repurchase of common stock	—	—	—	709	(63,958)	—	—	(63,958)
Dividends	—	—	—	—	—	(63,495)	—	(63,495)
Net income	—	—	—	—	—	313,842	—	313,842
Balances, November 30, 2023	67,883	7	3,582,521	2,149	(271,968)	1,024,461	(191,727)	4,143,294
Other comprehensive loss	—	—	—	—	—	—	(222,586)	(222,586)
Share-based compensation activity	966	—	101,087	—	—	—	—	101,087
Repurchase of common stock for tax withholdings on equity awards	—	—	—	261	(13,385)	—	—	(13,385)
Repurchase of common stock	—	—	—	2,201	(136,096)	—	—	(136,096)
Dividends	—	—	—	—	—	(83,807)	—	(83,807)
Net income	—	—	—	—	—	251,217	—	251,217
Balances, November 30, 2024	68,849	7	3,683,608	4,611	(421,449)	1,191,871	(414,313)	4,039,724
Other comprehensive income	—	—	—	—	—	—	161,851	161,851
Share-based compensation activity	1,467	—	100,364	—	—	—	—	100,364
Repurchase of common stock for tax withholdings on equity awards	—	—	—	409	(20,005)	—	—	(20,005)
Repurchase of common stock	—	—	—	3,557	(168,708)	—	—	(168,708)
Dividends	—	—	—	—	—	(89,957)	—	(89,957)
Net loss	—	—	—	—	—	(1,278,924)	—	(1,278,924)
Balances, November 30, 2025	70,316	$ 7	$3,783,972	8,577	$ (610,162)	$ (177,010)	$ (252,462)	$2,744,345

The accompanying notes are an integral part of these consolidated financial statements.

CONCENTRIX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(currency in thousands)

	Fiscal Years Ended November 30,		
	2025	2024	2023
Cash flows from operating activities:			
Net income (loss)	$ (1,278,924)	$ 251,217	$ 313,842
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Impairment charges	1,527,726	—	—
Depreciation	226,101	246,920	173,463
Amortization	434,332	458,925	214,832
Non-cash share-based compensation	96,386	96,057	62,113
Provision for credit losses	5,738	7,057	10,236
Deferred income taxes	(154,877)	(235,248)	(121,711)
Loss on call options	—	—	14,629
Amortization of debt discount and issuance costs	23,548	25,276	6,089
Pension and other post-retirement benefit costs	16,565	16,097	11,328
Pension and other post-retirement plan contributions	(4,058)	(4,442)	(12,143)
Change in acquisition contingent consideration	(1,958)	(29,268)	15,681
Other	2,152	1,791	306
Changes in operating assets and liabilities:			
Accounts receivable, net	(23,078)	(63,851)	(45,895)
Accounts payable	28,474	(25,819)	9,341
Other operating assets and liabilities	(91,160)	(77,220)	25,897
Net cash provided by operating activities	806,967	667,492	678,008
Cash flows from investing activities:			
Purchases of property and equipment	(234,496)	(238,762)	(180,532)
Premiums paid for call options	—	—	(14,629)
Acquisitions of business, net of cash and restricted cash acquired	(15,887)	(5,504)	(1,914,079)
Net cash used in investing activities	(250,383)	(244,266)	(2,109,240)
Cash flows from financing activities:			
Proceeds from the Restated Credit Facility - Term Loan	1,500,000	—	294,702
Repayments of the Restated Credit Facility - Term Loan	(1,034,375)	(450,000)	(194,702)
Repayments of the Prior Credit Facility - Term Loan	—	—	(25,000)
Proceeds from the Credit Facility - Revolver	238,500	—	—
Repayments of the Credit Facility - Revolver	(238,500)	—	—
Proceeds from the Securitization Facility	2,347,700	2,191,000	1,964,000
Repayments of the Securitization Facility	(2,181,700)	(1,948,500)	(2,192,000)
Proceeds from the issuance of Senior Notes	—	—	2,136,987
Other debt proceeds	—	6,369	—
Other debt repayments	(828,315)	(7,558)	—
Cash paid for debt issuance costs	(4,755)	(600)	(30,519)
Acquisition deferred consideration payment	(6,454)	—	—
Cash paid for acquired earnout liabilities	—	(22,737)	(13,309)
Proceeds from exercise of stock options	3,978	5,030	7,201
Repurchase of common stock for tax withholdings on equity awards	(20,005)	(13,385)	(17,231)
Repurchase of common stock	(168,708)	(136,096)	(63,958)
Dividends paid	(89,618)	(83,807)	(63,495)
Change in funds held for clients	(9,191)	(32,248)	—
Net cash provided by (used in) financing activities	(491,443)	(492,532)	1,802,676
Effect of exchange rate changes on cash, cash equivalents, cash held for sale and restricted cash	26,382	(17,577)	(12,420)
Net increase (decrease) in cash, cash equivalents, cash held for sale and restricted cash	91,523	(86,883)	359,024
Cash, cash equivalents, cash held for sale and restricted cash at beginning of year	429,604	516,487	157,463
Cash, cash equivalents, cash held for sale and restricted cash at end of year	$ 521,127	$ 429,604	$ 516,487

The accompanying notes are an integral part of these consolidated financial statements.

CONCENTRIX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(currency in thousands)

	Fiscal Years Ended November 30,					
	2025		**2024**		**2023**	
Supplemental disclosures of cash flow information:						
Interest paid on borrowings	$	299,615	$	282,270	$	142,598
Income taxes paid	$	270,328	$	298,445	$	217,252
Supplemental disclosure of non-cash investing activities:						
Accrued costs for property and equipment purchases	$	28,781	$	24,856	$	26,374

The accompanying notes are an integral part of these consolidated financial statements.

CONCENTRIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(currency and share amounts in thousands, except per share amounts)

NOTE 1—BACKGROUND AND BASIS OF PRESENTATION:

Background

Concentrix Corporation ("Concentrix" or the "Company"), is a global technology and services leader that powers exceptional brand experiences and digital operations for more than 2,000 clients across the globe. The Company designs, builds, and runs fully integrated, end-to-end solutions, including customer experience ("CX") process optimization, technology innovation and design engineering, front- and back-office automation, analytics and business transformation services to clients in five primary industry verticals: technology and consumer electronics; retail, travel and e-commerce; communications and media; banking, financial services and insurance; and healthcare.

Basis of presentation (including principles of consolidation)

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include the accounts of the Company, its majority-owned subsidiaries and entities over which the Company has control. All intercompany balances and transactions have been eliminated in consolidation.

On September 25, 2023, the Company completed its acquisition (the "Webhelp Combination") of all of the issued and outstanding capital stock of Marnix Lux SA ("Webhelp"), from the holders thereof (the "Sellers"). The total purchase price consideration, net of cash and restricted cash acquired, for the acquisition of Webhelp was $3.8 billion, which was funded by proceeds from the Company's August 2023 offering and sale of senior notes, term loan borrowings under the Company's senior credit facility, the issuance of a promissory note by Concentrix Corporation to certain Sellers (the "Sellers' Note"), the issuance of shares of common stock, par value $0.0001 per share, of Concentrix Corporation, and cash on hand. The total cash consideration paid for Webhelp was $2.4 billion, less cash and restricted cash acquired of $0.5 billion. Subsequent to September 25, 2023, the results of Webhelp have been included in the consolidated results of the Company for all periods presented.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. The Company evaluates these estimates on a regular basis and bases them on historical experience and on various assumptions that the Company believes are reasonable. Actual results could differ from the estimates.

Segment reporting

Concentrix' operations are based on an integrated global delivery model whereby services under a client contract in one location may be provided from delivery centers located in one or more different countries, with a significant portion of the Company's workforce located in the Philippines and India. Given the homogeneity of end-to-end solutions and technology and the integrated delivery model, the Company operates in a single operating segment, based on how the chief operating decision maker ("CODM") views and evaluates the Company's operations in making operational and strategic decisions and assessments of financial performance (including for purposes of allocating resources and assessing performance). The Company's President and Chief Executive Officer has been identified as the CODM.

Cash equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity or remaining maturity at the date of purchase of three months or less to be cash equivalents. Cash equivalents consist principally of money market deposit accounts that are stated at cost, which approximates fair value. The Company is exposed to credit risk in the event of default by financial institutions to the extent that cash balances with financial institutions are in excess of amounts that are insured.

Accounts receivable and allowance for credit losses

Accounts receivable are comprised primarily of amounts owed to the Company by clients and are presented net of an allowance for credit losses. The allowance for credit losses is an estimate to cover the losses resulting from uncertainty regarding collections from customers to make payments for outstanding balances. In estimating the required allowance, the Company considers the overall quality and aging of the accounts receivable and credit evaluations of its clients' financial condition. The Company also evaluates the collectability of accounts receivable based on specific client circumstances, current economic trends, historical experience with collections and the value and adequacy of any collateral received from clients.

Unbilled receivables

For the majority of service contracts, the Company performs the services prior to billing the client, and this amount is captured as an unbilled receivable included in accounts receivable, net on the consolidated balance sheet. Billing usually occurs in the month after the Company performs the services or in accordance with the specific contractual provisions.

Accounts receivable factoring

The Company has factoring programs with certain clients to sell accounts receivable to financial institutions under non-recourse agreements in exchange for cash proceeds. These trade receivable financing agreements are accounted for as a true sale of assets under the provisions of Accounting Standards Codification 860, *Transfer and Servicing* ("ASC 860"). In accordance with ASC 860, the trade receivable financing arrangements are deemed a true sale as the Company retains no rights or interest and has no obligations with respect to the trade receivables. In some instances, the Company may continue to service the transferred receivables after factoring has occurred. However, any servicing of the trade receivable does not constitute significant continuing involvement. As defined in the trade receivable financing arrangements, the financial institution is responsible for any credit risk associated with the sold trade receivables.

Sales of trade receivables under the various factoring programs were $1.3 billion, $1.4 billion, and $0.3 billion during the years ended November 30, 2025, 2024 and 2023, respectively, which also approximates cash collections on trade receivables during each fiscal year. As noted above, the Company acts as a servicer (collects customer cash on behalf of the financial institution) for certain of its trade receivables factoring arrangements. The servicing fees associated with these trade receivables factoring arrangements were not material to the Company for the years ended November 30, 2025, 2024, and 2023. The loss on the sale of trade receivables under the various trade receivables factoring arrangements was not material to the Company for the years ended November 30, 2025, 2024, and 2023. As of November 30, 2025 and 2024, trade receivables in the amount of $119,000 and $162,000, respectively, were sold to the financial institutions and not included in trade receivables in the consolidated balance sheets.

Derivative financial instruments

The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value.

For derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, the gain or loss on the derivative instrument is reported as a component of "Accumulated other comprehensive income (loss)," in stockholders' equity and reclassified into earnings in the same line associated with the forecasted transactions, in the same period or periods during which the hedged transaction affects earnings. To receive hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions.

For derivative instruments that are not designated as cash flow hedges, gains and losses on derivative instruments are reported in the consolidated statements of operations in the current period.

Software costs

The Company develops software platforms for internal use. The Company capitalizes costs incurred to develop software subsequent to the software product reaching the application development stage. The Company also capitalizes the costs incurred to extend the life of existing software, or the cost of significant enhancements that are added to the features of existing software. The capitalized development costs primarily comprise payroll costs and related software costs. Capitalized costs are amortized over the economic life of the software using the straight-line method.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based upon the shorter of the estimated useful lives of the assets, or the lease term of the respective assets, if applicable. Maintenance and repairs are charged to expense as incurred, and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized. The ranges of estimated useful lives for property and equipment categories are as follows:

Equipment and furniture	3 - 10 years
Software	3 - 7 years
Leasehold improvements	2 - 15 years
Buildings and building improvements	10 - 39 years

Leases

The Company enters into leases as a lessee for property and equipment in the ordinary course of business. When procuring services, or upon entering into a contract with its clients, the Company determines whether an arrangement contains a lease at its inception. As part of that evaluation, the Company considers whether there is an implicitly or explicitly identified asset in the arrangement and whether the Company, as the lessee, or the client, if the Company is the lessor, has the right to control the use of that asset. When the Company is the lessee, all leases with a term of more than 12 months are recognized as right-of-use ("ROU") assets and associated lease liabilities in the consolidated balance sheet. Lease liabilities are measured at the lease commencement date and determined using the present value of the lease payments not yet paid, at the Company's incremental borrowing rate, which approximates the rate at which the Company would borrow on a secured basis in the country where the lease was executed. The interest rate implicit in the lease is generally not determinable in the transactions where the Company is the lessee. The ROU asset equals the lease liability adjusted for any initial direct costs, prepaid rent and lease incentives. The Company's variable lease payments generally relate to payments tied to various indexes, non-lease components and payments above a contractual minimum fixed amount.

Operating leases are included in other assets, net, other accrued liabilities and other long-term liabilities in the consolidated balance sheet. Substantially all of the Company's leases are classified as operating leases, and lease expense is recorded on a straight-line basis over the lease term. The Company recognizes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company made a policy election to not recognize leases with a lease term of 12 months or less in the consolidated balance sheet. Lease expenses are recorded within selling, general, and administrative expenses in the consolidated statements of operations. Operating lease payments are presented within "Cash flows from operating activities" in the consolidated statements of cash flows.

For all asset classes, the Company has elected the lessee practical expedient to combine lease and non-lease components (e.g., maintenance services) and account for the consolidated unit as a single lease component. Variable lease payments are recognized in the periods in which the obligations for those payments are incurred. The Company's lease agreements do not contain any material residual guarantees or material restrictive covenants.

Goodwill and intangible assets

The Company tests goodwill for impairment annually at the reporting unit level on the first day of the fiscal fourth quarter or more frequently if events or changes in circumstances indicate that it may be impaired. For purposes of the goodwill impairment test, the Company can elect to perform a quantitative or qualitative analysis. If the qualitative analysis is elected, goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. The factors that are considered in the qualitative analysis include: macroeconomic conditions; industry and market considerations; cost factors such as increases in labor, or other costs that would have a negative effect on earnings and cash flows; and other relevant entity-specific events and information.

If the Company elects to perform or is required to perform a quantitative analysis, then the reporting unit's carrying value is compared to its fair value. As part of this analysis, the Company reconciles the fair value of its reporting unit to its market capitalization. Additionally, under a quantitative assessment, the fair value of the Company's single reporting unit is estimated using an income approach and a market approach with equal weighting. The income approach applies a fair value methodology to the Company's reporting unit based on a discounted cash flow analysis. A number of significant judgments are involved in the application of the discounted cash flow analysis, including estimation of future cash flows, which is dependent on internally developed forecasts, including future levels of revenue and earnings growth, estimation of the long-term rate of growth for the Company's business, and determination of a discount rate. The market approach is performed using the guideline public company method which involves calculating valuation multiples based on financial data from comparable publicly traded companies and considerations of recent transactions in the market and industry. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value and the excess is recognized as an impairment loss. See Note 5—Goodwill and Intangible Assets for more information.

Intangible assets consist of customer relationships, technology, trade names and non-compete agreements. Amortization is based on the pattern over which the economic benefits of the intangible assets will be consumed or, when the consumption pattern is not apparent, by using the straight-line method over the following useful lives:

Customer relationships	10 - 15 years
Technology	5 years
Trade names	3 - 5 years
Non-compete agreements	3 years

Impairment of long-lived assets

The Company reviews the recoverability of its long-lived assets, such as intangible assets subject to amortization, property and equipment and certain other assets, including lease right-of-use assets, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on the Company's ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows, undiscounted and without interest charges, of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value.

Held for sale

In November 2025, the Company entered into a definitive agreement to sell one of its subsidiaries. The Company completed the sale in December 2025. The Company appropriately classified assets and liabilities related to the subsidiary as current assets and liabilities held for sale on its consolidated balance sheet as of November 30, 2025. The assets and liabilities and related transaction were not material. The loss on the sale was not material.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, accounts receivable and derivative instruments.

The Company's cash and cash equivalents and derivative instruments are transacted and maintained with financial institutions with high credit standing, and their compositions and maturities are regularly monitored by management. Through November 30, 2025, the Company has not experienced any credit losses on such deposits and derivative instruments.

Accounts receivable comprise amounts due from clients. The Company performs ongoing credit evaluations of its clients' financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral. The Company also maintains allowances for credit losses. In estimating the required allowances, the Company takes into consideration the overall quality and aging of its receivable portfolio and specifically identified client risks.

In fiscal years 2025, 2024, and 2023, no client accounted for more than 10% of the Company's consolidated revenue.

As of November 30, 2025 and 2024, no client comprised more than 10% of the Company's total accounts receivable balance.

Revenue recognition

The Company generates revenue primarily from the provision of integrated, end-to-end solutions and technology, including CX process optimization to its clients. The Company recognizes revenue from services contracts over time as the promised services are delivered to clients for an amount that reflects the consideration to which the Company is entitled in exchange for those services. The Company recognizes revenue over time as the client simultaneously receives and consumes the benefits provided by the Company as the Company performs the services. The Company accounts for a contract with a client when it has written approval, the contract is committed, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration is probable of collection. Revenue is presented net of taxes collected from clients and remitted to government authorities. The Company generally invoices a client after performance of services, or in accordance with specific contractual provisions. Payments are due as per contract terms and do not contain a significant financing component.

The Company determines whether the services performed during the initial phases of an arrangement, such as setup activities, are distinct. In most cases, the arrangement is a single performance obligation comprised of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service).

Service contracts are most significantly based on a fixed unit-price per transaction or other objective measure of output. Revenue on unit-price transactions is recognized over time using an objective measure of output such as staffing hours or the number of transactions processed by service advisors. Client contract terms can range from less than one year to more than five years.

Certain client contracts include incentive payments from the client upon achieving certain agreed-upon service levels and performance metrics or service level agreements that could result in credits or refunds to the client. Revenue relating to such arrangements is accounted for as variable consideration when the likely amount of revenue to be recognized can be estimated to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

Cost of revenue

Recurring direct operating costs for services are recognized as incurred. Cost of services revenue consists primarily of personnel costs and transition and initial set-up costs.

Selling, general and administrative expenses

Selling, general and administrative expenses are charged to income as incurred. Expenses of promoting and selling products and services are classified as selling expense and include such items as compensation, sales commissions and travel. General and administrative expenses include such items as compensation, cost of delivery centers, legal and professional costs, office supplies, non-income taxes, insurance and utility expenses. In addition, selling, general and administrative expenses include other operating items such as allowances for credit losses, depreciation and amortization of intangible assets.

Advertising

Costs related to advertising and service promotion expenditures are charged to "Selling, general and administrative expenses" as incurred. To date, net costs related to advertising and promotion expenditures have not been material.

Income taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Tax on global low-taxed intangible income is accounted for as a current expense in the period in which the income is includable in a tax return using the "period cost" method. Valuation allowances are provided against deferred tax assets that are not likely to be realized.

The Company recognizes tax benefits from uncertain tax positions only if that tax position is more likely than not to be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to unrecognized tax benefits in the provisions for income taxes.

Foreign currency translations

The functional currencies of the legal entities' financial statements included in these consolidated financial statements are the local currencies of the legal entities and are translated into United States ("U.S.") dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, equity at the historical rates of exchange, and income and expense amounts at the average exchange rate for the month. Translation adjustments resulting from the translation of the legal entities' accounts are included in "Accumulated other comprehensive income (loss)." Transactions denominated in currencies other than the applicable functional currency are converted to the functional currency at the exchange rate on the transaction date. At period end, monetary assets and liabilities are remeasured to the functional currency using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical exchange rates. Gains and losses resulting from foreign currency transactions are included within "Other expense (income), net."

Other comprehensive income (loss)

The primary components of other comprehensive income (loss) for the Company include foreign currency translation adjustments arising from the Company's foreign legal entities, unrealized gains and losses on qualifying hedges, and changes in unrecognized pension and post-retirement benefits.

Share-based compensation

Share-based compensation cost for stock options, restricted stock awards and restricted stock units is determined based on the fair value at the measurement date. The Company recognizes share-based compensation cost as expense for these awards ratably on a straight-line basis over the requisite service period. Share-based compensation for performance-based restricted stock units is measured based on fair value at the initial measurement date and is adjusted each reporting period, as necessary, to reflect changes in management's assessment of the probability that performance conditions will be satisfied. The Company recognizes share-based compensation cost associated with its performance-based restricted stock units over the requisite service period if it is probable that the performance conditions will be satisfied. Share-based compensation cost for equity awards that include a market performance condition are determined using a Monte Carlo simulation valuation model and expense is recognized for these awards ratably on a straight-line basis over the requisite service period. The Company accounts for expense reductions that result from the forfeiture of unvested awards in the period that the forfeitures occur.

Pension and post-retirement benefits

The funded status of the Company's pension and other post-retirement benefit plans is recognized in the consolidated balance sheets. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at November 30, the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation ("PBO") and, for the other post-retirement benefit plans, the benefit obligation is the accumulated post-retirement benefit obligation ("APBO"). The PBO represents the actuarial present value of benefits expected to be paid upon retirement. For active plans, the present value reflects estimated future compensation levels. The APBO represents the actuarial present value of post-retirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of assets held by an irrevocable trust fund for the sole benefit of participants. The measurement of the benefit obligation is based on the Company's estimates and actuarial valuations. These valuations reflect the terms of the plans and use participant-specific information such as compensation, age and years of service, as well as certain key assumptions that require significant judgment, including, but not limited to, estimates of discount rates, expected return on plan assets, inflation, rate of compensation increases, interest crediting rates and mortality rates. The assumptions used are reviewed on an annual basis.

Earnings (loss) per common share

Basic and diluted earnings (loss) per common share are calculated using the two-class method. The two-class method is an earnings allocation proportional to the respective ownership among holders of common stock and participating securities. The Company's restricted stock awards and, effective in the fourth quarter of fiscal year 2023, restricted stock units are considered participating securities because holders have a non-forfeitable right to receive dividends. Basic earnings per common share is computed by dividing net income attributable to the Company's common stockholders by the weighted-average common shares outstanding during the period. Diluted earnings per common share also considers the dilutive effect of in-the-money stock options and non-participating securities, calculated using the treasury stock method.

Treasury stock

Repurchases of shares of common stock are accounted for at cost and are included as a component of stockholders' equity in the consolidated balance sheets.

Accounting pronouncements recently issued

In November 2023, the Financial Accounting Standards Board (the "FASB") issued accounting standards update ("ASU") 2023-07, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements. The Company adopted this ASU during the fiscal year ended November 30, 2025. See Note 16—Segment Reporting for more information.

In December 2023, the FASB issued ASU 2023-09, which requires enhanced income tax disclosures, including disaggregation of information in the rate reconciliation table and disaggregated information related to income taxes paid. The amendments in ASU 2023-09 are effective for the Company for the fiscal year ending November 30, 2026. The Company is currently evaluating the impact that this update will have on its disclosures in the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, which requires the disaggregation of certain expenses in the notes to the financial statements, to provide enhanced transparency into the expense captions presented on the face of the income statement. ASU 2024-03 is effective for the Company for annual reporting periods beginning with the fiscal year ending November 30, 2028 and for interim periods beginning in fiscal year 2029. Early adoption is permitted. The amendments in this ASU may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that this update will have on its disclosures in the consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, which amends the guidance in ASC 350-40, *Intangibles - Goodwill and Other - Internal-Use Software*. The amendments modernize the recognition and disclosure framework for internal-use software costs, removing the previous "development stage" model and introducing a more judgment-based approach. ASU 2025-06 is effective for the Company for annual reporting periods beginning with the fiscal year ending November 30, 2029 and for interim reporting periods beginning in that fiscal year. The Company is currently evaluating the impact that this update will have on the consolidated financial statements.

No other new accounting pronouncements recently adopted or issued had or are expected to have a material impact on the consolidated financial statements.

NOTE 3—SHARE-BASED COMPENSATION:

In November 2020, TD SYNNEX Corporation ("TD SYNNEX"), as the former sole stockholder of Concentrix, approved the Concentrix Corporation 2020 Stock Incentive Plan (the "Concentrix Stock Incentive Plan") and the Concentrix Corporation 2020 Employee Stock Purchase Plan (the "Concentrix ESPP"), each to be effective upon completion of Concentrix' spin-off from TD SYNNEX, which occurred on December 1, 2020. 4,000 shares of Concentrix common stock were reserved for issuance under the Concentrix Stock Incentive Plan, and 1,000 shares of Concentrix common stock were authorized for issuance under the Concentrix ESPP. In December 2021, 2022 and 2023, respectively, 523, 520, and 664 additional shares of Concentrix common stock were reserved for issuance under the Concentrix Stock Incentive Plan resulting from an automatic annual increase pursuant to the terms of the plan (the "Evergreen Provision").

On October 28, 2024, the stockholders of Concentrix approved an amendment and restatement of the Concentrix Stock Incentive Plan (the "2020 Plan") at a Special Meeting of Stockholders that (i) increased the number of authorized shares thereunder by 3,000 shares and (ii) removed the Evergreen Provision, among other amendments. The amendment and restatement of the Concentrix Stock Incentive Plan was previously approved by the Company's board of directors.

The Company recorded share-based compensation expense of $97,875, $95,922, and $62,493 for the fiscal years ended November 30, 2025, 2024 and 2023, respectively. Share-based compensation expense is included in selling, general and administrative expenses in the consolidated statements of operations.

Employee Stock Options

The Company uses the Black-Scholes valuation model to estimate the fair value of stock options. The Black-Scholes option-pricing model was developed for use in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of subjective assumptions, including the option's expected life and the price volatility of the underlying stock. The stock options have ten-year terms and vesting terms of five years. The Company did not grant any stock options during the fiscal years 2025, 2024 and 2023.

A summary of the changes in the employee stock options during fiscal years 2023, 2024, and 2025 is presented below.

	Options Outstanding	
	Number of shares (in thousands)	Weighted-average exercise price per share
Balance as of November 30, 2022	395	$ 52.60
Options granted	—	—
Options exercised	(100)	45.50
Options cancelled	(1)	30.70
Balance as of November 30, 2023	294	54.45
Options granted	—	—
Options exercised	(56)	42.60
Balance as of November 30, 2024	238	57.21
Options granted	—	—
Options exercised	(18)	44.58
Options cancelled	(2)	55.12
Balance as of November 30, 2025	218	$ 58.28

As of November 30, 2025, 218 options were outstanding with a weighted-average life of 3.02 years and an aggregate pre-tax intrinsic value of $0. As of November 30, 2025, all of the options were fully vested and exercisable.

Restricted Stock Awards, Restricted Stock Units and Performance-Based Restricted Stock Units

The fair value of restricted stock awards and restricted stock units granted under the Concentrix Stock Incentive Plan in fiscal years 2025, 2024 and 2023 were determined based on the trading price of Concentrix common stock on the date of grant. The awards are expensed on a straight-line basis over the vesting term, typically three or four years. The holders of restricted stock awards are entitled to the same voting, dividend and other rights as holders of Concentrix common stock.

In fiscal years 2025, 2024, and 2023, the Company granted performance-based restricted stock units to the Company's senior executive team. The performance-based restricted stock units will vest, if at all, upon the achievement of certain annual financial targets during the three-year periods ending November 30, 2027, November 30, 2026 and November 30, 2025, respectively. For the awards with a final performance period ending on November 30, 2025, approximately 12% of the awards vested.

In April 2024, the Company granted performance-based restricted stock units under the Concentrix Stock Incentive Plan. The performance-based restricted stock units will vest, if at all, upon the achievement of certain financial targets during the three-year period ending November 30, 2026.

A summary of the changes in the non-vested restricted stock awards, restricted stock units, and performance-based stock units (exclusive of performance-based awards with market conditions as described further below) during fiscal years 2023, 2024 and 2025 is presented below.

	Number of shares (in thousands)	Weighted-average, grant-date fair value per share
Non-vested as of November 30, 2022	1,395	$ 124.69
Awards granted	60	135.01
Units granted [(1)]	1,828	74.64
Performance-based units vested in excess of target [(2)]	17	159.97
Awards and units vested	(513)	122.76
Awards and units cancelled/forfeited	(114)	138.88
Non-vested as of November 30, 2023	2,673	92.80
Units granted [(1)]	2,824	52.94
Awards and units vested	(849)	92.02
Awards and units cancelled/forfeited	(337)	84.94
Non-vested as of November 30, 2024	4,311	68.35
Units granted [(1)]	1,817	47.81
Awards and units vested	(1,374)	72.75
Awards and units cancelled/forfeited	(474)	68.82
Non-vested as of November 30, 2025	4,280	$ 58.18

(1) For performance-based restricted stock units, the target number of shares that can be awarded upon full vesting of the grants is included.

(2) Amounts represent performance-based awards that vested in excess of the target number of shares for the fiscal year 2021 performance-based grants.

In January 2025, the Company granted performance-based restricted stock units under the 2020 Plan that will vest, if at all, upon the achievement of certain total shareholder return goals during the three-year period ending January 25, 2028. These performance-based restricted stock units are market condition awards and had a grant date weighted-average fair value of $41.28 per share, valued using a Monte-Carlo simulation model. Below is a summary of the changes in these awards during fiscal year 2025.

	Number of shares (in thousands)	Weighted-average, grant-date fair value per share
Non-vested as of November 30, 2024	—	$ —
Units granted	326	41.28
Units cancelled/forfeited	(21)	41.28
Non-vested as of November 30, 2025	305	$ 41.28

In October 2025, the Company granted cash-settled restricted stock units under the Concentrix Stock Incentive Plan. These units will be settled in cash and are accounted for as liability-type awards. The expense is recognized over the requisite service period with remeasurement at the end of each reporting period at fair value until settlement. The requisite service period is based on the vesting provisions of the awards which generally occur in three equal annual installments beginning one year after the grant date. Below is a summary of the changes in these units during fiscal year 2025.

	Number of shares (in thousands)	Weighted-average, grant-date fair value per share
Non-vested as of November 30, 2024	—	$ —
Units granted	622	46.93
Units cancelled/forfeited	(2)	46.93
Non-vested as of November 30, 2025	620	$ 46.93

As of November 30, 2025, there was $191,887 of total unamortized share-based compensation expense related to non-vested restricted stock awards, restricted stock units and performance-based restricted stock units granted under the Concentrix Stock Incentive Plan. That cost is expected to be recognized over an estimated weighted-average amortization period of 2.14 years.

NOTE 4—BALANCE SHEET COMPONENTS:

Cash, cash equivalents, cash held for sale and restricted cash:

The following table provides a reconciliation of cash, cash equivalents, cash held for sale and restricted cash reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	As of November 30,	
	2025	2024
Cash and cash equivalents	$ 327,347	$ 240,571
Cash held for sale	2,057	—
Restricted cash included in other current assets	191,723	189,033
Cash, cash equivalents, cash held for sale and restricted cash	$ 521,127	$ 429,604

Restricted cash balances relate primarily to funds held for clients, restrictions placed on cash deposits by banks as collateral for the issuance of bank guarantees and the terms of a government grant, and letters of credit for leases. Of the restricted cash balance, $187,139 and $179,949 related to funds held for clients as of November 30, 2025 and

2024, respectively. As of November 30, 2025 and 2024, the Company has a corresponding current liability recorded in other accrued liabilities on the consolidated balance sheet related to these funds.

Accounts receivable, net:

Accounts receivable, net is comprised of the following as of November 30, 2025 and 2024:

	As of November 30,	
	2025	2024
Billed accounts receivable	$ 1,102,601	$ 1,080,778
Unbilled accounts receivable	913,863	860,266
Less: Allowance for credit losses	(17,443)	(14,307)
Accounts receivable, net	$ 1,999,021	$ 1,926,737

Allowance for credit losses:

Presented below is a progression of the allowance for credit losses:

	Fiscal Years Ended November 30,		
	2025	2024	2023
Balance at beginning of period	$ 14,307	$ 12,533	$ 4,797
Net additions	5,738	7,057	10,236
Write-offs	(2,602)	(5,283)	(2,500)
Balance at end of period	$ 17,443	$ 14,307	$ 12,533

Property and equipment, net:

The following table summarizes the carrying amounts and related accumulated depreciation for property and equipment as of November 30, 2025 and 2024:

	As of November 30,	
	2025	2024
Land	$ 28,391	$ 28,235
Equipment, computers, and software	969,841	853,558
Furniture and fixtures	172,154	151,477
Buildings, building improvements, and leasehold improvements	704,074	617,880
Construction-in-progress	39,098	44,566
Total property and equipment, gross	$ 1,913,558	$ 1,695,716
Less: Accumulated depreciation	(1,178,008)	(981,199)
Property and equipment, net	$ 735,550	$ 714,517

Shown below are the countries where 10% or more and other significant concentrations of the Company's property and equipment, net are located as of November 30, 2025 and 2024:

		As of November 30,		
		2025		2024
Property and equipment, net:				
Philippines	$	105,475	$	82,864
United States		93,773		118,732
India		57,585		49,339
France		56,386		59,645
Others		422,331		403,937
Total	$	735,550	$	714,517

Accumulated other comprehensive loss:

The components of accumulated other comprehensive loss ("AOCL"), net of taxes, were as follows:

	Unrecognized gains (losses) on defined benefit plan, net		Unrealized gains (losses) on hedges, net of		Foreign currency translation adjustment and other,		Total
Balances at November 30, 2023	$	(11,271)	$	4,489	$	(184,945)	$	(191,727)
Other comprehensive income (loss) before reclassification		5,988		(34,029)		(198,204)		(226,245)
Reclassification of losses from other comprehensive income (loss)		—		3,659		—		3,659
Balances at November 30, 2024	$	(5,283)	$	(25,881)	$	(383,149)	$	(414,313)
Other comprehensive income (loss) before reclassification		3,702		(3,578)		154,909		155,033
Reclassification of losses from other comprehensive income (loss)		—		6,818		—		6,818
Balances at November 30, 2025	$	(1,581)	$	(22,641)	$	(228,240)	$	(252,462)

Refer to Note 6—Derivative Instruments for the location of gains and losses on cash flow hedges reclassified from other comprehensive income (loss) to the consolidated statements of operations. Reclassifications of amortization of actuarial (gains) losses of defined benefit plans is recorded in "Other expense (income), net" in the consolidated statement of operations.

NOTE 5—GOODWILL AND INTANGIBLE ASSETS:

Goodwill

The Company tests goodwill for impairment annually on the first day of its fourth fiscal quarter and at other times if events have occurred or circumstances exist that indicate the carrying value of goodwill may no longer be recoverable. Goodwill impairment testing is performed at the reporting unit level. Based on the current year assessment, the Company concluded that no impairment charges were necessary for the Company's reporting unit as of its annual impairment testing date of September 1, 2025. Subsequent to September 1, 2025, the Company experienced a sustained decrease in the market price of its common stock resulting in the market capitalization being significantly less than the carrying value of the reporting unit. After considering all available evidence in the evaluation of goodwill impairment indicators, the Company determined it appropriate to perform an interim quantitative assessment as of November 1, 2025. The quantitative impairment testing performed consisted of the income and market approach and was reconciled to the Company's market capitalization. The income approach applied a fair value methodology to our reporting unit based on discounted cash flows. This analysis requires significant judgments and assumptions, including estimation of our future cash flows, which is dependent on internally developed forecasts, including future levels of revenue growth, and adjusted earnings before interest, taxes, depreciation, and amortization ("EBITDA") margin, and determination of a weighted average cost of capital. We also applied a market approach. Under the market approach, we utilized a guideline public company method, which involves calculating valuation multiples based on financial data from comparable publicly traded companies and considerations of recent transactions in the technology industry. Multiples derived from these companies and transactions provide an indication of how much a knowledgeable investor in the marketplace would be willing to pay for a company. These multiples are then applied to the financial data for our reporting unit to arrive at an indication of fair value. The market multiple was applied to adjusted EBITDA.

As a result of the quantitative analysis performed, the carrying value of the Company's reporting unit exceeded its fair value, resulting in a non-cash goodwill impairment charge of $1,523,266. This charge was recorded within the impairment charges caption of the consolidated statement of operations for the fiscal year ended November 30, 2025. No subsequent impairment indicators were identified. The Company did not have any impairment charges related to goodwill during the fiscal years ended November 30, 2024 or prior.

Below is a progression of goodwill for fiscal years 2025 and 2024:

| | Fiscal Years Ended November 30, | |
	2025	2024
Balance at beginning of year	$ 4,986,967	$ 5,078,668
Acquisitions	17,370	2,000
Acquisition measurement period adjustments	—	60,630
Assets held for sale	(2,570)	—
Impairment charge	(1,523,266)	—
Foreign currency translation	193,245	(154,331)
Balance at end of year	$ 3,671,746	$ 4,986,967

The Company is required to provide additional disclosures about fair value measurements as part of the consolidated financial statements for each major category of assets and liabilities measured at fair value on a non-recurring basis (including impairment assessments). Goodwill was valued using Level 3 inputs, which are unobservable by nature, and included internal estimates of future cash flows (income approach). Significant increases (decreases) in any of those unobservable inputs in isolation would result in a significantly higher (lower) fair value measurement.

Other Intangible Assets

The Company's other intangible assets, primarily acquired through business combinations, are subject to amortization and are evaluated periodically if events or circumstances indicate a possible inability to recover their carrying amounts. Impairment charges, related to a subsidiary that met held for sale criteria as of November 30, 2025, were not material for the fiscal year end November 30, 2025. There were no impairment charges recorded for the fiscal years ended November 30, 2024 and 2023.

As of November 30, 2025 and 2024, the Company's other intangible assets consisted of the following:

	As of November 30, 2025			As of November 30, 2024		
	Gross amounts	Accumulated amortization	Net amounts	Gross amounts	Accumulated amortization	Net amounts
Customer relationships	$ 3,736,591	$	$ 1,914,472	$ 3,594,694	$	$ 2,195,106
Technology	79,603	(64,089)	15,514	79,645	(50,119)	29,526
Trade names	123,484	(93,132)	30,352	113,758	(51,503)	62,255
Non-compete agreements	2,200	(2,200)	—	2,200	(2,147)	53
	$ 3,941,878	$	$ 1,960,338	$ 3,790,297	$	$ 2,286,940

Amortization expense for intangible assets was $434,332, $458,925, and $214,832 for the fiscal years ended November 30, 2025, 2024 and 2023, respectively, and the related estimated expense for the five subsequent fiscal years and thereafter is as follows:

Fiscal Years Ending November 30,	Amortization Expense
2026	$ 393,559
2027	297,133
2028	251,871
2029	209,650
2030	177,687
Thereafter	630,438
Total	$ 1,960,338

The remaining weighted average amortization period for customer relationships and other intangible assets is approximately 12 years.

NOTE 6—DERIVATIVE INSTRUMENTS:

In the ordinary course of business, the Company is exposed to foreign currency risk and credit risk. The Company enters into transactions, and owns monetary assets and liabilities, that are denominated in currencies other than the legal entity's functional currency. The Company may enter into forward contracts, option contracts, or other derivative instruments to offset a portion of the risk on expected future cash flows, earnings, net investments in certain non-U.S. legal entities and certain existing assets and liabilities. However, the Company may choose not to hedge certain exposures for a variety of reasons including, but not limited to, accounting considerations and the economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange or interest rates. Generally, the Company does not use derivative instruments to cover equity risk and credit risk. The Company's hedging program is not used for trading or speculative purposes.

All derivatives are recognized on the consolidated balance sheets at their fair values. Changes in the fair value of derivatives are recorded in the consolidated statements of operations, or as a component of AOCL in the consolidated balance sheets, as discussed below. The cash flow effects of the Company's cash flow and fair value derivative instruments are reflected in operating activities on the consolidated statements of cash flows.

Cash Flow Hedges

To mitigate the impact on gross margins from fluctuations in foreign currency exchange rates, certain of the Company's legal entities with functional currencies that are not U.S. dollars may hedge a portion of forecasted revenue or costs not denominated in the entities' functional currencies. These instruments mature at various dates through November 2027. Gains and losses on cash flow hedges are recorded in AOCL until the hedged item is recognized in earnings. Deferred gains and losses associated with cash flow hedges of foreign currency revenue are recognized as a component of "Revenue" in the same period as the related revenue is recognized, and deferred gains and losses related to cash flow hedges of foreign currency costs are recognized as a component of "Cost of revenue" or "Selling, general and administrative expenses" in the same period as the related costs are recognized. Derivative instruments designated as cash flow hedges must be de-designated as hedges when it is probable the forecasted hedged transaction will not occur in the initially identified time period or within a subsequent two-month time period. Deferred gains and losses in AOCL associated with such derivative instruments are reclassified into earnings in the period of de-designation. Any subsequent changes in fair value of such derivative instruments are recorded in earnings unless they are re-designated as hedges of other transactions.

Non-Designated Derivatives

The Company uses short-term forward contracts to offset the foreign exchange risk of assets and liabilities denominated in currencies other than the functional currencies of the Company's legal entities that own the assets or liabilities. These contracts, which are not designated as hedging instruments, mature or settle within twelve months. Derivatives that are not designated as hedging instruments are adjusted to fair value through earnings in the financial statement line item to which the derivative relates.

Interest rate swaps and cross-currency interest rate swaps

In connection with the closing of the Webhelp Combination, the Company entered into cross-currency swap arrangements with certain financial institutions for a total notional amount of $500,000 of the Company's senior notes. In addition to aligning the currency of a portion of the Company's interest payments to the Company's euro-denominated cash flows, the arrangements, together with intercompany loans and additional intercompany cross-currency interest rate swap arrangements described below, effectively converted $250,000 aggregate principal amount of the Company's 6.650% Senior Notes due 2026 and $250,000 aggregate principal amount of the Company's 6.660% Senior Notes due 2028 into synthetic fixed euro-based debt at weighted average interest rates of 5.12% and 5.18%, respectively.

Concurrent with entering into the cross-currency interest rate swaps with certain financial institutions, Marnix SAS, an indirect wholly owned subsidiary of Concentrix, entered into corresponding U.S. dollar denominated intercompany loan agreements with certain other subsidiaries of Concentrix with identical terms and notional amounts as the underlying $500,000 U.S. dollar denominated senior notes, with reciprocal cross-currency interest rate swaps.

The cross-currency interest rate swaps are designated as fair value hedges.

In September 2025, in connection with the issuance of the delayed draw term loans of total principal of $750,000, the Company entered into an interest rate swap to fix the interest component associated with this debt, creating synthetic fixed-rate debt. Concurrent with entering the interest rate swaps, the Company entered into cross-currency swap arrangements with certain financial institutions for a total notional amount equivalent to $750,000. In addition to aligning the currency of the Company's interest payments to the Company's euro-denominated cash flows, the arrangements, together with intercompany loans and additional intercompany cross-currency interest rate swap arrangements, effectively converted the delayed draw term loans into synthetic fixed euro-based debt at weighted average interest rates of 3.43% for the three-year term and 3.69% for the five-year term.

The interest rate swap is designated as a cash flow hedge and the cross-currency swaps are designated as fair value hedges.

Fair Values of Derivative Instruments in the Consolidated Balance Sheets

The fair values of the Company's derivative instruments are disclosed in Note 7—Fair Value Measurements and summarized in the table below:

	Value as of			
Balance Sheet Line Item	**November 30, 2025**		**November 30, 2024**	
Derivative instruments not designated as hedging instruments:				
Foreign exchange forward contracts (notional value)	$	—	$	458,482
Other current assets		—		13,935
Other accrued liabilities		—		167
Derivative instruments designated as fair value hedges:				
Cross-currency interest rate swaps (notional value)	$	1,112,706	$	471,604
Other assets		5,343		—
Other current liabilities and other long-term liabilities		49,319		7,468
Derivative instruments designated as cash flow hedges:				
Interest rate swaps (notional value)	$	750,000	$	—
Other long-term liabilities		3,357		—
Foreign exchange forward contracts (notional value)	$	1,049,896	$	1,049,787
Other current assets and other assets		914		578
Other accrued liabilities and other long-term liabilities		21,424		22,155

Volume of activity

The notional amounts of foreign exchange forward contracts represent the gross amounts of foreign currency, including, principally, the Philippine peso and the Indian rupee, that will be bought or sold at maturity. The notional amounts for outstanding derivative instruments provide one measure of the transaction volume outstanding and do not represent the amount of the Company's exposure to credit or market loss. The Company's exposure to credit loss and market risk will vary over time as currency exchange rates change.

The Effect of Derivative Instruments on AOCL and the Consolidated Statements of Operations

The following table shows the location of the gains and losses, before taxes, of the Company's derivative instruments designated as cash flow hedges, fair value hedges, and not designated as hedging instruments in other comprehensive income ("OCI"), and the consolidated statements of operations for the periods presented:

	Locations of gain (loss) in statement of operations	Fiscal Years Ended November 30,		
		2025	2024	2023
Derivative instruments designated as cash flow and fair value hedges:				
Gains (losses) recognized in OCI:				
Foreign exchange forward contracts		$ (8,072)	$ (38,459)	$ 19,199
Cross-currency interest rate swaps		5,800	(5,084)	(3,651)
Interest rate swaps		(3,357)	—	—
Total		$ (5,629)	$ (43,543)	$ 15,548
Gains (losses) reclassified from AOCL into income:				
Foreign exchange forward contracts				
Gain (loss) reclassified from AOCL into income	Revenue for services	$ —	$ —	$ 222
Gain (loss) reclassified from AOCL into income	Cost of revenue	(6,484)	(4,028)	(13,864)
Gain (loss) reclassified from AOCL into income	Selling, general and administrative expenses	(2,656)	(861)	(4,745)
Total		$ (9,140)	$ (4,889)	$ (18,387)
Derivative instruments not designated as hedging instruments:				
Gain (loss) recognized from foreign exchange forward contracts, net[1]	Other expense (income), net	$ 6,429	$ 9,940	$ (13,007)
Gain (loss) recognized from foreign exchange call options contracts, net	Other expense (income), net	—	—	(14,629)
Total		$ 6,429	$ 9,940	$ (27,636)

(1) The gains and losses largely offset the currency gains and losses that resulted from changes in the assets and liabilities denominated in nonfunctional currencies.

There were no material gain or loss amounts excluded from the assessment of effectiveness. Existing net losses in AOCL that are expected to be reclassified into earnings in the normal course of business within the next twelve months are $14,504.

Offsetting of Derivatives

In the consolidated balance sheets, the Company does not offset derivative assets against liabilities in master netting arrangements.

Credit exposure for derivative financial instruments is limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the Company's obligations to the counterparties. The Company manages the potential risk of credit losses by selecting counterparties from a limited group of financial institutions with high credit standing.

NOTE 7—FAIR VALUE MEASUREMENTS:

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The authoritative guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The categorization of financial assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The following table summarizes the valuation of the Company's investments and financial instruments that are measured at fair value on a recurring basis:

| | As of November 30, 2025 | | | | As of November 30, 2024 | | | |
| | | Fair value measurement category | | | | Fair value measurement category | | |
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets measured at fair value:								
Cash and cash equivalents, including cash held for sale	$329,404	$329,404	$ —	$ —	$240,571	$240,571	$ —	$ —
Restricted cash	191,723	191,723	—	—	189,033	189,033	—	—
Forward foreign currency exchange contracts	914	—	914	—	14,513	—	14,513	—
Cross-currency interest rate swaps	5,343	—	5,343	—	—	—	—	—
Liabilities measured at fair value:								
Forward foreign currency exchange contracts	21,424	—	21,424	—	22,322	—	22,322	—
Cross-currency interest rate swaps	49,319	—	49,319	—	7,468	—	7,468	—
Interest rate swaps	3,357	—	3,357	—	—	—	—	—
Acquisition contingent consideration	7,866	—	—	7,866	13,373	—	—	13,373
Liabilities measured at other than fair value:								
Long term debt (senior notes)								
Fair value	2,184,727	—	2,184,727	—	2,202,221	—	2,202,221	—
Carrying amount	2,139,537	—	—	—	2,135,576	—	—	—

The Company's cash and cash equivalents, including cash held for sale, consist primarily of cash on hand, including bank deposits, money market fund securities, and term deposits with maturity periods of three months or less. The carrying values of cash equivalents approximate fair value since they are near their maturity. Restricted cash balances relate primarily to funds held for clients. The carrying values of restricted cash balances approximate fair value since they are highly liquid and short-term in nature. The Company does not adjust the quoted market price for such financial instruments. The fair values of forward exchange contracts are measured based on the foreign currency spots, forward rates, and volatility. Fair values of long-term foreign currency exchange contracts are measured using valuations based upon quoted prices for similar assets and liabilities in active markets and are valued by reference to similar financial instruments, adjusted for terms specific to the contracts. The fair values of the cross-currency interest rate swaps are determined using a market approach that is based on observable inputs other than quoted market prices, including contract terms, interest rates, currency rates, and other market factors. The estimated fair value of the acquisition contingent consideration entered into in connection with the Webhelp Combination is determined using a Monte-Carlo simulation model. The inputs include the closing price of Concentrix common stock as of the reporting period end date, Concentrix-specific historical equity volatility, and the risk-free rate. The inputs for this liability are unobservable, and therefore, are classified within Level 3 of the fair value hierarchy. Changes in the fair value of this liability are recorded in other expense (income), net on the consolidated statement of operations.

The effect of nonperformance risk on the fair value of derivative instruments was not material as of November 30, 2025 and 2024.

The carrying values of term deposits with maturities less than one year, accounts receivable and accounts payable approximate fair value due to their short maturities and interest rates that are variable in nature. The carrying values of the outstanding balance on the term loans under the Company's senior credit facility and the outstanding balance on the Company's accounts receivable securitization facility (the "Securitization Facility") approximate their fair values since they bear interest rates that are similar to existing market rates. The fair values of the 2026 Notes, 2028 Notes, and 2033 Notes (as defined in Note 8) are based on quoted prices in active markets and are classified within Level 2 of the fair value hierarchy. The Company does not adjust the quoted market prices for such financial instruments.

During fiscal years 2025, 2024 and 2023, there were no transfers between the fair value measurement category levels.

NOTE 8—BORROWINGS:

Borrowings consist of the following:

	As of November 30,	
	2025	2024
Credit Facility - current portion of term loans component	$ 65,625	$ —
Other loans	—	2,522
Current portion of long-term debt	$ 65,625	$ 2,522
6.650% Senior Notes due 2026	$ 800,000	$ 800,000
6.600% Senior Notes due 2028	800,000	800,000
6.850% Senior Notes due 2033	550,000	550,000
Credit Facility - term loans component	1,900,000	1,500,000
Securitization Facility	537,000	371,000
Sellers' Note	—	740,466
Other loans	—	3,643
Long-term debt, before unamortized debt discount and issuance costs	4,587,000	4,765,109
Less: unamortized debt discount and issuance costs	(14,111)	(32,053)
Long-term debt, net	$ 4,572,889	$ 4,733,056

Senior Notes

On August 2, 2023, the Company issued and sold (i) $800,000 aggregate principal amount of 6.650% Senior Notes due 2026 (the "2026 Notes"), (ii) $800,000 aggregate principal amount of 6.600% Senior Notes due 2028 (the "2028 Notes") and (iii) $550,000 aggregate principal amount of 6.850% Senior Notes due 2033 (the "2033 Notes" and, together with the 2026 Notes and 2028 Notes, the "Senior Notes"). The Senior Notes were sold in a registered public offering pursuant to the Company's Registration Statement on Form S-3, which became effective upon filing, and a Prospectus Supplement dated July 19, 2023, to a Prospectus dated July 17, 2023.

The Senior Notes were issued pursuant to, and are governed by, an indenture, dated as of August 2, 2023 (the "Base Indenture"), between Concentrix and U.S. Bank Trust Company, National Association, as trustee (the "Trustee"), as supplemented by a first supplemental indenture dated as of August 2, 2023 between Concentrix and the Trustee relating to the 2026 Notes, a second supplemental indenture dated as of August 2, 2023 between Concentrix and the Trustee relating to the 2028 Notes, and a third supplemental indenture dated as of August 2, 2023 between Concentrix and the Trustee relating to the 2033 Notes (such supplemental indentures, together with the Base Indenture, the "Indenture"). The Indenture contains customary covenants and restrictions, including covenants that limit Concentrix Corporation's and certain of its subsidiaries' ability to create or incur liens on shares of stock of certain subsidiaries or on principal properties, engage in sale/leaseback transactions or, with respect to Concentrix Corporation, consolidate or merge with, or sell or lease substantially all its assets to, another person. The Indenture also provides for customary events of default.

The principal amount outstanding on the 2026 Notes as of November 30, 2025 was classified as long-term debt within the consolidated balance sheet based on the Company's ability and intent to refinance on a long-term basis.

Restated Credit Agreement

On April 11, 2025, Concentrix Corporation entered into an Amendment and Restatement Agreement (the "Amendment Agreement") with the lenders party thereto, Bank of America, N.A., as the administrative agent, the L/C issuer and the swing line lender, and JPMorgan Chase Bank, N.A., as the existing administrative agent, the existing L/C issuer and the existing swing line lender, to amend and restate the Company's Amended and Restated Credit Agreement dated as of April 21, 2023 (the "Existing Credit Agreement" and, as so amended and restated by the Amendment Agreement, the "Restated Credit Agreement"). The Amendment Agreement appoints Bank of America, N.A. as the Administrative Agent under the Restated Credit Agreement, as successor to JPMorgan Chase Bank, N.A.

The Restated Credit Agreement provides for (i) an unsecured three-year term loan facility in an aggregate principal amount not to exceed $750,000 (the "New Term Loan Facility"), (ii) an unsecured three-year delayed draw term loan facility in an aggregate principal amount not to exceed $250,000 (the "3-Year DD Term Loan Facility"), which was drawn in full in September 2025, (iii) an unsecured five-year delayed draw term loan facility in an aggregate principal amount not to exceed $500,000 (the "5-Year DD Term Loan Facility", and together with the 3-Year DD Term Loan Facility, the "Delayed Draw Term Loans"), which was drawn in full in September 2025, and (iv) a senior unsecured revolving credit facility not to exceed an aggregate principal amount of $1.1 billion (the "Revolving Credit Facility"). The Restated Credit Agreement also provided for the conversion and continuation of loans in an aggregate principal amount of $750,000 under the Company's prior unsecured term loan facility into loans under an unsecured term loan facility with the same maturity as such converted and continued loans (the "Continued Term Loan Facility"). Aggregate borrowing capacity under the Restated Credit Agreement may be increased by up to an additional $500,000 by increasing the amount of the revolving credit facility commitments or by incurring additional term loans, in each case subject to the satisfaction of certain conditions set forth in the Restated Credit Agreement, including the receipt of additional commitments for such increase(s).

The maturity date of the New Term Loan Facility and the 3-Year DD Term Loan Facility is September 30, 2028. The maturity date of the 5-Year DD Term Loan Facility and the Revolving Credit Facility is April 11, 2030, subject, in the case of the Revolving Credit Facility, to two one-year extensions upon Concentrix' prior notice to the lenders and the agreement of the lenders to extend such maturity date. The maturity date of the Continued Term Loan Facility remains December 27, 2026.

The outstanding principal amount of each of the New Term Loan Facility and the Delayed Draw Term Loans is payable in quarterly installments in an amount equal to 1.25% of the existing principal balance of the applicable term loan, commencing on September 30, 2025, in the case of the New Term Loan Facility, and on March 31, 2026, in the case of the Delayed Draw Term Loans, with the outstanding principal amount of the New Term Loan Facility, the Delayed Draw Term Loans, and the Continued Term Loan Facility due in full on the applicable maturity date.

Borrowings under the Restated Credit Agreement bear interest, in the case of SOFR rate loans, at a per annum rate equal to the applicable SOFR rate (but not less than 0.00%), plus an applicable margin, based on the credit ratings of Concentrix' senior unsecured non-credit enhanced long-term indebtedness for borrowed money plus a credit spread adjustment to the SOFR rate of 0.10%. The applicable margin ranges from 1.000% to 1.500% for the New Term Loan Facility and the 3-Year DD Term Loan Facility, 1.100% to 1.600% for the 5-Year DD Term Loan Facility, 1.125% to 2.000% for the Continued Term Loan Facility, and 0.875% to 1.500% for the Revolving Credit Facility. Borrowings under the Restated Credit Agreement that are base rate loans bear interest at a per annum rate (but not less than 1.0%) equal to (i) the greatest of (A) the "prime rate" (as defined in the Restated Credit Agreement) in effect on such day, (B) the Federal Funds Rate (as defined in the Restated Credit Agreement) in effect on such day plus 0.500%, and (C) the adjusted one-month term SOFR rate plus 1.0% per annum, plus (ii) an applicable margin, based on the credit ratings of Concentrix' senior unsecured non-credit enhanced long-term indebtedness for borrowed money. The applicable margin ranges from 0.000% to 0.500% for the New Term Loan Facility, the 3-Year DD Term Loan Facility, and the Revolving Credit Facility, 0.100% to 0.600% for the 5-Year DD Term Loan Facility, and 0.125% to 1.000% for the Continued Term Loan Facility.

The Restated Credit Agreement contains certain loan covenants that are customary for credit facilities of this type and that restrict the ability of Concentrix and its subsidiaries to take certain actions, including the creation of liens, mergers, consolidations or other fundamental changes to the nature of their business, and, solely with respect to subsidiaries of Concentrix, incurrence of indebtedness. In addition, the Restated Credit Agreement contains financial covenants that require Concentrix to maintain at the end of each fiscal quarter, (i) a consolidated leverage ratio (as defined in the Restated Credit Agreement) not to exceed 3.75 to 1.00 (or for certain periods following certain qualified acquisitions, 4.25 to 1.00) and (ii) a consolidated interest coverage ratio (as defined in the Restated Credit Agreement) no less than 3.00 to 1.00. The Restated Credit Agreement also contains various customary events of default, including payment defaults, defaults under certain other indebtedness, and a change of control of Concentrix.

As of November 30, 2025 and 2024, the outstanding principal balance on the Company's term loans was $1,965,625 and $1,500,000, respectively. During the fiscal year ended November 30, 2025, the Company voluntarily prepaid $275,000 of the principal balance on the Company's term loans, without penalty. The Company also made a required quarterly principal payment of $9,375 during the fourth quarter of fiscal year 2025.

None of Concentrix' subsidiaries guarantee the obligations under the Restated Credit Agreement.

As of November 30, 2025 and 2024, no amounts were outstanding under the Company's revolving credit facility.

Securitization Facility

Under the Securitization Facility, Concentrix Corporation and certain of its U.S. based subsidiaries (the "Originators") sell or otherwise transfer all of their accounts receivable to a special purpose bankruptcy-remote subsidiary of the Company (the "Borrower") that grants a security interest in the receivables to the lenders in exchange for available borrowings. On January 14, 2025, the Company entered into an amendment to the Securitization Facility to increase the commitment of the lenders to provide available borrowings from up to $600,000 to up to $700,000 and extend the termination date of the Securitization Facility from April 24, 2026 to January 14, 2027. For borrowings that are funded by certain lenders through the issuance of commercial paper, the amendment also reduced the spread to the applicable commercial paper rate from 0.80% to 0.75%. Other borrowings bear interest at a per annum rate equal to the applicable SOFR rate (subject to a SOFR related adjustment of 0.10%), plus a spread of 0.90%.

The amount received under the Securitization Facility is recorded as debt on the Company's consolidated balance sheets. Borrowing availability under the Securitization Facility may be limited by the Company's accounts receivable balances, changes in the credit ratings of the clients comprising the receivables, client concentration levels in the receivables, and certain characteristics of the accounts receivable being transferred (including factors tracking performance of the accounts receivable over time).

The Securitization Facility contains various affirmative and negative covenants, including a consolidated leverage ratio covenant that is consistent with the Restated Credit Agreement and customary events of default, including payment defaults, defaults under certain other indebtedness, a change in control of Concentrix Corporation, and certain events negatively affecting the overall credit quality of the transferred accounts receivable.

The Borrower's sole business consists of the purchase or acceptance through capital contributions of the receivables and related security from the Originators and the subsequent retransfer of or granting of a security interest in such receivables and related security to the administrative agent under the Securitization Facility for the benefit of the lenders. The Borrower is a separate legal entity with its own separate creditors who will be entitled, upon its liquidation, to be satisfied out of the Borrower's assets prior to any assets or value in the Borrower becoming available to the Borrower's equity holders, and the assets of the Borrower are not available to pay creditors of the Company and its subsidiaries.

Sellers' Note

On September 25, 2023, as part of the consideration for the Webhelp Combination, Concentrix Corporation issued the Sellers' Note in the aggregate principal amount of €700,000 to certain Sellers. The stated rate of interest associated with the Sellers' Note was two percent (2.00%) per annum, which was below the Company's expected borrowing rate. As a result, the Company discounted the Sellers' Note by €31,500 using an approximate 4.36% imputed annual interest rate. This discounting resulted in an initial value of €668,500 or $711,830. The discounted value was amortized into interest expense over the two-year term.

On September 25, 2025, the Company used the proceeds of the Delayed Draw Term Loans and cash on hand to repay the principal balance and accrued interest on the Sellers' Note. The principal amount outstanding on the Sellers' Note as of November 30, 2024 was classified as long-term debt within the consolidated balance sheet based on the Company's ability and intent to refinance on a long-term basis.

Covenant compliance

As of November 30, 2025 and 2024, Concentrix was in compliance with all covenants for the above arrangements.

Future principal payments

As of November 30, 2025, future principal payments under the above loans for the subsequent fiscal years are as follows:

	Amount
Fiscal Years Ending November 30,	
2026 [(1)]	$ 865,625
2027	1,087,000
2028	1,718,750
2029	25,000
2030	406,250
Thereafter	550,000
Total	$ 4,652,625

[(1)] Includes the 2026 Notes which were classified as long-term debt as of November 30, 2025.

NOTE 9—REVENUE:

Disaggregated revenue

The following table presents the Company's revenue disaggregated by primary industry verticals:

	Fiscal Years Ended November 30,		
	2025	2024	2023
Industry vertical:			
Technology and consumer electronics	$ 2,666,072	$ 2,674,040	$ 2,205,834
Retail, travel and e-commerce	2,433,885	2,361,866	1,448,666
Communications and media	1,592,373	1,527,922	1,117,694
Banking, financial services and insurance	1,536,223	1,455,641	1,091,853
Healthcare	725,283	727,389	696,266
Other	871,935	872,042	554,393
Total	$ 9,825,771	$ 9,618,900	$ 7,114,706

The following table presents the Company's revenue by geographical locations where the Company's services are delivered. Shown below are the countries that account for the Company's revenue for the periods presented:

		Fiscal Years Ended November 30,		
	2025		2024	2023
Revenue by geography:				
Philippines	$ 1,594,559	$ 1,596,578	$ 1,585,878
India	1,126,061	1,054,460	898,250
United States	1,051,700	1,110,763	1,304,797
Great Britain	356,490	394,945	205,437
Germany	334,293	388,005	232,729
Canada	302,085	307,590	317,410
Others	5,060,583	4,766,559	2,570,205
Total	$ 9,825,771	$ 9,618,900	$ 7,114,706

Deferred revenue contract liabilities and deferred costs to obtain or fulfill a contract are not material.

NOTE 10—PENSION AND EMPLOYEE BENEFITS PLANS:

The Company has a 401(k) plan in the United States under which eligible employees may contribute up to the maximum amount as provided by law. Employees become eligible to participate in the 401(k) plan on the first day of the month after their employment date. The Company may make discretionary contributions under the plan. Employees in most of the Company's non-U.S. legal entities are covered by government mandated defined contribution plans. During fiscal years 2025, 2024 and 2023, the Company contributed $127,611, $105,087 and $89,767, respectively, to defined contribution plans.

Defined Benefit Plans

For eligible employees in the United States, the Company maintains a frozen defined benefit pension plan ("the cash balance plan"), which includes both a qualified and non-qualified portion. The pension benefit formula for the cash balance plan is determined by a combination of compensation, age-based credits and annual guaranteed interest credits. The qualified portion of the cash balance plan has been funded through contributions made to a trust fund.

The Company maintains funded or unfunded defined benefit pension or retirement plans for certain eligible employees in the Philippines, Malaysia, India, and France. Benefits under these plans are primarily based on years of service and compensation during the years immediately preceding retirement or termination of participation in the plans.

The Company's measurement date for all defined benefit plans and other post-retirement benefits is November 30. The plan assumptions for both the U.S. and non-U.S. defined benefit pension plans are evaluated annually and are updated as deemed necessary. Net benefit costs related to defined benefit plans were $16,565, $16,097 and $11,328, during fiscal years 2025, 2024 and 2023, respectively.

Components of pension cost for the Company's defined benefit plans are as follows:

		Fiscal Years Ended November 30,		
	2025		2024	2023
Service costs	$ 12,289	$ 9,033	$ 6,937
Interest costs on projected benefit obligation	10,379	10,893	10,306
Expected return on plan assets	(6,918)	(5,295)	(6,208)
Amortization and deferrals, net	1,696	1,457	98
Settlement charges	—	9	195
Curtailment gain	(881)	—	—
Total pension costs	$ 16,565	$ 16,097	$ 11,328

90

Service costs are recorded in cost of services and selling, general and administrative expenses while the remaining components of total pension costs are recorded within other expense (income), net in the consolidated statements of operations.

The funded status of the Company's defined benefit plans is summarized below:

		Fiscal Years Ended November 30,		
		2025		2024
Change in Benefit Obligation:				
Benefit obligation at beginning of year	$	213,865	$	208,565
Service costs		12,289		9,033
Interest costs		10,379		10,893
Actuarial losses		584		6,017
Benefits paid		(20,094)		(17,161)
Settlements		—		(490)
Curtailments		(1,784)		—
Foreign currency adjustments		(1,284)		(2,992)
Projected obligation at end of year	$	213,955	$	213,865
Change in Plan Assets:				
Fair value of plan assets at beginning of year	$	135,923	$	126,752
Actual return on assets		8,395		17,251
Settlements		—		(83)
Employer contributions		4,058		4,442
Benefits paid		(14,815)		(12,279)
Foreign currency adjustments		(670)		(160)
Fair value of plan assets at end of year	$	132,891	$	135,923
Funded Status of Plans:				
Unfunded status	$	81,064	$	77,942

Amounts recognized in the consolidated balance sheet and recorded within other accrued liabilities and other long-term liabilities as of November 30, 2025 and 2024 consist of the following:

		As of November 30,		
		2025		2024
Current liability	$	16,623	$	16,694
Non-current liability		64,441		61,248
Total	$	81,064	$	77,942

The accumulated benefit obligation for all defined benefit pension plans was $192,950 and $213,461 at November 30, 2025 and 2024, respectively.

The following weighted-average rates were used in determining the benefit obligations as of November 30, 2025 and 2024:

	As of November 30,	
	2025	2024
Discount rate	3.6% - 6.1%	3.2% - 6.7%
Interest crediting rate for cash balance plan	4.0 %	4.0 %
Expected rate of future compensation growth	1.5% - 8.0%	2.5% - 7.0%

The following weighted-average rates were used in determining the pension costs for the fiscal years ended November 30, 2025 and 2024:

	Fiscal Years Ended November 30,	
	2025	2024
Discount rate	3.2% - 6.7%	4.0% - 7.5%
Interest crediting rate for cash balance plan	4.0 %	4.0 %
Expected return on plan assets	1.0% - 7.0%	3.6% - 7.1%
Expected rate of future compensation growth	2.5% - 7.5%	1.8% - 8.0%

For the cash balance plan, the discount rate reflects the rate at which benefits could effectively be settled and is based on current investment yields of high-quality corporate bonds. The Company uses an actuarially-developed yield curve approach to match the timing of cash flows of expected future benefit payments by applying specific spot rates along the yield curve to determine the assumed discount rate.

The range of discount rates utilized in determining the pension cost and projected benefit obligation of the Company's defined benefit plans reflects a lower prevalent rate applicable to the frozen cash balance plan for eligible employees in U.S. and a higher applicable rate for the unfunded defined benefit plan for certain eligible employees in the Philippines, France and Malaysia. The plans outside the U.S. represented approximately 42% and 40% of the Company's total projected benefit obligation for all defined benefit plans as of November 30, 2025 and 2024, respectively.

Plan Assets

As of November 30, 2025 and 2024, plan assets for the cash balance plan consisted of common/collective trusts (of which approximately 26% are invested in equity backed funds and approximately 74% are invested in funds in fixed income instruments) and a private equity fund. The Company's targeted allocation was 25% equity and 75% fixed income. The investment objectives for the plan assets are to generate returns that will enable the plan to meet its future obligations. The Company's expected long-term rate of return was determined based on the asset mix of the plan, projected returns, past performance and other factors.

The following table sets forth by level within the fair value hierarchy, total plan assets at fair value as of November 30, 2025 and 2024, including the cash balance plan and other funded benefit plans:

Investments	As of November 30, 2025		As of Quoted Prices in Active Markets for Identical Assets (Level 1)		As of Significant Other Observable Inputs (Level 2)		As of Significant Unobservable Inputs (Level 3)	
Cash and cash equivalents	$	3,682	$	3,682	$	—	$	—
Common/collective trusts:								
Fixed income		86,623		—		86,623		—
U.S. large cap		13,642		—		13,642		—
U.S. small cap		3,489		—		3,489		—
International equity		13,825		—		13,825		—
Governmental bonds		6,873		—		6,873		—
Corporate bonds		4,757		—		4,757		—
Total investments	$	132,891	$	3,682	$	129,209	$	—

Investments	As of November 30, 2024		As of Quoted Prices in Active Markets for Identical Assets (Level 1)		As of Significant Other Observable Inputs (Level 2)		As of Significant Unobservable Inputs (Level 3)	
Cash and cash equivalents	$	3,606	$	3,606	$	—	$	—
Common/collective trusts:								
Fixed income		59,928		—		59,928		—
U.S. large cap		25,924		—		25,924		—
U.S. small cap		7,662		—		7,662		—
International equity		27,168		—		27,168		—
Governmental bonds		8,501		—		8,501		—
Corporate bonds		3,134		—		3,134		—
Total investments	$	135,923	$	3,606	$	132,317	$	—

The Company's cash balance plan holds level 2 investments in common/collective trust funds that are public investment vehicles valued using a net asset value ("NAV") provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund, divided by the number of shares outstanding. The NAV's unit price is quoted on a private market that may not be active. However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market, and valued at the closing price reported on the active market on which those individual securities are traded. The significant investment strategies of the funds are as described in the financial statements provided by each fund. There are no restrictions on redemptions from these funds. Level 3 investments are equity based funds that primarily invest in domestic early stage capital funds.

Benefit Payments

The following table details expected benefit payments for the cash balance plan and other defined benefit plans:

Fiscal Years Ending November 30,

2026	$	30,790
2027		27,236
2028		25,420
2029		23,419
2030		22,260
Thereafter		98,213
Total	$	227,338

The Company expects to make approximately $3,877 in contributions during fiscal year 2026.

NOTE 11—LEASES:

The Company leases certain of its facilities and equipment under operating lease agreements, which expire in various periods through 2036. The Company's finance leases are not material.

The following table presents the various components of operating lease costs:

	Fiscal Years Ended November 30,					
		2025		2024		2023
Operating lease cost	$	323,427	$	295,111	$	216,774
Short-term lease cost		69,823		89,001		21,802
Variable lease cost		53,709		44,237		58,283
Sublease income		(2,959)		(4,492)		(5,394)
Total operating lease cost	$	444,000	$	423,857	$	291,465

The following table presents a maturity analysis of expected undiscounted cash flows for operating leases on an annual basis for the next five fiscal years and thereafter as of November 30, 2025:

Fiscal Years Ending November 30,

2026	$	312,965
2027		251,660
2028		192,770
2029		129,777
2030		71,067
Thereafter		86,524
Total payments		1,044,763
Less: imputed interest*		146,580
Total present value of lease payments	$	898,183

*Imputed interest represents the difference between undiscounted cash flows and discounted cash flows.

The following amounts were recorded in the consolidated balance sheets related to the Company's operating leases:

		As of November 30,		
Description	Balance Sheet location		2025	2024
Operating lease ROU assets	Other assets	$	857,025 $	816,550
Current operating lease liabilities	Other accrued liabilities		256,739	235,912
Non-current operating lease liabilities	Other long-term liabilities		641,444	625,888

The following table presents supplemental cash flow information related to the Company's operating leases. Cash payments related to variable lease costs and short-term leases are not included in the measurement of operating lease liabilities, and, as such, are excluded from the amounts below:

	Fiscal Years Ended November 30,		
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities	$ 345,027	$ 310,859	$ 225,142
Non-cash ROU assets obtained in exchange for lease liabilities	264,095	295,894	152,071

The weighted-average remaining lease term and discount rate as of November 30, 2025 and 2024 were as follows:

	As of November 30,	
	2025	2024
Weighted-average remaining lease term (years)	4.20	4.50
Weighted-average discount rate	6.85 %	6.91 %

NOTE 12—INCOME TAXES:

The sources of income (loss) before the provision for income taxes are as follows:

	Fiscal Years Ended November 30,		
	2025	2024	2023
United States	$ (775,986)	$ 4,279	$ (51,820)
Foreign	(406,236)	294,995	460,048
Total income (loss) before income taxes	$ (1,182,222)	$ 299,274	$ 408,228

Provision for income taxes consists of the following:

	Fiscal Years Ended November 30,		
	2025	2024	2023
Current tax provision:			
Federal	$ 81,553	$ 89,987	$ 78,961
State	28,394	7,734	11,064
Foreign	141,632	185,584	126,072
	$ 251,579	$ 283,305	$ 216,097
Deferred tax benefit:			
Federal	$ (77,575)	$ (104,236)	$ (97,371)
State	(9,809)	(20,462)	(12,850)
Foreign	(67,493)	(110,550)	(11,490)
	(154,877)	(235,248)	(121,711)
Total income tax provision	$ 96,702	$ 48,057	$ 94,386

The following presents the breakdown of net deferred tax liabilities after netting by taxing jurisdiction:

	As of November 30,	
	2025	2024
Deferred tax assets	$ 317,453	$ 218,396
Deferred tax liabilities	296,519	312,574
Total net deferred tax asset (liability)	$ 20,934	$ (94,178)

Net deferred tax liabilities consist of the following:

		As of November 30,		
		2025		2024
Assets:				
Net operating losses	$	172,819	$	172,182
Accruals and other reserves		87,492		78,308
Depreciation and amortization		120,727		107,095
U.S. interest limitation carry forward		88,219		49,481
Share-based compensation expense		24,402		17,714
Deferred revenue		5,764		5,280
Tax credits		5,516		5,082
Foreign tax credit		9,610		5,199
Operating lease liabilities		202,480		201,266
Intercompany loans payable		119,678		110,708
Other		13,548		32,048
Gross deferred tax assets		850,255		784,363
Valuation allowance		(147,609)		(125,163)
Total deferred tax assets	$	702,646	$	659,200
Liabilities:				
Intangible assets	$	447,819	$	529,129
Unremitted non-US earnings		48,952		42,433
Operating lease right-of-use assets		184,941		181,816
Total deferred tax liabilities		681,712		753,378
Net deferred tax asset (liability)	$	20,934	$	(94,178)

The valuation allowance relates primarily to certain federal, state and foreign net operating loss carry forwards, foreign deferred items and state credits. The Company's assessment is that it is not more likely than not that these deferred tax assets will be realized.

A reconciliation of the statutory U.S. federal income tax rate to the Company's effective income tax rate is as follows:

	Fiscal Years Ended November 30,		
	2025	2024	2023
Federal statutory income tax rate	21.0 %	21.0 %	21.0 %
State taxes, net of federal income tax benefit	(1.1)%	(1.8)%	(1.0)%
International rate difference	(1.7)%	(9.0)%	(2.3)%
Withholding taxes	(1.6)%	3.9 %	2.5 %
Uncertain tax benefits	0.4 %	0.7 %	1.3 %
Changes in valuation allowance	(1.4)%	6.5 %	1.7 %
Impact of inclusion of foreign income [1]	(0.1)%	0.3 %	(4.7)%
Impairment charges	(26.7)%	— %	— %
Capital loss	— %	(12.4)%	— %
Other [2]	3.0 %	6.9 %	4.6 %
Effective income tax rate	(8.2)%	16.1 %	23.1 %

(1)   Represents Subpart F income, Base Erosion and Anti-Abuse Tax (BEAT), and Global Intangible Low-Taxed Income (GILTI) (less Section 250 deduction), net of associated foreign tax credits.
(2)   Includes categories of reconciling items that are not individually equal to or greater than 5% for the fiscal year ended November 30, 2025. Includes the effect of foreign tax rate impact to deferred tax liabilities and costs related to future legal entity restructuring for the fiscal year ended November 30, 2024.

The Company's U.S. business has sufficient cash flow and liquidity to fund its operating requirements and the Company expects and intends that profits earned outside the United States will be fully utilized and reinvested outside of the United States with the exception of earnings of certain acquired non-U.S. entities. The Company has recorded deferred tax liabilities related to non-U.S. withholding taxes on the earnings of its non-U.S. subsidiaries likely to be repatriated in the future.

As of November 30, 2025, the Company had approximately $3,265,961 of undistributed earnings of its non-U.S. subsidiaries for which it has not provided for non-U.S. withholding taxes and state taxes because such earnings are intended to be reinvested indefinitely in international operations. It is not practicable to determine the amount of applicable taxes that would be due if such earnings were distributed. Accordingly, the Company has not provisioned U.S. state taxes and non-U.S. withholding taxes on the non-U.S. legal entities for which the earnings are permanently reinvested.

As of November 30, 2025, the Company had net operating loss carry forwards of approximately $302,482 and $26,824 for federal and state purposes, respectively. The federal net operating loss carry forward and the state net operating loss carry forwards will begin to expire in the fiscal year ending November 30, 2026. The Company also had approximately $234,062 of foreign net operating loss carry forwards that will also begin to expire in fiscal year ending November 30, 2026 if not used. In addition, the Company has approximately $15,126 of various federal and state income tax credit carry forwards that, if not used, will begin to expire in the fiscal year ending November 30, 2026. Utilization of the acquired loss carry forwards may be limited pursuant to Section 382 of the Internal Revenue Code of 1986.

The Company enjoys tax holidays in certain jurisdictions, primarily Algeria, China, Colombia, Costa Rica, Dominican Republic, El Salvador, Estonia, Guatemala, Honduras, India, Jamaica, Jordan, Latvia, Madagascar, Nicaragua, the Philippines, and Türkiye. The tax holidays provide for lower or zero rates of taxation and require various thresholds of investment and business activities in those jurisdictions. The estimated tax benefits from the above tax holidays for fiscal years 2025, 2024, and 2023 were approximately $12,172, $17,332, and $7,961, respectively.

The aggregate changes in the balances of gross unrecognized tax benefits, excluding accrued interest and penalties, during fiscal years 2025, 2024, and 2023 were as follows:

Balance as of November 30, 2022	$	70,963
Additions based on tax positions related to the current year		5,819
Additions based on tax positions related to the prior year / acquisition		6,071
Lapse of statute of limitations		(4,938)
Changes due to translation of foreign currencies		1,407
Balance as of November 30, 2023		79,322
Additions based on tax positions related to the current year		11,081
Additions based on tax positions related to the prior year / acquisition		18,576
Lapse of statute of limitations		(8,071)
Changes due to translation of foreign currencies		(132)
Settlements		(428)
Balance as of November 30, 2024		100,348
Additions based on tax positions related to the current year		23,367
Additions based on tax positions related to the prior year		1,197
Lapse of statute of limitations		(42,095)
Changes due to translation of foreign currencies		(643)
Balance as of November 30, 2025	$	82,174

The Company conducts business globally and files income tax returns in various U.S. and non-U.S. jurisdictions. The Company is subject to continuous examination and audits by various tax authorities. Significant audits are underway in the United States and India. The Company is not aware of any material exposures arising from these tax audits or in other jurisdictions not already provided for.

Although timing of the resolution of audits and/or appeals is highly uncertain, the Company believes it is reasonably possible that the total amount of unrecognized tax benefits as of November 30, 2025 could decrease between $10,610 and $14,053 in the next twelve months. The Company is no longer subject to U.S. federal income tax audit for returns covering years through fiscal year 2021. The Company is no longer subject to non-U.S. or U.S. state income tax audits for returns covering years through fiscal year 2008 and fiscal year 2020, respectively.

The liability for unrecognized tax benefits, including interest and penalties, was $95,034 and $112,961 at November 30, 2025 and November 30, 2024, respectively, and is included in other long-term liabilities in the consolidated balance sheets. As of November 30, 2025 and 2024, $88,130 and $60,512 of the total unrecognized tax benefits, net of federal benefit, would affect the effective tax rate, if realized. The Company's policy is to include interest and penalties related to income taxes, including unrecognized tax benefits, within the provision for income taxes. As of November 30, 2025 and 2024, the Company had accrued $12,860 and $12,613, respectively, in income taxes payable related to accrued interest and penalties.

NOTE 13—COMMITMENTS AND CONTINGENCIES:

From time to time, the Company receives notices from third parties, including customers and suppliers, seeking indemnification, payment of money, or other actions in connection with claims made against them. Also, from time to time, the Company has been involved in various bankruptcy preference actions where the Company was a supplier to the companies now in bankruptcy. In addition, the Company is subject to various other claims, both asserted and unasserted, that arise in the ordinary course of business. The Company evaluates these claims and records the related liabilities. It is possible that the liabilities ultimately incurred by the Company could differ from the amounts recorded.

The Company does not believe that the above commitments and contingencies will have a material adverse effect on the Company's results of operations, financial position or cash flows.

NOTE 14—EARNINGS (LOSS) PER SHARE:

Basic and diluted earnings (loss) per common share ("EPS") are computed using the two-class method, which is an earnings allocation formula that determines EPS for each class of common stock and participating security.

	Fiscal Years Ended November 30,		
	2025	2024	2023
Basic earnings (loss) per common share:			
Net income (loss)	$ (1,278,924)	$ 251,217	$ 313,842
Less: net income allocated to participating securities[1]	(4,103)	(9,504)	(6,001)
Net income (loss) attributable to common stockholders	$ (1,283,027)	$ 241,713	$ 307,841
Weighted-average number of common shares - basic	63,012	64,977	53,801
Basic earnings (loss) per common share	$ (20.36)	$ 3.72	$ 5.72
Diluted earnings (loss) per common share:			
Net income (loss)	$ (1,278,924)	$ 251,217	$ 313,842
Less: net income allocated to participating securities[1]	(4,103)	(9,490)	(5,978)
Net income (loss) attributable to common stockholders	$ (1,283,027)	$ 241,727	$ 307,864
Weighted-average number of common shares - basic	63,012	64,977	53,801
Effect of dilutive securities:			
Stock options and certain restricted stock units[2]	—	97	209
Weighted-average number of common shares - diluted	63,012	65,074	54,010
Diluted earnings (loss) per common share	$ (20.36)	$ 3.71	$ 5.70

(1) Restricted stock awards and certain restricted stock units granted to employees by the Company are considered participating securities. For the fiscal year ended November 30, 2025, participating securities did not participate in net losses prior to dividends. As a result, the allocation in fiscal 2025 represents dividends paid to participating securities.

(2) As a result of the Company's net loss for the fiscal year ended November 30, 2025, the effect of stock options and other certain restricted stock units awards would be antidilutive. As a result, they have been excluded from the diluted EPS calculation for the fiscal year ended November 30, 2025.

NOTE 15—STOCKHOLDERS' EQUITY:

Share repurchase program

In September 2021, the Company's board of directors authorized the repurchase of up to $500,000 of the outstanding shares of Concentrix common stock from time to time as market and business conditions warrant, including through open market purchases or Rule 10b5-1 trading plans. In January 2025, the Company's board of directors extended the share repurchase program by authorizing an increase of the amount remaining for share repurchases under the existing share repurchase authorization to $600,000. The repurchase program has no termination date and may be suspended or discontinued at any time.

During the fiscal years ended November 30, 2025 and 2024 under the share repurchase program, the Company repurchased 3,557 and 2,201 shares, respectively, of its common stock for an aggregate purchase price of $168,708 and $136,096, respectively. The share repurchases were made on the open market and the shares repurchased by the Company are held in treasury for general corporate purposes. At November 30, 2025, approximately $439,468 remained available for share repurchases under the existing authorization from the Company's board of directors.

During December 2025, the Company repurchased 256 shares of Concentrix common stock under the repurchase program for an aggregate purchase price of $9,911.

Dividends

During fiscal years 2025 and 2024, the Company paid the following dividends per share approved by the Company's board of directors:

Announcement Date	Record Date	Per Share Dividend Amount	Payment Date
January 24, 2024	February 5, 2024	$0.3025	February 15, 2024
March 26, 2024	April 26, 2024	$0.3025	May 7, 2024
June 26, 2024	July 26, 2024	$0.3025	August 6, 2024
September 25, 2024	October 25, 2024	$0.33275	November 5, 2024
January 15, 2025	January 31, 2025	$0.33275	February 11, 2025
March 26, 2025	April 25, 2025	$0.33275	May 6, 2025
June 26, 2025	July 25, 2025	$0.33275	August 5, 2025
September 25, 2025	October 24, 2025	$0.36	November 4, 2025

On January 13, 2026, the Company announced a cash dividend of $0.36 per share to stockholders of record as of January 30, 2026, payable on February 10, 2026.

NOTE 16—SEGMENT REPORTING:

The Company operates as one operating segment. The Company's CODM is its President and Chief Executive Officer, who reviews financial information presented on a consolidated basis. The CODM uses consolidated net income (loss) and operating income (loss) to assess financial performance, allocate resources, and make key operating decisions. The following table presents selected financial information, including significant segment expenses, with respect to the Company's single operating segment for the fiscal years ended November 30, 2025, 2024 and 2023:

	Fiscal Years Ended November 30,		
	2025	2024	2023
Revenue	$ 9,825,771	$ 9,618,900	$ 7,114,706
Cost of revenue [1]	6,359,357	6,150,666	4,535,003
Selling, general and administrative expenses [2]	1,997,095	1,913,309	1,397,914
Acquisition-related, integration and restructuring expenses	101,468	156,771	69,674
Share-based compensation expense	97,875	95,922	62,493
Amortization of intangible assets	434,332	458,925	214,832
Impairment charges	1,527,726	—	—
Depreciation expense	226,101	246,920	173,463
Operating income (loss)	(918,183)	596,387	661,327
Interest expense and finance charges, net	290,349	321,828	201,004
Other expense (income), net	(26,310)	(24,715)	52,095
Provision for income taxes	96,702	48,057	94,386
Net income (loss)	$ (1,278,924)	$ 251,217	$ 313,842

(1) Exclusive of depreciation expense and acquisition-related, integration and restructuring expenses.

(2) Exclusive of depreciation expense, amortization of intangible assets, acquisition-related, integration and restructuring expenses, and share-based compensation expense.

For fiscal years 2025 and 2024, acquisition-related, integration and restructuring expenses, primarily included integration costs associated with our combination with Webhelp and restructuring expenses. These costs primarily included severance and employee-related costs, costs associated with facilities consolidation, including lease terminations to integrate the businesses, and information technology system consolidation costs. For fiscal year 2023, acquisition-related, integration and restructuring expenses primarily consisted of acquisition-related and integration costs associated with our combination with Webhelp, including legal and professional services.

ITEM 9. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROL AND PROCEDURES

Evaluation of disclosure controls and procedures

Based on the evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as required by Rules 13a-15(b) or 15d-15(b) under the Exchange Act, our principal executive officer and principal financial officer have concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by Concentrix in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including the principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Report of management on internal control over financial reporting

Management's Report on Internal Control over Financial Reporting, as of November 30, 2025, appears in Part II, Item 8, of this Annual Report on Form 10-K, and is incorporated herein by reference.

The effectiveness of the Company's internal control over financial reporting, as of November 30, 2025, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which appears in Part II, Item 8, of this Annual Report on Form 10-K.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during our fourth fiscal quarter of fiscal year 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on controls

Our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives as specified above. Management does not expect, however, that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 trading arrangements

During the three months ended November 30, 2025, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Certain information required by this Item 10 is incorporated by reference to the material under the headings "Board of Directors," "Board Committees," "Proposals Requiring Your Vote—Proposal No. 1: Election of Directors," and "Our Executive Officers" in the Company's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, which we will file with the SEC not later than April 1, 2026.

Item 405 of Regulation S-K calls for disclosure of any known late filing or failure by an insider to file a report required by Section 16(a) of the Exchange Act. To the extent disclosure for delinquent reports is being made, it can be found under the caption "Delinquent Section 16(a) Reports" in the Company's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, which we will file with the SEC not later than April 1, 2026, and is incorporated herein by reference.

Our Code of Ethical Business Conduct, with which our directors, officers and staff must comply, establishes legal and ethical standards for conducting our business, including in accordance with applicable Nasdaq listing standards and SEC regulations. Our Code of Ethical Business Conduct is available free of charge on the "Governance—Governance Documents" page of the Investors section of our website at www.concentrix.com, and a copy may also be obtained, upon request, from our Corporate Secretary at 39899 Balentine Drive, Suite 235, Newark, California, 94560. Future waivers from, or amendments to, our Code of Ethical Business Conduct that apply to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions will be timely posted on the webpage referenced in this paragraph.

We have an insider trading policy governing the purchase, sale, and other dispositions of our securities that applies to all of our personnel, including directors, officers, game-changers, and other covered persons. We also follow such procedures, as applicable, for the repurchase of our securities. We believe that our insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and listing standards applicable to us. A copy of our insider trading policy, the Concentrix Corporation Securities Trading Policy, is filed as Exhibit 19.1 to this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated by reference to the material under the headings "Board Committees—Compensation Committee," "Director Compensation," "Compensation Discussion and Analysis," "2025 Summary Compensation Table," "Grants of Plan-Based Awards in Fiscal Year 2025," "Outstanding Equity Awards at 2025 Fiscal Year-End," "Option Exercises and Stock Vested in Fiscal Year 2025," "Pension Benefits," "Potential Payments upon Termination or in Connection with a Change of Control," "CEO Pay Ratio," "Pay Versus Performance," and "Corporate Governance—Risk Management" in the Company's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, which we will file with the SEC not later than April 1, 2026.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 is incorporated by reference to the material under the headings "Beneficial Ownership of Securities" and "Equity Compensation Plan Information" in the Company's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, which we will file with the SEC not later than April 1, 2026.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated by reference to the material under the headings "Corporate Governance—Related Party Transactions" and "Board of Directors—Director Independence" in the Company's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, which we will file with the SEC not later than April 1, 2026.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 is incorporated by reference to the material under the heading "Proposals Requiring Your Vote—Proposal No. 2: Ratification of Appointment of Independent Registered Public Accounting Firm" in the Company's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, which we will file with the SEC not later than April 1, 2026.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

The consolidated financial statements of the Company filed as part of this Annual Report on Form 10-K are included in Item 8. Financial Statements and Supplementary Data.

(a)(2) Financial Statement Schedules

Schedules Omitted

Schedules other than Schedule II are omitted because they are not required or applicable under instructions contained in Regulation S-X or because the information called for is shown in the consolidated financial statements.

CONCENTRIX

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the Fiscal Years Ended November 30, 2025, 2024 and 2023

(in thousands)

| | Balances at Beginning of Fiscal Year | Additions/Deductions | | Additions from Acquisitions | | Reclassifications and Write-offs | | Balances at End of Fiscal Year | |
		Charged to Revenue and Expense, net							
Fiscal Year Ended November 30, 2025									
Allowance for deferred tax assets	$	125,163	$	19,084	$	—	$	3,362	$	147,609
Fiscal Year Ended November 30, 2024									
Allowance for deferred tax assets	$	117,679	$	40,340	$	—	$	(32,856)	$	125,163
Fiscal Year Ended November 30, 2023									
Allowance for deferred tax assets	$	103,169	$	4,823	$	11,760	$	(2,073)	$	117,679

(a)(3) Exhibits

Exhibit No.	Exhibit Description
2.1	Share Purchase and Contribution Agreement, dated June 12, 2023, by and among Concentrix Corporation, OSYRIS S.à r.l., Marnix Lux SA, the other beneficiaries party thereto, and Sandrine Asseraf as the PoA Seller Representative (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 12, 2023).*
2.2	First Amendment to Share Purchase and Contribution Agreement, dated July 14, 2023, by and among Concentrix Corporation, OSYRIS S.à r.l., Marnix Lux SA, Sandrine Asseraf as the PoA Seller Representative, Priscilla Maters, as the representative of the GBL Sellers and Frédéric Jousset, and Sapiens, as the representative of the Non-PoA Sellers (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 17, 2023).*
3.1	Composite Amended and Restated Certificate of Incorporation of Concentrix Corporation filed on December 2, 2020, as amended by the Certificate of Amendment of the Certificate of Incorporation of Concentrix Corporation, filed March 25, 2025 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed on April 4, 2025).
3.2	Amended and Restated Bylaws of Concentrix Corporation, as amended (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report filed on April 4, 2025).
4.1	Description of Securities.
4.2	Indenture, dated as of August 2, 2023, by and between Concentrix Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 2, 2023).
4.3	First Supplemental Indenture, dated as of August 2, 2023, by and between Concentrix Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 2, 2023).
4.4	Second Supplemental Indenture, dated as of August 2, 2023, by and between Concentrix Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on August 2, 2023).
4.5	Third Supplemental Indenture, dated as of August 2, 2023, by and between Concentrix Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on August 2, 2023).
10.1	Amendment and Restatement Agreement, dated as of April 11, 2025, by and among Concentrix Corporation, the lenders party thereto, Bank of America, N.A., and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 11, 2025).
10.2	Receivables Financing Agreement, dated as of October 30, 2020, by and among Concentrix Receivables, Inc., as borrower, the Company, as initial servicer, the lenders party thereto, and PNC Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Company's Registration Statement on Form 10 filed on October 30, 2020).
10.3	Receivables Purchase Agreement, dated as of October 30, 2020, by and among Concentrix Receivables, Inc., the Company, as servicer, and the subsidiaries of the Company named therein, as originators (incorporated by reference to Exhibit 10.8 to Amendment No. 2 to the Company's Registration Statement on Form 10 filed on October 30, 2020).

10.4	First Omnibus Amendment, dated as of May 5, 2021, by and among the Company, as servicer, Concentrix Receivables, Inc., as borrower, the subsidiaries of the Company named therein, as originators, the lenders party thereto, and PNC Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on July 9, 2021).
10.5	Second Amendment to Receivables Financing Agreement, dated as of July 6, 2022, by and among Concentrix Receivables, Inc., as borrower, the Company, as servicer, the lenders party thereto, and PNC Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on July 8, 2022).
10.6	Third Amendment to Receivables Financing Agreement, dated as of April 25, 2024, by and among Concentrix Receivables, Inc., as borrower, the Company, as servicer, the group agents and the lenders party thereto, and PNC Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 26, 2024).
10.7	Fourth Amendment to Receivables Financing Agreement, dated as of January 14, 2025, by and among Concentrix Receivables, Inc., as borrower, the Company, as servicer, the group agents and the lenders party thereto, and PNC Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 21, 2025).
10.8	Fifth Amendment to Receivables Financing Agreement, dated as of April 11, 2025, by and among Concentrix Receivables, Inc., as borrower, the Company, as servicer, the group agents and the lenders party thereto, and PNC Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on April 11, 2025).
10.9	Put Option Agreement, dated as of March 29, 2023, by and among Concentrix Corporation, OSYRIS S.à r.l., Marnix Lux SA, the other beneficiaries party thereto, and Sandrine Asseraf as the PoA Seller Representative, including the form of Sellers' Note set forth as Schedule 7 thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 31, 2023).*
10.10	Investor Rights Agreement, dated as of March 29, 2023, by and among Concentrix Corporation and the initial stockholders party thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on March 31, 2023).*
10.11	Commitment Letter, dated as of March 29, 2023, by and between Concentrix Corporation and JPMorgan Chase Bank, N.A (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on March 31, 2023).
10.12	Sellers' Note, dated September 25, 2023, by and among Concentrix Corporation and certain holders party thereto (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on September 25, 2023).
10.13	Form of Stock Restriction Agreement by and between Concentrix Corporation and the shareholders of Marnix Lux SA party thereto (incorporated by reference to Exhibit E to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 17, 2023).
10.14	Offer Letter, dated as of November 24, 2020, by and between the Company and Christopher Caldwell (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 25, 2020).†

10.15	Concentrix Corporation Amended and Restated 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 29, 2024).†
10.16	Form of Restricted Stock Unit Award Agreement under the Concentrix Corporation 2020 Stock Incentive Plan (Non-Employee Directors) (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K filed on January 28, 2025).†
10.17	Form of Stock Option Award Agreement under the Concentrix Corporation 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 22, 2021).†
10.18	Form of Restricted Stock Award Agreement under the Concentrix Corporation 2020 Stock Incentive Plan (2022) (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K filed on January 28, 2022).†
10.19	Form of Restricted Stock Unit Award Agreement under the Concentrix Corporation 2020 Stock Incentive Plan (2022) (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K filed on January 28, 2022).†
10.20	Form of Performance Restricted Stock Unit Award Agreement under the Concentrix Corporation 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K filed on January 28, 2022).†
10.21	Form of Restricted Stock Unit Award Agreement under the Concentrix Corporation 2020 Stock Incentive Plan (2023) (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K filed on January 29, 2024).†
10.22	Form of Performance Restricted Stock Unit Award Agreement under the Concentrix Corporation 2020 Stock Incentive Plan (TSR 2025).†
10.23	Form of Performance Restricted Stock Unit Award Agreement under the Concentrix Corporation 2020 Stock Incentive Plan (2025).†
10.24	Concentrix Corporation 2020 Employee Stock Purchase Plan, as amended.†
10.25	Concentrix Corporation Change of Control Severance Plan (incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed on December 2, 2020).†
10.26	Form of Indemnification Agreement between the Company and individual directors and officers (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Registration Statement on Form 10 filed by Concentrix Corporation on October 13, 2020 (File No. 001-39494)).†
10.27	Service Agreement, effective as of January 7, 2019, by and between Concentrix CVG CMG UK Limited and Cormac Twomey (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K filed on February 16, 2021).†
10.28	Service Agreement, dated January 30, 2025, by and between Concentrix TSC UK Ltd and Craig Gibson (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on April 4, 2025).†
16.1	Letter from KPMG LLP (incorporated by reference to Exhibit 16.1 to the Company's Current Report on Form 8-K filed on October 30, 2024).
19.1	Concentrix Corporation Securities Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K filed on January 28, 2025).
21.1	Subsidiaries of the Company.

23.1	Consent of Ernst & Young LLP.
23.2	Consent of KPMG LLP.
24.1	Power of Attorney (included on signature page of this report).
31.1	Certification of Chief Executive Officer pursuant to Rule 13a- 14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a- 14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Concentrix Corporation Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed on January 29, 2024).
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit 101).

* Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Concentrix Corporation hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

†Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2026

CONCENTRIX CORPORATION

By: /s/ Christopher Caldwell
     Christopher Caldwell
     President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Christopher Caldwell and Andre Valentine, and each of them, his true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Christopher Caldwell Christopher Caldwell	President and Chief Executive Officer (Principal Executive Officer) and Director	January 28, 2026
/s/ Andre Valentine Andre Valentine	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	January 28, 2026
/s/ Teh-Chien Chou Teh-Chien Chou	Director	January 28, 2026
/s/ LaVerne Council LaVerne Council	Director	January 28, 2026

/s/ Jennifer Deason	Director	January 28, 2026
Jennifer Deason		
/s/ Nicolas Gheysens	Director	January 28, 2026
Nicolas Gheysens		
/s/ Kathryn Hayley	Director	January 28, 2026
Kathryn Hayley		
/s/ Kathryn Marinello	Director	January 28, 2026
Kathryn Marinello		
/s/ Dennis Polk	Director	January 28, 2026
Dennis Polk		
/s/ Ann Vezina	Director	January 28, 2026
Ann Vezina		



concentrix

2026

Proxy Statement







Letter to our Stockholders

Dear Concentrix Corporation Stockholder:

We invite you to attend our 2026 Annual Meeting of Stockholders, which will be held at 9:00 a.m. Eastern Daylight Time on Wednesday, March 25, 2026. The Annual Meeting will again be held in a virtual format to provide a convenient experience for all of our stockholders. Stockholders who held shares of Concentrix Corporation common stock as of the record date of January 27, 2026 will be able to attend the meeting by logging in at *www.virtualshareholdermeeting.com/CNXC2026*. Details regarding attending and voting at the Annual Meeting and the business to be conducted at the meeting are described in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement.

Your vote is very important to our Board of Directors. Whether or not you attend the Annual Meeting, we encourage you to vote your shares of Concentrix Corporation common stock on the Internet, by toll-free telephone call or, if you have requested a paper copy of our proxy materials, by signing, dating, and returning the proxy card in the envelope provided.

Thank you for your ongoing support of, and continued interest in, Concentrix Corporation.

Sincerely,

Kathryn Marinello
Chair of the Board

Chris Caldwell
Chief Executive Officer

February 13, 2026

NOTICE OF 2026 ANNUAL MEETING OF STOCKHOLDERS



39899 Balentine Drive, Suite 235
Newark, California 94560

Date:	Record Date:	Time:	Attendance:
Wednesday, March 25, 2026	Tuesday, January 27, 2026	9:00 a.m. EDT	*www.virtualshareholdermeeting.com/CNXC2026*

The 2026 Annual Meeting of Stockholders of Concentrix Corporation will be held in a virtual meeting format at *www.virtualshareholdermeeting.com/CNXC2026*, on Wednesday, March 25, 2026 at 9:00 a.m. Eastern Daylight Time.

Items of Business

1. Election of nine directors nominated by our Board of Directors and named in this Proxy Statement.

2. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2026.

3. Approval, on an advisory basis, of the compensation of our named executive officers.

4. Approval of an amendment to the Concentrix Corporation 2020 Stock Incentive Plan, as amended (the "2020 Plan"), to increase the number of shares available for issuance thereunder.

5. Such other business as may be properly be brought before the meeting.

The Proxy Statement following this Notice describes these matters in detail. We have not received notice of any other proposals to be presented at the Annual Meeting.

You may attend and vote at the Annual Meeting if you were a Concentrix Corporation stockholder of record at the close of business on January 27, 2026, the record date for the Annual Meeting. Your vote is important. Whether or not you plan to attend the Annual Meeting, please vote your shares of Concentrix Corporation common stock promptly on the Internet, by toll-free telephone call, or, if you have requested a paper copy of our proxy materials, by signing, dating, and returning the proxy card in the envelope provided. Voting your shares prior to the Annual Meeting will not prevent you from changing your vote through the virtual meeting platform if you choose to attend the meeting.

By order of the Board of Directors,

Jane C. Fogarty
Executive Vice President, Legal

Newark, California
February 13, 2026

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding our expected future financial condition, growth, and results of operations, including revenue, operating income, free cash flow, share repurchases, and dividends and statements that include words such as believe, expect, may, will, provide, could, and should, and other similar expressions. These forward-looking statements are inherently uncertain and involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, the risk factors contained in our Annual Report on Form 10-K for the fiscal year ended November 30, 2025 filed with the Securities and Exchange Commission (the "SEC") and subsequent SEC filings. We do not undertake a duty to update forward-looking statements, which speak only as of the date on which they are made.



PROXY STATEMENT

OVERVIEW OF PROXY STATEMENT AND 2026 ANNUAL MEETING

The following summary highlights information contained elsewhere in this Proxy Statement to assist you in reviewing the matters to be considered at the Concentrix Corporation 2026 Annual Meeting of Stockholders. In this Proxy Statement, "we," the "Company," and "Concentrix" refer to Concentrix Corporation and "game-changers" refers to our employees. The summary does not contain all of the information that you should consider, and you should carefully read the entire Proxy Statement, as well as our Annual Report on Form 10-K for the year ended November 30, 2025, before voting. This Proxy Statement and a proxy card are first being sent to stockholders on or about February 13, 2026.

Attending the Annual Meeting	
Date and Time:	**Record Date:**
March 25, 2026	January 27, 2026
9:00 a.m. Eastern Daylight Time	

Virtual Meeting Platform: *www.virtualshareholdermeeting.com/CNXC2026*

Voting at the Annual Meeting			
Telephone:	**Online:**	**Mail:**	**At the Meeting:**
(800) 690-6903	*www.proxyvote.com*	Return proxy card	Through the virtual
24 hours a day	24 hours a day	in the postage-paid	meeting platform
7 days a week	7 days a week	envelope provided	



Concentrix at a Glance

We are a global technology and services leader that powers exceptional brand experiences and digital operations for more than 2,000 clients across the globe. We design, build, and run fully integrated, end-to-end solutions – including customer experience (“CX”) process optimization, technology innovation and design engineering, front- and back-office automation, analytics and business transformation services – for clients in five primary industry verticals. Our solutions help our clients drive deep understanding, full lifecycle engagement, and differentiated customer experiences for their brands.

2025 AT-A-GLANCE

$9.8B
revenue FY 2025

16+ years
average tenure of our top 30 clients

2000+
clients

70+ countries

160+
Fortune Global 500 clients

300+
patents, IP & proprietary technology

2025 Snapshot

2025 was a year of continued evolution for Concentrix as we accelerated our progress toward becoming a leading intelligent transformation partner. We continued to focus on complex work and high-value services to strengthen positioning with clients and provide a foundation for future growth. We further diversified our business mix and are increasingly being recognized by enterprise clients as a trusted end-to-end solutions partner. Our 2025 results reflected our steadfast commitment to advance our business to meet evolving client demand while creating value for our stockholders. We delivered revenue of approximately $9.8 billion, representing year-over-year growth of 2.2% as reported and 2.1% on a constant currency basis. We returned approximately $258 million to stockholders through share repurchases and dividends during the year, while reducing our net indebtedness by approximately $184 million. We were also disciplined in driving efficiencies in our business through the investment in and deployment of technology to position our business for the future. Our Intelligent Experience (“iX”) suite of products made further progress with clients, particularly our iX Hero solution that augments human advisors.

Fiscal 2025 Financial Highlights

	Fiscal Year Ended		
	November 30, 2025	November 30, 2024	Change
Revenue *($ millions)*	$ 9,825.8	$ 9,618.9	2.2 %
Operating income (loss) *($ millions)*	$ (918.2)	$ 596.4	NM
Non-GAAP operating income *($ millions)* [(1)]	$ 1,253.5	$ 1,317.9	(4.9)%
Operating margin	(9.3)%	6.2 %	NM
Non-GAAP operating margin [(1)]	12.8 %	13.7 %	(90) bps
Net income (loss) ($ millions)	$ (1,278.9)	$ 251.2	NM
Non-GAAP net income ($ millions)	$ 743.4	$ 772.3	(3.7)%
Adjusted EBITDA *($ millions)* [(1)]	$ 1,469.3	$ 1,554.9	(5.5)%
Adjusted EBITDA margin [(1)]	15.0 %	16.2 %	(120) bps

[(1)] See page 40 of our Annual Report on Form 10-K for the fiscal year ended November 30, 2025 for reconciliations of each non-GAAP measure to its most directly comparable GAAP measure.
NM Not Meaningful - Change greater than 100% or 1,000 bps.

Fiscal 2025 Awards and Recognition Highlights

- We rose to #426 on the *Fortune* 500®, placing for the second consecutive year.

- We were honored with 70 client awards and 195 industry awards, including recognition by Union Pacific Railroad as a 2025 Sustainability Partner and ranking #2 on the Inspiring Workplaces Group's 2025 Global Top 100 Inspiring Workplaces.

- We were distinguished by Everest Group Research in 2025 as a leader and star performer for global customer experience management, including recognition as a leader in each of the Americas, APAC and EMEA regions for the fourth consecutive year.

Additional information about our fiscal year 2025 performance is set forth in our Annual Report on Form 10-K, which was filed with the SEC on January 28, 2026.

We publish an annual Sustainability Report that is available on our website, which outlines our long-term ESG goals, how these commitments align with the Sustainable Development Goals established by the United Nations, and updates stakeholders on our progress toward these goals.



Annual Meeting Agenda			
Proposal 1:	Proposal 2:	Proposal 3:	Proposal 4:
Election of Directors (see page 23)	Ratification of Appointment of Ernst & Young LLP	Advisory Vote on Executive Compensation	2020 Plan Amendment
✓			

The following table provides summary information about our nine director nominees, seven of whom currently serve on our Board of Directors. Concentrix is committed to diversity and inclusion across our organization and believes this starts with our highly skilled and diverse Board. Our Board of Directors recommends that you vote **FOR** each of the director nominees.

Name and Principal Occupation	Age	Director Since	Independent	Current Committees
Chris Caldwell *President and CEO,* *Concentrix Corporation*	53	2020	No	Executive
Chih-Kai Cheng *Co-founder, General Partner, and* *Venture Partner,* *Acorn Pacific Ventures*	70	Nominee	Yes	None
LaVerne H. Council *Chief Executive Officer,* *Emerald One, LLC*	64	2020	Yes	Audit, Compensation
Jennifer Deason *Former Chief Executive Officer,* *Home Partners of America*	50	2020	Yes	Audit, Nominating and Governance
Kathryn Hayley *Chief Executive Officer,* *Rosewood Advisory Services, LLC*	67	2020	Yes	Compensation (Chair), Executive, Nominating and Governance
Kathryn Marinello *Former Chief Executive Officer,* *PODS*	69	2020	Yes	Executive (Chair)
Bilge Ogut *Executive,* *Groupe Bruxelles Lambert SA*	54	Nominee	No	None
Dennis Polk *Hyve Solutions Executive,* *TD SYNNEX Corporation*	59	2020	Yes	None
Ann Vezina *Chair of the Board,* *TD SYNNEX Corporation*	62	2020	Yes	Compensation, Executive, Nominating and Governance (Chair)

Building the Right Board for Concentrix

We have a highly effective and engaged Board and believe that a diversity of thought, experiences, and perspectives meaningfully contribute to the ability of boards to serve as effective, engaged stewards of stockholders' interests. We believe that the composition of our director nominees fosters a wide range of perspectives and will contribute to an effective decision-making process.



Independence

78%

22%

78% independent (director nominees)

Tenure

3-5 years

0-3 years

3.9 years average tenure (director nominees)

Age

65-70 years

60-64 years

55-59 years

50-54 years

60.9 years average age (director nominees)

Board Composition

78%

22%

78% gender and/or racial/ethnic diversity (director nominees)

Proposal 1:	Proposal 2:	Proposal 3:	Proposal 4:
Election of Directors	**Ratification of Appointment of Ernst & Young LLP** (see page 28)	Advisory Vote on Executive Compensation	2020 Plan Amendment
	✓		

Ernst & Young LLP has served as the Company's independent registered public accounting firm since fiscal year 2025. Our Board of Directors recommends that you vote **FOR** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2026.

Proposal 1:	Proposal 2:	Proposal 3:	Proposal 4:
Election of Directors	Ratification of Appointment of Ernst & Young LLP	**Advisory Vote on Executive Compensation** (see page <u>29</u>) 	2020 Plan Amendment

Consistent with SEC regulations, we are holding a non-binding advisory vote on executive compensation, commonly known as "say-on-pay," to provide our stockholders with an opportunity to express their views on our named executive officers' compensation.

Our executive compensation program is designed to support our culture, to attract, retain, and motivate executives who can contribute to our future success as a global organization, and to reinforce the achievement of strategic financial metrics aligned with long-term sustainable profitability and growth. The program emphasizes pay-for-performance, with a significant portion of executive compensation at risk and subject to the achievement of performance metrics that are aligned to our strategy and long-term stockholder value. This includes our performance-based equity incentive program under which at least 50% of our executive officers' long-term compensation is comprised of performance-based restricted stock units. See "Compensation Discussion and Analysis" in this Proxy Statement for a discussion of our executive compensation program and the compensation earned by our executive officers in fiscal year 2025.

Our executive compensation program and compensation philosophy is also supported by policies and practices that reflect our commitment to do right by and for people, including the following:

What We Do	What We Do Not Do
☑ Balance cash and equity compensation with a strong emphasis on pay-for-performance and at-risk compensation	☒ No guaranteed minimum payouts or uncapped incentive award opportunities
☑ Enhance retention and alignment with long-term stockholder value through multi-year performance periods and vesting cycles	☒ No excessive perquisites or personal benefits for executive officers
☑ Provide incentive award opportunities based on metrics that promote long-term stockholder value	☒ No easily achievable target performance goals
☑ Require executive officers and directors to own and retain shares of Common Stock that have significant value to strengthen alignment with stockholder interests	☒ No hedging transactions, short sales, or other derivative transactions in our Common Stock by our directors, officers and game-changers
☑ Assess the competitiveness of our executive compensation program by comparison to a group of peer companies	☒ No single-trigger change of control benefits or special retirement plans for executive officers
☑ Maintain a robust clawback policy that provides for the recoupment of incentive compensation in compliance with applicable law	☒ No tax gross-up payments for executive officers for a change of control

Our Board of Directors recommends that you vote **FOR** the approval, on an advisory basis, of the compensation of our named executive officers.

Proposal 1:	Proposal 2:	Proposal 3:	**Proposal 4:**
Election of Directors	Ratification of Appointment of Ernst & Young LLP	Advisory Vote on Executive Compensation	**2020 Plan Amendment** (see page <u>30</u>)
			

We are asking stockholders to approve an amendment to the Concentrix Corporation 2020 Stock Incentive Plan, as amended (the "2020 Plan"), to increase the number of shares available for issuance thereunder (the "2020 Plan Amendment").

Our Board of Directors recommends that you vote **FOR** the approval of the 2020 Plan Amendment.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE CONCENTRIX CORPORATION ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MARCH 25, 2026:

This Proxy Statement is being furnished to you in connection with the solicitation by the Company's Board of Directors (the "Board") of proxies to be used at our 2026 Annual Meeting of Stockholders (the "Annual Meeting") and any adjournments or postponements thereof. As permitted by SEC rules, we are furnishing our proxy materials, which include our 2025 Annual Report to Stockholders and this Proxy Statement, to stockholders by providing access to the proxy materials on the Internet at *www.proxyvote.com*. We are mailing stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access the proxy materials and how to vote by proxy online. Stockholders can request a printed copy of the proxy materials by following the instructions in the Notice.

ABOUT THE ANNUAL MEETING

Who May Attend and Vote at the Annual Meeting

You may vote at the Annual Meeting if you were a holder of shares of Concentrix Corporation common stock, par value $0.0001 per share ("Common Stock"), as of the close of business on January 27, 2026 (the "record date"). As of the record date, 61,366,968 shares of Common Stock were outstanding. Excluding 79,561 shares of restricted Common Stock that were issued in connection with the Webhelp combination for which holders have waived their right to vote on any matter submitted to the holders of Common Stock, 61,287,407 shares of Common Stock are eligible to vote at the Annual Meeting. Each such share of Common Stock is entitled to one vote on each matter presented for action at the Annual Meeting.

How to Attend the Annual Meeting

Our Annual Meeting will again be held in a virtual format to provide a safe and convenient experience for our stockholders. The Annual Meeting will be conducted via live webcast at 9:00 a.m. Eastern Daylight Time on Wednesday, March 25, 2026. Stockholders who held shares of Common Stock as of the record date for the Annual Meeting can participate in the virtual Annual Meeting and ask questions about matters that are relevant to the items of business on the agenda.

To attend, participate in, vote, and ask pertinent questions during the virtual Annual Meeting, stockholders who held shares of Common Stock as of the close of business on the record date should visit *www.virtualshareholdermeeting.com/CNXC2026* and enter the unique 16-digit control number that was included on the notice of internet availability, proxy card, or the instructions that accompanied your proxy materials. You are welcome to log in as early as 15 minutes before the start time of the Annual Meeting on March 25, 2026.

The virtual meeting platform is supported across internet browsers and devices (*e.g.*, desktops, laptops, tablets, and cell phones). If you plan to attend the live webcast, we recommend a strong WiFi or internet connection for the best viewing experience. We encourage you to access the virtual meeting platform before the meeting begins to confirm your log-in credentials, familiarize yourself with the platform, and ensure that your streaming audio is working correctly. If you encounter any difficulties accessing the virtual Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting login page. Technical support will be available starting at 8:45 a.m. EDT on March 25, 2026.

How to Vote at the Annual Meeting

The Board is asking for your proxy in advance of the Annual Meeting. Giving your proxy means that you authorize the individuals designated as proxies to vote your shares of Common Stock at the Annual Meeting in the manner you direct. You may give your proxy or otherwise vote your shares of Common Stock in one of several ways, depending on how you hold your shares.

Stockholders of Record. If your shares of Common Stock are registered directly in your name with the Company's transfer agent on the record date, you are considered the "stockholder of record" of those shares and you may:

 Vote your shares of Common Stock by proxy by calling (800) 690-6903, 24 hours a day, seven days a week until 11:59 p.m. Eastern Daylight Time on March 24, 2026. Please have your proxy card on hand when you call. The telephone voting system has easy-to-follow instructions and provides confirmation that the system has properly recorded your vote.

OR

 Vote your shares of Common Stock by proxy by visiting the website *www.proxyvote.com*, 24 hours a day, seven days a week until 11:59 p.m. Eastern Daylight Time on March 24, 2026. Please have your proxy card on hand when you access the website. The website has easy-to-follow instructions and provides confirmation that the system has properly recorded your vote.

OR

 If you have requested or received paper copies of our proxy materials by mail, vote your shares of Common Stock by proxy by signing, dating, and returning the proxy card prior to the Annual Meeting in the postage-paid envelope provided. If you vote by telephone or over the Internet, you do not need to return your proxy card by mail.

OR

 Vote your shares of Common Stock by attending the Annual Meeting virtually and submitting your vote through the virtual meeting platform at *www.virtualshareholdermeeting.com/CNXC2026*.

For information about shares of Common Stock registered in your name, call Computershare toll free at (877) 373-6374 or access your account via the Internet at *www.computershare.com/investor*.

Beneficial Owners. If you hold your shares of Common Stock in a brokerage account or through a bank or other nominee, your broker, bank, or other nominee is considered the "stockholder of record" and you are considered the "beneficial owner" of the shares. In this case, your broker, bank, or other nominee is responsible for providing you with instructions on how to vote. If you are a beneficial owner and want to vote your shares of Common Stock at the virtual Annual Meeting, you will need the unique 16-digit control number that appears on the instructions that accompanied the notice of internet availability or the proxy materials that you received.

A broker non-vote occurs when (i) the bank, broker, trust, or other nominee has discretionary voting power on routine proposals to be considered at a meeting of stockholders but does not have discretionary voting power on other proposals to be considered at such meeting because they are non-routine and (ii) the bank, broker, trust, or other nominee has not received voting instructions from the beneficial owner on a non-routine proposal. A bank, broker, trust, or other nominee may exercise discretion in voting on routine matters but may not exercise discretion, and therefore cannot vote, on non-routine matters if voting instructions are not provided by the beneficial owner on such non-routine matters.

If you do not instruct your broker, bank, or other nominee on how to vote your shares of Common Stock, it will have discretionary authority to vote your shares on the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2026 (Proposal 2). However, each of the remaining proposals (the election of directors (Proposal 1), the advisory vote to approve our executive compensation (Proposal 3), and the 2020 Plan Amendment (Proposal 4) to be considered at this Annual Meeting are considered non-routine matters. Therefore, if you are a beneficial owner and you do not instruct your bank, broker, trust, or other nominee on how to vote your shares of Common Stock with respect to Proposal 1, Proposal 3, or Proposal 4, your bank, broker, trust, or other nominee will not be permitted to vote your shares on such proposal, resulting in a broker non-vote.

Voting by Proxy. Your vote by proxy covers all shares of Common Stock registered in your name. If you vote your shares of Common Stock by proxy (whether on the Internet, by toll-free telephone call, or by returning a proxy card by mail) and you do not direct specific voting instructions, the shares represented will be voted consistent with the Board's recommendations:

- **FOR** the election of all nine director nominees named in this Proxy Statement;

- **FOR** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2026;

- **FOR** the approval, on an advisory basis, of the compensation of our named executive officers;

- **FOR** the approval of the 2020 Plan Amendment; and

- In the discretion of the proxy holders on any other matters properly brought before the meeting.

> ***Your vote is important. Whether or not you plan to attend the virtual Annual Meeting, please vote by proxy on the Internet, by toll-free telephone call or, if you have requested a paper copy of our proxy materials, by signing, dating, and returning the proxy card.***

401(k) Plan Shares. If you own shares of Common Stock in the Concentrix Corporation Retirement and Savings Plan (the "401(k) Plan"), your proxy card also covers those shares. The trustee of the 401(k) Plan will vote your 401(k) Plan shares as directed by you. If you do not provide voting instructions, the trustee of the 401(k) Plan will vote your 401(k) Plan shares in proportion to the voting instructions it has received. To vote your 401(k) Plan shares, you may use one of the methods described above under "Stockholders of Record," but your vote must be received by 11:59 p.m. Eastern Daylight Time on March 20, 2026.

How to Change or Revoke Your Vote

Attending the virtual Annual Meeting does not automatically revoke or cancel your prior vote by proxy. If you are a stockholder of record, you may change or revoke your vote by proxy if you:

- deliver a written notice of revocation to our Corporate Secretary prior to votes being cast at the Annual Meeting;

- execute and return a later-dated proxy prior to votes being cast at the Annual Meeting;

- cast a new vote by proxy on the Internet or by toll-free telephone call before 11:59 p.m. Eastern Daylight Time, on March 24, 2026; or

- attend the virtual Annual Meeting and submit a new vote through the virtual meeting platform.

If you are a beneficial owner, follow the instructions provided by your broker, bank, or other nominee to revoke your vote by proxy, if applicable.

Quorum

We will have a quorum to conduct business at the Annual Meeting if holders of a majority of the outstanding shares of Common Stock entitled to vote as of the close of business on the record date are present or represented by proxy at the meeting. In determining a quorum, shares of Common Stock held by stockholders who abstain from voting or whose shares are represented by broker non-votes on any proposal will be considered present at the Annual Meeting.



CORPORATE GOVERNANCE

Governance Policies

Our Corporate Governance Guidelines, Code of Ethical Business Conduct, and Human Rights Policy are available on the "Governance Documents" page of the Investor Relations section of our website at *www.concentrix.com*, and copies of each may be obtained upon request from our Corporate Secretary. Our Corporate Governance Guidelines contain information about the structure and functioning of our Board, including with respect to Board and Committee composition, independence, membership criteria, and stock ownership guidelines.

We rely on our Code of Ethical Business Conduct to communicate the legal and ethical standards for how we conduct our business, including our adherence to applicable Nasdaq Stock Market ("Nasdaq") listing standards and SEC regulations. All of our directors, executive officers, and employees are required to comply with the Code of Ethical Business Conduct, and we translate the Code into 33 languages to ensure our game-changers around the globe can read it in their primary languages.

Our Human Rights Policy reinforces our commitment to human rights and supplements our Code of Ethical Business Conduct by setting out key principles that we strive to adhere to in the protection of liberty, freedom, and other human rights, consistent with the Universal Declaration of Human Rights. Our Board of Directors has approved and has oversight responsibility for our Human Rights Policy.

We have a robust whistleblower program that is overseen by the Audit Committee. Stockholders, game-changers, clients, and other interested parties can anonymously submit complaints, including violations of the Code of Ethical Business Conduct, online or through a written communication sent to the Chair of the Audit Committee. Information regarding the reports received through our whistleblower program are reviewed quarterly with the Audit Committee.

We intend to disclose any waivers from, or amendments to, our Code of Ethical Business Conduct that apply to our Chief Executive Officer, Chief Financial Officer, and persons performing similar functions that are required to be disclosed by Item 5.05 of Form 8-K by timely posting disclosure of such events on our website at *www.concentrix.com*. The information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated into any other filings we make with the SEC.

We have an insider trading policy governing the purchase, sale, and other dispositions of our securities that applies to all of our personnel, including directors, officers, game-changers, and other covered persons. We also follow such procedures, as applicable, for the repurchase of our securities. We believe that our insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and listing standards applicable to us. A copy of our insider trading policy, the Concentrix Corporation Securities Trading Policy, is filed as Exhibit 19.1 to our Annual Report on Form 10-K for the year ended November 30, 2025.

Stockholder Engagement

Making the greatest impact means that we must listen to, learn from, and collaborate with many different stakeholders, and we have implemented an active and regular engagement program as a part of our strong corporate governance practices. We value the input of our stockholders, and any significant feedback that we receive from our stockholders is shared with our executive team and our Board, as appropriate.

We engage in outreach efforts to receive valuable feedback that informs our decisions with respect to our strategy, corporate governance practices and policies, ESG initiatives, and our external communications. During fiscal 2025, we participated in over 250 investor engagements with more than 180 institutions, including one-on-one meetings, calls, and group meetings with 108 new or potential new stockholders and existing stockholders that represent more than 70% of our outstanding shares. Key topics discussed during these meetings included:

- our financial performance and capital deployment;

- technological innovation, including AI, and views on market trends;

- our evolving market position as a global scale provider of intelligent transformation solutions;

- our executive compensation practices; and

- Board composition and corporate governance.

Stockholder Proposals. The Nominating and Governance Committee and our Board reviews and carefully considers any stockholder proposals submitted for consideration at our annual meeting. The Board also evaluates the voting results from the annual meeting, including with respect to stockholder proposals.

Related Party Transactions

Our written related party transactions policy requires our Audit Committee to review any transaction, arrangement, or relationship or series thereof that will involve more than $120,000 in which the Company is a participant, and in which any related party (directors, director nominees, executive officers, holders of more than five percent of the Common Stock, and immediate family members of any of the foregoing) has a direct or indirect material interest (each a "related party transaction"). In determining whether to ratify or approve a related party transaction, the Audit Committee will consider, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related party's interest in the transaction, the approximate dollar value of the transaction, and whether the proposed transaction includes any potential reputational risk to the Company. Executive officer and non-employee director compensation reported in this proxy statement is not considered a related party transaction.

Other than as set forth below, since the beginning of fiscal year 2025, there have been no related party transactions and, as of the date of this Proxy Statement, no related party transactions are proposed.

Investor Rights Agreement. In connection with the Webhelp combination, the Company entered into an Investor Rights Agreement (the "IRA") with certain stockholders (the "Initial Stockholders") of Marnix Lux SA, a public limited liability company (société anonyme) incorporated under the laws of the Grand Duchy of Luxembourg ("Webhelp Parent") and the parent company of the Webhelp business. The IRA became effective on the closing of the combination in September 2023. The Initial Stockholders included certain affiliates of Groupe Bruxelles Lambert SA, a public limited liability company (société anonyme) incorporated under the laws of Belgium ("GBL"), and Olivier Duha. As of the record date, GBL and its affiliates owned approximately 14.3% of our outstanding Common Stock. The foregoing description of the IRA is a summary only and is qualified in its entirety by the full text of the IRA, which was filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on March 31, 2023.

Subject to the terms and conditions of the IRA, (i) GBL has the right to nominate two directors (the "GBL Directors") to our Board for so long as certain entities associated with GBL and Mr. Duha own at least 70% of the shares of Common Stock originally issued to them in the Webhelp combination and (ii) GBL has the right to nominate one director to the Board for so long as certain entities associated with GBL owns at least 50% of the shares of Common Stock originally issued to them in the Webhelp combination. If GBL has the right to nominate two directors, Mr. Duha has the right to be nominated as one of the two GBL Directors for so long as he owns at least 50% of the shares of Common Stock originally issued to him in the Webhelp combination.

The initial GBL Directors were Mr. Duha, who resigned from the Board in June 2025, and Nicolas Gheysens, who will not stand for re-election following the conclusion of his term at the 2026 Annual Meeting. GBL has designated Bilge Ogut to stand for election at the 2026 Annual Meeting. See "Proposal No. 1: Election of Directors" in this Proxy Statement for more information.

Each of the Initial Stockholders agreed not to take certain actions without the Company's prior written consent so long as they hold at least 50% of the shares originally issued to them in the Webhelp combination, including making any proposal, public statement or offer to the Board or the Company's stockholders regarding business combinations, tender offers, restructuring, liquidation, or acquisition of Company loans, securities, or assets, among other specified actions. Neither the Company nor any material subsidiary may amend its organizational documents in a manner that disproportionately adversely affects the rights of the Initial Stockholders or that is knowingly in violation of the rights of any Initial Stockholder pursuant to the IRA so long as such Initial Stockholder holds at least 50% of the shares of Common Stock originally issued to it in the Webhelp combination.

Subject to the terms and conditions of the IRA, the Initial Stockholders agreed to certain customary lock-up provisions covering the shares of Common Stock issued to them at closing. The Initial Stockholders have certain registration rights under the IRA, which required the Company to register, within 180 days of the closing of the Webhelp combination, the resale of certain shares of Common Stock held by the Initial Stockholders. Upon demand by the Initial Stockholders, the Company will also be required to register a sale by the Initial Stockholders of such shares with a value of at least $100 million up to two times in any rolling twelve-month period. The Initial Stockholders will also have "piggy-back" registration rights to include their shares of Common Stock in certain other registration statements filed by the Company.

The Company has agreed to waive the corporate opportunity doctrine to the extent permitted under the Delaware General Corporation Law with respect to GBL and the GBL Directors.

Risk Management

The Board, directly and indirectly through its committees, has oversight responsibility for the Company's risk assessment and risk management process, including risks related to climate, Board and senior management succession planning, artificial intelligence, and cybersecurity. The full Board is informed of each committee's risk oversight activities through regular reports from the committee chairs. In addition, Board members generally attend committee meetings for which they are not members in a non-voting capacity to remain aware of, and provide input on, the matters addressed by those committees. Strategic, operational, financial, and competitive risks are presented and discussed at the Board's quarterly meetings, and the Board conducts an annual review of our long-term strategic plans. The Board reviews and discusses at least annually environmental, health and safety, and social risks and matters material to the Company.

At the committee level, the Audit Committee has oversight responsibility for our risk assessment and management activities, including with respect to information technology, cybersecurity, and privacy. The Nominating and Governance Committee assists the Board in overseeing the Company's governance risks, including Board composition and succession, and compliance with SEC and Nasdaq regulations related to corporate governance. The Compensation Committee oversees the Company's compensation policies and practices and related human capital and compensation risks.

Compensation Risk Assessment. In consultation with the Compensation Committee and the Compensation Committee's independent compensation consultant, members of management from the Company's People Solutions and Legal departments annually assess whether the Company's compensation policies and practices encourage excessive or inappropriate risk-taking by our employees, including employees other than our named executive officers. The risk assessment in fiscal year 2025 included a review of compensation policies and practices, the design of our incentive plans and policies, the risk characteristics of our business, the alignment of our compensation programs to our company strategy, our internal controls and related risk management programs, and the compensation programs' risk mitigation features.

Management reported its findings to the Compensation Committee, and after review and discussion, the Compensation Committee concluded that our compensation programs do not encourage executive officers or other employees to take unnecessary or excessive risks that are reasonably likely to have a material adverse effect on our business. Factors considered by the Compensation Committee as part of its review include:

- Our compensation programs have a balance of short- and long-term incentive programs that measure performance against multiple metrics that enhance long-term stockholder value, aligning our team with our short- and long-term strategy.

- Incentive award opportunities have appropriate thresholds and caps, are plotted along a continuum, and are not highly leveraged with significant escalations in payout for incremental performance.

- Long-term incentive awards align the interests of equity award recipients with those of stockholders.

- Equity awards have multi-year vesting provisions, which promote long-term value creation, aid in retention, and reduce the potential for short-term risk taking.

- Our share ownership guidelines require our executive officers and directors to own a significant amount of Common Stock so that each individual has personal wealth tied to our long-term success and is thereby aligned with stockholder interests.

- Our compensation programs are evaluated against peer data to maintain competitiveness and market appropriateness in light of our industry, size, and performance.

- The Compensation Committee receives input from an independent compensation consultant on executive compensation programs.

- Our Securities Trading Policy restricts trading of Company securities by executive officers and other leaders to open trading windows following pre-clearance by our Legal Department and prohibits hedging, short sales, and other derivative transactions in the Company's securities.

BOARD OF DIRECTORS

Leadership Structure

The Board regularly considers its leadership structure and believes that it is important to retain the flexibility to determine the appropriate leadership structure for the Company and its stockholders. Since the Company became a standalone public company in December 2020, the Board has maintained separate roles for the Chief Executive Officer ("CEO") and Board Chair, with Ms. Marinello serving as Chair of the Board and Mr. Caldwell serving as the CEO. This separation enables the CEO to focus on the Company's operations and day-to-day management of the Company, while the Chair focuses on leading the Board in its oversight and other responsibilities.

Director Independence

The Board annually reviews the independence of each director. Our Corporate Governance Guidelines require that a majority of the Board members qualify as independent directors under the Nasdaq listing standards. Based on the information provided by each director or director nominee and the Board's most recent review, the Board has determined that each of Messrs. Polk and Cheng, Dr. Chou, and Mses. Council, Deason, Hayley, Marinello, and Vezina qualify as "independent" within the meaning of Nasdaq Rule 5605(a).

Mr. Caldwell is not considered independent due to his current employment as our President and Chief Executive Officer. Each of Mr. Gheysens and Ms. Bilge are not independent due to their respective roles as executives of GBL, which is the largest stockholder of Concentrix. GBL was the largest shareholder of Webhelp and received a significant portion of the purchase consideration as part of the Webhelp combination.

In evaluating the independence of Ms. Marinello, the Board considered the engagement of Concentrix to provide customer experience solutions for PODS for whom Ms. Marinello served as Chief Executive Officer until January 2026. In fiscal year 2025, PODS made payments to Concentrix of approximately $15.1 million in connection with these services, which represented less than 0.2% of our fiscal year 2025 revenue. In evaluating the independence of Mr. Polk, the Board considered his role as an executive officer of TD SYNNEX Corporation ("TD SYNNEX"), which was the parent company of Concentrix prior to Concentrix' separation from TD SYNNEX (the "spin-off") in December 2020, and TD SYNNEX's engagement of Concentrix to provide certain customer experience solutions. In fiscal year 2025, TD SYNNEX made payments to Concentrix of approximately $55.5 million in connection with these services, which represented less than 0.6% of our fiscal year 2025 revenue. With respect to each of these independence evaluations, the Board considered and ultimately determined that the relationships were arms-length commercial relationships that do not impact the ability of the director to exercise independent judgment in carrying out his or her responsibilities as a member of the Board.

Director Qualifications and Nomination Process

The Nominating and Governance Committee is responsible for identifying, screening, and recommending persons for nomination by the Board for election as directors. In accordance with our Corporate Governance Guidelines and with oversight from the Board, the Nominating and Governance Committee regularly assesses the skills and experience of the current Board members. Areas of focus include:

- experience in relevant industries and businesses, including technology, disrupter or new economy businesses, communications and media, retail, travel and e-commerce, banking, financial services and insurance, and healthcare;

- expertise in areas relevant to the Board's oversight responsibilities, including senior management of a large organization and experience with global business, capital management, corporate transformation, crises management and external communications, cybersecurity, finance and accounting, governance, human resources, information technology, investor relations, law, marketing and sales, mergers and acquisitions, business development and strategy, and international business;

- a multi-stakeholder viewpoint and commitment to global citizenship that recognizes the importance of environmental, social and corporate governance factors in oversight of the Company;

- personal qualities of leadership, character, judgment, and whether the candidate possesses and maintains a reputation for integrity, trust, respect, competence and adherence to the highest ethical standards; and

- whether the individual is free of conflicts and has the time required for preparation, participation, and attendance at all meetings.

The Nominating and Governance Committee reviews the above areas of focus in the context of the current composition of the Board, identifying areas of present need and potential gaps in the future. In determining whether to nominate an individual for election or an incumbent director for re-election, the Nominating and Governance Committee and the Board consider the factors described above as well as an incumbent director's satisfactory performance and other matters they deem relevant. These factors are considered in the judgment of the Nominating and Governance Committee and the Board, and no rigid formula or weighting is applied.

The Company is committed to inclusion and belonging and believes that a diversity of thought, experiences, and perspectives contributes to a more effective decision-making process. The Nominating and Governance Committee and the Board may consider diversity of professional experiences and expertise, cultural background, race, ethnicity, gender, and age in evaluating candidates for Board membership. Based on self-identification in our annual director & officer questionnaire, two-thirds of our director nominees are women, and individuals that identify as African American or Black or Asian comprise 22% of our director nominees.

We have a highly effective and engaged Board, and we believe that it is critical that directors have sufficient capacity to effectively carry out their responsibilities to our stockholders. Accordingly, our Corporate Governance Guidelines require that each candidate for Board membership has the time necessary for preparation, participation, and attendance at all meetings, and limits the number of public company boards on which our directors may serve to four other boards of directors. Our Corporate Governance Guidelines also require our directors to advise our Nominating and Governance Committee before accepting an invitation to serve on another board, to enable our Board to determine whether the director will continue to have the time required to serve us effectively.

Our Board recognizes that no two boards of directors are identical and time commitments may vary, which is why our Corporate Governance Guidelines specifically require that the Board assesses director candidates individually, including consideration of relevant industry experience, personal qualities of leadership character and judgment, and relevant knowledge. This assessment also considers:

- outside commitments, including such director's role(s) on other boards, including committee membership and any chair positions;

- prior attendance at Board and committee meetings; and

- participation and level of engagement during these meetings.

In nominating directors for election or re-election, as applicable, our Nominating and Governance Committee and the full Board carefully considered each director's outside commitments and determined that they continue to demonstrate the capacity to effectively serve on our Board. See "—Meetings" for information on the directors' attendance at Board and committee meetings in fiscal year 2025.

Suggestions for director nominees can be brought to the Board's attention by the Nominating and Governance Committee, by individual members of the Board, or by stockholders. The Nominating and Governance Committee also has the authority to engage third-parties to assist in identifying candidates. Candidates recommended by stockholders are evaluated in the same manner as candidates recommended by members of the Board or external advisors.

Pursuant to the terms and conditions of the Investor Rights Agreement, GBL has designated Bilge Ogut to stand for election at the 2026 Annual Meeting. See "Related Party Transactions - Investor Rights Agreement" in this Proxy Statement for more information on the Investor Rights Agreement and "Proposal No. 1: Election of Directors" for discussion of the Company's nominees.

As a part of the Company's continued process of Board renewal and succession planning, and in connection with Dr. Chou's retirement at the conclusion of his term at the 2026 Annual Meeting, the Nominating and Corporate Governance Committee sought to add an additional director to the Board. Mr. Cheng was recommended to the Board as a potential board candidate by MiTAC Holdings Corporation.

Following an evaluation of Mr. Cheng's qualifications and a recommendation by the Nominating and Corporate Governance Committee, the Board determined to nominate Mr. Cheng for appointment to the Board at the 2026 Annual Meeting.

Our Bylaws contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the Board at an Annual Meeting. In order to nominate a candidate for Board membership, a stockholder must give timely notice in writing to our Corporate Secretary and otherwise comply with the provisions of our Bylaws. To be timely, our Bylaws provide that we must have received the stockholder's notice not more than 120 days nor less than 90 days in advance of the anniversary of the date of our proxy statement for the prior year's Annual Meeting. However, if no Annual Meeting was held in the prior year or the current Annual Meeting is scheduled for a date more than 30 days before or after the anniversary of the prior year's Annual Meeting, we must receive the stockholder's notice by the later of the 90th day prior to the current Annual Meeting and the 10th day following public disclosure of the date of the current Annual Meeting. Information required by our Bylaws to be in the notice includes the name, age, and business and residential addresses of the nominee and the person making the nomination, the principal occupation of the nominee, the number of shares of Common Stock owned by the nominee, the nominee's written consent to serve, if elected, and other information about the nominee that must be disclosed in proxy solicitations under Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. Stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must also provide notice that sets forth the information required by Rule 14a-19 of the Exchange Act no later than 60 days prior to the anniversary of the prior year's Annual Meeting.

Stockholder nominations must be made in accordance with the procedures outlined in, and include the information required by, our Bylaws and must be sent by a nationally recognized courier service or mailed by first class United States mail, postage or delivery charges prepaid, to Concentrix Corporation, Attention: Corporate Secretary, 39899 Balentine Drive, Suite 235, Newark, California 94560.

Board Self-Evaluation

Our Board is committed to continuous improvement and conducts a robust annual self-evaluation to determine whether it and its committees are functioning effectively. The Board, based on recommendations of the Nominating and Governance Committee and comments from each Board member, conducts a self-assessment specifically reviewing areas in which the Board or management believe improvements could be made to increase the effectiveness of the Board and its committees.

As part of the self-evaluation process, each director completes written questionnaires and participates in one-on-one interviews with the Chair of the Nominating and Governance Committee or the Chair of the Board to provide feedback on the effectiveness of the Board, including the performance of the Chair of the Board and the Chairs of each of the Board's committees. Topics covered by the Board self-evaluation questionnaires include: Board and Committee leadership; interaction with management and external advisors; oversight of risk management; meeting materials and structure; and the Board's composition, structure, and effectiveness.

During fiscal year 2025, the Board engaged an external advisor to facilitate the Board's annual self-evaluation by conducting a comprehensive, independent evaluation involving written questionnaires and one-on-one interviews. All members of the Board participated in the evaluation, providing anonymous and candid feedback.

Meetings

The Board held six meetings in fiscal year 2025. All of the quarterly meetings included executive sessions of the non-employee directors without management present. Each of the Board's Committees also regularly met in executive sessions, generally at the Committee's quarterly meetings. In the aggregate, the directors attended 98% of the total number of meetings of the Board and the committees on which they served, and each director attended more than 90% of the meetings of the Board and the committees on which they served. Directors are expected to attend the Annual Meeting, and all of our directors attended the 2025 Annual Meeting of Stockholders.

Contacting the Board

The Board has established a process for stockholders and other interested persons to send communications to directors. Stockholders and other interested persons who wish to communicate with the Board as a whole or to individual non-employee directors, may send communications in writing to: Kathryn Marinello, Chair, Concentrix Corporation, 39899 Balentine Drive, Suite 235, Newark, California 94560 or Allison Leopold Tilley, Pillsbury Winthrop Shaw Pittman LLP, 2400 Hanover Street, Palo Alto, California 94304. All communications must include the name and address of the sender in the written communication and indicate whether they are a stockholder of Concentrix or other interested person. Ms. Marinello and Ms. Leopold Tilley will review any communication received from a stockholder or other interested person, and all material communications from stockholders or other interested persons will be forwarded to the appropriate director or directors or Board committee based on the subject matter.

BOARD COMMITTEES

Our Board has four standing committees: Audit; Compensation; Executive; and Nominating and Governance. The Audit, Compensation, and Nominating and Governance Committees are comprised solely of directors that are independent under applicable Nasdaq rules. Each standing committee has a written charter that has been approved by the Board and can be found on the "Governance Documents" page of the Investor Relations section of our website at *www.concentrix.com*. Copies of the committee charters are also available in printed form to any stockholder who submits a request to our Corporate Secretary. The information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated into any other filings we make with the SEC. Further information about each of the Board's standing committees is set forth below.

AUDIT COMMITTEE
Current Members: Chou (Chair), Council, Deason; Audit Committee Financial Experts: Chou, Deason

Nine Meetings in 2025

The Audit Committee provides assistance to the Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control, and legal compliance functions. The Audit Committee reviews our financial statements and the periodic filings we make with the SEC. The Audit Committee oversees the audit work of our independent registered public accounting firm by approving the services performed by our independent registered public accounting firm, evaluating the independence of the accounting firm, and reviewing the accounting firm's reports regarding our accounting practices and internal controls. The Audit Committee also has oversight responsibility for our risk assessment and management activities, including with respect to information technology, cybersecurity, and privacy. Management reports to the Audit Committee on the status of the Company's key cybersecurity controls and audits on a quarterly basis.

The Audit Committee is comprised solely of independent directors. Each of the current members of the Audit Committee is financially literate, and Dr. Chou and Ms. Deason have been determined by the Board to be audit committee financial experts. No current member of the Audit Committee serves on the Audit Committee of more than three public companies.

Audit Committee Report. As set forth in the Audit Committee charter, the Audit Committee provides oversight regarding the Company's accounting, financial reporting, internal control, internal audit, and legal compliance practices, including the integrity of the Company's financial statements. The Company's management is responsible for the preparation of the Company's financial statements, its accounting and financial reporting principles, and internal controls and procedures. The Company's independent registered public accountants are responsible for auditing the Company's financial statements. During fiscal year 2025, Ernst & Young LLP ("EY") served as the Company's independent registered public accounting firm.

The Company's management has represented to the Audit Committee that the Company's audited consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the Company's audited consolidated financial statements with management and EY. In connection with this review, the Audit Committee discussed and reviewed with EY the matters required to be discussed under Public Company Accounting Oversight Board ("PCAOB") Auditing Standard 1301 (Communication with Audit Committees), and the Audit Committee, with and without management present, discussed and reviewed the results of EY's examination of the Company's financial statements, including the quality, not just the acceptability of the Company's accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the Company's financial statements.

The Audit Committee has also discussed with EY, with and without management present, EY's audit of the Company's internal control over financial reporting and the overall quality of the Company's financial reporting.

In discharging its oversight responsibility related to the audit process, the Audit Committee obtained from EY written disclosures regarding auditors' independence as required by PCAOB Ethics and Independence Rule 3526 (Communications with Audit Committees Concerning Independence). In accordance with the foregoing standard, the Audit Committee discussed with EY matters related to EY's independence and satisfied itself as to the firm's independence. The Audit Committee also considered the compatibility of non-audit services with the firm's independence.

In connection with the appointment, compensation, retention, and oversight of the independent auditor, the Audit Committee annually reviews the qualifications, performance, and independence of the independent auditor, and lead engagement partner, and assures the regular rotation of the lead engagement partner as required. In doing so, the Audit Committee considers a number of factors including, but not limited to: quality of services provided; technical expertise and knowledge of the industry; effective communication; objectivity; and the likely impact of changing the independent auditor.

The Audit Committee has determined that the provision of certain non-audit services is compatible with maintaining the independence of EY as the Company's independent registered public accounting firm, subject to ongoing review and approval by the Audit Committee.

Based on the above-mentioned reviews and discussions with management and the independent auditors, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2025 for filing with the SEC. The Board approved this recommendation.

Audit Committee

Teh-Chien Chou, *Chair*
LaVerne H. Council
Jennifer Deason

COMPENSATION COMMITTEE

Current Members: Hayley (Chair), Council, Vezina

Eight Meetings in 2025

The Compensation Committee oversees our overall compensation strategy and policies and approves the compensation provided to our executive officers, including the structure, metrics, and goals for annual and long-term incentive plans, and the compensation provided to our non-employee directors. The Compensation Committee also reviews, administers, and approves equity-based compensation for our game-changers and our non-employee directors and administers our equity incentive plan and employee stock purchase plan. The Compensation Committee has the authority to designate one or more subcommittees, each subcommittee to consist of one or more members of the Committee, and may delegate any or all of its powers and authority to those subcommittees.

The Compensation Committee is responsible for overseeing human capital and compensation risks, including evaluating and assessing risks arising from our compensation policies and practices for all employees and ensuring executive compensation is aligned with performance.

Compensation Committee Interlocks and Insider Participation. No member of the Compensation Committee is a current or former officer or employee of the Company, or had any relationship requiring disclosure by the Company under Item 404 of Regulation S-K. No member of the Board is an executive officer of another company for which an executive officer of the Company serves as a director.

Compensation Committee Report. The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K of the Securities Act of 1933, as amended, and, based on that review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated in our Annual Report on Form 10-K for the fiscal year ended November 30, 2025.

Compensation Committee

Kathryn Hayley, *Chair*
LaVerne H. Council
Ann Vezina

NOMINATING AND GOVERNANCE COMMITTEE

Current Members: Vezina (Chair), Chou, Deason, Hayley

Five Meetings in 2025

The Nominating and Governance Committee is responsible for making recommendations to the Board regarding candidates for directorships and the size, director qualifications, and composition of the Board, and for overseeing our Corporate Governance Guidelines and making recommendations to the Board concerning corporate governance matters. In addition, the Nominating and Governance Committee is responsible for considering director nominations by stockholders. The Nominating and Governance Committee oversees risks related to our overall corporate governance, including Board and committee composition, the size and structure of the Board, director independence, and our corporate governance profile and ratings. The Nominating and Governance Committee also is actively engaged in overseeing risks associated with succession planning for the Board.

EXECUTIVE COMMITTEE

Current Members: Marinello (Chair), Caldwell, Chou, Gheysens, Hayley, Vezina

No Meetings in 2025

The Executive Committee is comprised of our Board Chair, our CEO, the Chairs of the Audit, Compensation, and Nominating and Governance Committees, and such other members of the Board as are appointed by the Board. The Executive Committee is responsible for performing the functions of the Board between regularly scheduled meetings if there is a critical need for prompt action and it is not practical to arrange a meeting of the full Board. We do not expect the Executive Committee to meet or take action regularly.

DIRECTOR COMPENSATION

Our Compensation Committee is responsible for reviewing our director compensation program and recommending adjustments, as appropriate, to the full Board. As part of its review, the Compensation Committee considers the significant time commitment and expertise required to effectively serve on our Board and its committees. The Board's goal for our director compensation program is to provide non-employee directors with a fair compensation package that reflects the services they perform for our stockholders, as well as the performance of the Company.

Our director compensation program consists of an annual retainer, a Board Chair retainer, Committee Chair and member retainers, and a long-term equity component, which is comprised of a grant of restricted stock units that vest in full on the earlier of the one-year anniversary of the date of grant and the date of our next annual meeting of stockholders in the year following the date of grant.

	Annual Member Retainer	Additional Chair Retainer
Board	$85,000	$150,000
Audit Committee	$15,000	$15,000
Compensation Committee	$12,500	$12,500
Nominating and Governance Committee	$10,000	$10,000
Executive Committee	—	—
Annual equity grant	$175,000	

We provide coverage for directors under a director and officer liability insurance policy. We also reimburse directors for their reasonable out-of-pocket expenses for attending Board and Committee meetings and educational seminars and conferences in accordance with our director education program.

2025 Director Compensation

The following table sets forth the compensation paid to, or earned by, each of our non-employee directors in fiscal year 2025.

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	All Other Compensation[2] ($)	Total ($)
Teh-Chien Chou	125,000	174,982	4,896	304,878
LaVerne H. Council	112,500	174,982	4,896	292,378
Jennifer Deason	110,000	174,982	4,896	289,878
Nicolas Gheysens[3][4]	86,868	174,982	4,896	266,746
Kathryn Hayley	120,000	174,982	4,896	299,878
Kathryn Marinello	235,000	174,982	4,896	414,878
Dennis Polk	85,000	174,982	4,896	264,878
Ann Vezina	117,500	174,982	4,896	297,378
Olivier Duha[3][5]	45,623	—	2,353	47,976

(1) Represents the aggregate fair values of stock awards granted to our non-employee directors, as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation ("ASC Topic 718"), on the applicable grant date. For valuation assumptions used to calculate the fair value of our stock awards, see Note 3 "Share-Based Compensation" to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2025.

As of November 30, 2025, each non-employee director other than Mr. Duha held 3,873 shares of unvested restricted stock units. As of November 30, 2025, Mr. Polk held stock options to purchase 18,129 shares of Common Stock, all which were vested and exercisable, that were issued in connection with the conversion of TD SYNNEX equity awards upon our spin-off in December 2020.

(2) Represents dividend equivalents paid on unvested restricted stock units received as a non-employee director of Concentrix.

(3) The quarterly cash retainers for Messrs. Duha and Gheysens and the dividend equivalents to Mr. Duha were paid in euros. The amounts shown in the table were converted from euros by using the fiscal year-end exchange rate of 1 EUR to $1.1597.

(4) At the request of Mr. Gheysens and to comply with the internal policies of GBL, Mr. Gheysens' cash retainer was paid directly to GBL.

(5) On June 3, 2025, Mr. Duha resigned from the Board.

Stock Ownership Guidelines

The Board has adopted stock ownership guidelines that require each non-employee director to beneficially own shares of Common Stock, whether vested or unvested, that have a value equal to five times the annual Board retainer, which is currently $85,000. The stock ownership guidelines promote and increase the ownership of Common Stock by our Board and further align the Board's interests with those of our stockholders. Each non-employee director has five years from their initial election or appointment to the Board to satisfy the ownership guidelines and, based on this transition period, each of our non-employee directors is in compliance with the guidelines. Unexercised stock options (whether vested or unvested) and unearned performance awards are not counted toward compliance with the stock ownership guidelines.

PROPOSALS REQUIRING YOUR VOTE

Proposal No. 1: Election of Directors

Our Board currently has nine directors. Each director is elected for a one-year term until the next Annual Meeting of Stockholders and until a successor is elected, or until the director's earlier resignation, removal from office, or death. Upon the recommendation of the Nominating and Governance Committee, the Board has nominated for election as directors at the Annual Meeting the nine individuals named below, seven of whom are currently serving on the Board. Dr. Chou has advised the Nominating and Governance Committee and the Board that he will retire from the Board effective at the Annual Meeting, and GBL has designed Ms.Ogut to stand for election at the 2026 Annual Meeting in place of Mr. Gheysens.

You may vote or withhold authority to vote for each of the director nominees. Cumulative voting is not permitted, which means that each stockholder may vote no more than the number of shares they own for a single director candidate. Shares of Common Stock as to which the authority to vote is withheld are not counted toward the election of the director nominees specified on the proxy. Broker non-votes will have no effect. Directors will be elected by a plurality of the votes cast, meaning that the director nominees who receive the greatest number of shares voted "for" their election are elected. However, under the Company's Bylaws, if any director receives a greater number of "withhold" votes than votes "for" in an uncontested election, the director must promptly tender their resignation to the Board. The Board will consider the resignation and determine whether to accept or reject the resignation.

We expect that each of the nine nominees listed below will stand for election at the Annual Meeting. However, if any nominee is not a candidate at that time for any reason, proxies (excluding broker non-votes) will be voted for a substitute nominee designated by the Board. Proxies submitted without direction will be voted for each director nominee named below.

OUR BOARD RECOMMENDS THAT YOU VOTE <u>FOR</u> EACH OF THE NOMINEES SET FORTH BELOW.

Chris Caldwell	Director since December 2020



President and CEO, Concentrix Corporation

Age: 53

Committees: Executive

Chris Caldwell has served as President and Chief Executive Officer of Concentrix since December 2020 after serving as Executive Vice President of TD SYNNEX (NYSE: SNX) and President of Concentrix from February 2014 to December 2020. He previously served as President of Concentrix from June 2012 to February 2014, Senior Vice President and General Manager of Concentrix from March 2007 to June 2012, and Senior Vice President, Global Business Development of TD SYNNEX from March 2007 to June 2012. Mr. Caldwell joined TD SYNNEX in 2004 as Vice President, Emerging Business through the acquisition of EMJ Data Systems Ltd.

As our President and Chief Executive Officer and the leader of the business for more than 18 years, Mr. Caldwell has extensive knowledge of our industry and is uniquely qualified to understand the opportunities and challenges facing Concentrix.

LaVerne H. Council — Director since December 2020



Chief Executive Officer, Emerald One, LLC

Age: 64

Committees: Audit; Compensation

LaVerne H. Council has been the Chief Executive Officer of Emerald One, LLC, a consulting company focused on helping business and technology organizations transform through digital change, since November 2019. Prior to that, she was Managing Principal for Grant Thornton LLP from December 2017 to October 2019. She served as a Senior Vice President for the MITRE Corporation from April 2017 to December 2017 and as the Assistant Secretary for Information & Technology and Chief Information Officer for the U.S. Department of Veteran Affairs from July 2015 to January 2017. Ms. Council has also served as the Corporate Vice President and Global Chief Information Officer for Johnson & Johnson (NYSE: JNJ) from 2006 to 2011 and in several roles of increasing responsibility at DELL, Inc. (NYSE: DELL) from 2000 to 2006, most recently as the Global Vice President, Information Technology, Global Business Solutions, and Development Services. Ms. Council has served on the board of directors of ConMed Corporation (NYSE: CNMD) since 2019 and as the Independent Chair since May 2025. Ms. Council has also served on the board of directors of Thomson Reuters Corporation (TSX/NYSE: TRI) since 2022. Ms. Council holds a Master of Business Administration from Illinois State University and a Bachelor of Business Administration from Western Illinois University.

Ms. Council was chosen to serve on our Board due to her strong background in information technology and expertise with leading transformational change.

Chih-Kai Cheng — Director Nominee



Co-founder, General Partner, and Venture Partner, Acorn Pacific Ventures

Age: 70

Chih-Kai Cheng has served as the co-founder, general partner, and venture partner of Acorn Pacific Ventures, an early-stage venture capital firm, since its founding in May 2015, and the co-founder and chairman of B Current Investment Impact, Taiwan's first impact-oriented investment fund, since April 2014. Prior to that, Mr. Cheng was the co-founder and U.S. President of Harbinger Venture Capital, a venture capital firm, from 2000 until 2014. From 1993 to 2003, Mr. Cheng was a Senior Vice President of Product Marketing at TD SYNNEX, the former parent company of Concentrix, where he held various management responsibilities including product marketing, engineering, manufacturing operations, business development, and corporate investment. Prior to that, Mr. Cheng served as the head of U.S. operations at MiTAC Holdings Corporation, a Taiwanese electronics company. Mr. Cheng has previously served on the boards of several public companies, including Primax Electronics Ltd. from 2015 until 2024 and Crownbio from 2008 until 2018, both listed on the Taiwan Stock Exchange, and Applied Optoelectronics (prior to its initial public offering) from 2004 until 2012. Mr. Cheng holds a M.S. in Management Science from National Chiao-Tung University and a B.S. in Physics from National Tsing-Hua University.

Mr. Cheng was chosen to serve on our Board due to his strong background in technology investment, and business leadership and his substantial experience with public company boards of directors, including several technology-focused companies.

Jennifer Deason — Director since December 2020



Former Chief Executive Officer, Home Partners of America

Age: 50

Committees: Audit; Nominating and Governance

Jennifer Deason served as the Chief Executive Officer of Home Partners of America, a Blackstone portfolio company that provides access to single-family housing in the U.S., from February 2023 to June 2025, as the Chief Executive Officer of Belong Acquisition Corp. (formerly NASDAQ: BLNG), a special purpose acquisition company, from July 2021 to May 2022, and as Chairwoman of Belong Acquisition Corp. from July 2021 to July 2023. Ms. Deason was the Co-Founder, Chief Financial Officer and Chief Business Officer for the dtx company, a direct-to-consumer incubator and investment firm from May 2019 to July 2021 and from 2016 to 2018, served as Executive Vice President, Head of Strategy and Business Development for Sotheby's. She served as Chief Financial Officer of The Weather Channel from 2014 to 2016 and was an Executive Vice President with Bain Capital, LP from 2008 to 2016. While at Bain Capital, Ms. Deason served in several interim operating roles such as President, Chief Marketing Officer and Chief Financial Officer and was a board member of several portfolio companies. Ms. Deason has served on the board of directors of MasterCraft Boat Holdings, Inc. (NASDAQ: MCFT) since July 2021. She was a member of the board of directors of DHI Group (NYSE: DHX) from July 2016 to April 2023. She holds a Master of Business Administration from Stanford University and a Bachelor of Arts from Yale University.

Ms. Deason was chosen to serve on our Board due to her experience with consumer-focused, technology-enabled businesses and her strong background in financial and operating roles, including her substantial leadership experience serving as a Chief Executive Officer and Chief Financial Officer.

Kathryn Hayley — Director since December 2020



Chief Executive Officer, Rosewood Advisory Services, LLC

Age: 67

Committees: Compensation (Chair); Nominating and Governance; Executive

Kathryn Hayley has been the Chief Executive Officer of Rosewood Advisory Services, LLC, a business advisory services firm, since 2015. Previously, Ms. Hayley served as an Executive Vice President of UnitedHealthcare (a subsidiary of UnitedHealth Group, Inc.) from 2012 to 2015. From 2006 to 2012, she served as an executive of Aon plc (NYSE: AON), including as Chief Executive Officer of Aon Consulting Worldwide and Aon Hewitt Consulting Americas. Prior to her service at Aon plc, Ms. Hayley was an information technology partner at Deloitte Consulting LLP, led the U.S. financial services practice, and served on the board of directors of Deloitte & Touche U.S. Ms. Hayley has served on the boards of directors of Old National Bancorp (Nasdaq: ONB) since February 2022, following its merger with First Midwest Bancorp Inc. (formerly Nasdaq: FMBI). Prior to the merger, Ms. Hayley served on the board of directors of First Midwest Bancorp since 2016. Ms. Hayley also served on the board of directors of Alight Solutions, LLC from 2018 through 2021, and Interior Logic Group from 2021 through 2022. Ms. Hayley holds a Bachelor of Science from Illinois State University and a Master of Business Administration from the Kellogg School of Management at Northwestern University.

Ms. Hayley was chosen to serve on our Board due to her strong background in information technology, financial services and talent management and her extensive experience as a public company leader.

Kathryn Marinello — Director since December 2020



Former Chief Executive Officer, PODS

Age: 69

Chair of the Board

Committees: Executive

Kathryn Marinello served as Chief Executive Officer of PODS Enterprises, LLC from January 2021 until January 2026. Previously, she served as the President and Chief Executive Officer and a director of Hertz Global Holdings (NYSE: HTZ) ("Hertz") from January 2017 through May 2020. Prior to that, Ms. Marinello served as a Senior Advisor of Ares Management LLC, a global alternative asset manager, from March 2014 to December 2016, and as Chair, President and Chief Executive Officer of Stream Global Services, Inc., a business process outsourcing service provider, from 2010 to March 2014. Ms. Marinello served as Chair, Chief Executive Officer and President of Ceridian Corporation, a provider of human resources software and services, from 2006 to 2010, and in several senior roles at General Electric Co. (NYSE: GE) from 1997 to 2006. Ms. Marinello has served as a director of Volvo Group since 2014. She previously served as a member of the boards of directors of Ares Acquisition Corporation (NYSE: AAC) (2021-2023), The Nielsen Company B.V. (2014-2017), General Motors Company (NYSE: GM) (2007-2016), and RealPage, Inc. (Nasdaq: RP) (2015-2017). In May 2020, Hertz filed voluntary petitions for relief under chapter 11 of title 11 of the U.S. Bankruptcy Code following the impact of the COVID-19 pandemic on travel demand. Ms. Marinello holds a Doctorate of Humane Letters and a Master of Business Administration from Hofstra University and a Bachelor of Arts from State University of New York at Albany.

Ms. Marinello was chosen to serve on our Board due to her extensive leadership experience, including on several public company boards of directors, and her strong background with the consumer services, technology and BPO industries.

Bilge Ogut — Director Nominee



Executive, Group Bruxelles Lambert SA

Age: 54

Bilge Ogut has served as an executive of GBL, an investment group based in Brussels, since January 2026. Prior to that, Ms. Ogut was Advisory Partner to Partners Group, a global private equity firm, from 2024 to 2026. From 2013 until 2024, Ms. Ogut served in several senior leadership roles at Partners Group, including Head of Technology Investing and Head of Private Equity Europe, as well as serving on the firm's Private Equity Investment and Global Investment Committees and as Chair of the Technology Specialist Investment Committee. Ms. Ogut has also held positions at Warburg Pincus, a private equity firm, Standard Bank International, and Goldman Sachs. Ms. Ogut currently serves on the board of Pershing Square Holdings Ltd. and previously served on the boards of several other private companies, including Civica, CPA Global, Forterro, PartnerRe Ltd., Unit4, and Vermaat. Ms. Ogut holds an MBA from Harvard Business School and a bachelor's degree from the University of Pennsylvania's Wharton School and College of Arts and Sciences.

Ms. Ogut's more than 25 years of investment experience, including her background investing in and supporting technology companies and significant board service, make her a complementary addition to our Board of Directors.

Ms. Ogut was nominated for election to the Board pursuant to the Investor Rights Agreement that we entered into in connection with the Webhelp combination. See "Corporate Governance—Related Party Transactions."

Dennis Polk	Director since December 2020



Hyve Solutions Executive, TD SYNNEX Corporation

Age: 59

Committees: None

Dennis Polk has served as a member of the TD SYNNEX (NYSE: SNX) board of directors since February 2012 and is the TD SYNNEX Hyve Solutions Executive. Mr. Polk served as Executive Chair of the TD SYNNEX Board of Directors from September 2021 through August 2023 and as the TD SYNNEX President and Chief Executive Officer from March 2018 until September 2021. Mr. Polk joined TD SYNNEX in 2002 as Senior Vice President of Corporate Finance and in the same year became Chief Financial Officer. In 2006, he was promoted to Chief Operating Officer and served in that capacity until he became President and Chief Executive Officer. Mr. Polk previously served on the board of directors of Terreno Realty Corporation (NYSE: TRNO), a real estate company, from 2010 until 2025.

From his history of leadership roles at TD SYNNEX, the former parent company of Concentrix, Mr. Polk has deep knowledge of the Concentrix business and its industry. He also brings to our Board his leadership skills and a strong background in finance, operations, and distribution.

Ann Vezina	Director since December 2020



Chair, TD SYNNEX Corporation

Age: 62

Committees: Nominating and Governance (Chair); Compensation; Executive

Ann Vezina has served as a member of the board of directors of TD SYNNEX (NYSE: SNX) since February 2017, the Lead Independent Director since September 2021 and the Chair of the Board since September 2023. From July 2013 to August 2015, Ms. Vezina served as Corporate Vice President, Human Resources for Xerox Business Services, LLC ("Xerox"). From February 2010 to July 2013, she was Corporate Vice President and Chief Operations Officer for Xerox. Previously, she served as Executive Vice President and Group President, Commercial Solutions for Affiliated Computer Services, Inc. ("ACS") before the acquisition of ACS by Xerox Corporation in 2010. Ms. Vezina began her career with Electronic Data Systems. Ms. Vezina holds a Bachelor of Science in business administration from Central Michigan University.

As a director of TD SYNNEX, the former parent company of Concentrix, since 2017, Ms. Vezina has a strong background with the Concentrix business. From her senior executive roles with Fortune 500 companies, she also has extensive experience in the technology and services industries and with personnel management for global businesses.

Proposal No. 2: Ratification of Appointment of Independent Registered Public Accounting Firm

Our Audit Committee has appointed Ernst & Young LLP ("EY") as the independent registered public accounting firm to audit the Company's financial statements for the fiscal year ending November 30, 2026. EY has served as our independent registered accounting firm since 2025, when it was selected by the Audit Committee following a competitive process in which several firms were invited to participate, including KPMG LLP ("KPMG"). KPMG served as our independent registered public accounting firm from 2019 through the completion of the audit of the Company's financial statements for the fiscal year ended November 30, 2024. On October 28, 2024, the Company notified KPMG that the Company would dismiss KPMG as its independent registered public accounting firm upon completion of the audit of the Company's consolidated financial statements as of and for the fiscal year ending November 30, 2024 and the effectiveness of internal control over financial reporting as of November 30, 2024 and the issuance of KPMG's reports thereon.

The audit reports of KPMG on the Company's consolidated financial statements as of and for the fiscal years ended November 30, 2023 and 2024 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended November 30, 2023 and 2024 there were (i) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K and (ii) no "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K. Consistent with SEC rules regarding auditor independence, the lead KPMG partner on the Concentrix account did not serve in that role for more than five consecutive years.

During the fiscal years ended November 30, 2023 and 2024, neither the Company nor anyone on its behalf consulted with EY regarding any of the matters set forth in Item 304(a)(2) of Regulation S-K.

 Although ratification by our stockholders is not required by law or our Bylaws, we are submitting the appointment for ratification at the Annual Meeting because the Board values the opinion of our stockholders. You may vote for, against, or abstain from voting on this proposal. The affirmative vote of a majority of the shares of Common Stock represented, in person or by proxy, and entitled to vote at the Annual Meeting is required to approve this proposal, which means that the number of shares voted "for" the proposal must exceed the number of shares voted "against" the proposal for the proposal to pass. Abstentions represent a share entitled to vote and will have the same effect as a vote against the proposal. Proxies submitted without direction will be voted for the ratification of the appointment of EY as our independent registered public accounting firm for fiscal year 2026.

If our stockholders do not ratify the selection of EY, the Audit Committee will reconsider the appointment of EY but will be under no obligation to select a new accounting firm. Even if the selection is ratified, the Audit Committee may appoint a different independent registered public accounting firm at any time if the Audit Committee determines that a change would be in the best interests of the Company and our stockholders.

Representatives of EY are expected to attend the Annual Meeting to respond to appropriate questions and have an opportunity to make a statement if they desire to do so.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE <u>FOR</u> THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2026.

Audit Fees

Fees billed for professional services rendered by EY for the fiscal year ended November 30, 2025 and KPMG for the fiscal year ended November 30, 2024 were as set forth in the table below.

	2025	2024
Audit Fees[1]	$ 3,797,370	$ 6,036,482
Audit-Related Fees[2]	48,586	33,121
Tax Fees[3]	2,278,992	33,000
All Other Fees	—	—
Total	$ 6,124,948	$ 6,102,603

(1) Audit Fees were for professional services rendered for the audits of our financial statements and internal control over financial reporting, reviews of our interim consolidated financial statements included in our Quarterly Reports on Form 10-Q, statutory audits of our subsidiaries, and services provided in connection with statutory and regulatory filings.

(2) Audit-Related Fees were for professional services rendered relating to compilation services for our subsidiaries in connection with statutory and regulatory filings.

(3) Tax Fees were primarily for professional services rendered relating to tax compliance services, transfer pricing advisory services, and tax restructuring advisory services.

The Audit Committee has adopted policies and procedures related to the pre-approval of all audit, audit-related, tax, and other permissible services that will be provided by our independent registered public accounting firm. Under these procedures, the Audit Committee pre-approves both the type of services to be provided by the independent registered public accounting firm and the estimated fees related to these services. During the approval process, the Audit Committee considers the impact of the types of services and the related fees on the independence of the registered public accountants. The services and fees must be deemed compatible with the accountants' independence, including compliance with SEC rules and regulations. Throughout the year, the Audit Committee reviews and approves updates to the estimates of audit and non-audit fees initially approved.

All of the services presented in the table above for fiscal years 2025 and 2024 were approved by the Audit Committee in conformity with its pre-approval policies and procedures.

Proposal No. 3: Approval of the Compensation of Our Named Executive Officers

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Section 14a of the Exchange Act) requires that we provide our stockholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. Consistent with this requirement, we are holding a non-binding advisory vote on executive compensation, commonly known as "say-on-pay," to provide our stockholders with an opportunity to express their views on our named executive officers' compensation. The vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and our compensation philosophy, policies, and practices described in this Proxy Statement. Accordingly, we will ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on a non-binding advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K in the Company's Proxy Statement for the 2026 Annual Meeting of Stockholders pursuant to the rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2025 Summary Compensation Table and other compensation tables, and the related narrative disclosure."

You may vote for, against, or abstain from voting on this proposal. The affirmative vote of a majority of the shares of Common Stock represented, in person or by proxy, and entitled to vote at the Annual Meeting is required to approve this proposal, which means that the number of shares voted "for" the proposal must exceed the number of shares voted "against" the proposal for the proposal to pass. Abstentions represent shares entitled to vote and will have the same effect as a vote against the proposal. Broker non-votes will have no effect. Proxies submitted without direction will be voted for the approval, on an advisory basis, of our named executive officers' compensation.

Because this vote is advisory, it will not be binding on the Board or the Company. However, the Board and the Compensation Committee value the opinions expressed by our stockholders and will consider the outcome of the vote when evaluating our compensation practices and making future decisions regarding executive compensation. Consistent with the advisory vote of our stockholders at the 2021 Annual Meeting of Stockholders on the frequency of say-on-pay votes, a non-binding advisory vote on our executive compensation will again be included in our proxy statement next year.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE <u>FOR</u> THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

Proposal No. 4: Approval of an Amendment to the Concentrix Corporation 2020 Stock Incentive Plan to Increase the Number of Shares Available for Issuance

After careful consideration, the Board recommends that the Company's stockholders approve an amendment to the Concentrix Corporation Amended and Restated 2020 Stock Incentive Plan (the "2020 Plan") to increase the number of shares of Concentrix common stock, par value $0.0001 per share ("Common Stock"), available for issuance under the 2020 Plan by 3,700,000 shares (the "2020 Plan Amendment"). Other than the increase in the number of shares available for issuance under the 2020 Plan that is reflected in the proposed 2020 Plan Amendment, there are no other changes proposed to the 2020 Plan.

The Board approved the 2020 Plan Amendment on February 12, 2026, subject to approval by our stockholders at the Annual Meeting. If approved by our stockholders, the 2020 Plan Amendment would become effective as of the date of such approval (the "Effective Date").

Share Increase

In making the recommendation to increase the number of shares available for issuance under the 2020 Plan by an additional 3,700,000 shares, we considered a number of factors, including:

Equity is a Critical Component of our Compensation Strategy. The 2020 Plan has served as an essential part of our overall compensation program since it first became effective in December 2020. The 2020 Plan was designed and continues to promote our long-term success and the creation of stockholder value by (i) encouraging our employees, non-executive directors, and consultants to focus on critical long-range objectives, (ii) encouraging the attraction and retention of employees, outside directors, and consultants with exceptional qualifications, and (iii) linking our employees, non-executive directors, and consultants directly to stockholder interests through increased stock ownership.

We believe that the 2020 Plan Amendment supports our ability to remain competitive and to retain the services of our key senior executives and other technical and industry experts and personnel. We operate in a very competitive market for talent, and a key component of attracting and retaining talent is our equity-based compensation program. Providing employees with the opportunity to participate in stock ownership, and in turn, our long-term future performance, helps align the objectives of our stockholders and our employees, and is important in attracting, motivating and retaining the highly skilled talent essential to our success. The 2020 Plan authorizes the issuance of equity awards, including restricted shares, stock units, stock options, and stock appreciation rights, to support this strategy.

We Have a History of Prudent Grant Practices and Carefully Consider Our Need for Shares. The Compensation Committee carefully administers our equity incentive programs to manage stockholder dilution, plan burn rate, and stock-based compensation expense, in the absolute and as a percentage of revenue, while maintaining our ability to attract, reward, and retain key talent in a very competitive market. In evaluating the proposed 2020 Plan Amendment, our Board of Directors considered a number of factors, including stockholder feedback, the costs of the 2020 Plan Amendment, and an analysis of certain dilution metrics.

We solicited and obtained shareholder approval of an amendment and restatement of the 2020 Plan in October 2024, which, among other changes, increased the share reserve by 3,000,000 shares. At the time of shareholder approval, we projected that the increased share reserve would be sufficient for two to three years of equity awards. Since the October 2024 amendment, we have granted two years of non-executive annual equity grants (2024 and 2025) and two years of executive annual equity grants (2025 and 2026). At January 31, 2026, there were 769,067 shares remaining available for issuance under the 2020 Plan, representing 1.26% of our outstanding Common Stock as of that date.

We believe, and the Compensation Committee reviewed projections that indicated, that the 2020 Plan Amendment will provide us with an increased share reserve that will allow us to make equity awards, including for annual equity awards to key leaders, new hire grants, any special retention needs, merger and acquisition activities, and non-employee director grants for approximately two annual equity grant cycles.

We anticipate making future requests for additional increases in the share reserve periodically (and ahead of any potential depletion of the share reserve) so that we can continue to engage with our stockholders and allow them to evaluate the 2020 Plan's continued effectiveness. The duration of the share reserve is based on several assumptions, including that our grant practices under the 2020 Plan will be consistent with our historical practices and usage, and is dependent on a number of other factors that are difficult to predict or beyond our control, such as changes in business conditions, our stock price, and merger and acquisition activity that could alter this projection and our expectations.

We are committed to effectively managing our employee equity compensation programs in light of potential stockholder dilution. We also maintain a balanced capital return program that significantly offsets dilution from the 2020 Plan with share repurchases (approximately 7.4 million shares from September 2021 through November 2025).

For the past three fiscal years, we have granted equity awards under the 2020 Plan as summarized in the chart below.

	Fiscal Years Ended November 30,		
	2023	**2024**	**2025**
(a) Equity-based awards granted under 2020 Plan[1]	1,888,157	2,824,253	2,143,055
(b) Weighted-average number common shares - basic	53,801,177	64,997,188	63,012,328
Burn rate (a/b)	**3.51%**	**4.35%**	**3.40%**
(c) Shares repurchased	709,438	2,200,819	3,556,738
Burn rate, net of share repurchases ((a-c)/b)	**2.19%**	**0.96%**	**(2.24)%**
Shares available for grant under the 2020 Plan as of November 30, 2025			**1,038,946**

(1) Reflects gross number of shares underlying equity-based awards granted during the applicable year. For performance-based restricted stock units, includes the target number of shares that can be awarded upon vesting.

The 2020 Plan Promotes Good Governance Practices. The 2020 Plan continues to contain provisions, summarized below, that are designed to protect our stockholders' interests and align with current stockholder perspectives on equity incentive plans.

- *No Evergreen*. The 2020 Plan has no evergreen provision and additions to the share reserve require shareholder approval.

- *One-Year Minimum Vesting Requirement*. Subject to limited exceptions, the 2020 Plan requires future equity awards to have minimum vesting periods of not less than one year from the date an award is granted.

- *Double-Trigger Change in Control Provisions*. The 2020 Plan incorporates the double-trigger change in control provisions of our equity award agreements, which provides for acceleration of equity awards if the awards are not assumed, converted, replaced, or continued by the continuing entity in the event of a change in control, or if the participant is terminated as a result of an involuntary termination within twenty-four (24) months following a change in control.

- *Clawback Policy*. Awards under the 2020 Plan continue to be subject to recoupment under the Concentrix Corporation Clawback Policy, which is described in further detail on page 50, as well as any other recoupment arrangements or policies in effect at the time of grant.

- *No Discounted Options or Stock Appreciation Rights*. The 2020 Plan continues to require that stock options and stock appreciation rights have an exercise price at or above the fair market value per share of our Common Stock on the date of grant.

- *Prohibition on Repricing*. Repricing of stock options and stock appreciation rights, including by substitution or replacement, continues to be prohibited absent stockholder approval.

- *Director Compensation Limit*. Equity awards to each non-employee director are subject to an aggregate annual limit of $400,000 per 12-month period, excluding any awards granted to outside directors in lieu of a cash retainer.

Summary of Material Terms of the 2020 Plan

The following is a summary of material terms of the 2020 Plan. All statements herein are intended only to summarize the 2020 Plan and are qualified in their entirety by reference to the 2020 Plan itself. A copy of the 2020 Plan Amendment is set forth in full in Annex A.

Administration. Administration of the 2020 Plan is carried out by the Compensation Committee of our Board of Directors. The Board of Directors may also appoint one or more separate committees of the Board, each composed of one or more directors, who may administer the 2020 Plan with respect to employees who are not considered officers or directors under Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"), may grant awards under the 2020 Plan to such employees, and may determine all terms of such grants. The Board of Directors may also authorize one or more of our officers to designate employees, other than officers under Section 16, to receive awards and/or to determine the number of such awards to be received by such persons, provided that the Board of Directors will specify the total number of awards that such officers may award. As used in this summary, the term "administrator" means the Compensation Committee or its delegate.

Eligibility. Our officers and employees and those of our subsidiaries and affiliates are eligible to participate in the 2020 Plan. Our directors and other individuals who provide bona fide consulting services to us and our subsidiaries and affiliates are also eligible to participate in the 2020 Plan. The term subsidiary is used in this summary to refer to any corporation, if our company or one or more of our subsidiaries owns not less than 50% of the total combined voting power of all classes of outstanding stock of such corporation. The term affiliate is used in this summary to refer to any entity other than a subsidiary, if our company or one or more of our subsidiaries owns not less than 50% of such entity. As of

January 27, 2026, we had approximately 450,000 employees and consultants and eight non-employee directors.

Automatic Grants to Directors. On or as soon as practicable after each annual meeting of stockholders, each non-executive director will receive a number of whole restricted shares or stock units equal to the quotient of $175,000, or such other amount as is approved, from time to time, by the Board of Directors or the Compensation Committee, divided by the fair market value of a share of our Common Stock as of the grant date.

Maximum Shares and Award Limits. Under the 2020 Plan, as of the Effective Date, the maximum number of shares of Common Stock that may be subject to awards granted under the 2020 Plan (share reserve) will not exceed (x) 4,469,067 shares (reflecting shares that remained available for grant as of January 31, 2026, plus an increase to the total number of shares that may be issued under the 2020 Plan of 3,700,000 shares), less (y) any shares that were subject to an award granted under the 2020 Plan after January 31, 2026 and prior to the Effective Date, plus (z) any shares that may subsequently become available for issuance under the 2020 Plan as described in the next paragraph, in each case subject to adjustment to prevent the dilution or enlargement of rights from stock dividends, stock splits, recapitalization or similar transactions.

These limitations, and the terms of outstanding awards, will be adjusted as appropriate in the event of a stock dividend, stock split, reclassification of stock or similar events. If restricted shares or shares issued upon the exercise of options are forfeited, then such shares will become available for awards under the 2020 Plan. If stock units, options, or stock appreciation rights are forfeited or terminate for any reason before being settled or exercised, or an award is settled in cash without the delivery of shares to the holder, then the corresponding shares will again become available for awards under the 2020 Plan. If shares are withheld to satisfy the purchase price or exercise price or tax withholding obligation pursuant to any award, then such shares will become available for awards under the 2020 Plan. If stock units are settled, then only the number of shares, if any, actually issued in settlement of such stock units (and not forfeited) will reduce the number of available shares and the balance will become available for awards under the 2020 Plan.

The Compensation Committee may make awards under the 2020 Plan by assumption, substitution, or replacement of awards granted by another entity, if such assumption, substitution, or replacement is in connection with an acquisition, merger, consolidation, or similar transaction involving the Company and such other entity. Any such substitute or assumed awards will not count against the overall share limit.

The closing price for our Common Stock on the Nasdaq Stock Market as of January 27, 2026, was $41.61 per share.

Stock Options. The 2020 Plan provides for the grant of both options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code ("Code") and options that are not intended to so qualify. Options intended to qualify as incentive stock options may be granted only to persons who are our employees or are employees of our subsidiaries. The number of shares of Common Stock that may be delivered in the aggregate pursuant to the exercise of incentive stock options that are granted under the 2020 Plan will not exceed 500,000.

The administrator may select the recipients who are granted options and, consistent with the terms of the 2020 Plan, will prescribe the terms of each option, including the vesting rules for such option, subject to the limitations set forth under "Minimum Vesting" below. A stock option agreement may provide for accelerated exercisability in the event of the recipient's death, disability, or retirement or other events and may provide for expiration prior to the end of its term in the event of the termination of the recipient's service.

The exercise price of an incentive stock option cannot be less than 100% of the Common Stock's fair market value on the date the option is granted, and in the event a recipient is deemed to be a 10% owner of our Company or one of our subsidiaries, the recipient is not eligible to receive an incentive stock option unless such grant satisfies Section 422 of the Code. The exercise price of a nonqualified stock option cannot be less than 100% of the Common Stock's fair market value on the date the option is granted.

Within the limitations of the 2020 Plan (including the repricing prohibitions), the administrator may modify or extend outstanding options or may accept the cancellation of outstanding options (to the extent not previously exercised), in return for the grant of new options for the same or a different number of shares and at the same or a different exercise price, or in return for the grant of the same or a different number of shares. No modification of an option will, without the consent of the recipient, materially impair such recipient's rights or obligations under such option.

The option price may be paid in cash or, to the extent that the stock option agreement so provides, by surrendering shares of Common Stock, in consideration of services rendered to the Company, by delivery of an irrevocable direction to a securities broker to sell shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price, by delivery of an irrevocable direction to a securities broker or lender to pledge shares, as security for a loan, and to deliver all or part of the loan proceeds to the Company in payment of the aggregate exercise price, by "net exercise" arrangement, by delivering a full-recourse promissory note, or in any other form that is consistent with applicable laws, regulations, and rules. Options may be exercised in accordance with requirements set by the administrator. The maximum period in which an option may be exercised will be fixed by the administrator but cannot exceed ten years, and in the event a recipient is deemed to be a 10% owner of our Company or one of our subsidiaries, the maximum period for an incentive stock option granted to such recipient cannot exceed five years.

Awards generally will be nontransferable except in the event of the recipient's death but the administrator may allow the transfer of incentive stock options consistent with Section 422 of the Code.

Each stock option agreement will set forth the extent to which the recipient will have the right to exercise the option following the termination of the recipient's service with us and our subsidiaries, and the right to exercise the option of any executors or administrators of the recipient's estate or any person who has acquired such option(s) directly from the recipient by bequest or inheritance. A stock option agreement will typically provide that an option will cease to be exercisable upon the earlier of three months following the recipient's termination of service with us or our affiliate or the expiration date under the terms of the recipient's stock option agreement. Upon death or disability, the option exercise period is extended to the earlier of one year from the recipient's termination of service or the expiration date under the terms of the recipient's stock option agreement.

Stock Appreciation Rights. The administrator also may select the recipients who receive stock appreciation rights under the 2020 Plan. A stock appreciation right entitles the recipient to receive a payment of up to the amount by which the fair market value of a share of Common Stock on the date of exercise exceeds the base value for a share of Common Stock as established by the administrator at the time of grant of the award. A stock appreciation right will be exercisable at such times and subject to such conditions as may be established by the administrator. A stock appreciation right may be granted either alone or in tandem with other awards under the 2020 Plan. The amount payable upon the exercise of a stock appreciation right may be settled in cash or by the issuance of shares of Common Stock.

Restricted Shares. The administrator also may select the recipients who are granted restricted shares and, consistent with the terms of the 2020 Plan, will establish the terms of each stock award. A restricted share award may be subject to vesting requirements or transfer restrictions or both, if so provided by the administrator, subject to the limitations set forth under "Minimum Vesting" below. Those requirements may include, for example, a requirement that the recipient complete a specified period of service or that certain performance criteria be achieved. Recipients who are granted restricted shares generally have all of the rights of a stockholder with respect to such shares. Restricted shares may be issued for consideration determined by the administrator, including cash, cash equivalents, full-recourse promissory notes, past services, and future services.

Restricted Stock Units. The administrator also may select the recipients who are granted stock units and, consistent with the terms of the 2020 Plan, will establish the terms of each stock unit. Stock units give recipient the right to acquire a specified number of shares of stock, or in the Compensation Committee's discretion, the equivalent value in cash, at a future date upon the satisfaction of certain vesting conditions based upon a vesting schedule or performance criteria established by the administrator, subject to the limitations set forth under "Minimum Vesting" below. Unlike restricted stock, the stock underlying stock units will not be issued until the stock units have vested, and recipients of stock units generally will have no voting rights prior to the time the vesting conditions are satisfied. A stock unit recipient may, at the Compensation Committee's discretion, have a right to dividend equivalents, which may be converted into additional stock units.

Minimum Vesting. Awards under the 2020 Plan will vest no earlier than the first anniversary of the date the award is granted (excluding, for this purpose, any (i) substitute awards, (ii) shares delivered in lieu of fully vested cash awards and (iii) awards to non-employee directors that vest on the earlier of the one-year anniversary of the date of grant or the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting); provided, that, the Compensation Committee may grant equity-based awards without regard to the foregoing minimum vesting requirement with respect to a maximum of 5% of the share reserve (subject to adjustment for changes in capitalization); and, provided further, for the avoidance of doubt, that the foregoing restriction does not apply to the Compensation Committee's discretion to provide for accelerated exercisability or vesting of any award, including in cases of retirement, death, disability or a change in control, in the terms of the award or otherwise.

Adjustment of Shares. In the event of a recapitalization, stock split, declaration of a dividend payable in shares or in a form other than shares in an amount that has a material effect on the price of shares, or similar capital transaction, the Compensation Committee will make appropriate and equitable adjustments to the number of shares of Common Stock reserved for issuance under the 2020 Plan, the number of shares that can be issued as incentive stock options, the number of shares subject to outstanding awards and the exercise price under each outstanding option or stock appreciation right.

Change in Control. Except as otherwise provided in an award agreement, in the event of a Change in Control (as defined in the 2020 Plan), if the successor corporation does not assume, convert, continue or replace an award under the Plan with an equivalent award, the award will become fully vested. Awards that are so assumed, converted, continued, or replaced will not vest upon a Change in Control; provided, however, that in the event of a participant's involuntary termination of employment (as defined in the 2020 Plan) within twenty-four months following consummation of a Change in Control, any such assumed, converted, continued or replaced awards will become immediately exercisable and all restrictions will lapse, as applicable. Awards with vesting provisions based on performance goals will generally vest at the end of the original performance period based on the Company's performance up to the date of the Change in Control and target performance for the remainder of the performance period, in each case as determined by the Compensation Committee. In the event of an involuntary termination within twenty-four months following the consummation of a Change in Control, the restrictions on any performance based awards assumed, converted, continued or replaced as described above will lapse.

Deferral of Awards. Subject to compliance with Section 409A of the Code, the Compensation Committee in its sole discretion may permit or require a participant to have cash or shares that otherwise would be paid or delivered to such participant as a result of the exercise of a stock appreciation right or option, or the settlement of stock units, credited to a deferred compensation account established for the participant by the Compensation Committee, or may have shares that would otherwise be paid or delivered converted into restricted stock units.

Cancellation or Clawback of Awards. Any award granted under the 2020 Plan (including any amounts or benefits arising from such awards) will be subject to any clawback or recoupment arrangements or policies the Company has in place from time to time, including the Concentrix Corporation Compensation Clawback Policy, pursuant to which the Compensation Committee may, to the extent permitted by applicable law and Company arrangement or policy, and will, to the extent required by applicable law, cancel or require reimbursement of any award granted to a participant or any shares issued or cash received upon vesting, exercise, or settlement of any such awards or sale of shares underlying the awards.

Amendment and Termination. No incentive stock options may be granted under the 2020 Plan after the tenth anniversary of the Board's adoption of the amendment and restatement to the 2020 Plan on August 22, 2024. The Board of Directors may amend or terminate the 2020 Plan at any time, but an amendment will not become effective without the approval of our stockholders to the extent required by applicable laws, regulations or rules. No termination of the 2020 Plan will affect a Recipient's rights under outstanding awards without the recipient's consent.

Federal Tax Aspects of the 2020 Plan

This is a brief summary of the federal income tax aspects of awards that may be made under the 2020 Plan based on existing U.S. federal income tax laws. This summary provides only the basic tax rules. It does not describe a number of special tax rules, including the alternative minimum tax and various elections that may be applicable under certain circumstances. It also does not reflect provisions of the income tax laws of any municipality, state, or foreign country in which a holder may reside, nor does it reflect the tax consequences of a holder's death. The tax consequences of awards under the 2020 Plan depend upon the type of award.

Incentive Stock Options. The recipient of an incentive stock option generally will not be taxed upon grant of the option. Federal income taxes are generally imposed only when the shares of stock from exercised incentive stock options are disposed of, by sale or otherwise. The amount by which the fair market value of the stock on the date of exercise exceeds the exercise price is, however, included in determining the option recipient's liability for the alternative minimum tax. If the incentive stock option recipient does not sell or dispose of the stock until more than one year after the receipt of the stock and two years after the option was granted, then, upon sale or disposition of the stock, the difference between the exercise price and the market value of the stock as of the date of exercise will be treated as a capital gain, and not ordinary income. If a recipient fails to hold the stock for the minimum required time, at the time of the disposition of the stock, the recipient will recognize ordinary income in the year of disposition generally in an amount equal to any excess of the market value of the Common Stock on the date of exercise (or, if less, the amount realized or disposition of the shares) over the exercise price paid for the shares. Any further gain (or loss) realized by the recipient generally will be taxed as short-term or long-term gain (or loss) depending on the holding period. We will generally be entitled to a tax deduction at the same time and in the same amount as such ordinary income that may be recognized by the option recipient.

Nonqualified Stock Options. The recipient of stock options not qualifying as incentive stock options generally will not be taxed upon the grant of the option. Federal income taxes are generally due from a recipient of nonqualified stock options when the stock options are exercised. The difference between the exercise price of the option and the fair market value of the stock purchased on such date is taxed as ordinary income. Thereafter, the tax basis for the acquired stock is equal to the amount paid for the stock plus the amount of ordinary income recognized by the recipient. We will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient by reason of the exercise of the option.

Restricted Stock Awards, Restricted Stock Units, and Other Awards. Recipients who receive awards of restricted stock subject to a vesting requirement generally recognize ordinary income at the time substantial vesting occurs, in an amount equal to the fair market value of the stock at that time minus the amount, if any, paid for the stock. However, a recipient who receives restricted shares which are not substantially vested may, within 30 days of the date the shares are transferred, elect in accordance with Section 83(b) of the Code to recognize ordinary compensation income at the time of transfer of the shares rather than upon the vesting dates. Recipients who receive restricted stock unit awards will generally recognize ordinary income when they receive shares upon settlement of the awards, in an amount equal to the fair market value of the shares at that time. We will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the recipient.

Section 409A. Any deferrals made under the 2020 Plan, including awards granted under the 2020 Plan that are considered to be deferred compensation, must satisfy the requirements of Section 409A of the Code to avoid adverse tax consequences to participating employees. These requirements include limitations on election timing, acceleration of payments, and distributions. We intend to structure any deferrals and awards under the 2020 Plan to meet the applicable tax law requirements or any applicable exemptions thereto.

Registration with the SEC

If our stockholders approve this proposal, we will file with the SEC, as soon as reasonably practicable after such approval, a registration statement on Form S-8 relating to the additional shares available for issuance under the 2020 Plan.

New Plan Benefits

The administrator has not made any determination with respect to future awards under the 2020 Plan and, except for automatic grants to non-employee directors, future awards and the terms of any future awards under the 2020 Plan are not determinable. As described above, the 2020 Plan provides for the automatic grant of restricted shares or stock units to non-employee directors, and each non-employee director nominee who will continue to serve as a member of the Board of Directors will receive a number of whole restricted shares or stock units equal to $175,000, or such other amount as is approved, from time to time, by the Board of Directors or the Compensation Committee, divided by the fair market value of a share of our Common Stock as of the grant date. Awards that were granted under the 2020 Plan in fiscal year 2025 to our named executive officers are described in the "Compensation Discussion & Analysis" section and to our non-employee directors in the "Director Compensation" section in this Proxy Statement and other filings made by the Company with the SEC. In fiscal year 2025, approximately 1.7 million shares were issued to non-executive officer employees of the Company under the 2020 Plan, which excludes approximately 620,000 cash-settled restricted stock units granted in October 2025.

Required Vote

The effectiveness of the 2020 Plan Amendment is contingent upon stockholder approval. If our stockholders do not approve the 2020 Plan Amendment, the existing version of the 2020 Plan will remain in effect, unchanged. Approval of the 2020 Plan Amendment requires the affirmative vote of a majority of the shares present and voting at the Annual Meeting in person or by proxy. Unless marked to the contrary, proxies received will be voted "FOR" approval of the 2020 Plan Amendment.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE <u>FOR</u> THE 2020 PLAN AMENDMENT.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information with respect to our equity compensation plans as of November 30, 2025:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders[2]	4,658,657	$58.79	1,848,697
Equity compensation plans not approved by stockholders[3]	9,141	$34.18	—
Total	4,667,798	$57.76	1,848,697

(1) Reflects awards outstanding under the 2020 Plan. Includes 3,312,983 unvested time-based restricted stock units ("RSUs"), 1,137,170 unvested performance-based RSUs (at target), and 208,504 stock options with a weighted average remaining term of 2.43 years. The RSUs are not included in the calculation of the weighted average exercise price in column (b).

(2) Reflects shares available for issuance under (a) the 2020 Plan and (b) the Concentrix Corporation 2020 Employee Stock Purchase Plan, as amended (the "ESPP"). Under the ESPP, qualifying employees may purchase shares of Common Stock at a discount to the market value. As of November 30, 2025, 1,038,946 shares of Common Stock remained available for grant under the 2020 Plan and 809,751 shares of Common Stock remained available for issuance under the ESPP.

(3) Reflects shares available for issuance upon the exercise of certain outstanding stock options originally granted under the ProKarma Holdings Inc. ("PK") 2016 Long-Term Incentive Plan and assumed by the Company in connection with its acquisition of PK in December 2021.



BENEFICIAL OWNERSHIP OF SECURITIES

On the record date, January 27, 2026, our outstanding voting securities consisted of 61,366,968 shares of Common Stock. The following tables set forth the number of shares of Common Stock that are beneficially owned by each of our directors, director nominees and named executive officers and each stockholder that we believe to be the beneficial owner of more than 5% of the outstanding Common Stock, in each case as of the record date of January 27, 2026.

As used in this information statement, "beneficial ownership" means that a person has, or may have within 60 days of January 27, 2026, the sole or shared power to vote or direct the voting of a security or the sole or shared investment power with respect to a security (that is, the power to dispose or direct the disposition of a security), or both. Unless otherwise indicated in the footnotes below, each individual or entity identified below has sole voting and investment power with respect to such securities and no securities have been pledged.

Directors and Named Executive Officers	Number of Shares of Common Stock Owned	Number of Shares of Common Stock Subject to Options Exercisable within 60 Days	Number of Shares of Common Stock That May Be Settled within 60 Days	Total Beneficial Ownership	Percentage Ownership
Chris Caldwell	192,207	125,879	13,441	331,527	*
Chih-Kai Cheng	—	—	—	—	*
Teh-Chien Chou	6,130	—	3,873	10,003	*
LaVerne H. Council	6,130	—	3,873	10,003	*
Jennifer Deason	6,130	—	3,873	10,003	*
Craig Gibson[1]	26,084	—	1,699	27,783	*
Nicolas Gheysens	3,953	—	3,873	7,826	*
Jane Fogarty	7,995	—	1,568	9,563	*
Kathryn Hayley[2]	9,173	—	3,873	13,046	*
Kathryn Marinello	6,130	—	3,873	10,003	*
Bilge Ogut	—	—	—	—	*
Dennis Polk	17,350	18,129	3,873	39,352	*
Ann Vezina	8,074	—	3,873	11,947	*
Andre Valentine	43,234	—	2,912	46,146	*
Cormac Twomey	13,019	—	3,061	16,080	*
All executive officers and directors as a group (13 persons)	345,609	144,008	53,665	543,282	0.9%

* Represents less than 1% of the Company's Common Stock.

(1) Includes 969 shares of restricted stock held by Mr. Gibson that were issued in connection with the combination with Webhelp. Such shares vest in full if the share price of our Common Stock reaches $170.00 per share within seven years from September 25, 2023 (based on daily volume weighted average prices measured over a specific period), or if within three years from September 25, 2023 we have a change of control with per share consideration of at least $150.00. Such shares of restricted stock are not entitled to dividends and Mr. Gibson has waived his rights as a holder of such shares to vote on any matter submitted to the holders of our Common Stock.

(2) Includes 2,535 shares held by the KJH Investment Trust and 500 shares held by the Kathryn Hayley Revocable Trust for which Ms. Hayley is the trustee and beneficiary.

Principal Stockholders and Address	Number of Shares Beneficially Owned	Percentage Ownership
Group Bruxelles Lambert (1) 24 avenue Marnix 1000 Brussels, Belgium	8,773,667	14.3 %
The Vanguard Group (2) 100 Vanguard Blvd Malvern, PA 19355	5,363,893	8.7 %
MiTAC Holdings Corporation (3) No. 202, Wenhua 2nd Road Guishan District, Taoyuan City 333 Taiwan	4,415,535	7.2 %
AQR Capital Management, LLC (4) One Greenwich Plaza, Suite 130 Greenwich, CT 06830	4,305,469	7.0 %
BlackRock, Inc. (5) 55 East 52nd Street New York, NY 10022	3,982,052	6.5 %
Synnex Technology International Corporation (6) 4F, No. 75, Sec. 3, Minsheng E. Road Zhongshan District, Taipei City 104 Taiwan	3,545,840	5.8 %

(1) Based solely on information contained in a Schedule 13D filed with the SEC on October 5, 2023 by GBL, this amount represents 35,964 shares of Common Stock held by FINPAR V SA ("FINPAR V"), 38,623 shares of Common Stock held by FINPAR VI SA ("FINPAR VI"), and 8,699,080 shares of Common Stock held by Sapiens S.àr.l. ("Sapiens"). FINPAR V has shared voting and dispositive power over 35,964 shares of Common Stock, FINPAR VI has shared voting and dispositive power over 38,623 shares of Common Stock, and Sapiens has shared voting and dispositive power over 8,699,080 shares of Common Stock. GBL Verwaltung S.A. ("GBLV") is the parent company of Sapiens, and therefore may be deemed to beneficially own the 8,699,080 shares of Common Stock held by Sapiens. GBL is the parent of GBLV, FINPAR V, and FINPAR VI and therefore may be deemed to beneficially own the 8,773,667 shares of Common Stock directly held by GBL, FINPAR V, and FINPAR VI.

(2) Based solely on information contained in Amendment No. 3 to Schedule 13G filed with the SEC on February 13, 2024 by The Vanguard Group, which reported that it did not have sole voting power over any shares of Common Stock and had sole dispositive power over 5,286,294 shares of Common Stock, shared voting power over 30,239 shares of Common Stock, and shared dispositive power over 77,599 shares of Common Stock.

(3) Based solely on information contained in Amendment No. 4 to Schedule 13G filed with the SEC on February 6, 2024, this amount includes 302,102 shares of Common Stock held by Silver Star Developments Ltd. ("SSDL"), 2,135,489 shares of Common Stock held by MiTAC International Corporation ("MIC"), and 1,977,944 shares of Common Stock held by MiTAC Holdings Corporation ("MHC"). SSDL is a wholly-owned subsidiary of MIC and MIC is a wholly-owned subsidiary of MHC. MHC has sole voting and sole dispositive power over 4,415,535 shares of Common Stock.

(4) Based solely on information contained in Amendment No. 1 to Schedule 13G filed with the SEC on August 14, 2025 by AQR Capital Management LLC and AQR Capital Management Holdings, LLC (collectively, the "AQR Holders"). The AQR Holders have shared voting power and shared dispositive power over 4,305,469 shares of Common Stock.

(5) Based solely on information contained in Amendment No. 3 to Schedule 13G filed with the SEC on January 29, 2024 by BlackRock, Inc., which reported that it had sole voting power over 3,855,799 shares of Common Stock and sole dispositive power over 3,982,052 shares of Common Stock.

(6) Based solely on information contained in Amendment No. 2 to Schedule 13G filed with the SEC on February 6, 2024, this amount represents 3,545,840 shares of Common Stock held by Peer Developments Ltd. Peer Developments Ltd. is a wholly-owned subsidiary of Synnex Technology International Corporation. Synnex Technology International Corporation has sole voting and sole dispositive power over 3,545,840 shares of Common Stock.

OUR EXECUTIVE OFFICERS

Information regarding each of our executive officers and their relevant business experience is summarized below.



Chris Caldwell, 53, President and Chief Executive Officer. Chris has served as President and Chief Executive Officer of Concentrix since December 2020 after serving as Executive Vice President of TD SYNNEX and President of Concentrix from February 2014 to December 2020. He previously served as President of Concentrix from June 2012 to February 2014, Senior Vice President and General Manager of Concentrix from March 2007 to June 2012, and Senior Vice President, Global Business Development of TD SYNNEX from March 2007 to June 2012. Chris joined TD SYNNEX in 2004 as Vice President, Emerging Business through the acquisition of EMJ Data Systems Ltd.



Andre Valentine, 62, Chief Financial Officer. Andre has served as Executive Vice President and Chief Financial Officer of Concentrix since October 2018. He previously served as Chief Financial Officer of Convergys Corporation ("Convergys") from August 2012 to October 2018, Senior Vice President of Finance, Customer Management of Convergys from 2010 to 2012 and 2002 to 2009, Senior Vice President, Controller of Convergys 2009 to 2010, and Vice President, Controller of Convergys from 1998 to 2002.



Cormac Twomey, 56, Executive Vice President, Customer Success. Cormac has served as Executive Vice President, Customer Success since September 2023 after serving as Executive Vice President, Global Operations and Delivery of Concentrix from January 2019 to September 2023. He previously served as Chief Commercial Officer of Convergys from October 2017 to October 2018, Senior Vice President, Operations of Convergys from January 2017 to October 2017, Senior Vice President, EMEA and Intelligent Contact of Convergys from March 2014 to December 2016, Managing Director of Stream Global Services, Inc. from 2013 to 2014 and Senior Vice President, Sales and Client Management, EMEA of Stream Global Services from 2011 to 2013.



Craig Gibson, 53, Executive Vice President, Global Sales and Account Management. Craig has served as Executive Vice President, Global Sales and Account Management since January 2024 after serving as Chief Growth Officer of Webhelp from August 2020 to January 2024. Craig also served as Chief Commercial Officer, UK of Webhelp from October 2016 to August 2020 and Chief Executive Officer of Webhelp South Africa from October 2013 until October 2016. Prior to that, he spent over 15 years in various leadership roles in the business processing outsourcing provider industry, as well as the systems integration, technology and CRM industries.



Jane Fogarty, 59, Executive Vice President, Legal. Jane has served as Executive Vice President, Legal of Concentrix since September 2021 and served as Corporate Secretary of Concentrix from September 2021 to September 2023. She previously served as General Counsel of Turnitin LLC from April 2020 to September 2021 and Vice President and Senior Counsel of TD SYNNEX from October 2014 to March 2020. Prior to that, Jane was Asia Pacific Counsel for Concentrix from February 2014 to October 2014 and served in various legal roles at IBM Global Services from October 2003 to January 2014.

**COMPENSATION DISCUSSION AND ANALYSIS**

Our Named Executive Officers

For purposes of the Compensation Discussion and Analysis and the executive compensation tables that follow, the below individuals are referred to as our "named executive officers" or "NEOs" during fiscal year 2025:

- Chris Caldwell, President and Chief Executive Officer
- Andre Valentine, Chief Financial Officer
- Cormac Twomey, Executive Vice President, Customer Success
- Craig Gibson, Executive Vice President, Global Sales and Account Management
- Jane Fogarty, Executive Vice President, Legal

Our Total Rewards Philosophy

Our compensation and benefits programs align our strategy and the financial interests of our NEOs, game-changers and stockholders. Our compensation programs are developed to support our culture, attract, retain, and motivate executives who can contribute to our future success as a global organization, and reinforce the achievement of strategic financial metrics aligned with long-term sustainable profitability and growth. Our executive compensation programs are designed with the following objectives in mind:

Market-Competitive. We benchmark and assess our executive compensation program annually to ensure market-competitive target total direct compensation consisting of base salary, a target annual cash incentive, and long-term equity incentives.

Pay for Performance. We remain committed to pay-for-performance by closely linking compensation with performance. We emphasize pay-for-performance by making a significant percentage of the target total direct compensation of each NEO contingent on attaining annual and long-term Company performance goals.

Business Results and Stockholder Value. We reward success and performance to achieve business results for long-term impact. We align incentive programs with stockholder value creation using annual and three-year performance measures that drive stockholder value.

Comprehensive Benefit Programs. We enhance total direct compensation with benefit programs and offerings that enable total well-being and mental health.

Our Compensation Process

Role of Compensation Committee. The Compensation Committee has overall responsibility for our executive compensation policies as provided in the Compensation Committee Charter adopted by the Board. The Compensation Committee is empowered to review and approve the annual compensation and compensation procedures for our executive officers and does not delegate any of these functions to others in setting compensation.

Role of Management. Our CEO and our Executive Vice President, People Solutions provide recommendations to the Compensation Committee regarding the general design of the Company's compensation plans as well as the compensation of the other executive officers. The CEO's compensation is discussed and approved during executive sessions of the Compensation Committee and the Board without the CEO present.

Compensation Consultant. In accordance with the Compensation Committee Charter, the Compensation Committee has the authority, at the Company's expense and without further approval, to engage, retain, replace, and terminate any compensation consultants, outside counsel, or other advisors to the Compensation Committee, including the authority to approve the consultant's or advisor's fees and other retention terms. During fiscal year 2025, the Compensation Committee engaged FW Cook to provide advice on, and assist the Compensation Committee in its review of, executive officer and non-employee director compensation matters, including the review of the Company's compensation peer group and incentive plan design for our NEOs. The Compensation Committee regularly meets with its independent compensation consultant without management present.

The Compensation Committee reviewed the independence of FW Cook in fiscal year 2025, including the specific factors set forth in Rule 10C-1 under the Exchange Act and determined that FW Cook is independent and that FW Cook's work for the Committee does not raise any conflict of interest.

Compensation Peer Group. During 2024, the Compensation Committee, with assistance from FW Cook, evaluated the compensation peer group and determined not to make any adjustments to the peer group at that time. Accordingly, the Compensation Committee approved the below peer group to be used for fiscal year 2025 compensation purposes:

Amdocs Limited	Equifax Inc.	Open Text Corporation
CGI Inc.	ExlService Holdings, Inc.	Teleperformance[1]
Cognizant Technology Solutions Corp.	Fair Isaac Corporation	TransUnion
DXC Technology Company	Five9, Inc.	TTEC Holdings, Inc.
EPAM Systems, Inc.	Genpact Limited	Verisk Analytics, Inc.

(1) Traded on a non-U.S. stock exchange and compensation data may not be available for all comparisons reviewed.

To identify a sufficient number of companies so that the data gathered is adequate to reach reasonable conclusions about the competitive market, the Compensation Committee considers technology-enabled peers that operate in a customer experience related industry, as well as adjacent industries that compete for similar executive talent. The above peer companies were selected primarily based upon having similar business operations and industries, and being in a reasonable size range for direct compensation comparisons.

At the time the peer group was approved in 2024, our revenue was at the 76th percentile of the peers' revenue for the trailing four quarters, and our market capitalization was at the 26th percentile of the peers' average market capitalization for the most recently disclosed fiscal year (i.e., corresponding to the most recent year of compensation disclosures).

During 2025, the Compensation Committee reviewed the compensation peer group to be used for fiscal 2026 compensation purposes and replaced Verisk Analytics, Inc. with Kyndryl Holdings, Inc., which the Committee determined to be a more suitable comparator in terms of market capitalization and business focus. At the time the 2026 peer group was approved, our revenue was at the 70th percentile of the peers' revenue for the trailing four quarters, and our market capitalization was at the 17th percentile of the peers' average market capitalization for the most recently disclosed fiscal year (i.e., corresponding to the most recent year of compensation disclosures).

2025 Say-on-Pay Advisory Vote. Approximately 97.7% of the votes cast at our 2025 Annual Meeting voted to approve the compensation of our named executive officers. We believe that this substantial majority of votes cast continues to represent our stockholders' alignment with our executive compensation and benefits structure, which emphasizes pay-for-performance and prudent governance practices. We continue to strive to align our compensation program with the expectations of our stockholders. During 2025, we sought feedback and perspectives from our stockholders, including with respect to executive compensation, and have taken those perspectives into consideration when making compensation decisions, including the addition of adjusted earnings per share ("EPS") growth and total shareholder return ("TSR") as performance metrics under the 2025 long-term incentive program.

We once again recommend that our stockholders vote FOR the approval, on an advisory basis, of the compensation of our named executive officers.

Elements of the Fiscal Year 2025 Compensation Program

Our executive compensation program includes four primary components:

(1) base salary;

(2) cash incentive awards under our Senior Management Incentive Plan ("SMIP");

(3) performance-based equity incentive awards; and

(4) time-based equity awards.

The Compensation Committee does not benchmark compensation to any specific percentage of our peer group. With the assistance of its independent compensation consultant, the Committee reviews executive compensation opportunities, including target total cash compensation (base salary plus target cash incentive award), target total direct compensation (base salary plus target cash incentive award plus target equity incentive award), the difficulty of achieving incentive plan goals, pay-for-performance alignment, and the compensation levels of executive officers in comparable positions across our compensation peer group. The Compensation Committee considers the results of this review when setting target total compensation and strives to set compensation at a level that requires our NEOs to achieve strong performance in order to earn total cash compensation and total direct compensation that is competitive with that of our peer group. We continue to progress the compensation of our NEOs to support the competitiveness of our executive compensation program in comparison to our compensation peer group.

Base Salary. Base salaries are designed to provide a consistent cash flow throughout the year as compensation for day-to-day responsibilities. Base salaries are reviewed and, if deemed appropriate, adjusted on an annual basis. Our NEOs' base salaries are based on, among other things, the breadth and complexity of the individual's responsibilities, their contributions to our performance, individual performance, and any new responsibilities assumed. The Compensation Committee reviews data from our compensation peer group to validate the competitiveness of our compensation program, including base salaries. However, the Compensation Committee does not benchmark base salary to a specific percentile of the peer data.

In January 2025, the Compensation Committee approved fiscal year 2025 base salaries for each of our named executive officers as follows:

	Fiscal Year 2025 Base Salary	Year-over-Year % Change
Chris Caldwell	$855,000	3.0%
Andre Valentine	$661,589	3.0%
Cormac Twomey	$627,966 [1]	10.0%
Craig Gibson	$553,758 [1]	10.0%
Jane Fogarty	$514,800	4.0%
(1) Converted from £474,575, with respect to Mr. Twomey, and £418,494, with respect to Mr. Gibson, by using the 2025 fiscal year end exchange rate of 1 GBP to $1.3232.		

The Compensation Committee increased the CEO's 2025 base salary based on its evaluation of his performance, company performance, and market data from our compensation peer group. The CEO recommended, and the Compensation Committee approved, the other executive officers' 2025 base salaries based on individual performance, company performance, and the desire to move the executives' compensation closer to the median of the compensation peer group. Messrs. Twomey and Gibson received a larger increase to move their base salaries closer to the median of our compensation peer group in light of the more significant difference between Messrs. Twomey and Gibson's salaries and the peer group medians. The Committee also considered Messrs. Twomey and Gibson's respective fiscal year 2024 performance in determining the appropriateness of these adjustments.

Senior Management Incentive Plan. Cash incentive awards under the SMIP reward our NEOs for achievement of operating and financial goals, in keeping with a performance-driven environment conducive to increasing stockholder value. In fiscal year 2025, our executive officers earned SMIP awards equal to 82.2% of their individual target award opportunities based on non-GAAP operating income that was above the threshold goal but below the target goal and revenue that was above the target goal but below the stretch goal established by the Compensation Committee.

SMIP Award Opportunity: 0-150% of Target Award, with threshold opportunity at 50%			
Performance Metric: Non-GAAP Operating Income[1]		Performance Metric: Revenue	
65% of SMIP		35% of SMIP	
Goals	Award Opportunities	Goals	Award Opportunities
Threshold: $1,197 million	50% of Target Award	Threshold: $9,289 million	50% of Target Award
Target: $1,330 million	100% of Target Award	Target: $9,676 million	100% of Target Award
Stretch: $1,463 million	150% of Target Award	Stretch: $9,870 million	150% of Target Award
Actual Performance: $1,253.5 million		Actual Performance: $9,686 million[2]	
Actual Performance as Percentage of Target Goal: 94.2%		Actual Performance as Percentage of Target Goal: 100.1%	
Weighted Payout as Percentage of Total Award: 46.3%		Weighted Payout as Percentage of Total Award: 35.9%	
Total Earned Award: 82.2%			

(1) See page 42 of our Annual Report on Form 10-K for a reconciliation of non-GAAP operating income to operating income (loss), as reported. Non-GAAP operating income of $1,253.5 million excludes impairment charges, acquisition-related, integration and restructuring expenses, step-up depreciation, amortization of intangible assets, and share-based compensation.

(2) For purposes of determining fiscal year 2025 revenue performance under the SMIP, the Compensation Committee approved a negative constant currency adjustment to actual revenue of $139.8 million to reflect the impact of fluctuations in foreign currency exchange rates in comparison to forecasted rates at the time the target revenue goal was approved.

NEOs could earn between 0% and 150% of their target SMIP awards based on the Company's performance with respect to the non-GAAP operating income and revenue goals, with a threshold opportunity at 50% of the target award. The SMIP goals approved by the Compensation Committee at the start of fiscal year 2025 were challenging, with target levels of revenue and non-GAAP operating income performance set above fiscal year 2024 results. At target, the initial goals represented year-over-year constant currency revenue growth of approximately 2.0% while maintaining a strong non-GAAP operating income margin of approximately 13.7%. In order to receive any payout, our non-GAAP operating income must have been achieved at or above the threshold level, regardless of revenue achievement.

The amount of each NEO's earned SMIP award was determined by reference to the NEO's individual target opportunity, which was established by the Compensation Committee at the start of the fiscal year and expressed as a percentage of base salary. Generally, the Compensation Committee seeks to set target total cash compensation (base salary plus target cash incentive award) at a level that requires our NEOs to achieve above-market performance to earn total cash compensation that exceeds the median of our peer group.

As a result of achieving non-GAAP operating income that was above the threshold goal and revenue performance that was above the target goal for fiscal year 2025, each NEO received a 2025 SMIP award equal to 82.2% of their applicable target award.

Name	2025 Target SMIP Opportunity (% Base Salary)	2025 Target SMIP Award	2025 SMIP Award Opportunity Range (Threshold - Maximum)	2025 Actual SMIP Award
Chris Caldwell	250%	$2,137,500	$1,068,750 - $3,206,250	$1,757,025
Andre Valentine	100%	$661,589	$330,795 - $992,384	$543,826
Cormac Twomey[1]	100%	$627,966	$313,983 - $941,949	$516,188
Craig Gibson[1]	100%	$553,759	$276,879 - $830,639	$455,190
Jane Fogarty	75%	$386,100	$193,050 - $579,150	$317,374

(1)   Messrs. Twomey and Gibson's threshold, target, maximum and actual SMIP award amounts were converted from British pounds to U.S. dollars by using the fiscal year-end exchange rate of 1 GBP to $1.3232.

Long-Term Equity Incentives.

Our NEOs receive long-term equity incentives that consist of time-based restricted stock units ("RSUs") and performance-based RSUs ("PRSUs"). For fiscal year 2025, the aggregate value of each NEO's long-term equity incentive awards, at target, was below the median of our peer group for comparable positions.

Performance-Based Equity Incentives.

Our NEOs participate in a performance-based, long-term equity incentive plan, under which they receive at least 50% of their annual equity awards in the form of PRSUs that are earned based on Company performance over three-year performance periods. Our NEOs are eligible to earn between 0% and 150% of the target PRSUs, with respect to the PRSUs granted in 2023, and between 0% and 200% of the target PRSUs, with respect to the PRSUs granted in 2024 and 2025, in the aggregate at the end of the three-year performance period.

2025 PRSUs

Our executive officers were granted PRSUs in January 2025 that comprised between 63% and 71% of their total fiscal year 2025 long-term incentive opportunities (the "2025 PRSUs"). The 2025 PRSUs were split between (i) PRSUs that can be earned for achievement of revenue growth, the percentage of adjusted EBITDA converted to free cash flow ("FCF conversion"), and adjusted earnings per share ("EPS") growth goals over the three-year performance-period ending November 30, 2027 (the "Operational PRSUs") and (ii) PRSUs that can be earned for achievement of challenging total shareholder return ("TSR") goals over the three-year period following the grant date (the "TSR PRSUs"), as shown in the table below.

Name	Operational PRSU Target Number of Shares	Operational PRSU Target Value[1]	TSR PRSU Target Number of Shares	TSR PRSU Target Value[2]	Total PRSU Target Value
Chris Caldwell	70,574	$3,707,958	81,637	$3,369,975	$7,077,933
Andre Valentine	18,557	$974,985	23,740	$979,987	$1,954,972
Cormac Twomey	18,462	$969,993	22,771	$939,987	$1,909,980
Craig Gibson	10,373	$544,997	18,410	$759,965	$1,304,962
Jane Fogarty	9,611	$504,962	9,205	$379,982	$884,944

(1) Determined by multiplying the target number of Operational PRSUs by $52.54, the closing price of the Common Stock on the grant date. The grant date fair value set forth in the 2025 Summary Compensation Table is determined in accordance with ASC Topic 718 and reflects a reduced price per share of $48.94 because the unvested Operational PRSUs do not receive dividends.

(2) Determined by multiplying the target number of TSR PSRUs by $41.28, the grant date fair value determined by an independent valuation specialist using a Monte Carlo simulation model that assumed volatility of 40.63%, a risk-free interest rate of 4.28%, and the reinvestment of dividends.

The Compensation Committee approved the addition of adjusted EPS growth and TSR as performance metrics under the 2025 long-term incentive program to promote further alignment with stockholders' interests and based on input from certain of the Company's stockholders.

Performance for the Operational PRSUs will be measured annually based 20% on year-over-year revenue growth, 30% on FCF conversion, and 50% on adjusted EPS growth, with one-third of the awards (at target) eligible to be earned each year and payout of the earned shares occurring at the end of the three-year performance period, subject to continued employment. Achievement is based on performance for each year during the performance period, as well as cumulative performance for the same goals (or average performance in the case of FCF conversion) over the full three-year period, if higher, with a threshold opportunity at 50% of the target awards. The Operational PRSU goals approved by the Compensation Committee at the start of fiscal year 2025 were challenging, with target performance set at levels expected to represent strong EPS growth with consistent revenue growth and FCF conversion over the three-year performance period.

For purposes of measuring performance under the Operational PRSUs, FCF conversion is free cash flow plus integration costs divided by adjusted EBITDA, and adjusted EBITDA is operating income, adjusted to exclude depreciation, acquisition-related and integration expenses, including related restructuring costs, step-up depreciation, amortization of intangible assets, share-based compensation, and gain on divestitures and related transactions costs.

Performance for the TSR PRSUs will be measured based on the Company's TSR over the three-year performance period ending January 24, 2028. TSR will be calculated based on the percentage return between (x) the starting stock price of $52.54, which was the closing stock price on the grant date, and (y) an ending stock price equal to the highest 20-trading day average closing price during the third year of the performance period. For purposes of the TSR calculation, all dividends paid by the Company during the TSR measurement period will be treated as reinvested. The TSR PRSU goals were set at highly challenging levels with threshold performance requiring TSR of 75% and target performance requiring TSR of 100% over the three-year performance period.

Our NEOs will have the opportunity to earn the number of shares set forth in the table below with respect to the PRSUs granted in 2025.

Name	Operational PRSU Target Number of Shares	Operational PRSU Share Opportunity Range (Threshold - Maximum)	TSR PRSU Target Number of Shares	TSR PRSU Share Opportunity Range (Threshold - Maximum)	Total PRSU Share Opportunity Range (Threshold - Maximum)
Chris Caldwell	70,574	52,930 - 141,148	81,637	61,228 - 163,274	114,158 - 304,422
Andre Valentine	18,557	13,917 - 37,114	23,740	17,805 - 47,480	31,722 - 84,594
Cormac Twomey	18,462	13,846 - 36,924	22,771	17,078 - 45,542	30,924 - 82,466
Craig Gibson	10,373	7,779 - 20,746	18,410	13,808 - 36,820	21,587 - 57,566
Jane Fogarty	9,611	7,208 - 19,222	9,205	6,904 - 18,410	14,112 - 37,632

Historical Performance: 2023 PRSUs

For the three-year performance-period ended November 30, 2025, the NEOs earned 11.67% of the PRSUs granted in January 2023 (the "2023 PRSUs") based on the Company's pro forma constant currency revenue growth and adjusted EBITDA growth over the performance period compared to annual goals established in January 2023 as follows:

2023 PRSU Performance Metric	Pro Forma Constant Currency Revenue Growth			Adjusted EBITDA[1] Growth		
Weighting	50% of 2023 PRSUs			50% of 2023 PRSUs		
	2023	2024	2025	2023	2024	2025
Threshold Goal (50% vesting)	3.0%	4.0%	5.0%	3.0%	5.0%	6.0%
Target Goal (100% vesting)	5.0%	6.0%	7.0%	5.5%	7.5%	8.5%
Maximum Goal (150% vesting)	7.0%	8.0%	9.0%	8.0%	10.0%	11.0%
Actual Annual Performance[2]	1.6%	2.7%	2.1%	4.0%	(0.8)%	(5.5)%
Annual Achieved Vesting	0%	0%	0%	70%	0%	0%
Cumulative Payout as Percentage of Target (Unweighted)	0%			23.33%		
Cumulative Payout as a Percentage of Target (Weighted)	0%			11.67%		
Aggregate 2023 PRSUs Vesting: 11.67%						

[1] Adjusted EBITDA is operating income (loss), adjusted to exclude impairment charges, acquisition-related, integration and restructuring expenses, depreciation, amortization of intangible assets, and share-based compensation.

[2] Actual performance is measured on a pro forma basis for all acquisitions and divestitures. For fiscal year 2024, results reflect the September 2023 combination with Webhelp as if the combination had occurred on December 1, 2022. See page 40 of our Annual Report on Form 10-K for the fiscal year ended November 30, 2025 for reconciliations of each non-GAAP measure to its most directly comparable GAAP measure.

As a result of the performance set forth above, each NEO, other than Mr. Gibson, who was not employed by the Company at the time the 2023 PRSUs were granted, earned 11.67% of their 2023 PRSUs. The earned PRSUs vested and were settled in shares of Concentrix Common Stock in January 2026:

	PRSUs at 100% Target Performance	Achievement of Target (%)	Vested PRSUs
Chris Caldwell	24,465	11.67%	2,855
Andre Valentine	3,741	11.67%	436
Cormac Twomey	4,209	11.67%	491
Jane Fogarty	1,888	11.67%	220

Time-Based Equity Awards.

For fiscal year 2025, our NEOs received the remaining portion of their long-term incentive opportunity (ranging between 29% and 37%) in the form of time-vested restricted stock units ("RSUs"). Time-based equity awards foster share ownership by our team, align the interests of our management with those of our stockholders, and enhance retention by vesting over a multi-year vesting schedule. Our time-based equity awards vest over three years, which aligns with typical market practice while maintaining a significant portion of the awards at risk until several years following the grant date. We do not have a practice of granting stock options and we do not expect to regularly grant stock options.

The table below reports the number of RSUs received by each of our NEOs in January 2025 and the related grant date fair value of such awards.

	Number of RSUs	Grant Date Fair Value
Chris Caldwell	70,574	$3,707,958
Andre Valentine	18,557	$974,985
Cormac Twomey	18,462	$969,993
Craig Gibson	10,373	$544,997
Jane Fogarty	9,611	$504,962

Retirement Benefits. Our U.S.-based NEOs are eligible to participate in our 401(k) Plan, and Mr. Twomey and Mr. Gibson participate in our defined contribution plan for U.K.-based game-changers. Both plans provide for matching contributions by the Company and are provided as part of a competitive executive compensation program that the Compensation Committee believes is necessary to attract and retain executive talent critical to our success. In addition, Mr. Valentine is entitled to certain benefits under the qualified and non-qualified portions of the Convergys defined benefit pension plan, which was frozen effective April 1, 2008 and we assumed in connection with our acquisition of Convergys in October 2018.

Other Benefits. Our named executive officers are entitled to participate in benefit programs generally available to all employees, including medical, dental, and life insurance. In addition, Messrs. Caldwell and Valentine and Ms. Fogarty participate in a Company-paid supplemental life insurance program and Mr. Valentine participates in a Company-paid supplemental long-term disability program. None of our executive officers receive any material perquisites or other personal benefits, with the exception of Mr. Gibson, who received a car allowance of £10,000 in 2025, which is a legacy benefit from his employment with Webhelp prior to our combination with Webhelp in September 2023. Mr. Gibson's car allowance was discontinued by the Compensation Committee in 2026.

Other Compensation Policies and Practices

Stock Ownership Guidelines. The Compensation Committee believes that executive officers should have a significant equity interest in the Company to provide a direct incentive for management to build and sustain long-term stockholder value. Accordingly, to promote equity ownership and further align the interests of management with those of our stockholders, we maintain the following Stock Ownership Guidelines:

- our CEO is required to hold Common Stock with a value of six times (6x) the CEO's base salary; and

- each of our other NEOs is required to hold Common Stock with a value of three times (3x) the NEO's base salary.

Unearned performance awards and unexercised stock options (whether vested or unvested) held by our NEOs do not count toward this ownership requirement. Until the applicable ownership requirement is exceeded, each NEO is required to retain at least 50% of the Common Stock earned through the vesting of equity awards (net of shares withheld to pay taxes). Each of our NEOs (other than Ms. Fogarty) has exceeded the applicable ownership requirement. Ms. Fogarty, who joined the Company in an executive officer role in September 2021, is making progress toward achieving the applicable ownership requirement and has complied with the retention requirement.

Timing of Equity Awards. Generally, we do not grant, and have not granted, equity awards during regularly scheduled quarterly blackout windows and we do not grant equity awards in anticipation of the release of material, nonpublic information. If the Compensation Committee or the Board approves an equity award at such a time, the grant date is deferred until the fourth trading day after the conclusion of our trading blackout period. This practice avoids potential undue windfalls that may arise if equity grants are made shortly prior to the release of material non-public information. Consistent with this policy, annual equity grants to our NEOs are made on the fourth trading day after the conclusion of our trading blackout period following the release of our annual earnings in January.

Clawback Policy. We maintain a clawback policy that aligns with Nasdaq listing standards and enables the Company to recoup or "claw back" incentive compensation paid to an executive officer within the prior three years in the event of a restatement of the Company's financial statements.

Anti-Hedging Policy. To promote alignment with the interests of our stockholders, under our insider trading policy, our NEOs and our other game-changers are prohibited from engaging in hedging transactions related to Company securities, including put and call options and short sales.

No Tax Gross-Up for Change of Control. We are not party to any arrangements or agreements that require us to gross up executive officer taxes under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the "Code").

Tax and Accounting Considerations. Although we consider the impact of tax and accounting consequences when developing and implementing our executive compensation programs, the Compensation Committee retains flexibility to make compensation decisions in its discretion regardless of the tax or accounting treatment. Compensation paid to covered employees under Section 162(m) of the Code is not deductible to the extent that it exceeds $1 million.

Employment Agreements. In November 2020, prior to our spin-off from TD SYNNEX, we entered into an offer letter with Mr. Caldwell with respect to his continued service as CEO of Concentrix following the spin-off. The offer letter established Mr. Caldwell's initial base salary and target SMIP award and provided for the grant of certain equity awards in connection with the spin-off. The offer letter also provides for certain payments to Mr. Caldwell in the event of a termination without cause and contains certain restrictive covenants, including non-competition and employee and client non-solicitation provisions, for the benefit of the Company. See "Potential Payments upon Termination or in Connection with a Change of Control."

Other than Mr. Caldwell, we do not have employment agreements with any of our named executive officers who are U.S. residents. Consistent with general practice in the United Kingdom, certain of our

U.K. subsidiaries have employment agreements with Messrs. Twomey and Gibson, who are U.K. residents. Mr. Twomey's and Mr. Gibson's agreements provide for certain payments to Mr. Twomey and Mr. Gibson in the event of a termination without cause and contain certain restrictive covenants, including non-competition and employee and client non-solicitation provisions, for the benefit of the Company. See "Potential Payments upon Termination or in Connection with a Change of Control."

2025 SUMMARY COMPENSATION TABLE

The following table sets forth the compensation awarded to, earned by or paid to our named executive officers for the fiscal years ended November 30, 2025, 2024, and 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	Change in Pension Value ($)[3]	All Other Compensation ($)[4]	Total ($)
Chris Caldwell *President and CEO*	2025	852,603	—	10,531,825	—	1,757,025	—	205,996	13,347,449
	2024	826,967	—	8,783,946	—	1,877,875	—	150,036	11,638,824
	2023	800,000	—	6,731,789	—	2,574,000	—	129,362	10,235,151
Andre Valentine *Chief Financial Officer*	2025	659,741	—	2,863,152	—	543,826	22,614	79,258	4,168,591
	2024	639,821	—	1,528,713	—	581,299	30,738	55,140	2,835,711
	2023	617,614	—	1,029,374	—	794,869	—	48,318	2,490,175
Cormac Twomey[5] *EVP, Global Operations and Delivery*	2025	622,649	—	2,813,510	—	516,188	—	87,439	4,039,786
	2024	545,998	—	1,607,108	—	497,274	—	65,802	2,716,182
	2023	509,559	—	1,158,148	—	655,803	—	59,589	2,383,099
Craig Gibson[5] *EVP, Global Sales and Account Management*	2025	549,483	—	1,812,617	—	455,190	—	92,684	2,909,974
	2024	482,127	—	891,749	—	438,511	—	65,235	1,877,622
Jane Fogarty *EVP, Legal*	2025	512,901	—	1,355,306	—	317,374	—	45,217	2,230,798
	2024	490,451	—	823,153	—	335,981	—	31,175	1,680,760
	2023	446,356	—	519,502	—	434,363	—	21,057	1,421,278

(1) Represents the aggregate fair values of stock awards and option awards granted to our named executive officers, as determined in accordance with ASC Topic 718, on the applicable grant date or, if earlier, the service inception date. The grant date fair value of RSUs was determined by multiplying the number of shares by $52.54, the closing price of the Common Stock on the grant date. The grant date fair value of the Operational PRSUs was determined by multiplying the target number of shares by a reduced price per share of $48.94 because the unvested Operational PRSUs do not receive dividends. The grant date fair value of the TSR PRSUs was determined by multiplying the target number of shares by $41.28 per share, the grant date fair value determined by an independent valuation specialist using a Monte Carlo simulation model. For other valuation assumptions used to calculate the fair value of our stock awards granted in fiscal year 2025, see Note 3 "Share-Based Compensation" to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2025. The grant date fair values of the NEOs' 2025 Operational PRSU awards and TSR PRSU awards, respectively, assuming achievement of the maximum performance level, would be: Mr. Caldwell, $6,907,873 and $6,739,951; Mr. Valentine, $1,816,359 and $1,959,974; Mr. Twomey, $1,807,060 and $1,879,973; Mr. Gibson, $1,015,309 and $1,519,930; and Ms. Fogarty, $940,724 and $759,964.

(2) For fiscal year 2025, represents performance-based awards under the SMIP earned in fiscal year 2025 and paid in fiscal year 2026.

(3) Mr. Valentine's accumulated benefit under the Convergys frozen defined benefit pension plan increased by $22,614 in fiscal year 2025. The pension plan, which includes a qualified and a non-qualified portion, was assumed by Concentrix in connection with our acquisition of Convergys in 2018. The assumptions used to calculate the change in pension value are described in Note 1 to the Pension Benefits table below.

(4)   The amounts shown in the All Other Compensation column for fiscal year 2025 include the following:

	Company Contributions to Defined Contribution Plans[a]	Dividend Payments on Unvested Equity Awards[b]	Life Insurance Premiums[c]	Taxes on Life Insurance Premiums[d]	Supplemental Long-Term Disability Premiums[e]	Perquisites and Other Personal Benefits[f]	Total
C. Caldwell	$14,000	$182,681	$6,553	$2,762	—	—	$205,996
A. Valentine	$13,636	$37,374	$12,156	$6,731	$9,361	—	$79,258
C. Twomey	$48,656	$38,783	—	—	—	—	$87,439
C. Gibson	$51,600	$27,852	—	—	—	$13,232	$92,684
J. Fogarty	$14,000	$19,843	$6,944	$4,430	—	—	$45,217

(a)   Represents matching contributions made to the NEO's 401(k) Plan account or, in the case of Messrs. Twomey and Gibson, Company contributions to the Company's defined contribution plan in the United Kingdom.

(b)   Represents dividends paid on unvested Concentrix restricted stock awards, unvested Concentrix restricted stock units, and certain unvested performance restricted stock units.

(c)   Represents group term life insurance premiums paid on behalf of the NEO.

(d)   Represents the payment of taxes incurred by the NEO in connection with the group term life insurance benefit.

(e)   Represents supplemental long-term disability premiums paid on behalf of the NEO.

(f)   Represents a car allowance of £10,000 that is a legacy benefit from Mr. Gibson's employment with Webhelp prior to our combination with Webhelp in September 2023.

(5)   Messrs. Twomey and Gibson's fiscal year 2025 base salary, SMIP award, and amounts included under "All Other Compensation" were paid in British pounds and converted to the U.S. dollar amounts included in the table by using the 2025 fiscal year-end exchange rate of 1 GBP to $1.3232.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2025

The following table sets forth information regarding grants of plan-based awards to each of our named executive officers for the fiscal year ended November 30, 2025.

Name	Grant Date	Approval Date[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards; Number of Shares of Stock[4] (#)	Grant Date Fair Value of Stock and Option Awards[5] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Chris Caldwell			1,068,750	2,137,500	3,206,250					
	1/24/2025	1/23/2025				35,287	70,574	141,148		3,453,892
	1/24/2025	1/23/2025				61,288	81,637	163,274		3,369,975
	1/24/2025	1/23/2025							70,574	3,707,958
Andre Valentine			330,795	661,589	992,384					
	1/24/2025	1/23/2025				9,278	18,557	37,114		908,180
	1/24/2025	1/23/2025				17,805	23,740	47,480		979,987
	1/24/2025	1/23/2025							18,557	974,985
Cormac Twomey[6]			313,983	627,966	941,949					
	1/24/2025	1/23/2025				9,231	18,462	36,924		903,530
	1/24/2025	1/23/2025				17,078	22,771	45,542		939,987
	1/24/2025	1/23/2025							18,462	969,993
Craig Gibson[6]			276,879	553,758	830,637					
	1/24/2025	1/23/2025				5,186	10,373	20,746		507,655
	1/24/2025	1/23/2025				13,808	18,410	36,820		759,965
	1/24/2025	1/23/2025							10,373	544,997
Jane Fogarty			193,050	386,100	579,150					
	1/24/2025	1/23/2025				4,805	9,611	19,222		470,362
	1/24/2025	1/23/2025				6,904	9,205	18,410		379,982
	1/24/2025	1/23/2025							9,611	504,962

(1) Represents the date on which the Compensation Committee took action to approve the corresponding equity award.

(2) The amounts shown in these columns reflect each named executive officer's threshold, target, and maximum award under the SMIP, with the potential for each executive officer's actual award under the plan to exceed or be less than the target depending upon company performance. The actual SMIP awards for fiscal year 2025 are reflected in the Non-Equity Incentive Plan Compensation column of the 2025 Summary Compensation Table.

(3) The amounts shown in these columns reflect the threshold, target, and maximum number of shares of Common Stock that may vest under each named executive officer's January 2025 PRSUs based on company performance over the three-year performance period ending November 30, 2027, with respect to the Operational PRSUs, and January 24, 2028, with respect to the TSR PRSUs, as described in more detail under "Compensation Discussion and Analysis—Performance-Based, Long-Term Equity Incentives."

(4) Represents the number of RSUs granted to each NEO in fiscal year 2025, all of which will vest in one-third tranches on each of the first three anniversaries of the grant date.

(5) Represents the aggregate fair values of stock awards granted to our named executive officers, as determined in accordance with ASC Topic 718, on the applicable grant date or, if earlier, the service inception date. The grant date fair value of RSUs was determined by multiplying the number of shares by $52.54, the closing price of the Common Stock on the grant date. The grant date fair value of the Operational PRSUs was determined by multiplying the target number of shares by a reduced price per share of $48.94 because the unvested PRSUs do not receive dividends. The grant date fair value of the TSR PRSUs was determined by multiplying the target number of shares by $41.28, the fair value determined by an independent valuation specialist using a Monte Carlo simulation model. For other valuation assumptions used to calculate the fair value of our stock

and option awards, see Note 3 "Share-Based Compensation" to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2025.

(6) Messrs. Twomey and Gibson's threshold, target, and maximum SMIP award amounts were converted from British pounds to U.S. dollars by using the 2025 fiscal year-end exchange rate of 1 GBP to $1.3232.

OUTSTANDING EQUITY AWARDS AT 2025 FISCAL YEAR-END

The following table sets forth information regarding outstanding equity awards for each of our named executive officers as of November 30, 2025.

Name	Option Awards[1]				Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested[2] (#)	Market Value of Shares of Stock That Have Not Vested[2][3] ($)	Equity Incentive Plan Awards: Number of Unearned Units That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Units That Have Not Vested[3] ($)
Chris Caldwell	12,630	—	55.94	10/4/2026	—	—	—	—
	11,172	—	64.21	10/3/2027	—	—	—	—
	45,808	—	37.94	10/11/2028	—	—	—	—
	30,057	—	55.12	10/2/2029	—	—	—	—
	26,212	—	119.72	1/20/2031	—	—	—	—
	—	—	—	—	130,529	4,726,455	—	—
	—	—	—	—	—	—	195,139	7,065,983
Andre Valentine	—	—	—	—	26,803	970,537	—	—
	—	—	—	—	—	—	45,534	1,648,786
Cormac Twomey	—	—	—	—	27,310	988,895	—	—
	—	—	—	—	—	—	45,215	1,637,235
Craig Gibson	—	—	—	—	16,756	606,735	—	—
	—	—	—	—	—	—	29,276	1,060,084
Jane Fogarty	—	—	—	—	13,967	505,745	—	—
	—	—	—	—	—	—	21,438	776,270

(1) Prior to the spin-off, Mr. Caldwell was granted option awards by TD SYNNEX under its 2013 Stock Incentive Plan. In connection with the spin-off, each of these option awards was converted into a TD SYNNEX option and a Concentrix option with respect to the same number of shares as the original option, with an adjustment to the exercise prices to preserve the same ratio of the exercise price to the per share value of the underlying stock as existed prior to the spin-off. This table includes only the converted Concentrix option awards granted under the Concentrix 2020 Stock Incentive Plan, as well as any option awards granted by Concentrix following the spin-off. All option awards listed in these columns vested and became exercisable as to 20% of the shares on the first anniversary of the grant date and 1/60th of the shares monthly thereafter over the following four-year period, except for the grant scheduled to expire on January 20, 2031, which vested as to 20% on the first anniversary of October 7, 2020, the scheduled grant date for the fiscal year 2020 equity awards that were delayed due to the spin-off, and 1/60th of the shares monthly thereafter over the following four-year period. The grant date for each of the option awards is the date ten years prior to the option expiration date.

(2) Reflects the aggregate unvested portion of the restricted stock award and RSU grants set forth in the below table.

Grant Date	C. Caldwell	A. Valentine	C. Twomey	C. Gibson	J. Fogarty
January 20, 2021	83,528	—	—	—	—
January 26, 2022	16,536	2,204	2,480	—	1,102
January 27, 2023	24,465	3,741	4,209	—	1,888
October 27, 2023	—	—	—	8,954	—
February 1, 2024	40,322	8,736	9,184	5,096	4,704
January 24, 2025	70,574	18,557	18,462	10,373	9,611
Total	235,425	33,238	34,335	24,423	17,305
Previously Vested	104,896	6,435	7,025	7,667	3,338
Remaining Unvested	130,529	26,803	27,310	16,756	13,967

The January 2021 restricted stock award vests as to 20% of the shares on each of the first five anniversaries of December 1, 2020, the effective date of the spin-off. The January 2022 and January 2023 restricted stock awards each vest as to 25% of the shares on each of the first four anniversaries of the grant date. The October 2023 RSU and the 2024 and 2025 RSU grants each vest as to one-third of the shares on each of the first three anniversaries of the grant date.

(3)   The market or payout value of unvested restricted stock, unvested RSUs and unvested PRSUs was determined by multiplying the number of shares or units shown by $36.21, the closing price of the Common Stock on November 28, 2025, the last trading day of fiscal year 2025.

(4)   Reflects (i) the target number of shares of Common Stock that may vest under each named executive officer's PRSUs granted in 2024 based on the Company's achievement of above-threshold performance for the first two years of the three-year performance period ending November 30, 2026, (ii) the target number of shares of Common Stock that may vest under each named executive officer's 2025 Operational PRSUs based on the Company's achievement of above-threshold performance for the first year of the three-year performance period ending November 30, 2027, and (iii) the threshold number of shares of Common Stock that may vest under each named executive officer's 2025 TSR PRSUs based on the Company's achievement of below-threshold performance for the first year of the three-year performance period ending January 24, 2028. For Messrs. Caldwell, Valentine, and Twomey, and Ms. Fogarty, also reflects the number of shares of Common Stock that vested and were settled in January 2026 under each named executive officer's 2023 PRSUs based on the Company's performance for the three-year performance period ending November 30, 2025.

TD SYNNEX Equity Awards. In addition to the awards set forth above, Mr. Caldwell has TD SYNNEX option awards that were granted by TD SYNNEX prior to our spin-off. In connection with the spin-off, each of these awards was converted into a TD SYNNEX award and a Concentrix award (reflected in the table above) with respect to the same number of shares as the original award, with an adjustment to the exercise prices of stock options to preserve the same ratio of the exercise price to the per share value of the underlying stock as existed prior to the spin-off. Although these awards are issued in TD SYNNEX equity, the vesting of the awards was based on continued service with Concentrix.

The outstanding TD SYNNEX awards held by Mr. Caldwell as of November 30, 2025 are as follows:

		TD SYNNEX Stock Option Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Name	Grant Date				
Chris Caldwell	10/4/2016	12,630	—	57.34	10/4/2026
	10/3/2017	11,172	—	65.83	10/3/2027
	10/11/2018	45,808	—	38.89	10/11/2028
	10/2/2019	30,057	—	56.50	10/2/2029

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2025

The following table sets forth the dollar amounts realized pursuant to the vesting or exercise of equity-based awards by each of our NEOs during the fiscal year ended November 30, 2025.

Name	Option Awards[1]		Stock Awards[1]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Chris Caldwell	9,363	30,992	47,089	2,353,502
Andre Valentine	—	—	5,167	272,716
Cormac Twomey	—	—	5,599	295,626
Craig Gibson	—	—	4,683	226,201
Jane Fogarty	—	—	3,051	159,393

(1) The value realized on exercise reflects the in-the-money value of the total number of exercised stock options on the exercise date and the value realized on vesting reflects the aggregate market value of the total shares of Common Stock vested on the vesting date. The number of shares acquired and the value realized have not been reduced to reflect the withholding of shares of Common Stock or the payment of cash for any tax obligation.

Certain of our NEOs exercised TD SYNNEX stock options during fiscal year 2025:

	Number of TD SYNNEX Shares Acquired on Exercise[a] (#)	Value Realized on Exercise[b] ($)
Chris Caldwell	9,363	1,096,371

(a) See "2025 Outstanding Equity Awards at Fiscal Year-End Table—TD SYNNEX Equity Awards" for information about the outstanding TD SYNNEX stock options held by Mr. Caldwell, all of which are fully vested and exercisable.

(b) The value realized on exercise reflects in-the-money value of the total number of exercised stock options on the exercise date. The number of shares acquired and the value realized have not been reduced to reflect the withholding of shares of TD SYNNEX common stock or the payment of cash for any tax obligation.

PENSION BENEFITS

The following table sets forth information, as of November 30, 2025, regarding the present value of the benefits that are expected to be paid to Mr. Valentine under the qualified and non-qualified portion of the Convergys defined benefit pension plan, which we assumed in our acquisition of Convergys in October 2018. None of our other NEOs participate in qualified or non-qualified defined benefit plans. The Compensation Committee may elect to adopt qualified or non-qualified defined benefit plans in the future if the Compensation Committee determines that doing so is in our best interests.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Andre Valentine	Convergys Corporation Pension Plan	28	320,796	—
	Convergys Corporation Non-Qualified Excess Pension Plan	28	94,796	—

(1) The present value of accumulated benefit was determined using a discount rate of 5.03% and assuming a 63% lump sum payment distribution at age 65 (the normal retirement age specified in the Convergys Corporation Pension Plan).

The Convergys Corporation Pension Plan is a cash-balance pension plan that was open to certain U.S.-resident employees of Convergys hired prior to April 1, 2007. The plan was frozen effective April 1, 2008, and no additional pension credits accrue for eligible employees. At the end of each year, active participants' accounts are credited with interest at the rate of 4% per annum. At retirement or other termination of employment, an amount equivalent to the balance then credited to the account is payable to the participant in the form of a life annuity. In lieu of a life annuity, a participant may elect to receive the actuarial equivalent of their benefit in the form of a lump sum, or a joint and survivor annuity.

The non-qualified excess pension plan provides a pension benefit to employees, including Mr. Valentine, whose pension benefit under the Pension Plan is reduced or capped due to Internal Revenue Service limitations. Benefits are paid in ten annual installments or, if less, the number of annual installments (rounded up) equal to the value of the benefits divided by $50,000, commencing six months after a participant's separation from service.

POTENTIAL PAYMENTS UPON TERMINATION OR IN CONNECTION WITH A CHANGE OF CONTROL

The following summarizes the potential payments payable to our NEOs upon termination of employment or a change of control under individual agreements or the Concentrix Change of Control Severance Plan in effect as of the end of fiscal year 2025. Although much of the compensation for our NEOs is performance-based and contingent upon achievement of financial goals, we believe that change of control arrangements provide important protection to our NEOs, are generally consistent with the practice of our peer companies, and are appropriate for the attraction and retention of executive talent.

In November 2020, we entered into an offer letter with Mr. Caldwell with respect to his continued service as our CEO following the spin-off. Under the terms of the offer letter, if Mr. Caldwell's employment is terminated for a reason other than cause, disability or death and he signs a standard release of claims, he would be entitled to salary continuation for twelve months at a rate equal to the average of total salary and SMIP over the prior three years and paid COBRA for 12 months. In addition, under our Change of Control Severance Plan and Mr. Caldwell's offer letter, if any of Messrs. Caldwell or Valentine or Ms. Fogarty is terminated for a reason other than cause, disability, or death within two months before or 12 months after a change of control (including a voluntary termination because of a reduction in salary or position or a relocation) and they sign a standard release of claims, they would be entitled to salary continuation for a minimum of 18 months plus one month per year of employment after the eighteenth year of employment, up to a maximum of 24 months, at a rate equal to the average of total salary and SMIP over the prior three years and paid COBRA for two years. Severance payments for these individuals would be delayed for six months following termination of employment to the extent required by Section 409A. As non-U.S. persons, Messrs. Twomey and Gibson are not eligible to participate in the Change of Control Severance Plan.

In January 2019, consistent with general practice in the United Kingdom, we entered into an employment agreement with Mr. Twomey, who is a U.K. resident. Under his employment agreement, upon a termination without cause, Mr. Twomey is entitled to (i) six months' notice of termination, or payment of six months of base salary in lieu of notice, and (ii) a pro rata portion of his target SMIP award through the date of termination (including the six-month notice period).

In May 2016, consistent with general practice in the United Kingdom, Webhelp entered into an employment agreement with Mr. Gibson, who is a U.K. resident, and which we assumed in connection with our September 2023 combination with Webhelp. In January 2025, Mr. Gibson's employment agreement was amended to provide that, upon a termination without cause, Mr. Gibson is entitled to (i) six months of notice, or payment of six months of base salary in lieu of notice, and (ii) a pro rata portion of his target SMIP award through the date of termination (including the six-month notice period).

In addition to the foregoing, certain of our outstanding equity awards include a "double-trigger" change of control provision that would accelerate the unvested portion of the equity award if an NEO's employment is terminated as a result of Involuntary Termination (as such term is defined in the relevant equity award agreement) within 24 months following a Change of Control.

The following table sets forth potential payments payable to our NEOs, under the circumstances described below, assuming that their employment was terminated or a change of control occurred on November 30, 2025.

Name	Benefit	Voluntary Termination ($)	Change of Control; No Termination ($)	Termination without Cause; No Change of Control ($)	Termination without Cause or Involuntary Termination Following Change of Control ($)[1]
Chris Caldwell	Salary continuation	—	—	2,627,812	4,817,656
	Benefits continuation	—	—	39,275	78,550
	Equity award vesting	—	—	—	8,804,896
	Total	—	—	2,667,087	13,701,102
Andre Valentine	Salary continuation	—	—	—	2,401,633
	Benefits continuation	—	—	—	66,486
	Equity award vesting	—	—	—	1,849,788
	Total	—	—	—	4,317,907
Cormac Twomey[2]	Salary	—	—	941,949	941,949
	Target SMIP	—	—	627,966	627,966
	Equity award vesting	—	—	—	1,878,176
	Total	—	—	1,569,915	3,448,091
Craig Gibson[2]	Salary continuation	—	—	276,879	276,879
	Target SMIP	—	—	553,759	553,759
	Equity award vesting	—	—	—	1,094,737
	Total	—	—	830,638	1,925,375
Jane Fogarty	Salary continuation	—	—	—	1,209,129
	Benefits continuation	—	—	—	64,224
	Equity award vesting	—	—	—	965,431
	Total	—	—	—	2,238,784

(1)   The table above assumes that if a Change of Control occurred on November 30, 2025, with respect to the TSR PRSUs, the resulting valuation would be consistent with the trading price of our Common Stock at that time, resulting in below-threshold performance.

(2)   The salary and target SMIP amounts set forth in the table for Mr. Twomey and Mr. Gibson were converted from British pounds to U.S. dollars by using the 2025 fiscal year-end exchange rate of 1 GBP to $1.3232.

CEO PAY RATIO

Consistent with the rules adopted under the Dodd-Frank Wall Street Reform and Consumer Protection Act, we calculated our CEO-to-median employee pay ratio for fiscal year 2025 in accordance with Item 402(u) of Regulation S-K. We believe that the CEO pay ratio disclosure provided below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

In accordance with SEC rules, for this year's pay ratio calculation, we used the same median employee that we identified in our CEO-to-median employee pay ratio calculation for 2024 because there has been no change in our employee population or employee compensation arrangements that we reasonably believe would significantly change our pay ratio. As previously discussed, to estimate the CEO pay ratio for fiscal year 2024, we first identified our median employee by examining the 2024 total fixed cash compensation (including base salary and fixed allowances but excluding variable incentive compensation) for all individuals who were employed by us on September 1, 2024, excluding our CEO. We used total fixed cash compensation because it is applied consistently across our organization and the target values of the excluded elements do not differ materially for those employees who could constitute our median compensated employee. Other than as set forth above, we included all employees, whether employed on a full-time, part-time, intern, temporary or seasonal basis, and annualized the compensation for any full-time employees that were not employed by us for all of fiscal year 2024. We did not exclude any employees working outside the United States and converted compensation paid in foreign currencies to U.S. dollar amounts using the applicable exchange rate at September 1, 2024. We did not make any assumptions, adjustments, or estimates with respect to total fixed cash compensation, except that we assumed that each intern, temporary or seasonal employee had total fixed cash compensation less than that of the median employee.

We employ more than 455,000 people in 74 countries around the world, more than 75% of which are located in Asia-Pacific, Latin America, or Africa. After identifying our median employee based on total fixed cash compensation, we calculated annual total compensation for this employee using the same methodology we use for our named executive officers as set forth in the 2025 Summary Compensation Table included in this Proxy Statement. Based on this calculation, our median employee's annual total compensation for 2025 was $6,419. Our CEO's annual total compensation for 2025 was $13,347,449, as reflected in the 2025 Summary Compensation Table included in this Proxy Statement. As a result, we estimate that our CEO's annual total compensation for 2025 was approximately 2,080 times that of our median employee's annual total compensation for 2025. This ratio was affected by the factors discussed under "Compensation Discussion and Analysis—Elements of the Fiscal Year 2025 Compensation Program," our mix of game-changers in different countries around the world, and currency exchange rates.

The CEO pay ratio disclosure rules of Item 402(u) of Regulation S-K provide significant flexibility regarding the methodology used to identify the median employee and calculate the median employee's annual total compensation. Our methodology may differ materially from the methodology used by other companies to prepare their CEO pay ratio disclosures. Moreover, differences in employee populations, geographic locations, business strategies, and compensation practices may contribute to a lack of comparability between our CEO pay ratio and the CEO pay ratio reported by other companies, including those within our industry.

PAY VERSUS PERFORMANCE

This disclosure has been prepared in accordance with the SEC's pay versus performance rules in Item 402(v) of Regulation S-K and does not reflect the value actually realized by our NEOs or how the Compensation Committee evaluates compensation decisions in light of Company or individual performance. The following tables and related disclosures provide information about (i) the total compensation of our principal executive officer ("PEO") and our non-PEO NEOs (collectively, the "Other NEOs") as presented in the 2025 Summary Compensation Table ("SCT"), (ii) the "compensation actually paid" to our PEO and our Other NEOs, as calculated pursuant to Item 402(v) of Regulation S-K ("CAP"), (iii) certain financial performance measures, and (iv) the relationship of CAP to those financial performance measures.

Neither the CAP nor the amount reported in the SCT reflect the amount of compensation actually paid, earned, or received during the applicable year. A significant portion of the CAP reflected in the table below relates to changes in the value of unvested equity awards during the applicable year. Unvested equity awards remain subject to risk of forfeiture and possible future declines or increases in value based on changes in the trading price of our Common Stock. The value of equity awards ultimately realized by our NEOs cannot be determined until the awards vest or, in the case of stock options, until the awards are exercised.

For a discussion of our executive compensation program and how the Compensation Committee evaluates Company and individual performance when making compensation decisions, see "Compensation Discussion and Analysis."

| Year (a) | SCT Total for PEO ($) (b) | PEO CAP ($)[1] (c) | Average SCT Total for Other NEOs ($) (d) | Average CAP for Other NEOs ($)[2] (e) | Value of Initial Fixed $100 Investment Based on: | | Net Income (Loss) ($ millions)[4] (h) | Non-GAAP Operating Income ($ millions)[5] (i) |
					Total Shareholder Return ($) (f)	Peer Group Total Shareholder Return ($)[3] (g)		
2025	13,347,449	9,645,179	3,337,287	2,665,899	36.89	25.83	(1,278.9)	1,253.5
2024	11,638,824	2,311,108	2,256,984	1,150,850	42.81	26.18	251.2	1,317.9
2023	10,235,151	2,761,305	2,172,388	1,246,283	89.51	35.76	313.8	1,010.0
2022	8,613,762	2,215,482	1,700,867	977,421	116.55	72.41	435.0	884.1
2021	15,087,737	32,933,201	2,536,544	3,868,727	158.10	121.30	405.6	733.7

The table above includes the compensation of the following PEO and Other NEOs for the years shown below:

	PEO	Other NEOs
2025	Chris Caldwell	Andre Valentine, Cormac Twomey, Craig Gibson, and Jane Fogarty
2024	Chris Caldwell	Andre Valentine, Cormac Twomey, Craig Gibson, Jane Fogarty, and Rick Rosso
2023	Chris Caldwell	Andre Valentine, Cormac Twomey, Rick Rosso, and Jane Fogarty
2022	Chris Caldwell	Andre Valentine, Cormac Twomey, Rick Rosso, and Jane Fogarty
2021	Chris Caldwell	Andre Valentine, Cormac Twomey, Rick Rosso, Jane Fogarty, and Steve Richie

(1)   The PEO CAP for each year was determined in accordance with Item 402(v) of Regulation S-K by making the following adjustments to the SCT Totals:

	Amounts Deducted from SCT Total		Amounts Added to SCT Total				
	Grant Date Fair Value of Stock Awards ($)[a]	Grant Date Fair Value of Option Awards ($)	Vesting Date Fair Value of Equity Awards Granted and Vested during Fiscal Year ($)	Year-End Fair Value of Equity Awards Granted during Fiscal Year that were Outstanding and Unvested at Year End ($)	Year-over-Year Change in Year-End Fair Value of Equity Awards Granted in any Prior Fiscal Year that were Outstanding and Unvested at Year End ($)	Change in Fair Value as of the Vesting Date of Equity Awards Granted in any Prior Fiscal Year that Vested during Fiscal Year ($)	Net Adjustment ($)
2025	10,531,825	—	—	7,877,388	(1,286,135)	238,303	(3,702,269)
2024	8,783,946	—	—	4,055,532	(4,312,235)	(287,067)	(9,327,716)
2023	6,731,789	—	—	3,357,219	(3,680,145)	(419,131)	(7,473,846)
2022	5,952,960	—	—	4,081,079	(4,455,458)	(70,941)	(6,398,280)
2021	10,549,966	999,988	619,398	16,040,965	4,839,758	7,895,297	17,845,464

(a) The grant date fair value of the TSR PRSUs was determined by using $36.21, the closing stock price of our Common Stock at November 30, 2025.

(2)   The average CAP for our Other NEOs was determined in accordance with Item 402(v) of Regulation S-K by making the following adjustments to the Average SCT Totals:

	Amounts Deducted from Average SCT Total			Amounts Added to Average SCT Total					
	Average Grant Date Fair Value of Stock Awards ($)[a]	Fair Value at Prior Year-End of Equity Awards Forfeited During Fiscal Year ($)	Average Change in Pension Value ($)	Average Vesting Date Fair Value of Equity Awards Granted and Vested during Fiscal Year ($)	Average Year-End Fair Value of Equity Awards Granted during Fiscal Year that were Outstanding and Unvested at Year End ($)	Average Year-over-Year Change in Year-End Fair Value of Equity Awards Granted in any Prior Fiscal Year that were Outstanding and Unvested at Year End ($)	Average Change in Fair Value as of the Vesting Date of Equity Awards Granted in any Prior Fiscal Year that Vested during Fiscal Year ($)	Pension Service Cost ($)	Net Adjustment ($)
2025	2,211,146	—	5,654	—	1,664,768	(149,947)	30,590	—	(671,389)
2024	1,148,494	—	6,148	—	538,417	(332,200)	(157,709)	—	(1,106,134)
2023	901,975	—	—	—	449,825	(324,998)	(148,957)	—	(926,105)
2022	694,350	—	—	—	476,015	(329,767)	(175,344)	—	(723,446)
2021	1,599,926	26,640	—	587,407	1,294,501	112,712	964,129	—	1,332,183

> (a) The grant date fair value of the TSR PRSUs was determined by using $36.21, the closing stock price of our Common Stock at November 30, 2025.

(3)   The peer group total shareholder return in this column reflects the peer group comprised of CX-focused technology and service providers that are publicly traded companies, as set forth in Part II, Item 5 of our Annual Report on Form 10-K for the fiscal year ended November 30, 2025.

(4)   Net loss of $(1,278.9) for fiscal year 2025 reflects a non-cash goodwill impairment charge of $1,523.3 million in the fourth quarter of 2025 primarily resulting from the trading range for our stock price and market capitalization.

(5)   Non-GAAP operating income is operating income (loss), adjusted to exclude impairment charges, acquisition-related, integration and restructuring expenses, step-up depreciation, amortization of intangible assets, and share-based compensation. 65% of our NEOs' SMIP awards for fiscal year 2025 were based on non-GAAP operating income performance for fiscal year 2025. See page 42 of our Annual Report on Form 10-K for the fiscal year ended November 30, 2025 for a reconciliation of non-GAAP operating income to operating income (loss), as reported.

2025 Performance Measures

In accordance with Item 402(v) of Regulation S-K, the following table lists (in alphabetical order) the three financial performance measures that, in the Company's assessment, represent the most important financial performance measures used to link CAP for our NEO to Company performance for fiscal year 2025, as further described in our Compensation Discussion and Analysis.

- Adjusted EBITDA

- Non-GAAP Operating Income

- Revenue

Relationship Between CAP and Performance

In accordance with Item 402(v) of Regulation S-K, the charts below illustrate how our PEO's CAP and Other NEOs' average CAP compares to our Company's financial performance as measured by our total shareholder return, our peer group total shareholder return, our net income, and our non-GAAP operating income. CAP, as calculated in accordance with Item 402(v) of Regulation S-K, reflects, among other things, adjustments to the fair value of equity awards during the years presented. Factors impacting the fair value of equity awards include the trading price of our Common Stock on vesting dates and at year end, as well as the projected and actual achievement of performance goals.



CAP Compared to Company TSR and Peer Group TSR



CAP Compared to Net Income (Loss) and Non-GAAP Operating Income

Note: Net loss of $(1,278.9) for fiscal year 2025 reflects a non-cash goodwill impairment charge of $1,523.3 million in the fourth quarter of 2025 primarily resulting from the trading range for our stock price and market capitalization.

GENERAL INFORMATION

Concentrix will pay the costs of soliciting proxies on behalf of the Board. In addition to solicitation by mail, Concentrix officers, directors, and employees may solicit proxies personally, electronically, or by telephone, and will receive no additional compensation for their services. The Company will also reimburse brokers and other nominees for their reasonable out-of-pocket expenses incurred in connection with distributing forms of proxies and proxy materials to beneficial owners of Common Stock.

At the time this Proxy Statement was released on February 13, 2026, the Company knew of no other matters that might be presented for action at the Annual Meeting, other than those matters discussed in this Proxy Statement. If any other matters properly come before the Annual Meeting, the Common Stock represented by proxies may be voted with respect thereto in the discretion of the persons named as proxies.

2027 Annual Meeting of Stockholders

Stockholder proposals intended for inclusion in the Company's Proxy Statement for the 2027 Annual Meeting of Stockholders pursuant to Rule 14a-8 under the Exchange Act must be received by the Company no later than October 16, 2026 and must otherwise comply with SEC rules relating to stockholder proposals, including with respect to the types of stockholder proposals that are appropriate for inclusion in a proxy statement. Proposals we receive after that date will not be included in the Company's Proxy Statement for the 2027 Annual Meeting of Stockholders. A stockholder proposal not included in the proxy statement will be ineligible for presentation at the 2027 Annual Meeting of Stockholders unless the stockholder gives timely notice of the proposal in writing to the Corporate Secretary at the principal executive offices of the Company. Under the Company's Bylaws, in order for a matter to be deemed properly presented by a stockholder, timely notice must be delivered to, or mailed and received at the Company's principal executive offices not more than 120 days nor less than 90 days in advance of the anniversary of the date of the Company's proxy statement for the prior year's Annual Meeting. However, if no Annual Meeting was held in the prior year or the current Annual Meeting is scheduled for a date more than 30 days before or after the anniversary of the prior year's Annual Meeting, the Company must receive the stockholder's notice by the later of the 90th day prior to the current Annual Meeting and the 10th day following public disclosure of the date of the current Annual Meeting.

Assuming the date of our 2027 Annual Meeting is not so advanced or delayed, if a stockholder notifies the Company after December 30, 2026 of the intent to present a proposal, the persons named as the Company's proxies for the 2027 Annual Meeting of Stockholders will be permitted to exercise discretionary voting authority with respect to that proposal even if the matter is not discussed in the Company's proxy statement for that meeting. Proposals or notices should be sent to our Corporate Secretary at the following address: Corporate Secretary, Concentrix Corporation, 39899 Balentine Drive, Suite 235, Newark, CA 94560.

Important Notice Regarding Delivery of Stockholder Documents

To eliminate duplicate mailings, conserve natural resources, and reduce printing costs and postage fees, we engage in householding and will deliver a single set of proxy materials (other than proxy cards, which will remain separate) to stockholders who share the same address and who have the same last name or have consented in writing. You may nonetheless receive a separate mailing if you hold additional shares in a brokerage account.

If your household receives multiple copies of our proxy materials, you may request to receive only one copy by contacting Broadridge Financial Solutions, Inc. at (866) 540-7095 or in writing at Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Similarly, if your household receives only one copy of our proxy materials, you may request an additional copy by contacting Broadridge as indicated above or by writing to our Corporate Secretary at Concentrix Corporation, 39899 Balentine

Drive, Suite 235, Newark, CA 94560. We will deliver the requested additional copy promptly following our receipt of your request.

Information Requests

Upon written request to Concentrix Corporation, 201 East 4th Street, Cincinnati, Ohio 45202, Attention: Investor Relations Department, the Company will provide, without charge, a copy of the Company's Annual Report on Form 10-K, this Proxy Statement, any committee charter, our Governance Guidelines, our Human Rights Policy, or our Code of Ethical Business Conduct. Copies of the exhibits to the Form 10-K will be provided to any requesting stockholder if the stockholder agrees to reimburse us for our reasonable costs in providing such exhibits. The reports and documents referenced in this paragraph are also available on the Investor Relations section of the Company's website at *www.concentrix.com*. The information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated into any other filings we make with the SEC.

AMENDMENT NUMBER ONE TO THE CONCENTRIX CORPORATION
AMENDED AND RESTATED 2020 STOCK INCENTIVE PLAN

The Concentrix Corporation Amended and Restated 2020 Stock Incentive Plan (the "Plan") is hereby amended (this "Amendment") as set forth below by the Board of Directors of Concentrix Corporation (the "Company"), subject to the approval of this Amendment by the stockholders of the Company:

1. Section 1 of the Plan is amended to read as follows, with the remainder of Section remaining unchanged:

> The Plan, as amended and restated, was adopted by the Board of Directors on August 22, 2024, and subsequently amended on February 12, 2026, and such amendment shall be effective immediately upon approval by the Company's stockholders (such effective date, the "Restatement Effective Date").

2. Section 5, part (a), of the Plan is amended to increase the number of shares available for issuance by 3,700,000 as follows, with the remainder of Section 5(a) remaining unchanged:

> The aggregate number of Shares authorized for issuance as Awards under the Plan, as of the Restatement Effective Date, shall not exceed 4,469,067 Shares (reflecting 769,067 Shares that remained available for grant under the Plan as of January 31, 2026 plus an increase to the total number of shares that may be issued under the Plan of 3,700,000 shares), less (y) any shares that were subject to an award granted under the Plan after January 31, 2026 and prior to the Restatement Effective Date, plus (z) any shares that may subsequently become available for issuance under the Plan as described in subsection (b) of this Section 5).

3. The Plan shall otherwise be unchanged by this Amendment.

This Amendment is adopted subject to approval by the stockholders of the Company at the Company's 2026 Annual Meeting of Stockholders. If the stockholders fail to approve this Amendment at the Annual Meeting, the Plan shall continue in existence in accordance with its terms.

<p style="text-align:center">*   *   *</p>

The foregoing Amendment to the Plan was duly adopted and approved by the Board of Directors of the Company on February 12, 2026, subject to the approval of the Amendment by the stockholders of the Company.

Corporate Secretary

The foregoing Amendment to the Plan was duly adopted by the stockholders of the Company at a meeting held on March 25, 2026.

Corporate Secretary

2025 AT-A-GLANCE

$9.8B
revenue FY 2025


16+ years
average tenure of
our top 30 clients


2000+
clients


70+ countries


160+
Fortune Global
500 clients


300+
patents, IP &
proprietary technology


concentrix™